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As filed with the Securities and Exchange Commission on October 9, 2001

Registration No.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

divine, inc.
(Exact name of Registrant as specified in its charter)

Delaware	7379	36-4301991
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1301 NORTH ELSTON AVENUE
CHICAGO, ILLINOIS 60622
(773) 394-6600
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

JUDE M. SULLIVAN, ESQ.
Senior Vice President, Secretary and General Counsel
divine, inc.
1301 North Elston Avenue
Chicago, Illinois 60622
(773) 394-6600
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

D. MARK McMILLAN, ESQ. Bell, Boyd & Lloyd LLC 70 West Madison Street Suite 3300 Chicago, Illinois 60602 (312) 372-1121	ELLEN J. RUBIN, ESQ. Hill & Barlow One International Place Boston, Massachusetts 02110 (617) 428-3000

   Approximate Date of commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement and all other conditions to the merger of a wholly-owned subsidiary of divine, inc. into Eprise Corporation have been satisfied or waived.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Class A Common Stock, par value $0.001 per share, and associated rights to purchase Series A Junior Participating Preferred Stock (3)	60,523,461 shares	N/A	$22,478,073	$5,619.52

(1)
Based on the maximum number of shares of divine class A common stock, par value $0.001 per share, that divine may be required to issue in the merger, calculated as the product of (a) 24,975,637, which is the sum of (i) the aggregate number of outstanding shares of common stock, $0.001 par value, of Eprise Corporation on October 1, 2001 and (ii) the aggregate number of shares of Eprise common stock issuable pursuant to all outstanding and committed employee and director stock options and warrants, multiplied by (b) the exchange ratio of 2.4233 shares of divine common stock for each share of Eprise common stock.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) on the basis of the market value of the shares of Eprise common stock to be exchanged in the merger, as the product of (a) $0.90 (the average of the high and low sales prices per share of Eprise common stock as reported on the Nasdaq National Market on October 3, 2001), multiplied by (b) 24,975,637, which is the estimated maximum number of shares of Eprise common stock that may be cancelled in the merger.
(3)
Each share of divine class A common stock is accompanied by a series A junior participating preferred stock purchase right that trades with the divine common stock. The value attributed to those rights, if any, is reflected in the market price of the divine common stock. Prior to the occurrence of certain events, none of which has occurred as of this date, the rights will not be exercisable or evidenced separately from the divine common stock.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell, and it is not soliciting any offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED OCTOBER 9, 2001

PROXY STATEMENT/PROSPECTUS

The Proposed Merger—Your Vote is Important

    divine, inc. and Eprise Corporation have agreed on a transaction whereby divine will acquire Eprise in a stock-for-stock transaction. The transaction is structured as a merger in which a newly-formed, wholly-owned subsidiary of divine will be merged into Eprise. If we complete the merger, you will receive 2.4233 shares of divine class A common stock for each share of Eprise common stock that you own.

    divine's class A common stock is traded on the Nasdaq National Market under the symbol "DVIN." On            , 2001, the closing sale price of divine's class A common stock was $   .

    We cannot complete the merger unless the Eprise stockholders adopt and approve the merger agreement and the merger. A special meeting for that purpose has been scheduled for Eprise stockholders to vote on the merger. This proxy statement/prospectus provides you with detailed information about the proposed merger and the special meeting. Please read this entire document carefully, including the "Risk Factors" section beginning on page 25, which discusses the potential risks involved in the merger, in the operation of the combined company and in owning divine class A common stock.

    Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the meeting, please take the time to vote (1) by completing and mailing the enclosed proxy card to us, (2) by telephone or (3) over the Internet. If you sign, date and mail your proxy card without indicating how you want to vote, we will count your proxy as a vote in favor of approving and adopting the merger agreement, the merger and any other proposal properly submitted to stockholders at the meeting. If you abstain, do not vote or do not instruct your broker how to vote any shares your broker holds for you in its name, the effect will be a vote against approval and adoption of the merger agreement and the merger. Returning your proxy card or voting by telephone or over the Internet will not affect your right to vote in person if you choose to attend the special meeting.

    The date, time and place of the special meeting is as follows:

            , 2001
10:00 a.m. Eastern time
at the offices of Hill & Barlow
One International Place
Boston, Massachusetts 02110

    The board of directors of Eprise has unanimously approved the merger agreement and the merger and recommends that you vote FOR the proposal to adopt and approve the merger agreement and the merger.

    This proxy statement/prospectus serves as (1) Eprise's proxy statement in connection with the solicitation of proxies by the Eprise board of directors for use at the special meeting and (2) divine's prospectus in connection with its issuance of its class A common stock in the merger.

/s/ JOSEPH A. FORGIONE Joseph A. Forgione President and Chief Executive Officer Eprise Corporation

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the divine class A common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

    This proxy statement/prospectus is dated         , 2001 and was first mailed to Eprise stockholders on or about         , 2001.

Eprise Corporation
200 Crossing Boulevard
Framingham, Massachusetts 01702

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON             , 2001

To our stockholders:

   We will hold a special meeting of stockholders of Eprise Corporation at 10:00 a.m., local time, on           , 2001 at the offices of Hill & Barlow, One International Place, Boston, Massachusetts. At the Eprise special meeting, we will ask you to vote on:

  •
  a proposal to adopt and approve the agreement and plan of merger, dated as of September 17, 2001, by and among divine, inc., DI2 Acquisition Company, a wholly-owned subsidiary of divine, and Eprise Corporation, and the merger of DI2 Acquisition Company into Eprise; and
  •
  such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

   We have fixed the close of business on           , 2001 as the record date for determining which of our stockholders are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Approval of the merger proposal requires the affirmative vote of a majority of the Eprise common stock outstanding as of the record date.

   After careful consideration, your board of directors unanimously recommends that you vote FOR adoption and approval of the merger agreement and the merger.

   Please complete, sign and promptly return the proxy card in the enclosed prepaid envelope or vote by telephone or over the Internet in accordance with the instructions provided, whether or not you expect to attend the special meeting. You can revoke your proxy at any time before it has been voted at the special meeting. Returning your proxy card or voting by telephone or over the Internet will not affect your right to vote in person if you choose to attend the special meeting. If you fail to vote by proxy card, telephone, over the Internet or at the special meeting, or fail to instruct your broker how to vote any shares your broker holds for you in its name, or if you abstain, it will have the same effect as voting against the approval and adoption of the merger agreement and the merger. You can revoke your proxy in the manner described in this proxy statement/prospectus at any time before it has been voted at the special meeting.

   You should not send Eprise stock certificates with your proxy card. After we complete the merger, the exchange agent will send you written instructions for exchanging Eprise stock certificates for divine stock certificates.

By order of the board of directors,
/s/ ELLEN J. RUBIN Ellen J. Rubin Secretary
Framingham, Massachusetts , 2001

ADDITIONAL INFORMATION

    divine has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to divine, and Eprise has supplied all information contained in this proxy statement/prospectus relating to Eprise.

    This proxy statement/prospectus incorporates important business and financial information about divine that is not included in, or delivered with, this proxy statement/prospectus. You may obtain this information, without charge, by making a written or oral request to divine or Computershare Trust Company of New York, the exchange agent, as follows:

divine, inc. Attention: Investor Relations 1301 North Elston Avenue Chicago, Illinois 60622 Attention: Investor Relations Telephone: (773) 394-6600 Fax: (773) 394-6604 email: ir@divine.com	Computershare Trust Company of New York
Attention: Richard Campbell
88 Pine Street, 19th Floor
New York, New York 10005
Telephone: (212) 701-7656
Fax: (212) 701-7691
email: richard.campbell@computershare.com

    In order to receive timely delivery of the documents in advance of the special meeting, you should make your request no later than              , 2001, which is five business days prior to the date of the Eprise special meeting.

    For a more detailed discussion of the information about divine incorporated by reference into this proxy statement/prospectus, see "Where You Can Find More Information" beginning on page 127.

    You should rely only on information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date on the cover of this proxy statement/prospectus, or, in the case of documents incorporated by reference, the date of the referenced document, and neither the mailing of this proxy statement/prospectus to you nor the issuance of divine class A common stock in the merger will create any implication to the contrary.

    divine is a registered trademark of divine, inc. Eprise and Eprise Participant Server are registered trademarks of Eprise Corporation. Other trademarks appearing in this proxy statement/prospectus are the property of their respective holders.

i

Nasdaq National Market	65
Material United States Federal Income Tax Consequences	66
THE MERGER AGREEMENT	68
The Merger	68
Consideration to be Received in the Merger	68
No Fractional Shares	68
Procedures for Exchange of Certificates	68
Treatment of Outstanding Options and Purchase Rights	69
Treatment of Outstanding Warrants	70
Representations and Warranties	70
Covenants and Agreements	71
Conditions of the Merger	74
Indemnification and Insurance	76
Termination	76
Termination Fee	77
Expenses	78
Amendments	79
AGREEMENT RELATED TO THE MERGER	80
Reseller Agreement	80
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	81
INFORMATION REGARDING DIVINE	91
Overview	91
divine's Recent Developments	93
INFORMATION REGARDING EPRISE	97
Business	97
Properties	106
Legal Proceedings	106
Management's Discussion and Analysis of Financial Condition and Results of Operations	107
Quantitative and Qualitative Disclosures About Market Risk	117
Stock Ownership of Certain Beneficial Owners and Management	118
COMPARISON OF STOCKHOLDERS' RIGHTS	120
Authorized Capital Stock	120
Dividends	121
Voting Rights	121
Cumulative Voting	121
Stockholder Action	121
Stockholders' Rights Plan	122
Special Stockholders Meetings	123
Stockholder Proposals	123
Action by Stockholders Without a Meeting	124

ii

Classified Board of Directors	124
Removal and Appointment of Directors	124
Board of Directors Meetings	124
Indemnification of Certain Persons	125
Amendment of Certificate of Incorporation and Bylaws	125
LEGAL MATTERS	126
EXPERTS	126
STOCKHOLDER PROPOSALS	126
WHERE YOU CAN FIND MORE INFORMATION	127
CONSOLIDATED FINANCIAL STATEMENTS OF EPRISE CORPORATION	F-1
APPENDIX A	AGREEMENT AND PLAN OF MERGER
APPENDIX B	OPINION OF BROADVIEW INTERNATIONAL LLC

iii

QUESTIONS AND ANSWERS ABOUT
THE PROPOSED MERGER

Q:
Why are the two companies proposing to merge?

A:
The products and services offered by the companies are generally complementary, and we expect that the acquisition of Eprise by divine will provide our combined enterprise significant potential advantages and resources, including a more diversified portfolio of products and services. We believe that the proposed merger will allow us to accelerate long-term growth and provide added stockholder value. Achieving these anticipated benefits, however, is subject to certain risks discussed in "Risk Factors" beginning on page 25. To review the reasons for the acquisition in greater detail, see "The Merger—Reasons for the Merger" beginning on page 51.

Q:
How will I benefit?

A:
We believe that you will benefit by being an owner of a company that is able to compete more effectively than either divine or Eprise individually.

Q:
What will happen in the merger?

A:
A newly-formed, wholly-owned subsidiary of divine will merge into Eprise. As a result, Eprise will survive as a wholly-owned subsidiary of divine.

Q:
What will I receive in the merger?

A:
If we complete the merger, you will receive 2.4233 shares of divine class A common stock in exchange for each share of Eprise common stock that you own. In this proxy statement/prospectus, all references to divine common stock are to divine class A common stock along with the right to purchase divine's series A junior participating preferred stock under divine's stockholders' rights plan. There are currently no other classes of divine common stock outstanding.

  Example: If you own 1,000 shares of Eprise common stock at the time we complete the merger, you will be entitled to receive 2,423 shares of divine common stock.

Q:
What happens as the market price of divine common stock fluctuates?

A:
The exchange ratio, and therefore the number of shares of divine common stock that you will receive in the merger, is fixed and will not be adjusted in the event of any increase or decrease in the price of divine common stock. Therefore, the value of the divine common stock you will receive in the merger will fluctuate as the price of divine common stock increases or decreases. You should obtain a current market quotation for divine common stock before voting on the merger.

Q:
Will divine issue fractional shares?

A:
divine will not issue fractional shares. Instead, any holder of Eprise common stock that would otherwise be entitled to receive a fraction of a divine share in the merger will receive a number of divine shares rounded up or down to the nearest whole number (with fractions equal to or greater than 0.5 being rounded up).

Q:
What do I need to do now?

A:
After carefully reviewing and considering this proxy statement/prospectus, you should submit your proxy by mail, by telephone or over the Internet before the special meeting so that your shares are represented at the special meeting. You may also attend the special meeting scheduled to take place on             , 2001. The board of directors of Eprise unanimously recommends voting in favor of the adoption and approval of the merger agreement and the merger.

Q:
What stockholder vote is required to approve the merger?

A:
The affirmative vote of a majority of the shares of Eprise common stock outstanding as of the record date,             , 2001, is required to adopt and approve the merger agreement and the merger.

Q:
How can I vote my shares without attending the special meeting?

A:
You may vote your shares without attending the special meeting by granting a proxy to us. You can do this:

•
by mail—if you vote by mail, complete, sign and date your enclosed proxy card and mail it using the enclosed postage paid envelope; or

•
by telephone or Internet—if you vote by telephone or over the Internet, you will be required to have the control number appearing on your proxy card available to submit your vote. A properly completed telephone or Internet vote has the same effect as if you marked, signed and returned the proxy card by mail. See the instructions on the proxy card for a detailed description of telephone and Internet voting procedures.

Q:
If my Eprise shares are held in "street name" by my broker, will my broker vote my shares for me?

A:
Your broker will only vote your shares if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not provide instructions to your broker on how to vote your shares, they will not be voted. This will have the same effect as voting against the adoption and approval of the merger agreement and the merger.

Q:
What if I don't vote by proxy or at the special meeting or I abstain?

A:
If you fail to vote by proxy or at the special meeting or abstain from voting, it will have the same effect as a vote against the adoption and approval of the merger agreement and the merger.

Q:
Can I change my vote after I have mailed a signed proxy card or voted by telephone or over the Internet?

A:
If you are a stockholder of record, you may revoke a previously-granted proxy and change your vote at any time before your proxy is voted at the special meeting in one of the following ways:

•
by delivering a written notice to Eprise's Investor Relations office that states you would like to revoke your proxy;

  •
  by delivering a later-dated proxy card by mail;

  •
  by telephone or over the Internet as set forth in the instructions provided along with your proxy card; or

  •
  by attending the special meeting and voting in person (merely attending the meeting will not revoke your previously-granted proxy and change your vote; you must cast a vote at the special meeting).

  For shares held in the name of a bank, broker or other fiduciary, you may change your vote by submitting new voting instructions to the bank, broker or other fiduciary.

Q:
What if I receive more than one proxy card?

A:
It may mean that your shares are registered in different ways or are in more than one account. Please provide voting instructions for all proxy cards you receive to ensure that all of your shares are voted at the meeting.

Q:
Should I send in my Eprise stock certificate now?

A:
No. After we complete the merger, Computershare Trust Company of New York, the exchange agent, will send you written instructions for exchanging your Eprise stock certificates for divine stock certificates.

Q:
When do you expect to complete the merger?

A:
We expect to complete the merger as quickly as possible after the special meeting.

Q:
What are the tax consequences of the merger?

A:
You generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Eprise common stock for divine common stock. To review the tax consequences to Eprise stockholders in greater detail, see "The Merger—Material United States Federal Income Tax Consequences" beginning on page 66. The tax consequences to each of you will depend on your particular situation. You should therefore consult your own tax advisor for an understanding of the tax consequences to you resulting from the merger.

Q:
What will happen to Eprise if we do not complete the merger?

A:
If we do not complete the merger, Eprise may be required under certain circumstances to pay divine a termination fee. In addition, significant merger-related costs incurred by Eprise, such as legal, accounting and financial advisor fees, must be paid by Eprise if we do not complete the merger. Also, the price of Eprise common stock may decline to the extent that its current market price reflects a market assumption that we will complete the merger. Eprise is not currently in compliance with the Nasdaq National Market's listing maintenance requirements and may be delisted from the Nasdaq National Market if the merger is not completed. On September 27, 2001, Nasdaq announced that it had suspended until January 2, 2002 its $1.00 minimum bid price requirement for continued listing on the Nasdaq National Market.

Q:
Who can I call with questions?

A:
If you would like additional copies of this proxy statement/prospectus or the enclosed proxy card, or, if you have questions about the merger, the special meeting, or how to vote by proxy, you should contact one of the following:

    Computershare Trust Company of New York
    Attention: Richard Campbell
    88 Pine Street, 19th Floor
    New York, New York 10005
    Telephone: (212) 701-7656
    Fax: (212) 701-7691
    email:     richard.campbell@computershare.com

    Eprise Corporation
    Attention: Investor Relations
    200 Crossing Boulevard
    Framingham, Massachusetts 01702
    Telephone: (508) 661-5200
    Fax: (508) 661-5400
    email: ir@eprise.com

  If you would like copies of any divine documents incorporated by reference in this proxy statement/prospectus, you should contact divine at the following:

    divine, inc.
    Attention: Investor Relations
    1301 North Elston Avenue
    Chicago, Illinois 60622
    Telephone: (773) 394-6600
    Fax: (773) 394-6604
    email:     ir@divine.com

SUMMARY

    For your convenience, we have provided a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this document and does not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents we have referred you to, including the divine documents incorporated by reference and the merger agreement, which we have attached as Appendix A. You should also see "Where You Can Find More Information" on page 127. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in the summary.

The Companies

  divine, inc. (page 91)

    divine provides a combination of Web-based technology, professional services and managed applications capabilities designed to allow clients to deploy advanced enterprise Web solutions that are integrated with their business strategies and existing software and technical systems. divine's enterprise Web solutions offer businesses the ability to improve collaboration, workflow and business relationships. divine provides these solutions and managed applications through its four business units:

  •
  Enterprise Portal Solutions;

  •
  Software Applications;

  •
  Professional Services; and

  •
  Managed Applications.

    divine maintains its principal offices at 1301 North Elston Avenue, Chicago, Illinois 60622, telephone (773) 394-6600. See "—divine's Recent Developments" for a discussion of recent events intended to further divine's business strategy.

  Eprise Corporation (page 97)

    Eprise provides software products and design and consulting services that enable businesses to create and publish effective Web content quickly and easily. Its core product, Eprise Participant Server, enables a business organization to distribute this Web content management function among the appropriate individuals within the enterprise who have responsibility for particular aspects of that Web content. These individuals need no knowledge of programming languages or other technical skills to use Eprise Participant Server, thereby minimizing a customer's reliance on information technology professionals and consultants. Eprise targets customers in a broad spectrum of industries, including the financial services, technology, and manufacturing industries. Eprise currently sells its products primarily in the United States. Eprise maintains its principal offices at 200 Crossing Boulevard, Framingham, Massachusetts 01702, telephone (508) 661-5200.

Our Reasons for the Merger (page 51)

    divine and Eprise believe that the proposed merger will provide each company with the complementary strengths and resources of the other and will enable the combined company to address strategic opportunities more effectively. For example, the combination of Eprise's content management software, in particular Eprise Participant Server, with divine's software applications and sales and marketing infrastructure should enable the combined company to further its strategy of providing Web-based technology, professional services, and managed applications that help global enterprises conveniently and cost-effectively manage information resources and engage their constituencies.

Recommendation of the Eprise Board of Directors (page 46)

    The Eprise board unanimously recommends that you vote FOR the proposal to adopt and approve the merger agreement and the merger.

The Eprise Special Meeting

  Time, Place, Date and Purpose (page 46)

    The special meeting of Eprise stockholders will be held on             , 2001, at 10:00 a.m. local time at the offices of Hill & Barlow, One International Place, Boston, Massachusetts. The purpose of the special meeting is to vote upon the proposal to adopt and approve the merger agreement and the merger. You may also vote upon such other matters as may be properly brought before the Eprise special meeting or any adjournment or postponement of the special meeting.

  Record Date and Vote Required (page 46)

    Only Eprise stockholders of record at the close of business on the record date,             , 2001, are entitled to vote at the special meeting. The affirmative vote of a majority of the shares of Eprise common stock outstanding as of the record date is required to adopt and approve the merger agreement and the merger. At the close of business on the record date, there were         shares of Eprise's common stock outstanding and entitled to vote at the Eprise special meeting, approximately   % of which were held by directors and executive officers of Eprise and their affiliates. These directors and executive officers have indicated their intention to vote, or cause to be voted, the shares beneficially owned by them in favor of the adoption and approval of the merger agreement and the merger.

Dissenters' Rights (page 65)

    You are not entitled to dissenters' rights or appraisal rights under the Delaware General Corporation Law in connection with the merger.

The Merger

    The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger. If the holders of a majority of the outstanding shares of Eprise common stock adopt and approve the merger agreement and the merger and all other conditions to the merger are satisfied or waived, DI2 Acquisition Company will merge into Eprise. As a result, Eprise will survive as a wholly-owned subsidiary of divine.

  What You Will Receive (pages 64 and 68)

    If we complete the merger, each outstanding share of Eprise common stock will be exchanged for 2.4233 shares of divine common stock. The value of the divine shares you will receive in the merger will fluctuate as the market price of divine common stock changes. As of October 1, 2001, divine had approximately 164,124,076 shares of common stock issued and outstanding. Based upon 22,270,386 shares of Eprise common stock issued and outstanding as of October 1, 2001 and the 2.4233 exchange ratio, divine will issue an aggregate of approximately 53,968,000 shares of divine common stock to holders of Eprise common stock following the merger. As a result, following completion of the merger, and assuming divine does not issue any additional shares of its common stock (in other pending mergers or otherwise), Eprise stockholders would own approximately 24.7% of the issued and outstanding shares of divine's common stock. Assuming that divine (1) completes its pending mergers with RoweCom Inc., eshare communications, Inc. and Open Market, Inc. (which are discussed under "—divine's Recent Developments"), (2) issues 10,164,558 shares of divine common stock pursuant to the RoweCom merger, (3) issues approximately 68,435,596 shares of divine common stock pursuant to the eshare merger (based upon approximately 21,934,486 eshare common shares issued and outstanding and an eshare exchange ratio of 3.12 as of October 1, 2001), (4) issues 44,454,961 shares of divine common stock pursuant to the Open Market merger and (5) does not issue any other shares of divine common stock prior to the closing of this merger, Eprise stockholders would own approximately 15.8% of the issued and outstanding shares of divine's common stock after the merger.

  Treatment of Outstanding Options and Purchase Rights (page 69)

    Each outstanding option to purchase shares of Eprise common stock under Eprise's stock option plans with an exercise price that, when divided by 2.4233, is greater than the closing sale price of divine common stock on the trading day immediately prior to the completion of the merger, will become exercisable at an exercise price equal to such closing sale price of divine common stock, for a number of shares of divine common stock equal to the number of shares of Eprise common stock subject to the Eprise option. Each outstanding Eprise option with an exercise price that, when divided by 2.4233, is less than or equal to the closing sale price of divine common stock on the trading day immediately preceding the completion of the merger, will become exercisable at an exercise price equal to the exercise price of the Eprise option divided by 2.4233, for a number of shares of divine common stock determined by multiplying the number of shares of Eprise common stock subject to such Eprise option by 2.4233. As of October 1, 2001, Eprise had outstanding options to purchase an aggregate of approximately 1,799,800 shares of Eprise common stock, with exercise prices ranging from $0.255 to $17.75.

    The merger agreement also provides that divine will assume each promise by Eprise to grant stock options in connection with its stock option exchange program. Upon completion of the merger, divine will grant to each such promisee a substitute option to purchase the number of shares of divine common stock determined by multiplying the number of shares of Eprise common stock subject to such promise by 2.4233 (rounded to the nearest full share), at an exercise price equal to the closing sale price of divine common stock on the trading day immediately preceding the completion of the merger. Under the stock option exchange program, which terminated on June 8, 2001, Eprise accepted for exchange Eprise options to purchase an aggregate of approximately 551,000 shares of Eprise common stock.

    Upon the completion of the merger, each right to purchase shares of Eprise common stock that is outstanding and unexercised under the Eprise 2000 Employee Stock Purchase Plan will be converted into a right to purchase divine shares under divine's 2000 Employee Stock Purchase Plan in accordance with the terms thereof.

  Treatment of Outstanding Warrants (page 70)

    Each outstanding warrant to purchase shares of Eprise common stock will become a warrant to purchase a number of shares of divine common stock at an exercise price as determined in accordance with the terms of such warrant. As of October 1, 2001, Eprise had outstanding warrants to purchase (1) approximately 128,000 shares of Eprise common stock at an exercise price of $1.27 per share, and (2) approximately 226,000 shares of Eprise common stock at an exercise price of $3.93 per share. Upon completion of the merger, the first warrant will convert into a warrant to purchase approximately 310,700 shares of divine common stock at an exercise price of approximately $0.52 per share. The second warrant will terminate if it is not exercised before the completion of the merger.

  Opinion of Eprise's Financial Advisor (page 54)

    Broadview International LLC, Eprise's financial advisor, delivered its opinion to the Eprise board on September 17, 2001, that the consideration to be received in the merger by holders of Eprise common stock is fair, from a financial point of view, to such holders. The full text of the Broadview opinion is attached as Appendix B. You should read the Broadview opinion in its entirety. The Broadview opinion does not constitute a recommendation as to how you should vote with respect to the merger.

  Conditions to the Merger (page 74)

    The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including, among others:

  •
  the Eprise stockholders must adopt and approve the merger agreement and the merger, and divine's stockholders must approve the issuance of divine common stock to you, if required by the rules of Nasdaq;

  •
  the registration statement of which this proxy statement/prospectus is a part must not be subject to a stop order or proceeding seeking a stop order;

  •
  no law, injunction, or order preventing the completion of the merger may be in effect;

  •
  no breach of a representation or warranty resulting in a material adverse effect on either divine or Eprise may have occurred that has not been waived;

  •
  the shares of divine common stock to be issued to you under the merger agreement must be authorized for listing on the Nasdaq National Market;

  •
  if the merger is completed after December 31, 2001 and divine does not then satisfy the maintenance criteria of the Nasdaq National Market (or any other requirements set forth in a letter from the Nasdaq National Market to divine regarding the possible delisting of divine's common stock), there shall then remain at least 45 calendar days before the date, if any, specified by the Nasdaq National Market in a notice to divine upon which date divine's common stock will be delisted from the Nasdaq National

    Market if divine shall have not then satisfied the criteria of the Nasdaq National Market necessary to maintain the listing of its common stock on the Nasdaq National Market, unless that notice is subsequently withdrawn, suspended or revoked; and

  •
  Eprise must have received a written opinion from its tax counsel, and divine must have received a written opinion from its tax counsel if divine's stockholders must approve the issuance of divine common stock to the Eprise stockholders under the rules of Nasdaq, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes, and that opinion must not be withdrawn.

  Termination (page 76)

    divine and Eprise can jointly terminate the merger agreement at any time before completing the merger, even if Eprise stockholders have approved the merger. Either of divine or Eprise can also terminate the merger agreement if:

  •
  we do not complete the merger before December 31, 2001 (subject to extension under certain circumstances);

  •
  a governmental or legal restraint does not permit completion of the merger;

  •
  Eprise stockholders do not adopt and approve the merger agreement and the merger at the special meeting; provided, however, Eprise does not have the right to terminate under these circumstances if it has violated its non-solicitation covenant contained in the merger agreement or its board has withdrawn its recommendation of the merger. See "The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions."

  •
  the other party materially breaches its representations, warranties or covenants in the merger agreement and such breach has not been, or cannot be, cured within 20 business days of the other party receiving notice of the breach; or

  •
  the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to you in order to complete the merger, and that approval is not obtained.

    In addition, divine may terminate the merger agreement without completing the merger if:

  •
  Eprise's board of directors or a committee of the board withdraws or modifies its approval or recommendation of the merger;

  •
  in response to a third-party tender offer or exchange offer, Eprise takes any action other than rejection of the offer;

  •
  Eprise's board of directors recommends an alternative acquisition proposal to you;

  •
  Eprise or any of its officers or directors enters into discussions or negotiations regarding an alternative acquisition proposal in violation of the merger agreement;

  •
  Eprise enters into an agreement regarding, or consummates, an acquisition transaction with a party other than divine; or

  •
  the Eprise board of directors resolves to do any of the foregoing.

    Further, Eprise may terminate the merger agreement without completing the merger if:

  •
  the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to you to complete the merger and the board of directors of divine, or any committee thereof, shall have withdrawn or modified in a manner adverse to Eprise its approval or recommendation of the merger or the merger agreement; or

  •
  prior to the adoption of the merger agreement by Eprise's stockholders and after giving notice to divine as specified in the merger agreement, Eprise is in active negotiations, or executes a definitive agreement, with respect to an alternative acquisition proposal that Eprise determines in good faith has a reasonable likelihood of closing on terms more favorable to you than the merger.

    If we do not consummate the merger, except under the circumstances described below in "—Termination Fee," all fees and expenses incurred in connection with the merger agreement and the transactions it contemplates will be paid by the party incurring those expenses. If we complete the merger, divine will pay all fees and expenses incurred in connection with the merger agreement and the transactions it contemplates.

  Termination Fee (page 77)

    Eprise has agreed to pay divine a termination fee of $2,000,000 if the merger agreement is terminated by:

  •
  divine or Eprise because the merger is not completed by December 31, 2001, because Eprise receives, or a third party publicly announces, an alternative acquisition proposal and within one year of the termination of the merger agreement either an alternative transaction is consummated or Eprise enters into a definitive agreement to consummate an alternative transaction;

  •
  divine or Eprise because (1) an alternative acquisition proposal, or the intention or desire to make an alternative acquisition proposal, is received by you, or otherwise publicly announced by a third party or Eprise, (2) the alternative acquisition proposal or intention or desire is not withdrawn prior to the special meeting, (3) the Eprise stockholders do not adopt and approve the merger agreement and the merger, and (4) within one year of the termination of the merger agreement, an alternative transaction is consummated or Eprise enters into a definitive agreement to consummate an alternative transaction;

  •
  divine because (1) an alternative acquisition proposal, or the intention or desire to make an alternative acquisition proposal, is received by you, or otherwise publicly announced by a third party or Eprise, (2) the alternative acquisition proposal or intention or desire is not withdrawn prior to the special meeting, (3) Eprise shall have breached or failed to perform any of the covenants or other agreements in the merger agreement or any representation or warranty of Eprise shall have become untrue such that, in either case, certain conditions to the merger would not be satisfied, and that breach or failure to be true has not been or is not capable of being cured within 20 business days following receipt by Eprise of notice of such failure or breach, and (4) within one year of the termination of the merger agreement, an alternative transaction is consummated or Eprise enters into a definitive agreement to consummate an alternative transaction;

  •
  Eprise because prior to the adoption of the merger agreement by Eprise's stockholders and after giving notice to divine as specified in the merger agreement, Eprise is in active negotiations, or executes a definitive agreement, with respect to an alternative acquisition proposal that Eprise determines in good faith has a reasonable likelihood of closing on terms more favorable to you than the merger;

  •
  divine because Eprise's board of directors or a committee of the board withdraws or modifies its approval or recommendation of the merger;

  •
  divine because in response to a third-party tender offer or exchange offer, Eprise takes any action other than rejection of the offer;

  •
  divine because Eprise's board of directors recommends an alternative acquisition proposal to you;

  •
  divine because Eprise or any of its officers or directors enters into discussions or negotiations regarding an alternative acquisition proposal in violation of the merger agreement; or

  •
  divine because Eprise enters into an agreement regarding, or consummates, an acquisition transaction with a party other than divine.

    divine must pay Eprise a termination fee of $2,000,000 if Eprise terminates the merger agreement because the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to you in order to complete the merger, and divine's board of directors or a committee of the board withdraws or modifies its approval or recommendation of the merger.

    If the merger agreement is terminated (1) by either divine or Eprise because the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to you to complete the merger, and that approval is not obtained, or (2) by Eprise because divine breaches or fails to perform any of the covenants or other agreements contained in the merger agreement, and that breach or failure to be true has not been or is incapable of being cured within 20 business days, then divine must pay Eprise's expenses incurred in connection with the merger agreement, up to a maximum of $500,000.

    If the merger agreement is terminated (1) by either divine or Eprise because the stockholders of Eprise do not approve the merger at the special meeting, except in the case where, within one year of the termination of the merger agreement, an alternative transaction is consummated or Eprise enters into a definitive agreement to consummate an alternative transaction, or (2) by divine because Eprise breaches or fails to perform any of the covenants or other agreements contained in the merger agreement, and that breach or failure to be true has not been or is incapable of being cured within 20 business days, then Eprise must pay divine's expenses incurred in connection with the merger agreement, up to a maximum of $500,000.

  Interests of Certain Persons in the Merger (page 63)

    When you consider the Eprise board's recommendation in favor of the merger, you should be aware that a number of Eprise directors and executive officers may have interests in the merger that differ from, or are in addition to, your interests. In particular:

  •
  all of the options held by Eprise's directors and chief executive officer, whether or not vested, will vest and convert into fully exercisable options to purchase shares of divine common stock upon completion of the merger. The number of divine shares underlying the options and the exercise prices will be determined as described above under "—Treatment of Outstanding Options." Vesting of the options held by Eprise's executive officers other than the chief executive officer, as well as options held by all other employees, accelerates at the completion of the merger so that all options that would have vested on the next annual installment date shall become immediately exercisable. In addition, if any Eprise executive officer experiences a material adverse change in position within one year after the merger, 50% of his or her then-unvested options will vest. Based upon divine's closing common stock price of $0.55 on October 1, 2001, Eprise's directors and executive officers and their affiliates would receive options to purchase approximately 1,558,900 shares of divine common stock;

  •
  all outstanding company loans to Eprise executive officers in connection with their exercise of stock options (including loans to pay federal alternative minimum tax) will be forgiven if the merger is completed. As of the date of this proxy statement/prospectus, four Eprise executive officers had loans outstanding with an aggregate principal balance of $919,900;

  •
  if we complete the merger, the surviving corporation will honor existing indemnification obligations of Eprise, indemnify directors and officers of Eprise or its subsidiaries for acts or omissions occurring prior to the merger and provide indemnification arrangements for Eprise's officers and directors that are at least as favorable as those in Eprise's current certificate of incorporation and bylaws for a period of six years after the merger; and

  •
  if we complete the merger, the surviving corporation will provide directors' and officers' liability insurance covering those persons who were covered by Eprise's directors' and officers' liability insurance policy as of the date of the merger agreement. However, the surviving corporation will not be required to spend more than 150% of the annual premium currently paid by Eprise for that coverage.

  Material United States Federal Income Tax Consequences (page 66)

    You generally will not recognize gain or loss for U.S. federal income tax purposes on your exchange of Eprise common stock for divine common stock. Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are urged to consult your own tax advisor as to the specific tax consequences to you of the merger, including the applicable federal, state, local and foreign tax consequences.

  Accounting Treatment (page 63)

    divine will record the merger using the purchase method of accounting in accordance with U.S. generally accepted accounting principles. This means that for financial reporting purposes, divine will treat both companies as one company beginning as of the date we complete the merger. In addition, under this method of accounting, divine will record the fair value of Eprise's assets and liabilities on its consolidated financial statements, with the remaining purchase price in excess of the fair value of Eprise's net assets recorded as goodwill.

  Regulatory Matters (page 64)

    Currently, neither divine nor Eprise is required to file any information with the Federal Trade Commission or the Antitrust Division of the Department of Justice under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the merger. We are not aware of any other governmental approvals or actions that are required to complete the merger other than compliance with federal securities laws and Delaware corporate law.

  Comparison of Stockholders' Rights (page 120)

    If we complete the merger, you will become a stockholder of divine. divine's certificate of incorporation and bylaws differ from those of Eprise, and, as a result, you will have different rights as a divine stockholder. In addition, divine has a stockholders' rights plan similar to Eprise's stockholder rights plan that entitles holders of its common stock, in certain instances, to purchase shares of divine's series A junior participating preferred stock.

Risk Factors (page 25)

    This merger and an investment in divine common stock by you involve certain risks and uncertainties, including risks related to the integration of our companies, risks associated with a fixed exchange ratio and risks relating to the combined entity, including RoweCom, eshare and Open Market. See "Risk Factors" for a discussion of the risks and uncertainties that you should consider before you decide whether to approve the merger agreement and merger and thereby become a divine stockholder.

divine's Recent Developments (page 93)

    Since July 1, 2001, divine has completed, or entered into agreements in connection with, a number of other acquisitions to further its business strategy.

    On July 6, 2001, divine entered into an agreement and plan of merger and reorganization with RoweCom Inc. RoweCom is a leading business-to-business provider of high quality service and e-commerce solutions for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other printed sources of commercial, scientific and general interest information and analysis. RoweCom targets clients in knowledge-intense industries, such as business and financial services; biomedical; academia and the federal government; and corporate and professional services. Under the terms of the RoweCom merger agreement, each of the approximately 13,552,745 outstanding shares of RoweCom common stock will be converted into the right to receive 0.75 shares of divine common stock, and RoweCom will become a wholly-owned subsidiary of divine. Completion of the RoweCom merger is subject to a number of conditions, including the approval of the RoweCom merger by RoweCom's stockholders and the satisfaction of certain financing conditions by RoweCom and its subsidiaries. divine anticipates that RoweCom's content offerings and procurement technology will be key components of divine's enterprise portal solutions and international expansion. The special meeting of RoweCom stockholders is scheduled to be held on October 25, 2001.

  eshare Merger

    On July 8, 2001, divine entered into an agreement and plan of merger with eshare communications, Inc., pursuant to which divine will acquire eshare. eshare is a provider of customer interaction management, or CIM, software products and services. These CIM software applications enable eshare's customers to effectively manage new and existing customers across multiple communications channels, including voice, email, interactive Web chat and voice-over-internet protocol.

    Upon completion of the eshare merger, each of the approximately 21.9 million outstanding shares of eshare common stock will be converted into the right to receive shares of divine common stock as follows:

  •
  If the average closing price on the Nasdaq National Market of divine common stock for the ten trading days ending two trading days before the closing date of the eshare merger, which we refer to as the divine average closing price, is greater than $2.39 but less than $2.82, then eshare shareholders will receive 1.30 shares of divine common stock for each eshare common share they own;

  •
  If the divine average closing price is $2.82 or greater, then eshare shareholders will receive a number of shares of divine common stock for each eshare common share they own equal to $3.653 divided by the divine average closing price; and

  •
  If the divine average closing price is $2.39 or less, then eshare shareholders will receive a number of shares of divine common stock for each eshare common share they own equal to $3.12 divided by the greater of the divine average closing price or $1.00.

If pursuant to these adjustments, more than 28,546,506 shares of divine common stock are to be issued to eshare shareholders in the eshare merger, divine may elect to pay cash instead of any or all of the excess shares in an amount per share equal to the divine average closing price. However, because divine and eshare intend for the merger to be a tax-free reorganization, divine will not pay cash in excess of 50% of the total consideration paid to all eshare shareholders. Completion of the eshare merger depends on a number of conditions, including (1) approval by eshare shareholders and, if necessary, divine stockholders and (2) expiration or termination of any waiting periods under any applicable antitrust laws. The special meetings of eshare shareholders and divine stockholders are scheduled to be held on October 19, 2001.

  Emicom Merger

    On July 17, 2001, divine acquired 67% of the equity interests of Emicom Group, Inc. that divine did not already own in exchange for a total of 13.8 million shares of divine common stock. Emicom has been an associated company of divine since April 2000, when divine acquired a 33% interest in Emicom. Emicom is a technology holding company that provides capital and advisory services to early-stage technology companies located in Israel. Emicom partners with privately-held technology-related companies in the telecommunications, cellular, Internet infrastructure and enterprise software markets. At the time of the acquisition, Emicom held interests in four technology-related companies and had approximately $34 million in uncommitted cash reserves. divine expects that Emicom will provide divine a base of operations in the Israeli high-tech market, a platform from which to expand an international customer base and a channel for divine's expansion in Israel and Europe.

  Intira Asset Acquisition

    On July 29, 2001, divine entered into an agreement to purchase substantially all of the assets of Intira Corporation, subject to bankruptcy court approval. Intira provides information technology and network infrastructure for online business applications and is based in Pleasanton, California. Under the terms of the purchase agreement, divine will purchase substantially all of the assets of Intira for $1 million in cash, provide Intira with a $6.8 million debtor-in-possession credit facility and assume certain obligations that divine intends to restructure on more favorable terms. divine expects that the acquisition of Intira's assets will expand divine's capabilities in its Managed Applications business unit and provide opportunities for its other business units.

  Fracta Networks Acquisition

    In August 2001, divine acquired certain assets, subject to certain liabilities, of Fracta Networks, Inc., a provider of personal content management solutions. Among the assets divine acquired was Fracta Networks' software, FractaNet, an application that allows users to easily capture portions of documents, spreadsheets or Web sites. For these assets, divine issued warrants to purchase 1,000,000 shares of divine common stock. In addition, divine has agreed to grant Fracta Networks' continuing employees options to purchase 468,000 shares of divine common stock.

  Open Market Merger

    On August 15, 2001, divine entered into an agreement and plan of merger with Open Market, Inc., pursuant to which divine will acquire Open Market. Open Market provides enterprise content management and delivery application software. Open Market's software solutions are designed to enable businesses and other organizations to use the Internet to optimize interactions with their site visitors, employees, customers and distribution channels.

    Upon completion of the Open Market merger, each of the approximately 53.4 million outstanding shares of Open Market common stock will be converted into the right to receive that number of shares of divine common stock equal to 44,285,714 divided by the total number of shares of Open Market common stock deemed outstanding as of the closing of the merger, giving effect to the conversion of any then-outstanding shares of Open Market Series E preferred stock but less shares of Open Market common stock issued after August 3, 2001 pursuant to Open Market's employee stock purchase plans and exercises of Open Market options and warrants. The maximum Open Market exchange ratio will be 0.8394 and the minimum Open Market exchange ratio will be 0.8326. Completion of the Open Market merger depends on a number of conditions, including approval by Open Market stockholders and divine stockholders. The special meetings of Open Market stockholders and divine stockholders are scheduled to be held on October 19, 2001.

  marchFIRST GmbH iI Acquisition

    In September 2001, divine entered into an agreement to acquire substantially all of the assets of marchFIRST GmbH iI that comprised its former Munich and Hamburg operations. divine has agreed to pay approximately DM 10.5 million (approximately US $4.9 million) for these assets. Upon completion of the acquisition, the assets purchased from marchFIRST GmbH iI will operate as a wholly-owned subsidiary of divine under the name divine GmbH from offices in Munich and Hamburg.

  Parlano Acquisition

    On September 7, 2001, divine acquired from UBS AG a 21% equity interest in Parlano, Inc. in exchange for 3,596,007 shares of divine common stock. Parlano has been an associated company of divine since February 2000, when divine acquired a 75% equity interest in Parlano. As a result of the acquisition, divine now owns approximately 96% of the issued and outstanding capital stock of Parlano and intends to purchase the remaining interest in a short-form merger in the near future. Parlano, which is headquartered in Chicago, Illinois, is a provider of global solutions for real-time business communications and collaboration in an enterprise environment. The software licensed by Parlano allows information to be captured, filtered and stored in corporate databases and used in knowledge management applications.

    We anticipate that the integration of these acquired companies into our products and services offering will help us to deliver a combination of software, technology-based solutions, professional services and hosting/managed applications that allow businesses to increase efficiency, generate revenue, advance their brand and build customer loyalty.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Selected Historical Financial Data of divine

    We are providing the following divine selected historical consolidated financial information to aid you in your analysis of the financial aspects of the merger. The following information is only a summary and should be read together with divine's consolidated audited and unaudited financial statements, the related notes and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in divine's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and divine's Quarterly Report on Form 10-Q for its quarterly period ended June 30, 2001, which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 140. divine derived its consolidated statement of operations data for the fiscal year ended December 31, 2000 and the period from May 7, 1999, its inception, through December 31, 1999 and its consolidated balance sheet data as of December 31, 2000 and 1999 from its audited consolidated financial statements, which are incorporated by reference in this proxy statement/prospectus. Those consolidated financial statements were audited by KPMG LLP, independent certified public accountants. divine derived its consolidated statement of operations data for the six-month periods ended June 30, 2001 and 2000 and its consolidated balance sheet data as of June 30, 2001 from its unaudited interim consolidated financial statements, which are incorporated by reference in this proxy statement/prospectus. In the opinion of divine's management, those unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information when read along with the audited consolidated financial statements and the related notes. divine's operating results for the six months ended June 30, 2001 are not necessarily indicative of the results divine may achieve for the entire year ending December 31, 2001.

	Period from May 7, 1999 (Inception) to December 31, 1999		Six Months Ended June 30,
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Products	$313	$5,316	$2,330	$4,916
Services	724	38,763	14,977	66,122

Total revenues	1,037	44,079	17,307	71,038
Total operating expenses	10,465	346,621	118,436	157,791
Net loss	(9,407)	(470,319)	(119,568)	(104,132)
Net loss applicable to common stockholders	(12,927)	(528,182)	(161,444)	(104,132)
Basic and diluted net loss per share applicable to common stockholders	$(4.59)	$(7.84)	$(15.10)	$(0.75)
Shares used in computing basic and diluted net loss per share	2,816	67,391	10,692	139,597
	December 31,
			June 30, 2001
	1999	2000
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$162,841	$252,533	$202,177
Working capital	138,279	254,228	222,543
Total assets	238,872	420,181	412,375
Long-term debt and capital lease obligations	289	7,495	65,913
Total stockholders' equity	205,234	367,883	290,183

Selected Historical Financial Data of Eprise

    We are providing the following Eprise selected historical consolidated financial information to aid you in your analysis of the financial aspects of the merger. The following information is only a summary and should be read together with Eprise's audited and unaudited consolidated financial statements, the related notes and the discussion contained in "Information Regarding Eprise—Management's Discussion and Analysis of Financial Condition and Results of Operations of Eprise" included in this proxy statement/prospectus.

    The selected financial data presented below as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 have been derived from Eprise's audited financial statements, included elsewhere in this proxy statement/prospectus. Selected financial data as of August 31, 1997, and December 31, 1997 and 1998 and for the year ended August 31, 1997 and the four months ended December 31, 1997 have been derived from Eprise's audited financial statements, which are not included herein. The selected financial data as of August 31, 1996, for the year ended August 31, 1996, and for the six months ended June 30, 2000 and 2001 have been derived from Eprise's unaudited financial statements, which in the opinion of management include all adjustments necessary for a fair presentation of such information in accordance with generally accepted accounting principles. Information for the unaudited interim periods may not be indicative of results to be expected for a full year. In 1997, Eprise changed its fiscal year end from August 31 to December 31. The statement of operations data for the 12 months ended December 31, 1997 has been derived by summing the unaudited results of operations for the four fiscal quarters in the period ended December 31, 1997. The data for pro forma loss per share treats Eprise's preferred stock as though it were common stock from the date of original issuance.

	Years Ended August 31,		Four Months Ended Dec. 31, 1997	Twelve Months Ended Dec. 31, 1997	Years Ended December 31,			Six Months Ended June 30,
	1996	1997			1998	1999	2000	2000	2001
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Software licenses	$—	$33	$65	$65	$345	$2,355	$13,192	$5,830	$3,530
Services	1,192	1,387	238	1,157	462	1,304	5,836	1,446	4,740

Total revenues	1,192	1,420	303	1,222	807	3,659	19,028	7,276	8,270
Cost of revenues	567	518	285	579	460	1,125	7,699	2,643	5,892

Gross profit	625	902	18	643	347	2,534	11,329	4,633	2,378
Operating expenses:
Research and development	131	180	327	459	2,149	2,360	5,769	2,282	4,269
Selling and marketing	291	800	392	879	2,349	5,056	20,412	9,456	10,779
General and administrative	332	501	363	710	1,246	2,005	5,901	2,232	3,341

Total operating expenses	754	1,481	1,082	2,048	5,744	9,421	32,082	13,970	18,389

Operating loss	(129)	(579)	(1,064)	(1,405)	(5,397)	(6,887)	(20,753)	(9,337)	(16,011)
Other income (expense), net	(26)	(154)	(100)	(210)	136	287	4,096	1,602	1,599

Loss before income taxes	(155)	(733)	(1,164)	(1,615)	(5,261)	(6,600)	(16,657)	(7,735)	(14,412)
Income taxes	—	—	—	—	—	—	(47)	—	(31)

Net loss	(155)	(733)	(1,164)	(1,615)	(5,261)	(6,600)	(16,704)	(7,735)	(14,443)
Accretion of redeemable convertible preferred stock	—	—	(2)	(2)	(15)	(21,630)	(94)	(94)	—

Loss to common shareholders	$(155)	$(733)	$(1,166)	$(1,617)	$(5,276)	$(28,230)	$(16,798)	$(7,829)	$(14,443)

Loss per share—basic and diluted	$(0.08)	$(0.35)	$(0.54)	$(0.76)	$(2.40)	$(11.42)	$(0.83)	$(0.51)	$(0.59)

Weighted average common shares outstanding	2,064	2,073	2,156	2,118	2,200	2,473	20,301	15,363	24,461

Pro forma loss per share						$(0.50)	$(0.70)	$(0.35)

Pro forma weighted average common shares outstanding						13,274	23,920	22,659

	Aug. 31, 1996	Aug. 31, 1997	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	June 30, 2000	June 30, 2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$105	$3,136	$6,357	$22,456	$68,631	$79,203	$54,035
Working capital (deficit)	(508)	(1,358)	2,389	5,829	22,978	68,383	78,290	52,130
Total assets	408	335	3,647	7,075	25,534	81,071	86,746	63,756
Long-term debt	144	—	—	158	79	—	36	—
Redeemable convertible preferred stock	—	—	5,004	13,740	35,316	—	—	—
Total stockholders' equity (deficiency)	(521)	(1,220)	(2,327)	(7,583)	(11,759)	72,900	80,435	56,778

Unaudited Selected Pro Forma Condensed Combined Financial Information

    The following unaudited selected pro forma condensed combined financial information describes the pro forma effect of divine's proposed acquisition of Eprise on the:

  •
  statements of operations for the six months ended June 30, 2001 and the year ended December 31, 2000 of divine; and
  •
  balance sheet as of June 30, 2001 of divine.

The following unaudited selected pro forma condensed combined financial information also describes the pro forma effect of divine's proposed acquisitions of RoweCom Inc., eshare communications, Inc. and Open Market, Inc. discussed below. The purpose of this pro forma financial information is to demonstrate how the combined financial statements of these businesses might have appeared if each of the mergers had been completed at the beginning of the periods presented.

    In addition to the pending merger between divine and Eprise, on July 6, 2001, divine entered into an agreement and plan of merger and reorganization with RoweCom, which is a business-to-business provider of e-commerce solutions for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other printed sources of commercial, scientific and general interest information and analysis. Completion of the RoweCom merger is subject to a number of conditions, including the approval of the RoweCom merger by RoweCom's stockholders and the satisfaction of certain financing conditions by RoweCom and its subsidiaries. Further, on July 8, 2001, divine entered into a definitive agreement to acquire eshare, which provides customer interaction management, or CIM, products and services. Completion of the eshare merger is subject to a number of conditions, including eshare shareholder approval and, if required, divine stockholder approval. In addition, on August 15, 2001, divine entered into a definitive agreement to acquire Open Market, which provides enterprise content management and delivery application software to businesses and other organizations. Completion of the Open Market merger is subject to a number of conditions, including Open Market stockholder approval and divine stockholder approval. The following unaudited selected pro forma condensed combined financial information reflects the acquisition of Eprise alone, as well as the acquisitions of Eprise, RoweCom, eshare and Open Market together.

    divine has prepared the pro forma financial information using the purchase method of accounting for all these transactions. Because the pro forma financial information is based upon the financial condition and operating results of Eprise, RoweCom, eshare and Open Market during periods when they were not under the control, influence or management of divine, the information presented may not be indicative of the results that would have actually occurred had the acquisitions been completed as of the respective periods presented, nor is it indicative of future financial or operating results. divine expects to incur reorganization and integration expenses as well as potential operating efficiencies as a result of the acquisitions of Eprise, RoweCom, eshare and Open Market. The unaudited selected pro forma condensed combined financial information does not give effect to any synergies that may occur due to the integration of Eprise, RoweCom, eshare and Open Market with divine, nor does it take into account the effect of any potential changes to accounting policies, including with respect to the recognition of revenues, of the acquired entities after the mergers due to the integration of their businesses into divine's business model. The unaudited selected pro forma condensed combined financial information should be read along with the historical financial statements of divine and the related notes, incorporated by reference in this proxy statement/prospectus, the historical financial statements of Eprise and the related notes, included elsewhere in this proxy statement/prospectus and the unaudited pro forma condensed combined financial statements and the related notes, included elsewhere in this proxy statement/prospectus.

Unaudited Selected Pro Forma Condensed Combined Financial Information
for the Six Months Ended June 30, 2001
(in thousands, except per share data)

	divine	Eprise	Eprise Pro Forma Adjustments	divine/Eprise Pro Forma Combined	RoweCom	RoweCom Pro Forma Adjustments	eshare	eshare Pro Forma Adjustments	Open Market	Open Market Pro Forma Adjustments	divine/Eprise RoweCom/ eshare/Open Market Pro Forma Combined
Revenues	$71,038	$8,270	$—	$79,308	$149,255	$—	$37,722	$—	$25,855	$—	$292,140
Total operating expenses	157,791	24,281	—	182,072	163,611	5,381	43,066	1,932	45,032	9,063	450,157
Net loss from continuing operations	(104,132)	(14,443)	—	(118,575)	(16,922)	(6,259)	(3,197)	(3,730)	(14,702)	(9,063)	(172,448)
Net loss from continuing operations applicable to common stockholders	(104,132)	(14,443)	—	(118,575)	(16,922)	(6,259)	(3,197)	(3,730)	(15,016)	(8,749)	(172,448)
Basic and diluted net loss per share applicable to common stockholders	$(0.75)			$(0.61)							(0.54)
Shares used in computing basic and diluted net loss per share	139,597			193,574							316,629

Unaudited Selected Pro Forma Condensed Combined Financial Information
for the Year Ended December 31, 2000
(in thousands, except per share data)

	divine	Eprise	Eprise Pro Forma Adjustments	divine/Eprise Pro Forma Combined	RoweCom	RoweCom Pro Forma Adjustments	eshare	eshare Pro Forma Adjustments	Open Market	Open Market Pro Forma Adjustments	divine/Eprise RoweCom/ eshare/Open Market Pro Forma Combined
Revenues	$44,079	$19,028	$—	$63,107	$347,581	$—	$83,956	$(1,815)	$88,981	$—	$581,810
Total operating expenses	346,621	39,781	—	386,402	413,752	8,238	103,029	2,199	140,202	16,280	1,070,102
Net loss from continuing operations	(470,319)	(16,704)	—	(487,023)	(75,186)	(8,238)	(11,117)	(11,556)	(37,796)	(16,280)	(647,196)
Net loss from continuing operations applicable to common stockholders	(528,182)	(16,798)	94	(544,886)	(75,186)	(8,238)	(11,117)	(11,556)	(37,796)	(16,280)	(705,059)
Basic and diluted net loss per share applicable to common stockholders	$(7.84)			$(4.49)							$(2.88)
Shares used in computing basic and diluted net loss per share	67,391			121,368							244,423

Unaudited Selected Pro Forma Condensed Combined Financial Information
as of June 30, 2001
(in thousands)

	divine	Eprise	Eprise Pro Forma Adjustments	divine/Eprise Pro Forma Combined	RoweCom	RoweCom Pro Forma Adjustments	eshare	eshare Pro Forma Adjustments	Open Market	Open Market Pro Forma Adjustments	divine/Eprise RoweCom/ eshare/Open Market Pro Forma Combined
Cash and cash equivalents	$202,177	$54,035	$(500)	$255,712	$5,742	$(500)	$9,620	$(6,250)	$6,756	$(5,500)	$265,580
Working capital	222,543	52,130	(500)	274,173	(41,583)	(500)	18,537	(6,302)	2,547	(5,500)	241,372
Total assets	412,375	63,756	(5,148)	470,983	85,710	35,380	62,608	410	33,915	51,576	740,582
Long-term debt and capital leases	65,913	—	—	65,913	—	—	—	—	—	—	65,913
Total stockholders' equity (deficit)	290,183	56,778	(5,148)	341,813	(19,060)	35,380	41,133	1,752	7,564	55,214	463,796

Comparative Per Share Data

    We have summarized below certain (1) comparative per share data of divine, Eprise, RoweCom, eshare and Open Market on a historical basis and (2) combined per share data on an unaudited pro forma basis after giving effect to the Eprise merger alone, as well as the Eprise, RoweCom, eshare and Open Market mergers together, using the purchase method of accounting as if the mergers occurred on January 1, 2000 and assuming that:

  •
  2.4233 shares of divine common stock were issued in exchange for each share of Eprise common stock outstanding;

  •
  0.75 of a share of divine common stock was issued in exchange for each share of RoweCom common stock outstanding;

  •
  3.12 shares of divine common stock were issued in exchange for each share of eshare common stock outstanding; and

  •
  .8326 shares of divine common stock were issued in exchange for each share of Open Market common stock outstanding.

    You should read this data along with the historical consolidated financial statements and the related notes of divine incorporated by reference into this proxy statement/prospectus and of Eprise that are included elsewhere in this proxy statement/prospectus. We have presented the pro forma per share data for illustrative purposes only. This unaudited pro forma combined per share data does not necessarily indicate the operating results that would have been achieved had the mergers been in effect as of the beginning of the periods presented, or the results of operations or financial position that we will experience in the future.

	Year Ended December 31, 2000	Six Months Ended June 30, 2001
HISTORICAL PER SHARE DATA
Basic and diluted net loss per share from continuing operations:
divine	$(7.84)	$(0.75)

Eprise	(0.83)	(0.59)
RoweCom	(6.48)	(1.36)
eshare	(0.51)	(0.15)
Open Market	(0.83)	(0.32)
Book value per share at period end(1):
divine	$2.76	$1.99

Eprise	2.90	2.44
RoweCom	(0.14)	(1.52)
eshare	2.04	1.88
Open Market	0.44	0.16

PRO FORMA PER SHARE DATA
divine/Eprise pro forma per share data
Pro forma combined loss per share from continuing operations—basic and diluted:
Per divine share	$(4.49)	$(0.61)
Per equivalent Eprise share(2)	(10.88)	(1.48)
Pro forma combined book value per share at period end(3):
Per divine share	N/A	$1.71
Per equivalent Eprise share(2)	N/A	4.15
divine/Eprise/RoweCom/eshare/Open Market pro forma per share data
Pro forma combined loss per share from continuing operations—basic and diluted:
Per divine share	$(2.88)	$(0.54)
Per equivalent Eprise share(2)	(6.98)	(1.31)
Pro forma combined book value per share at period end (3):
Per divine share	N/A	$1.44
Per equivalent Eprise share(2)	N/A	3.48

(1)
Historical book value per share is computed by dividing stockholders' equity (deficit) by the number of shares of common stock, net of treasury shares, outstanding at the end of each period.

(2)
The unaudited equivalent Eprise pro forma per share amounts are calculated by multiplying the unaudited combined pro forma per divine share amounts by the exchange ratio of 2.4233 shares of divine common stock for each outstanding share of Eprise common stock.

(3)
Pro forma book value per share is computed by dividing pro forma stockholders' equity by the number of shares of divine common stock and the pro forma exchangeable shares outstanding at the end of the period.

Comparative Stock Price Data

    Shares of divine and Eprise common stock are currently traded on the Nasdaq National Market under the symbols "DVIN" and "EPRS," respectively. The following table below shows the closing prices per share of divine common stock and Eprise common stock on the Nasdaq National Market on:

  •
  September 17, 2001, the last trading day prior to public announcement of the merger agreement and the proposed merger; and

  •
  October 8, 2001, the last trading day prior to the date of this proxy statement/prospectus.

    The table also lists the equivalent per share price of Eprise common stock on these dates, which is equal to the closing price of a share of divine on that date multiplied by the exchange ratio of 2.4233.

	divine common stock	Eprise common stock	Eprise equivalent per share price
September 17, 2001	$0.80	$0.71	$1.94
October 8, 2001	0.47	0.92	1.14

    We have also included the following table which shows the range of high and low sales prices reported on the Nasdaq National Market for divine common stock and Eprise common stock for the periods indicated:

	divine Common Stock		Eprise Common Stock
	High	Low	High	Low
Year ended December 31, 2000:
First quarter	n/a	n/a	n/a	n/a
Second quarter(1)	n/a	n/a	$19.00	$7.38
Third quarter(2)	$12.44	$3.62	21.25	7.31
Fourth quarter	4.25	1.00	9.00	1.25
Year ending December 31, 2001:
First quarter	2.06	1.00	2.81	0.50
Second quarter	2.84	1.09	1.19	0.53
Third quarter	2.15	0.48	1.34	0.47
Fourth quarter (through October 8)	0.62	0.46	0.95	0.86

(1)
Eprise common stock began trading on the Nasdaq National Market on March 24, 2000.

(2)
divine common stock began trading on the Nasdaq National Market on July 12, 2000.

    The market price of divine and Eprise common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger occurs. We urge you to obtain current market quotations before making any decision about the merger.

    Neither divine nor Eprise has ever paid any cash dividends on its stock. We anticipate that, for the foreseeable future, our combined enterprise will retain any earnings for use in the operation of our business. Therefore, we do not anticipate paying cash dividends in the foreseeable future.

RISK FACTORS

    In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the following factors in voting on whether to adopt and approve the merger agreement and the merger and, therefore, your related investment in divine common stock. For periods following the merger, we have assumed the completion of the RoweCom, eshare and Open Market mergers and references to the products, businesses, financial results or financial condition of divine and Eprise mean our combined enterprise and its subsidiaries, including RoweCom, eshare and Open Market. We have divided the risks into three groups: risks relating to the proposed merger, risks relating to the combined entity, including RoweCom, eshare and Open Market, and risks relating to ownership of divine common stock. References to "we," "us" and "our" in "—Risks Relating to the Proposed Merger" refer to the combined divine/Eprise entity following completion of the Eprise merger. References to "we," "us" and "our" in "—Risks Relating to the Combined Entity" and "—Risks Relating to Owning divine Common Stock" refer to the combined divine/Eprise/RoweCom/eshare/Open Market entity following completion of the mergers.

Risks Relating to the Proposed Merger

    The value of shares of divine common stock that you will receive in the merger will fluctuate based on the price of divine common stock.

    Under the merger agreement, the number of shares of divine common stock that you will receive in the merger for your shares of Eprise is fixed. This means that the exchange ratio of 2.4233 will not be adjusted for changes in the market price of either divine or Eprise common stock and neither company can terminate the merger agreement solely because of changes in the market price of either company's common stock. Therefore, the value of the divine shares that you receive in the merger will depend on the market price of divine common stock at the time of completion of the merger, which may vary from the market price on the date you submit your proxy and the date of the special meeting. The prices of divine and Eprise common stock historically have been volatile, and we cannot assure you what the market prices of the divine common stock or Eprise common stock will be at the time of the merger. We advise you to obtain recent market quotations for divine common stock and Eprise common stock before making any decision about the merger.

    We may be unable to successfully integrate our operations and personnel and, as a result, may not realize the expected benefits of the merger.

    This merger requires the integration of our companies, which have previously operated independently. We may not accomplish this integration smoothly, expeditiously, successfully, or at all. The successful combination of the companies will require significant effort, managerial resources, time and expense. divine and Eprise have different systems and procedures in many operational areas that must be rationalized and integrated. Integration also may be difficult because divine is based in Chicago, Illinois and Eprise is presently based in Framingham, Massachusetts. This integration may be further complicated by the possible simultaneous integration of RoweCom's, eshare's and Open Market's operations. While we integrate operations, management may be distracted and employee uncertainty and lack of focus may disrupt our normal operations. As often occurs with mergers, during the pre-merger and integration phases, competitors may intensify their efforts to recruit key employees. Employee uncertainty regarding the effects of the merger could also increase turnover. Failure to quickly and effectively accomplish the integration of our operations could have a material adverse effect on our business, financial condition and results of operations.

    If we are unable to successfully integrate our products and technologies on a timely basis, we may not be able to operate efficiently or realize the expected benefits of the merger.

    After the merger, we will need to integrate our products and technologies. This integration may be difficult and unpredictable because divine's and Eprise's products were developed independently and without regard to this integration. In addition, divine has limited experience with the content management products sold by Eprise. Successful integration will also require coordination of different development and engineering teams, as well as sales and marketing efforts and personnel. This integration may take longer than expected, and the companies may be required to expend more resources on integration than anticipated. The need to expend additional resources on our integration would reduce the resources that would otherwise be available to develop new products and technologies. If we cannot integrate our products and technologies successfully and on a timely basis, we may not be able to operate efficiently or realize the expected benefits of the merger.

    Our customers may react unfavorably to the merger, which could have a material adverse effect on our results of operations.

    The merger may disrupt our customer relationships. Uncertainty regarding the merger and our ability to effectively integrate our operations without a significant reduction in the quality of product and service offerings may also cause some of our customers to explore alternatives. Further, customers may defer purchasing decisions as they evaluate the likelihood of our successful integration. Any significant delay or loss of business from significant customers could have a material adverse effect on our results of operations.

    Officers and directors of Eprise have potential conflicts of interest in the merger.

    Certain of Eprise's executive officers and directors have interests in the merger that are different from, or in addition to, your interests. These interests, which include indemnification and insurance protections and loan forgiveness for management and the ownership of options that will become exercisable for divine common stock, are described in more detail under the caption "The Merger—Interests of Certain Persons in the Merger" on page 63.

    After the merger, stockholders of Eprise will have different rights that may be less advantageous than their current rights.

    Upon completion of the merger, you will become divine stockholders. Differences in Eprise's certificate of incorporation and bylaws and divine's certificate of incorporation and bylaws, as well as divine's stockholders' rights plan, will result in changes to your rights when you become divine stockholders. See "Comparison of Stockholders' Rights" beginning on page 120. You may conclude that your rights under divine's certificate of incorporation, bylaws and stockholders' rights plan are more limited than your current rights under Eprise's certificate of incorporation, bylaws and stockholders' rights plan.

Risks Relating to the Combined Entity

    divine has been in business for only two years, has little operating history and has a new business strategy that may continue to change, which makes it difficult to evaluate its business.

    divine was formed in May 1999 and began operations as an Internet holding company engaged in business-to-business e-commerce through a community of associated companies. divine announced a new strategy to focus on enterprise Web solutions in February 2001.

Because divine has only recently begun operating under this new business strategy, there is limited data upon which you can evaluate its prospects. As we continue to analyze business plans and internal operations in light of market developments, we may decide to make further substantial changes in our business plan and organization. These changes in business strategy may include moving into areas in which divine has little or no experience. Furthermore, our future business strategy will depend on our ability to successfully acquire and integrate other businesses as we continue to seek to expand our portfolio of products and services. We are, and will remain for the foreseeable future, subject to risks, expenses and uncertainties frequently encountered by young companies, and it will continue to be difficult to evaluate our business and its likelihood of success.

    Our overall performance and quarterly operating results may fluctuate and will be affected by the revenues generated from Eprise's, RoweCom's, eshare's and Open Market's products and services and RoweCom's need for additional capital.

    We expect Eprise's, RoweCom's, eshare's and Open Market's revenues to comprise a significant portion of our revenues for the near future. In particular, we expect RoweCom's revenues to represent a significant portion of our revenues because RoweCom historically has recognized as revenue its cost of the knowledge resources it sells plus the fee retained by RoweCom. Fluctuations in the revenue generated from our offering of Eprise's and Open Market's content management solutions, RoweCom's knowledge resources and eshare's CIM solutions, will likely impact our overall performance, and risks relating to these content management solutions, knowledge resources, and CIM solutions may affect our success as a whole. divine's, Eprise's, RoweCom's, eshare's and Open Market's revenues and results of operations have varied substantially from quarter to quarter. We expect large fluctuations in our future quarterly operating results due to a number of factors, including:

  •
  the success of, and costs associated with, acquisitions, joint ventures or other strategic relationships;
  •
  losses or charges incurred by associated companies that may include significant write-downs, write-offs and impairment charges;
  •
  the level of product and price competition;
  •
  the length of our sales and implementation process;
  •
  the size and timing of individual transactions;
  •
  seasonal trends;
  •
  the mix of products and services sold;
  •
  software defects and other product quality problems;
  •
  the timing of new product introductions and enhancements by us or our competitors;
  •
  customer order deferrals in anticipation of enhancements or new products to be offered by us or our competitors;
  •
  changes in foreign currency exchange rates;
  •
  customers' fiscal constraints; and
  •
  general economic conditions.

    In addition, RoweCom's revenue flow is seasonal in nature and as a result RoweCom periodically will have to rely on financing from divine or third parties to support its needs for working capital. RoweCom has an established practice of paying some of its publishers 30 to

60 days before receipt of funds from customers. Consequently, RoweCom anticipates making substantial expenditures in the fourth quarter of each year, while receiving the majority of its cash receipts relating to those purchases late in the first quarter of the following year. Given these seasonal cash flow imbalances, if RoweCom has an unexpected demand for liquid capital, or does not have financing available on commercially reasonable terms, or at all, when needed, it could have a material adverse effect on our future results of operations and financial condition.

    We expect to incur losses for the foreseeable future, and we may never become profitable.

    divine incurred net losses of approximately $9,407,000 for the period from inception on May 7, 1999 through December 31, 1999, approximately $470,319,000 for the year ended December 31, 2000, and approximately $104,132,000 for the six months ended June 30, 2001. The majority of these losses were related to the consolidated operations of divine's associated companies and charges divine took to reduce the carrying value of these associated companies. In addition:

  •
  Eprise incurred net losses of approximately $5,261,000 for the year ended December 31, 1998, $6,600,000 for the year ended December 31, 1999, $16,704,000 for the year ended December 31, 2000 and $14,443,000 for the six months ended June 30, 2001;
  •
  RoweCom incurred net losses of approximately $7,630,000 for the year ended December 31, 1998, $15,067,000 for the year ended December 31, 1999, $83,981,000 for the year ended December 31, 2000 and $16,922,000 for the six months ended June 30, 2001;
  •
  Open Market incurred net losses of approximately $36,970,000 for the year ended December 31, 1998, $19,780,000 for the year ended December 31, 1999, $37,796,000 for the year ended December 31, 2000 and $14,702,000 for the six months ended June 30, 2001; and
  •
  eshare incurred net losses of approximately $9,958,000 for the year ended December 31, 1999, $11,117,000 for the year ended December 31, 2000 and $3,197,000 for the six months ended June 30, 2001.

We expect to incur additional losses for the foreseeable future. Furthermore, we expect our operating expenses to increase significantly as we continue to develop the infrastructure necessary to implement our current business strategy and integrate acquired businesses. Changes to our business strategy and product lines may cause us to incur additional expenses. Our financial results will continue to be affected by the operations of divine's existing associated companies, some of which may cease operations in the future if they are unable to generate positive cash flow. To the extent that our revenues do not increase at a sufficient rate, we may not be able to achieve and maintain profitability.

    The failure of the RoweCom, eshare and/or the Open Market merger to close could adversely impact divine's business strategy and the market value of divine's common stock.

    This merger, the RoweCom merger, the eshare merger and the Open Market merger are each proceeding separately. None of the mergers is subject to, or conditioned upon, the completion of the other mergers. As a result, it is possible that we complete this merger, but the RoweCom merger, the eshare merger and/or the Open Market merger fail to close. The failure to close one, two or all three of the other mergers could adversely affect divine's implementation of its enterprise Web solutions strategy and could be negatively viewed by analysts or investors, which in turn could cause the value of divine's common stock to decline.

    If we do not successfully implement our acquisition strategy or address the risks associated with the acquisitions, our growth and ability to compete may be impaired.

    Our business strategy includes the acquisition of other businesses that are complementary to ours, including other providers of enterprise software products or professional services. We may not be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisitions, including the proposed RoweCom, eshare and Open Market mergers, or successfully integrate any acquired businesses, including RoweCom, eshare or Open Market, into our operations. Acquisitions, including the proposed RoweCom, eshare and Open Market mergers, involve a number of special risks and challenges, including:

  •
  diversion of management's attention;
  •
  assimilation of the operations and personnel of acquired companies;
  •
  incorporation of acquired products into existing product lines;
  •
  adverse short-term effects on reported operating results;
  •
  assumption of the liabilities of acquired companies;
  •
  possible loss of key employees; and
  •
  difficulty of presenting a unified corporate image.

If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, our growth and ability to compete may be impaired.

    If we engage in future acquisitions, we might finance these acquisitions with available cash, the proceeds from possible debt financing or the issuance of additional common or preferred stock, or a combination of the foregoing. We may not be able to arrange adequate financing on acceptable terms. If we consummate one or more significant acquisitions by issuing additional equity securities, the market price of our common stock could decline and our stockholders could suffer significant dilution of their interests in us. Furthermore, sellers may be reluctant to accept divine common stock as consideration at its recent price level and given its historical volatility, in which case, our ability to complete further transactions could be significantly limited.

    For most of the businesses that we may acquire, we will likely have to record significant goodwill and other intangible assets, and generally accepted accounting principles may require us to recognize substantial amortization charges on the other intangible assets, reducing our future reportable earnings. We will also have to periodically test our goodwill and other intangible assets for impairment. If we determine that the value of the goodwill and/or the intangible assets have been impaired, we will be required to recognize substantial charges that would adversely affect our operating results. In addition, these acquisitions could involve significant non-recurring acquisition-related charges, such as the write-off or write-down of software development costs or other intangible items.

    Our failure to retain key personnel may adversely affect our business.

    Our success depends partly upon our ability to retain senior executives and other key employees who are critical to the continued advancement, development and support of our products and services and ongoing sales and marketing efforts. The loss of any key personnel or any significant group of employees could negatively affect our future business and prospects. If our management does not succeed in their roles or we are not able to effectively allocate management responsibilities and cause our officers and senior managers to operate effectively as a group, our business could be adversely affected.

    Employee morale and our ability to attract and retain qualified employees may also be adversely affected by the decline and substantial fluctuation in the market price of divine common stock since its initial public offering, as many divine employees hold options with exercise prices far greater than divine's recent stock price.

    Revenues from our professional services division are difficult to predict because they are derived from project-based engagements.

    For the six months ended June 30, 2001, divine derived approximately 92% of its revenues from professional services. Almost all of these revenues were from project-based client engagements, which vary in size and scope. As a result, the revenues of our professional services division are difficult to predict because a client that accounts for a significant portion of these revenues in one period may not generate a similar amount of revenues, if any, in subsequent periods. In addition, because many of our professional services engagements involve sequential stages, each of which may represent a separate contractual commitment, a client may choose not to retain us for subsequent stages of an engagement or for new professional services projects.

    If we cannot keep our billable professionals engaged on client projects, our future revenues could decline and our operating results could be adversely affected.

    Virtually all the client contracts of our professional services division allow the client to terminate our services on relatively short notice and do not guarantee us any specific or minimum amount of business from the client. To the extent that any significant clients decrease their use of our professional services, delay an engagement or terminate their relationship with us, the revenues of our professional services division could decline substantially and our overall operating results could be adversely affected to the extent we are unable to quickly redeploy our billable professionals to other client engagements.

    We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could hurt our business and financial results.

    The market for our products and services is intensely competitive, fragmented and subject to rapid change. As a result of this merger and the RoweCom, eshare and Open Market mergers, we will compete with a variety of companies that provide software solutions and professional services independently or on an integrated basis. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could hurt our business and financial results. Furthermore, many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and a larger customer base than we do.

    Eprise has five primary sources of competition:

  •
  file-based content management systems from providers such as Interwoven, Inc.;
  •
  legacy document management systems from providers such as Documentum, Inc.;
  •
  specialized application servers from providers such as Vignette Corporation;
  •
  other specialized content management providers such as Stellent, Inc. (f/k/a Intranet Solutions); and

  •
  in-house development efforts by potential clients and partners.

    In addition, Eprise currently partners with a number of companies that provide complementary products such as Web tools and application servers. Any of these companies might introduce competitive product offerings in the future. Also, larger companies with broader product offerings, such as Microsoft Corporation, may bundle their products to discourage users from purchasing Eprise's products.

    The market for the sale of magazines, newspapers, journals and e-journals, books and other knowledge resources to businesses is intensely and increasingly competitive. Although RoweCom has not yet had significant direct competition from other companies offering a service for purchasing and managing the acquisition of subscriptions and books with comparable management control features, EBSCO Industries, Inc. has recently launched a desktop e-commerce service that is similar to RoweCom's kStore. Thus, we expect that significant competition will develop in the near future with respect to RoweCom's knowledge resource products, and it may adversely impact our business.

    eshare's primary competitors in the field of integrated inbound/outbound telephony-based call management systems have been Davox Corporation, SER Systeme AG, formerly EIS International, Inc., and Avaya, Inc., formerly Mosaix International, Inc. We will continue to compete primarily against Davox and Avaya in the collections segment of the outbound call management systems market, and against SER Systeme in the telemarketing and telesales segments of the inbound/outbound call management systems market. We will also compete in the computer telephony integration segment of the market, where principal competitors include Interactive Intelligence, Inc., Genesys Telecommunications Laboratories/Alcatel, and Stratasoft Corp., Apropos Technology, Castel, Inc. and CellIT, Inc., among others. In the future, we may also face additional direct competition from private branch exchange/automatic call distribution vendors, other telecommunications equipment providers, telecommunications service providers, computer hardware and software vendors and others. Furthermore, in the Internet-based CIM industry, our competitors will include eGain Communications Corporation, Kana Software, Inc., Cisco Systems, Inc., Face Time Communications, Inc., LivePerson, Inc., People Support, Inc. and Siebel Systems, Inc.

    Open Market's primary competition in the e-business content management market includes in-house development efforts by prospective customers, other vendors of application software or application development platforms and tools directed at interactive commerce and financial services, such as Art Technology Group, Inc., BroadVision, Inc., Documentum, Inc., Interwoven, Inc. and Vignette Corporation. In addition, larger companies with much broader product offerings, such as BEA Systems, Inc., IBM Corporation, Microsoft Corporation and Oracle Corporation, may bundle their products to discourage users from purchasing Open Market's products. Companies such as IBM, BEA Systems and iPlanet E-Commerce Solutions also may add content management functionality to their application servers or introduce their own content management software.

    divine competes in various market segments that are extremely competitive, highly fragmented and subject to rapid change. While we offer an increasingly comprehensive range of advanced enterprise solutions, we compete with various providers of one or more components of our solutions. In the enterprise portal software and services segment, according to Delphi Research and the Yankee Group, the leading portal application makers in 2000 included: Plumtree Software, Inc., Hummingbird Ltd., Viador Inc., Sequoia Software Corporation, acquired by Citrix Systems, Inc., and InfoImage, Inc., among others. We believe that additional competitors in the broader advanced enterprise solutions market include: IBM Corporation, PeopleSoft, Inc., BEA Systems, Inc., Microsoft Corporation, Sybase, Inc., Oracle Corporation, Computer Associates International, Inc., Epicentric, Inc., BroadVision, Inc., Vignette Corporation, Citrix Systems, Inc., Open Text Corporation, Top Tier Software, Inc., DataChannel, Inc., Tibco Software Inc., SAP AG, American Express Company and InfoSys Consulting Inc.

    If we do not expand our customer base, we may never become profitable and our stock price will likely decline.

    The market for many of our products and services is newly emerging. As a result, we cannot accurately estimate the potential demand for them. We believe that market acceptance of our products and services depends principally on our ability to:

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  develop or acquire products and services that meet changing customer needs in a timely fashion;
  •
  effectively market our products and our services;
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  hire, train, and retain a sufficient number of qualified sales and marketing personnel;
  •
  provide high-quality and reliable customer support for our products;
  •
  distribute and price our products and services in a manner that is more appealing to customers than that of our competitors;
  •
  develop a favorable reputation among our customers, potential customers and participants in the software industry; and
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  withstand downturns in general economic conditions or conditions that would slow corporate spending on software products and professional services.

Our inability to accomplish any of the foregoing may limit our ability to expand our customer base. If our customer base does not expand, we may never become profitable and our stock price will likely decline. Furthermore, the adoption of networks for book and subscription procurement, particularly by companies that have relied on traditional means of procurement, will require broad acceptance of the new approach. In addition, companies that have already invested substantial resources in traditional methods of procurement may be reluctant to adopt a new strategy. This could limit the growth of our revenues derived from the merger.

    Our success is dependent upon the market for Internet services, which, along with the general economy, is experiencing a downturn.

    During late 2000 and 2001, and particularly since the terrorist attacks on September 11, 2001, the market for Internet services and technology has experienced a significant decline. This decline is at least partly attributable to funding difficulties experienced by many smaller companies, a general economic slowdown and the instability generated by these attacks. All of these developments have caused many of our current and potential clients to cancel, reduce and/or delay some projects. A prolonged economic slowdown or continued uncertainty about the future of the market for Internet services will adversely affect our business and financial results. If demand for our products and services does not improve, increased competition for business may result in significant decreases in the prices we charge for our products and services. The market for our products and services may not improve in a timely manner or to the extent necessary to allow us to achieve and sustain profitability in the near future.

    Our success will depend upon the ability of our products to work with a large variety of hardware, software, database and networking systems.

    The success of our products will depend on our ability to integrate our products and make them compatible with customer systems, particularly hardware systems, operating systems and data sources, as well as, or better than, competing products. The success of our products will also depend on the ability of our existing products to work well with one another, with new products we develop and with new software developed by third parties. We currently serve, and intend to continue to serve, a customer base with a wide variety of hardware, software, database and networking systems. If we cannot support an increasing number of systems in the future, we may not gain broad market acceptance.

    Customers will be less likely to accept our products if we are unable to introduce in a timely manner new software products and enhancements that meet industry requirements.

    The market for our software products is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render our existing products and services obsolete. As a result, unforeseen changes in customer and technological requirements for application features, functions and technologies could limit our ability to develop market share or could rapidly erode our position in those markets in which we have an established presence. Our growth and future operating results will depend in part upon our ability to develop and introduce new applications that anticipate, meet or exceed technological advances in the marketplace, meet changing customer requirements, respond to competitive products and achieve market acceptance.

    New products, platforms and language support can require long development and testing periods. New products or enhancements may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. Our product acquisition, development and testing efforts have required, and are expected to continue to require, substantial investments. We may not possess sufficient resources to make these necessary investments.

    We also expect to develop and introduce new and enhanced versions of products as an integrated suite. In addition to the risks and uncertainties inherent in the development and introduction of new products, we will face significant challenges in developing and introducing new products and versions that work together effectively and allow customers to achieve the benefits of a broader product offering. We may not be able to identify or overcome these challenges.

    If we cannot cross-sell the products and services of divine, Eprise, RoweCom, eshare and Open Market to the other companies' customers, we will not achieve one of the expected benefits of the mergers.

    Assuming completion of the Eprise, RoweCom, eshare and Open Market mergers, we intend to offer the products and services of Eprise, RoweCom, eshare and Open Market to existing divine customers and the customers of each other acquired company, and divine's products to existing Eprise, RoweCom, eshare and Open Market customers. One company's customers may not have an interest in the other companies' products and services. If we fail to cross-market our products and services, we will not achieve one of the expected benefits of the mergers, and this failure could have a material adverse effect on our business, financial condition and operating results.

    We expect that our future revenues and operating results will be adversely affected if the software application industry continues to evolve toward a subscription-based model.

    We expect that our revenue growth rates and operating results will be adversely affected as more customers require us to offer our products under a subscription-based application service provider model. We currently sell software application solutions on a perpetual license basis in exchange for an up-front license fee. Many of our customers are attempting to reduce their up-front capital expenditures by purchasing software applications under a hosted subscription service model. Under the hosted model, the customer subscribes to use an application from the software provider. Generally, the application is hosted on a server managed by the software provider or a third-party hosting service. We expect that subscription-based revenues will represent a substantial portion of future revenues generated by our software applications and managed applications divisions.

    Under the subscription-based model, we generally will recognize revenue and receive payment ratably over the term of a customer's subscription. As a result, our revenue growth rate under a subscription model may be less than what our revenue growth rate would be under a license model. In addition, the price of our services will be fixed at the time of entering into the subscription agreement. If we are unable to adequately predict the costs associated with maintaining and servicing a customer's subscription, then the periodic expenses associated with a subscription may exceed the revenues we recognize for the subscription in the same period, which would adversely affect our operating results. In addition, if we are not successful in implementing the subscription-based model, or if market analysts or investors do not believe that the model is attractive relative to our existing license model, our business could be impaired and our stock price could decline.

    Our business may be adversely affected if there are defects in our software or we are unable to acquire third-party software or hardware that is error-free.

    Software products as complex as those that we offer may contain errors that could be detected at any point in the products' life cycles. divine, Eprise, RoweCom, eshare and Open Market have, in the past, discovered software errors in certain of their products and have experienced delays in shipment or implementation of products during the period required to correct these errors. Despite extensive testing by us and by current and potential customers, errors in our software may be found in the future. This could result in a loss of, or delay in, market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty cost. In particular, the call center environment in which eshare operates is characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time consuming and will limit our ability to uncover all defects prior to shipment and installation at a customer's location. We also license certain software used in our products from third parties, and our products are designed to operate on certain hardware platforms manufactured by third parties. Third-party software or hardware may contain errors that we are dependent upon others to correct. These errors could cause problems with the installation and operation of our products, which could harm our business.

    We may face potential liability to customers if our products or our customers' systems fail.

    Our software, portal and application products are often critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. If one of our products or a customer's system fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for such failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, the insurer might disclaim coverage as to any future claim. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could be hurt.

    We could lose our competitive advantage if we fail to adequately protect our proprietary rights, and any related litigation could be costly and time-consuming.

    We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our proprietary rights in our products and technology. These measures may not be adequate to protect our trade secrets and proprietary technology. As a result, unauthorized third parties may copy or otherwise obtain and use our products or technology. We may not be able to detect all instances of infringement. Furthermore, we may be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well-developed or are poorly enforced. Legal protections of our rights may be ineffective in these countries. If we must engage in litigation to defend and enforce our intellectual property rights, either domestically or in other countries, we could face substantial costs and diversion of resources, regardless of the final outcome of such litigation. Any future attempt by us to enforce our intellectual property rights might not be successful or might result in royalties that do not exceed the cost of such enforcement efforts. Even if we succeed in protecting our intellectual property, others may independently develop similar technologies or products that do not infringe on our intellectual property.

    Other companies may claim that our products infringe their intellectual property rights, which could harm our business.

    Although we believe our intellectual property is non-infringing, third parties may claim that we are infringing their intellectual property rights. We expect that the risk of infringement claims will rise as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. To develop our services or products, we may need to acquire licenses for intellectual property to avoid infringement of a third party's product. These licenses may not be available on commercially reasonable terms, if at all. Former employers of our present and future employees may assert claims that these employees improperly disclosed confidential or proprietary information to us. Any such claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to pay money damages or enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially and adversely affected.

    We may not be able to prevent online security breaches, which could interrupt our operations, damage our reputation and expose us to liability.

    A party that is able to circumvent our security systems or the security systems of our customers could steal proprietary information or cause interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits and exclusions that may prevent reimbursement for losses caused by security breaches. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against security breaches or to alleviate problems caused by any breaches. Despite these efforts, we may not be able to prevent all security breaches.

    Future government regulation could place financial burdens on our business.

    Because of the Internet's popularity and increasing use, new laws and regulations may be adopted that could have an adverse effect on us. In particular, states may impose discriminatory, multiple or special taxes on the Internet if the current moratorium on the application of these taxes, due to end on October 21, 2001, is not extended. If the moratorium ends, federal taxes may also be imposed on the sale of goods over the Internet. These state and federal taxes could cause a decrease in the volume of e-commerce and, therefore, the demand for our products and services. The enactment of any additional laws or regulations, including international laws and regulations, could impede the growth of the Internet and e-commerce, which could decrease our revenue and place additional financial burdens on our business.

    Federal, state or foreign agencies have also adopted, and may continue to adopt, laws or regulations affecting the use of outbound call processing systems. These laws or regulations could limit the market for eshare's products or expose us to liability, which could materially adversely affect our business, operating results and financial condition.

    Legal restrictions relating to the privacy of Internet users and the collection and use of online data could limit the utility of the personalization functionality of Eprise's, eshare's and Open Market's products and, therefore, the attractiveness of those products to customers.

    One of the principal features of Eprise's, eshare's and Open Market's products is the ability to develop and maintain profiles of online users to assist business managers in personalizing content and in displaying tailored commercial offers to specific online users. By limiting the means in which this feature can be utilized, proposed and existing legal restrictions on the collection and use of information relating to Internet users could materially and adversely impact Eprise's, eshare's and Open Market's products. For example, legislation has been proposed in some jurisdictions that would regulate the practice of placing small information files, or "cookies," on a user's hard drive to gather information. Likewise, regulation of the practice of online preference marketing is also under consideration in many jurisdictions. Moreover, legislation regulating the collection of data online and offline is already in place in the United States and elsewhere, including the European Union, and applicable to certain populations and in certain sectors. While regulatory and legislative efforts in this area are relatively new and still developing, they continue to gain attention, and continued regulation and legislation in this area could adversely affect the demand for Eprise's, eshare's and Open Market's products.

    If we lost the services of Andrew J. Filipowski, our business could fail.

    We believe that Andrew J. Filipowski, our chairman and chief executive officer, is critical to our success. If we lost the services of Mr. Filipowski, our ability to promote our business and raise additional capital would be severely limited, and our business could fail. We do not maintain key man life insurance on Mr. Filipowski.

    Our key personnel have entered into non-compete agreements that could prevent us from engaging in certain activities and acquiring interests in some companies.

    Andrew J. Filipowski, our chairman and chief executive officer, Michael P. Cullinane, our executive vice president, chief financial officer and treasurer and a director, and Paul L. Humenansky, our president and chief operating officer and a director, have entered into consulting and non-compete agreements with PLATINUM technology International, inc., now a wholly-owned subsidiary of Computer Associates International, Inc. These agreements prohibit Mr. Filipowski until June 29, 2007, and each of Messrs. Cullinane and Humenansky until June 29, 2004, from participating or engaging, directly or indirectly, in the development, manufacture, marketing or distribution of any products or services offered by PLATINUM as of March 29, 1999, or any products or services offered by PLATINUM after that date and in which they had actively participated. PLATINUM was, as of March 29, 1999, and continues to be, engaged in the business of developing, marketing and supporting software products for managing information technology infrastructures and providing related professional services. As of March 29, 1999, PLATINUM also offered products and services for the creation, deployment and management of Web content. Under these agreements, Messrs. Filipowski, Cullinane and Humenansky also are prohibited from soliciting, or assisting another person to solicit or attempt to solicit, persons or entities that were current customers of PLATINUM or its affiliates before the end of the respective employment periods of Messrs. Filipowski, Cullinane and Humenansky, unless the solicitation of these customers is for goods or services unrelated to any activity which competes with PLATINUM.

    To manage divine's business effectively with respect to these agreements, divine has consulted with PLATINUM and Computer Associates before making any acquisition to confirm that a breach of these agreements would not result. PLATINUM and Computer Associates have consented to this merger and to the eshare and Open Market mergers. In the future, however, these consulting and non-compete agreements could limit our business opportunities, which could impair our success.

    If Reed Elsevier or any of the other suppliers with whom RoweCom does business stops providing knowledge resources to RoweCom on favorable terms, we may not be able to satisfy customers' demands at acceptable prices.

    The primary supplier of the magazines and journals whose subscriptions RoweCom sells is Reed Elsevier, which supplied titles accounting for approximately 16% and 13% of RoweCom's sales for the year ended December 31, 1999 and 2000, respectively. RoweCom currently does not have a contract with Reed Elsevier. If Reed Elsevier stops offering RoweCom knowledge resources on favorable terms, we may not be able to offer customers competitive prices on their orders. If Reed Elsevier were to cease providing RoweCom with knowledge resources, it would not be possible to obtain replacements for many of the titles

Reed Elsevier publishes at a comparable price, if at all, from another supplier. Either of these events could have a material adverse effect on our financial condition and results of operations. Similarly, if any of the other suppliers with whom RoweCom does business decides not to provide RoweCom with knowledge resources or decides to stop providing RoweCom with knowledge resources on favorable terms, it could have a material adverse effect on our financial condition and results of operations.

    We may not be able to expand RoweCom's catalog of knowledge resources.

    One of the key elements of RoweCom's strategy is to continue to expand its catalog of knowledge resources. RoweCom gains content through acquisitions and strategic alliances and through contact with various suppliers. We may not be able to continue to gain available content through strategic alliances or directly from suppliers. In the event that we are unable to continue to increase RoweCom's available content, we may:

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  be at a competitive disadvantage with respect to competitors that may compile greater libraries of available titles;

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  lose clients that rely upon RoweCom as a single-source of knowledge resources; and

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  be unable to increase the amount of revenue that is otherwise generated from particular clients.

Any of these effects could have a material adverse effect on our future results of operations and financial condition.

    Delays in sales and the implementation cycle for CIM solutions and managed applications could adversely affect us.

    If we experience delays in, or cancellation of, sales or implementations of CIM solutions and managed applications, our business and financial results could be hurt. To sell these products, we generally must provide a significant level of education to prospective customers regarding their use and benefits. In addition, prospective customers generally make a significant commitment of resources in connection with the implementation of these products. For these and other reasons, the length of time between the date of initial contact with the potential customer and the installation and use of eshare products has generally been six months or more. Our implementation cycle could be lengthened in the future by delays over which we have little or no control and increases in the size and complexity of our installations and in the number of third-party systems with which our products must integrate. In addition, any unexpected delays in individual implementations could expose us to liability claims from our customers.

    We expect that our future operating results will be significantly dependent on a limited suite of Eprise, eshare and Open Market products and the market for these products.

    Eprise has historically derived substantially all of its revenues from licenses of, and services related to, Eprise Participant Server, and expects that revenues from this product will continue to account for a significant portion of its revenues for the foreseeable future. A decline in the price of Eprise Participant Server or Eprise's inability to increase license sales of Eprise Participant Server would harm our business and operating results. In addition, our future financial performance would suffer if the successful development, introduction and customer acceptance of enhanced versions of Eprise Participant Server and future products are not achieved. Failure to deliver the enhancements or products that customers want could have a material adverse effect on our business, operating results and financial condition.

    eshare traditionally has derived a majority of its revenues from sales of its Conversations call center management product, its NetAgent Web-collaboration product and related services and support. eshare introduced Conversations in 1999 and NetAgent in 1998. eshare is currently in the process of developing next generation CIM applications and expects to begin beta trials in 2001. In the near term, we anticipate that a significant portion of our eshare-related revenue may be derived from eshare's Conversations and NetAgent product offerings and related services and support. We intend to enhance these products and develop market-specific solutions. However, any factor adversely affecting the market for call center and Internet-based solutions in general, or the Conversations and NetAgent products in particular, could hurt our business and financial results. We also may face potential charges resulting from the write-down of inventory of outdated products that we cannot sell.

    Open Market expects to derive substantially all of its product license revenues in the future from its recently announced Content Server Enterprise Edition software. Our future growth and profitability will depend on the successful release, introduction and customer acceptance of this new suite of products and future enhancements to these products. Any factors adversely affecting the pricing of, demand for or market acceptance of these products, including competition or technological change, could cause our revenues to decline and our business and future operating results to suffer.

    Eprise and eshare traditionally have relied on a few customers for a significant portion of their revenues.

    Eprise typically derives a significant portion of its software license revenues in each quarter from a small number of relatively large orders. Although we do not believe that the loss of any particular Eprise customer would have a material adverse effect on our business or financial condition, our operating results could be materially adversely affected if Eprise was unable to complete one or more substantial license sales in any future period. In the first, second, third and fourth quarters of 2000, Eprise's five largest customers accounted for approximately 50%, 26%, 33%, and 34%, respectively, of its total revenues in those quarters. In the first and second quarter of 2001, Eprise's five largest customers accounted for approximately 33% and 42% of its total revenues, respectively.

    eshare has historically derived, and we believe that we will continue to derive, a significant portion of call center revenues in any period from a limited number of large corporate clients. In 2000, eshare's five largest customers accounted for approximately 17% of its total revenues. During 1999, eshare's five largest customers accounted for approximately 28% of its total revenues. The loss, deferral or cancellation of an order from one of these customers could have a significant impact on our operating results. eshare's current customers may not place additional orders and we may not obtain orders of similar magnitude from other customers. If we fail to retain any major customer of eshare, suffer any reduction, delay in or cancellation of orders by any such customer or fail to market successfully CIM solutions to new customers, our business and financial results could be hurt.

    Open Market is party to several securities class action lawsuits that may be costly to defend and the outcome of which is uncertain and may harm our business.

    Open Market and several of its former and present officers and directors are named as defendants in several class action complaints filed on behalf of certain of its stockholders who purchased securities between November 8, 1999 and April 18, 2000. These complaints allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under the Exchange Act. In particular, they allege, among other things, that during the putative class period, the defendants sought to mislead the investing public by overstating Open Market's prospects and the quality of its products. The plaintiffs are seeking monetary damages and other appropriate relief. Any resolution of this litigation in a manner adverse to Open Market could have a material adverse effect on our business, financial condition and results of operations. In addition, the costs to us of defending this litigation or other related proceedings, even if resolved in our favor, could be substantial. This litigation could also substantially divert the attention of our management and resources in general. Uncertainties resulting from the initiation and continuation of this litigation or other related proceedings could harm our ability to compete in the marketplace.

    Our strategy to expand our international operations is subject to many risks that may prevent us from maintaining or increasing our international revenues.

    RoweCom's sales outside the United States accounted for approximately 42% and 51% of its total revenues in 1999 and 2000, respectively. eshare's sales outside the United States accounted for approximately 32% and 28% of its total revenues in 1999 and 2000, respectively. Open Market's sales outside of North America accounted for approximately 30% and 40% of its total revenues in 1999 and 2000, respectively. A significant element of our business strategy is to expand our international presence through RoweCom's, eshare's and Open Market's operations and sales channels in international markets. This projected expansion will require significant management attention and financial resources. Because of the difficulty in penetrating new markets, we may not be able to maintain or increase international revenues. Our international operations will be subject to a number of inherent risks, which will increase as we expand our international operations, including:

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  significant volatility in the level and timing of business;

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  the impact of possible recessionary environments in economies outside the United States;

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  changes in foreign legal and regulatory requirements;

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  changes in tariffs;

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  the costs of localizing products for foreign markets and integrating products with foreign system components;

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  longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

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  difficulties and costs of staffing and managing foreign operations;

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  reduced protection for intellectual property rights in some countries;

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  potentially adverse tax consequences;

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  political and economic instability; and

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  the higher cost of foreign service delivery.

    While eshare's and Open Market's expenses incurred in foreign countries typically are denominated in the local currencies, revenues generated by eshare's and Open Market's international sales typically are paid in U.S. dollars, British pounds or Euros. While a significant portion of RoweCom's expenses in foreign countries are denominated in local currencies, a portion of the expense for both its U.S. operations and its foreign countries is denominated in currencies other than the local currency. RoweCom enters into forward currency contracts primarily in European, Australian and Canadian currencies to hedge its foreign currency exposures. However, RoweCom does not hedge all foreign currency exposure and existing forward currency contracts may not adequately cover intended exchange gains and losses. We could experience fluctuations in currency exchange rates in the future that would have a material adverse impact on our international operations.

    Our growth in operations will likely be dependent upon the successful development of direct and indirect sales channels.

    Eprise, eshare and Open Market primarily sell their products domestically through a direct sales force and internationally through both direct and indirect sales channels. Eprise, eshare and Open Market support customers with internal technical and outsourced customer support staff. Our ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical and direct sales personnel and to outsource effectively our customer support functions. Each of Eprise, eshare and Open Market has in the past experienced difficulty in recruiting qualified sales and technical personnel. If we are unable to rapidly and effectively expand Eprise's, eshare's and Open Market's technical staff and direct sales force, our business and financial results could be hurt.

    We believe that our future growth will also depend on our ability to continue to develop and maintain Eprise's, eshare's and Open Market's indirect sales channels, including value added resellers, or VARs, and distributors. Additionally, our investment of significant resources to develop these indirect channels could adversely affect our operating results if these efforts do not generate sufficient additional revenues.

    If we are unable to recruit and retain qualified VARs and distributors, our results of operations could be adversely affected. Increased indirect sales also could adversely affect our average selling prices and result in lower gross margins because lower unit prices are typically charged on sales made through indirect channels. Sales of Eprise, eshare and Open Market products through indirect channels will reduce our gross profits from our services because the VARs and distributors provide these services.

    As indirect sales increase, our direct contact with Eprise's and eshare's customer bases will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. In addition, VARs and distributors may develop, acquire or market products competitive with our products. Our strategy of marketing products directly to customers and indirectly through VARs and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different VARs and distributors target the same customers, VARs and distributors may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with VARs and distributors or hurt our ability to attract new VARs and distributors.

Risks Relating to Owning divine Common Stock

    If divine common stock is delisted from the Nasdaq National Market, the liquidity, visibility and price of divine common stock may decrease.

    Since divine's initial public offering in July 2000, divine common stock has been listed on the Nasdaq National Market. Shares of divine common stock could be delisted from the Nasdaq National Market if we fail to satisfy the continued listing requirements of the Nasdaq National Market, including the minimum bid price of $1.00. If divine common stock is delisted from the Nasdaq National Market, we would be forced to list divine common stock on the OTC Bulletin Board or some other quotation medium, depending upon our ability to meet the specific listing requirements of those quotation systems. If this happens, an investor might find it more difficult to buy and sell, or to obtain accurate price quotations for, shares of divine common stock. This lack of visibility and liquidity could further decrease the price of divine common stock. In addition, delisting from the Nasdaq National Market might negatively impact our reputation and, as a consequence, our business. On September 27, 2001, Nasdaq announced that it had suspended until January 2, 2002 its $1.00 minimum bid price requirement for continued listing on the Nasdaq National Market.

    The merger agreement for this merger and the RoweCom, eshare and Open Market mergers require divine to deliver shares of its common stock that have been authorized for listing on the Nasdaq National Market as a condition to closing the applicable merger. If divine common stock is delisted from the Nasdaq National Market, each of Eprise, RoweCom, eshare and Open Market can (1) terminate its respective merger agreement with divine or (2) continue with its respective merger, with holders of common stock of Eprise, RoweCom, eshare or Open Market, as applicable, receiving shares of divine common stock that may have diminished liquidity and visibility.

    The market price of divine common stock has been and may continue to be volatile, which could cause litigation against us and prevent you from reselling your shares at or above the price at which you acquire them in the merger.

    From divine's initial public offering in July 2000 through the date of this proxy statement/ prospectus, the price per share of divine common stock has ranged from a high of $12.44 to a low of $0.46. The market price of divine common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations due to various factors, many of which are beyond our control, including:

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  quarterly variations in operating results;

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  volatility in the stock market;

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  volatility in the general economy;

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  changes in interest rates;

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  announcements of acquisitions, technological innovations or new software, services or products by us or our competitors; and

  •
  changes in financial estimates and recommendations by securities analysts.

In addition, there have been large fluctuations in the prices and trading volumes of securities of many technology, Internet and CIM product and related professional service companies. Broad market and industry factors may decrease the market price of our common stock. As a result, you may be unable to resell your shares of divine common stock that you receive in the merger at or above the prices at which you acquired them. In the past, volatility in the market price of a company's securities has often led to securities class action litigation. Such litigation could result in substantial costs to us and divert our attention and resources, which could harm our business. Declines in the market price of divine common stock or failure of the market price to increase could also harm our ability to retain key employees, our access to capital and other aspects of our business.

    Our stockholders' rights plan and provisions in our certificate of incorporation, our bylaws and Delaware law could delay or deter tender offers or takeover attempts that may offer you a premium for your common stock, which could adversely affect our stock price.

    Our stockholders' rights plan and provisions in our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to you. These impediments include:

  •
  the rights issued in connection with the stockholders' rights plan that will substantially dilute the ownership of any person or group that acquires 15% or more of our common stock unless the rights are first cancelled or redeemed by our board of directors, in its discretion;

  •
  the classification of our board of directors into three classes serving staggered three-year terms;

  •
  the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

  •
  a requirement that special meetings of our stockholders may be called only by our chairman, president or a majority of our board of directors;

  •
  a prohibition against action by written consent of our stockholders;

  •
  a requirement that our stockholders comply with advance notice provisions to bring director nominations or other matters before meetings of our stockholders; and

  •
  the adoption of a provision of Delaware law that prohibits us from entering into some business combinations with interested stockholders without the approval of our board of directors.

The existence of the stockholders' rights plan and these provisions may deprive you of an opportunity to sell your shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price of our common stock.

    Our stock price may decline if a large number of shares are sold or there is a perception that these sales may occur.

    The market price of our stock could decline as a result of additional sales of common stock, or the perception that these sales could occur. As of October 1, 2001, there was an aggregate of 137,468,965 shares of restricted divine common stock that could be resold only through registration under the Securities Act or under an available exemption from registration, including the exemption provided by Rule 144. As of October 1, 2001, of those shares, 17,396,007 shares could be resold immediately under an effective registration statement on Form S-3; 109,920,014 were eligible for sale subject to the volume, manner of sale and other limitations of Rule 144; and the remaining 13,748,861 shares will become eligible for sale between October 1, 2001 and August 2002, subject to certain lock-up agreements described below.

    The market price of divine common stock could decline as a result of the large number of shares that will become eligible for sale upon completion of this merger and the RoweCom, eshare and Open Market mergers.

    Based upon 22,270,386 shares of Eprise common stock issued and outstanding on October 1, 2001 and the 2.4233 Eprise exchange ratio, divine will issue approximately 53,968,000 shares of divine common stock upon completion of the Eprise merger. Based upon approximately 13,552,745 shares of RoweCom common stock issued and outstanding on October 1, 2001 and the 0.75 RoweCom exchange ratio, divine will issue approximately 10,164,558 shares of divine common stock upon completion of the RoweCom merger. Based upon approximately 21,934,486 eshare common shares issued and outstanding and an eshare exchange ratio of 3.12 on October 1, 2001, divine will issue approximately 68,435,596 shares of divine common stock upon completion of the eshare merger. In addition, divine will issue 44,454,961 shares of divine common stock upon completion of the Open Market merger. Based on the foregoing assumptions, an aggregate of approximately 130,479,384 shares of divine common stock issued in this merger and the RoweCom, eshare and Open Market mergers will be eligible for sale in the public market without restriction under the Securities Act, and an aggregate of approximately 55,536,209 shares of divine common stock issued in this merger and the RoweCom, eshare and Open Market mergers to affiliates of Eprise, RoweCom, eshare or Open Market will be eligible for sale subject to the volume, manner of sale and other limitations of Rule 145 or Rule 144 under the Securities Act. The market price of divine common stock could decline as a result of these sales or the perception that these sales could occur.

    Aleksander Szlam, the chairman and chief executive officer of eshare, and Szlam Partners have agreed with divine that, for a period of one year from the date of the closing of the eshare merger, they will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to the significant number of shares of divine common stock (approximately 33,527,423 as of October 1, 2001) they will receive in connection with the eshare merger, other than their right to sell shares directly to divine pursuant to the terms of their stockholder agreement with divine. Similarly, in connection with divine's acquisition of Emicom Group, Inc., certain of the founders of Emicom have agreed that, until July 18, 2002, they will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to the 6,179,104 shares of divine common stock they received in that transaction. Further, in connection with divine's acquisition from UBS AG of a 21% equity interest in Parlano, Inc., UBS has agreed that, until September 28, 2002, UBS will not transfer during any three-month period more than 15% of the 3,596,007 shares of divine common stock it received in that transaction. An early waiver of these lock-up agreements by us could permit sales of a substantial number of shares of our common stock and could adversely affect the trading price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

    This proxy statement/prospectus contains and incorporates by reference forward-looking statements about divine, Eprise and the combined company, including RoweCom, eshare and Open Market, within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements include information regarding:

•	synergies;	•	capital productivity;
•	efficiencies;	•	capital spending;
•	cost savings;	•	the timetable for completing the merger; and
•	revenue enhancements;	•	integration of operations.
•	product integration;

These statements may be made expressly in this document or may be incorporated by reference to other documents that divine has filed with the SEC. Forward-looking statements may be identified by words such as "anticipates," "believes," "estimates," "expects," "intends," "plans" or similar expressions as they relate to divine, Eprise or their management or by the fact that their truth or accuracy cannot be fully discerned without reference to future events.

    We believe that our expectations are based on reasonable assumptions. You should understand, however, that these forward-looking statements are subject to numerous known and unknown risks, uncertainties and contingencies, many of which are beyond divine's, Eprise's and the combined company's control, that may cause actual results, performance or achievements to differ materially from those expressed in, or implied by, our forward-looking statements. These factors include the specific risk factors identified and discussed under the caption "Risk Factors" on pages 25 through 44 of this proxy statement/prospectus, as well as:

  •
  economic and industry conditions—including adverse changes in industry or economic conditions generally or in the markets served by divine, Eprise, RoweCom, eshare and Open Market, product and labor prices, fluctuations in exchange rates and currency values, capital expenditures requirements and volatility in the stock market;

  •
  operating factors—including changes in operating conditions and costs, interest rates and access to capital markets;

  •
  political and governmental factors—including political developments and law and regulations and political stability in relevant areas of the world; and

  •
  competitive factors and technology advances—including the actions of competitors and the development and use of new technology.

    You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this proxy statement/prospectus or, in the case of documents incorporated by reference, the date of the referenced document.

    The risk factors and cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that divine, Eprise or persons acting on either company's behalf may issue. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this proxy statement/prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this proxy statement/prospectus.

THE EPRISE SPECIAL MEETING

    This proxy statement/prospectus is being mailed on or about          , 2001 to holders of record of Eprise common stock as of the close of business on           , 2001, and constitutes notice of the Eprise special meeting in conformity with the requirements of the General Corporation Law of the State of Delaware. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Eprise board for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Special Meeting

    The Eprise special meeting is scheduled to be held as follows:

             , 2001
10:00 a.m., local time
at the offices of Hill & Barlow
One International Place
Boston, Massachusetts

Matters to be Considered at the Eprise Special Meeting

    The purpose of the special meeting of Eprise's stockholders is to consider and vote upon a proposal to adopt and approve the merger agreement and the merger. You may also consider and vote upon such other matters as may be properly brought before the Eprise special meeting, including any adjournment or postponement of the special meeting. The merger cannot occur unless the holders of a majority of Eprise's outstanding common stock as of the record date vote in favor of the proposal to adopt and approve the merger agreement and the merger.

    The Eprise board of directors unanimously approved the merger agreement and the merger, and recommends a vote FOR adoption and approval of the merger agreement and the merger.

Record Date for the Eprise Special Meeting and Voting Rights

    Only holders of record of Eprise common stock at the close of business on the record date,          , 2001, are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, there were         shares of Eprise common stock outstanding held by approximately    holders of record. Each holder of record of Eprise common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting. As of the record date, Eprise's directors and executive officers and their affiliates held approximately 13.0% of the outstanding shares of Eprise common stock. These directors and executive officers have indicated their intention to vote, or cause to be voted, the shares beneficially owned by them in favor of the adoption and approval of the merger agreement and the merger.

Quorum; Required Votes; Abstentions and Broker Non-Votes

    The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Eprise common stock entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes, which are executed proxies returned by a broker holding shares in street name that indicate that the broker has not received voting instructions from the beneficial owner of the shares and does not have discretionary authority to vote the shares with respect to the adoption and approval of the merger agreement and the merger, will be counted for purposes of determining whether a quorum exists.

    Adoption and approval of the merger agreement and the merger requires the affirmative vote of a majority of the shares of Eprise common stock outstanding as of the record date. All properly executed proxies delivered and not properly revoked will be voted at the special meeting as specified in such proxies. If you do not specify a choice, your shares represented by a signed proxy will be voted "FOR" the adoption and approval of the merger agreement and the merger. The failure to submit a vote by proxy card, by telephone, over the Internet or in person at the special meeting, an abstention and broker non-votes will have the same effect as a vote "AGAINST" the adoption and approval of the merger agreement and the merger.

Proxies; Solicitation of Proxies

    To vote by proxy, you should complete your proxy card and mail it in the enclosed postage prepaid envelope. Alternatively, you may vote by telephone or over the Internet. If you vote by telephone or over the Internet, you must do so by 12:00 p.m. Eastern time on          , 2001, and you will be required to have the control number appearing on your proxy card available in order to submit your vote. A properly completed telephone or Internet vote has the same effect as if you marked, signed and returned the proxy card by mail. See the instructions on the proxy card for a description of the telephone and Internet voting procedures. We believe that the granting of proxies by telephone or the Internet is valid under Delaware law. Please note that if you choose to vote over the Internet, you are responsible for any Internet access charges incurred.

    If your shares are held in an account at a brokerage firm or bank, you must direct them on how to vote your shares. Your broker or bank will vote your shares only if you provide directions on how to vote by following the instructions provided to you by your broker or bank.

    Eprise does not expect that any matter other than adoption and approval of the merger agreement and the merger will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters.

    The cost of the solicitation of proxies from holders of Eprise common stock and all related costs will be borne by Eprise. In addition, Eprise may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telecopy, e-mail or personal solicitation by directors, officers or other regular employees of Eprise. No additional compensation will be paid to directors, officers or other regular employees for these services.

    You should not send in any Eprise stock certificates with your proxy card. The exchange agent will mail a transmittal letter to you containing instructions for the surrender of Eprise stock certificates as soon as practicable after completion of the merger.

Revocability of Proxies

    You may revoke and change your vote at any time prior to the special meeting by:

  •
  notifying Eprise in writing at 200 Crossing Boulevard, Framingham, Massachusetts 01702 Attn: Investor Relations, that you would like to revoke your proxy;
  •
  submitting another proxy with a later date by mail, telephone or over the Internet; or
  •
  appearing in person and voting at the special meeting (merely attending the special meeting will not revoke your previously-granted proxy and change your vote; you must cast a vote at the special meeting).

If your shares are held in the name of a bank, broker or other fiduciary, you may change your vote by submitting voting instructions to that person.

THE MERGER

    This section of the proxy statement/prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger, this summary may not contain all the information that is important to you. You should therefore carefully read this entire proxy statement/prospectus and the other documents we refer to, including the merger agreement attached as Appendix A, and incorporate by reference for a more complete understanding of the merger.

Structure of the Merger

    If the Eprise stockholders adopt and approve the merger agreement and the merger, and all other conditions to the merger agreement are satisfied, DI2 Acquisition Company, a wholly-owned subsidiary of divine, will merge into Eprise. As a result, DI2 will cease its separate corporate existence and become a part of Eprise, the surviving corporation, which will be a wholly-owned subsidiary of divine. We currently anticipate that we will complete the merger on or about             , 2001.

Background of the Merger

    Over the past several months, Eprise's board of directors and management have considered a number of strategic alternatives to maximize Eprise stockholder value in light of adverse changes to the market for web content management and delivery solutions and a decline in the overall economy.

    Eprise has experienced operating losses in each quarterly and annual period since its inception. Eprise incurred net losses of $5.3 million for the year ended December 31, 1998, $6.6 million for the year ended December 31, 1999, $16.7 million for the year ended December 31, 2000 and $14.4 million for the six months ended June 30, 2001. Furthermore, the general economic climate has been deteriorating since the fourth quarter of 2000, which served to decrease information technology spending by Eprise's customers and potential customers. This decrease has adversely affected Eprise's ability to maintain and increase its sales and operating revenues since the third quarter of 2000. The resulting operating losses, coupled with a significant downturn in the public equity markets, significantly reduced Eprise's market capitalization and adversely affected its long-term prospects.

    Faced with continued operating losses and flat revenues, Eprise began to consider various strategic alternatives, including corporate partnering initiatives, strategic private placements, strategic acquisitions and/or combinations, and, ultimately, the sale of the company. At its April 24, 2001 meeting, the Eprise board of directors decided to engage Broadview International LLC as a financial advisor to assist Eprise in identifying possible strategic alternatives. Broadview had previously worked with Eprise before its initial public offering. Broadview's knowledge of Eprise, its technology, products, and markets, as well as Broadview's reputation, background and experience in the industry were important factors in the board's decision to engage Broadview for this purpose.

    Beginning on April 12, 2001, Eprise management and other employees began meeting with representatives of Broadview to review information about Eprise's business and financial condition, as well as a list of parties with which Eprise might seek a business combination or other strategic relationship.

    From April 2001 through July 2001, management and representatives of Broadview contacted approximately 15 companies regarding a potential strategic combination with

Eprise, had preliminary discussions with five of these companies, and engaged in extensive discussions and negotiations with one of Eprise's competitors regarding a potential merger.

    On several dates in May and June, 2001, management of Eprise met with management of the competing company referred to above regarding a possible business combination. Representatives from Broadview and from the other company's financial advisor were present at some of these meetings.

    At meetings held in June and July of 2001, Eprise's board of directors, management and representatives from Broadview discussed various strategic alternatives, including possible strategic investments, and continued negotiations with the company referred to above.

    On July 23, 2001, the other company informed Eprise that it had received another offer that its board of directors was obligated to consider, and that it was subject to a 10-day non-solicitation agreement that prohibited it from continuing negotiations with Eprise during that time period.

    On July 24, 2001, Eprise held a regularly scheduled meeting of its board of directors, during which the board discussed sales results for the second quarter, projections for the third quarter, the status of negotiations with the other company, and other strategic alternatives, including a potential acquisition of complementary technology.

    On August 3, 2001, Gavin Coote, vice president of mergers and acquisitions for divine, and Rodney Bienvenu, president of divine's enterprise portal software group, held a conference call with Joseph Forgione, president and chief executive officer of Eprise, and Milt Alpern, senior vice president and chief financial officer of Eprise, and representatives of Broadview, to introduce the parties and consider the advisability of meeting to discuss a potential transaction.

    On August 9, 2001, at the request of divine, Mr. Forgione, Mr. Alpern, and Hank Barnes, vice president of strategy for Eprise, met with Mr. Bienvenu, Mr. Coote, and other members of divine's acquisition team at Eprise's offices in Framingham, Massachusetts to discuss the respective businesses of Eprise and divine and the potential synergies between the two companies. Mr. Bienvenu expressed divine's interest in continuing discussions with Eprise.

    On August 16, 2001, Eprise learned that the other company with which it had been engaged in negotiations had entered into an agreement to be acquired by a third party.

    On August 21, 2001, Andrew Filipowski, divine's chairman and chief executive officer, and Mr. Coote met with Messrs. Forgione and Alpern at Eprise's offices in Framingham. At this meeting, Mr. Filipowski led a discussion of divine's strategic plans.

    On August 22, 2001, divine delivered to Eprise a proposed term sheet outlining the terms of a possible transaction.

    On August 24, 2001, a meeting of the board of directors of Eprise was held at Eprise's headquarters with representatives of Broadview and management to review the proposed term sheet. During the meeting, management also discussed Eprise's forecasts for the third quarter of 2001 and other alternatives to a transaction, including liquidation of Eprise. Eprise's board authorized Eprise to enter into a 17-day exclusivity agreement with divine and to begin the negotiation of a definitive merger agreement.

    Also on August 24, 2001, divine's legal counsel, Bell, Boyd & Lloyd LLC, submitted to Eprise's legal counsel, Hill & Barlow, a draft of a mutual confidentiality and exclusivity agreement that would prohibit Eprise, during the 17-day exclusivity period, from engaging in discussions with respect to, among other things, change in control transactions with parties other than divine. The parties discussed the draft agreement with their respective legal counsel, and on August 27, 2001, both parties executed the agreement.

    From August 28, 2001 through August 31, 2001, representatives from divine, Eprise, and their respective auditors met in Eprise's offices in Framingham for business and financial due diligence on Eprise, focusing on Eprise's license and partnering agreements, sales pipeline, and other general corporate matters. divine's due diligence activities continued off-site through the week of September 4, 2001.

    On August 30, 2001, Bell, Boyd & Lloyd delivered to Hill & Barlow a draft of the proposed merger agreement.

    On September 4 and 5, 2001, representatives of Hill & Barlow met with representatives of divine at divine's offices in Lisle, Illinois for business and legal due diligence on divine.

    On September 5, 2001, Mr. Forgione met with Paul Humenansky, divine's chief operating officer, and Michael Cullinane, divine's chief financial officer, at divine's offices in Chicago to discuss business integration issues.

    Also on September 5, 2001, Mr. Forgione met with Mr. Filipowski, Mr. Coote, and Alex Walker, executive vice president, mergers and acquisitions, divine, to discuss the terms of the merger and related issues of business strategy and organization going forward.

    Between September 5, 2001 and September 17, 2001, representatives from divine and Eprise, their respective legal counsel and Broadview engaged in a series of discussions to negotiate the terms and conditions of the definitive Eprise merger agreement and related documentation. Throughout this period, both parties and their legal, financial and accounting advisors conducted a detailed due diligence review of the other party's business, financial condition and operations.

    On September 7, 2001, the divine board of directors, with one director not present, held a special meeting to consider the terms of the proposed Eprise transaction and additional due diligence findings. Representatives of senior management also participated. divine's transaction team led the discussion by summarizing additional due diligence findings and reporting on the status of the Eprise merger negotiations. divine's board of directors then unanimously adopted and approved the Eprise merger agreement and ancillary agreements contemplated by the Eprise merger agreement and the transactions contemplated thereby, and unanimously recommended that the stockholders of divine approve the issuance of divine common stock in the Eprise merger.

    On September 9, 2001, a meeting of the Eprise board of directors was held at Eprise's Framingham offices. Representatives of Hill & Barlow and Broadview also participated. During the meeting, Broadview provided the board members with its preliminary financial analysis of the transaction with divine, the board discussed the proposed terms of the transaction, and representatives from Hill & Barlow outlined the terms of the current draft of the merger agreement. Representatives of Hill & Barlow also advised the board with respect to its fiduciary obligations and reported on their due diligence review of divine. The board and Hill & Barlow then discussed the relative merits and the timing and legal issues surrounding the proposed transaction, as well as the alternative of liquidating Eprise.

    On September 11, 2001, the parties agreed to postpone temporarily the final negotiation and execution of the merger agreement because of the terrorist attacks in New York and Washington, D.C.

    On September 14, 2001, the parties agreed to extend the exclusivity period through September 21, 2001. From September 14, 2001 through September 17, 2001, representatives from divine and Eprise, their respective legal counsel and Broadview participated in a series of discussions to negotiate the final terms and conditions of the definitive merger agreement and related documentation.

    On September 17, 2001, the Eprise board of directors held a special meeting to consider the final terms of the proposed transaction with divine. Representatives of Broadview and Hill & Barlow also participated. Representatives of Hill & Barlow reviewed the significant terms of the merger agreement and summarized the board's fiduciary duties in connection with the proposed transaction. Representatives of Broadview then presented their financial analyses with respect to the proposed business combination with divine. Following this presentation, Broadview delivered its oral opinion that, as of such date and based upon and subject to certain assumptions and matters set forth in the opinion, the transaction exchange ratio is fair from a financial point of view to the holders of Eprise common stock. This opinion was confirmed in a letter subsequently delivered by Broadview, a copy of which is attached to this proxy statement/prospectus as Appendix B. Following the presentations and further discussions, including full consideration of the liquidation alternative, the Eprise board unanimously determined that the merger agreement, and the transactions contemplated thereby, were advisable, fair and in the best interests of Eprise and its stockholders, unanimously adopted and approved the merger agreement and the transactions contemplated thereby, and unanimously recommended that stockholders of Eprise approve the merger.

    On September 17, 2001, immediately following the board meeting, the merger agreement and other ancillary documents were executed.

    On September 18, 2001, prior to the opening of the Nasdaq National Market, divine and Eprise issued a joint press release announcing the execution of the merger agreement.

Reasons for the Merger

    Joint Reasons for the Merger.  The boards of directors of divine and Eprise independently concluded that they expect that the proposed merger will:

  •
  afford to each company the complementary strengths of the two individual companies;

  •
  provide the combined company significant potential advantages and resources; and

  •
  enable the combined company to address emerging strategic opportunities more quickly and effectively.

divine and Eprise have each identified additional reasons for the merger, as discussed below. It should be noted, however, that the potential benefits of the merger may not be fully realized, if at all. See "Risk Factors" beginning on page 25.

    divine's Reasons for the Merger.  In addition to the anticipated joint benefits described above, divine believes that Eprise's products, technology and client base are compatible with divine's enterprise Web solutions business strategy. divine also believes that the combination of Eprise's content management software, in particular Eprise Participant Server, with divine's software applications and sales and marketing infrastructure will enable the combined company to further its strategy of providing Web-based technology, professional services, and managed applications that help global enterprises conveniently and cost-effectively manage information resources and engage their constituencies.

    Eprise's Reasons for the Merger.  The Eprise board of directors believes that the merger is fair to Eprise's stockholders and in their best interests, and has unanimously recommended the adoption and approval of the merger agreement and the merger. In reaching its determination to approve the merger, the merger agreement and the related transactions, the Eprise board of directors considered a number of factors in addition to those described above. The following summarizes the material factors the Eprise board of directors considered:

  •
  the current state of Eprise's business, financial condition, results of operations and prospects, given the general economic climate and the highly competitive nature of the industry in which Eprise operates, including the fact that Eprise's ability to attract new customers and generate revenues has been hampered by a general decrease in information technology spending by prospective customers and by market concerns about Eprise's long-term viability given its stock price;

  •
  the strategic viability and economic terms of possible alternatives to the transaction with divine, including continuing as an independent entity and entering into strategic financing or business arrangements with other industry participants or entering into a combination with another company in the content management and delivery market or a related market, and the conclusion that these alternatives could not be completed on acceptable terms, if at all;

  •
  the likelihood that the value of the consideration to be received by stockholders in the merger would exceed any amount to be distributed upon any liquidation of Eprise, after payment of various liquidation expenses, given the upside potential created by the merger;

  •
  the possible synergies to be realized from a merger with divine, including the opportunity for the combined businesses of Eprise and divine to employ divine's significant financial and technical resources: to help expand the market for Eprise's current products; to offer a broader suite of products and services encompassing software products, professional services and application hosting; to accelerate the introduction of next-generation, content-driven customer interaction products built upon the foundation of Eprise's content management products; and to benefit immediately and in the long-term from divine's global sales and marketing presence, including through divine's execution of a reseller agreement, concurrently with signing the merger agreement, to begin distributing Eprise's products immediately;

  •
  the opportunity for Eprise's stockholders to continue to participate in the potential future growth and success of Eprise and divine and the possible synergies to be realized from the merger through their receipt of shares of divine common stock in the merger;

  •
  the likelihood of completing the merger, given the need for relatively few regulatory approvals or consents, and the favorable prospects for receiving these necessary approvals and consents and completing the merger;

  •
  the terms of the merger agreement, including those relating to the board recommendation, the holding of the Eprise stockholder meeting, the $2,000,000 termination fee payable by Eprise under specified circumstances, the effect that the merger agreement would have on Eprise's ability to pursue or complete an alternative transaction, and the fact that the merger agreement was the product of arm's-length negotiations;

  •
  the proposed acquisitions by divine of eshare communications, Inc., RoweCom Inc. and Open Market, Inc., and the opportunities and risks associated with combining their businesses with those of divine and Eprise;

  •
  the fact that the consideration to be received by Eprise stockholders in the merger is expected to be tax-free to those stockholders for U.S. federal income tax purposes;

  •
  the historical market prices and recent trading activity of shares of Eprise common stock and divine common stock, including the fact that the offer price per share of Eprise common stock implied by the exchange ratio represents a significant premium to the market price of Eprise common stock relative to that of divine common stock at the time the merger agreement was executed; and

  •
  the opinion of Broadview International LLC, Eprise's financial advisor, that the exchange ratio set forth in the merger agreement is fair, from a financial point of view, to holders of Eprise common stock.

The Eprise board of directors also identified and considered a number of uncertainties and risks concerning the merger, including:

  •
  the risks described under "Risk Factors" beginning on page 25.

  •
  the risk that the per share value of the consideration actually received by Eprise stockholders might be significantly less than the per share price implied by the exchange ratio prior to the announcement of the merger because the exchange ratio will not be adjusted for changes in market price of either divine common stock or Eprise common stock;

  •
  the risk that the per share value of the merger consideration may be less than the liquidation value of Eprise;

  •
  the risk that the benefits sought in the merger and the related transactions might not be achieved;

  •
  the difficulty of integrating the businesses of Eprise and divine, and the possible adverse effects that could result from the need for senior management to focus significant time and effort on completing the merger and integrating the businesses;

  •
  the risk that Eprise might suffer employee attrition or fail to attract key personnel due to uncertainties associated with the merger, and that customers may delay purchases of Eprise's products until the merger is completed;

  •
  the substantial price volatility and price decline that divine's common stock has experienced in the past year;

  •
  the risk that divine's common stock may be delisted from the Nasdaq National Market;

  •
  the risk that eshare may terminate the eshare merger agreement on any date prior to the date of the eshare special meeting if the average closing sale price of divine's common stock for a ten trading day period, under certain circumstances, is less than $1.00; and

  •
  the risk that the merger might not be consummated and the other applicable risks described in this proxy statement/prospectus under "Risk Factors—Risks Relating to the Proposed Merger" beginning on page 25.

    In considering the proposed merger, the directors of Eprise were aware of these risks, as well as the interests of certain officers and directors in the merger described under "—Interests of Certain Persons in the Merger" beginning on page 63.

    In light of the wide variety of factors that the Eprise board of directors considered in connection with its evaluation of the merger agreement and the complexity of these matters, the Eprise board of directors did not quantify or otherwise assign relative weights to the factors it considered. In addition, individual members of the Eprise board may have given different weights to different factors. However, the Eprise board as a whole made its determinations and recommendations based on the totality of the information presented to and considered by it. Based on the foregoing analysis, the Eprise board of directors has determined that the merger agreement and the merger are advisable and in the best interests of Eprise and you and unanimously recommends that you vote FOR adoption and approval of the merger agreement and the merger.

Fairness Opinion of Broadview International LLC

    Pursuant to a letter agreement dated as of May 7, 2001, Eprise engaged Broadview International LLC to act as financial advisor to Eprise's board of directors. The Eprise board of directors selected Broadview based on Broadview's reputation and experience in the information technology, communication and media sector and the Web content management industry in particular. Broadview focuses on providing merger and acquisition advisory services to information technology, communications and media companies. In this capacity, Broadview is continually engaged in valuing these businesses and maintains an extensive database of information technology, communications and media mergers and acquisitions information for comparative purposes. At the meeting of the Eprise board of directors on September 17, 2001, Broadview rendered its opinion that, as of September 17, 2001, based upon and subject to the various factors and assumptions described in the Broadview opinion, the exchange ratio to be received in the merger by holders of Eprise common stock was fair, from a financial point of view, to such holders.

    Broadview's opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is incorporated by reference and attached as Appendix B to this proxy statement/prospectus. You are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the Eprise board of directors and addresses only the fairness of the exchange ratio to be received by you in the merger, from a financial point of view, to you, as of the date of the opinion. The Broadview opinion does not address any other aspect of the merger and does not constitute a recommendation to you as to how to vote at the special meeting. The summary of the Broadview opinion set forth in this proxy statement/prospectus, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

    In connection with rendering its opinion, Broadview, among other things:

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  reviewed the terms of the draft Eprise merger agreement furnished to Broadview on September 17, 2001;

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  reviewed certain publicly available financial statements and other information on Eprise and divine, respectively;

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  reviewed certain internal financial and operating information for Eprise and divine prepared and provided to Broadview by Eprise and divine management respectively;

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  participated in discussions with Eprise and divine management concerning the operations, business strategy, financial performance and prospects for Eprise and divine, respectively;

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  discussed the strategic rationale for the Eprise merger with Eprise and divine management, respectively;

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  reviewed the recent reported closing prices and trading activity for Eprise and divine common stock, respectively;

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  compared aspects of the financial performance of Eprise and divine with other comparable public companies;

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  analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

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  reviewed recent equity research analyst reports covering Eprise and divine;

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  analyzed the anticipated effect of the Eprise merger on the future financial performance of divine;

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  participated in discussions related to the merger with Eprise, divine and their respective advisors; and

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  conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

    In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including the representations and warranties contained in the merger agreement, that was publicly available or furnished to Broadview by Eprise, divine or their respective advisors. With respect to the financial outlooks examined by Broadview, Broadview assumed that they were prepared reasonably and reflected the best available estimates and good faith judgments of the management of Eprise and divine as to the future performance of Eprise and divine, respectively. Broadview also assumed that Eprise is not involved currently in any material transaction as of the date of Broadview's opinion other than the merger, other publicly announced transactions, any other transactions of which Broadview was aware and those activities undertaken by Eprise in the ordinary course of conducting its business.

    Broadview did not make or obtain any independent appraisal or valuation of any of Eprise's assets. Broadview's opinion necessarily is based upon market, economic, financial and other conditions as they existed and could be evaluated as of September 17, 2001, and any change in such conditions since that date would require a reevaluation of Broadview's opinion. The Broadview opinion did not express any opinion as to the price at which divine common stock will trade at any time in the future.

    The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering its opinion. These analyses were presented to the Eprise board of directors at its meeting on September 17, 2001. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not assign explicitly any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Eprise Stock Performance Analysis

    Broadview compared the recent stock performance of Eprise with that of the NASDAQ Composite and the Eprise Comparable Index. The Eprise Comparable Index is comprised of public companies that Broadview deemed comparable to Eprise. Broadview selected companies competing in the Web content management and electronic customer relationship management, or eCRM, industries with Trailing Twelve Month ("TTM") revenue less than $100 million and Projected Calendar 2001 revenue growth between 50% and 20%. The Eprise Comparable Index consists of the following companies: Exchange Applications, Inc.; Viador Inc.; Digital Impact, Inc.; ServiceWare Technologies, Inc.; Primus Knowledge Solutions, Inc.; Accrue Software, Inc.; Delano Technology Corporation; Blue Martini Software, Inc.; and NetGenesis Corp.

Public Company Comparables Analysis

    Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected operating metrics in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of Eprise with publicly available information for the companies comprising the Eprise Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information.

    The following table presents, as of September 17, 2001, the median multiple and the range of multiples for the Eprise Comparable Index of equity market capitalization or total market capitalization (defined as equity market capitalization minus net cash (total cash and cash equivalents minus debt)), where applicable, divided by selected operating metrics:

	Median Multiple	Range of Multiples
(NM = not meaningful)
Total Market Capitalization to Last 12 Months Revenue	NM	NM-0.53
Total Market Capitalization to Last Quarter Annualized Revenue	NM	NM-0.65
Total Market Capitalization to Projected Calendar Year 2001 Revenue	NM	NM-0.60
Total Market Capitalization to Projected Calendar Year 2002 Revenue	NM	NM-0.40
Total Market Capitalization to Last 12 Months Gross Profit	NM	NM-0.87
Total Market Capitalization to Last Quarter Annualized Gross Profit	NM	NM-1.19
Total Market Capitalization to Projected Calendar Year 2001 Gross Profit	NM	NM-NM
Total Market Capitalization to Projected Calendar Year 2002 Gross Profit	NM	NM-NM
Equity Market Capitalization to Net Cash	0.71 x	0.19 x-136.79

    The following table presents, as of September 17, 2001, the median implied per share values and the range of implied per share values of Eprise's common stock, calculated by using the multiples shown above and the appropriate Eprise operating metric:

	Median Implied Value	Range of Implied Values
Total Market Capitalization to Last 12 Months Revenue	NM	NM-$2.82
Total Market Capitalization to Last Quarter Annualized Revenue	NM	NM-$2.83
Total Market Capitalization to Projected Calendar Year 2001 Revenue	NM	NM-$2.89
Total Market Capitalization to Projected Calendar Year 2002 Revenue	NM	NM-$3.01
Total Market Capitalization to Last 12 Months Gross Profit	NM	NM-$2.71
Total Market Capitalization to Last Quarter Annualized Gross Profit	NM	NM-$2.70
Total Market Capitalization to Projected Calendar Year 2001 Gross Profit	NM	NM-NM
Total Market Capitalization to Projected Calendar Year 2002 Gross Profit	NM	NM-NM
Equity Market Capitalization to Net Cash	$1.68	$0.44-$322.68

    No company utilized in the public company comparables analysis as a comparison is identical to Eprise. In evaluating the comparables, Broadview made numerous assumptions with respect to Web content management and eCRM industry performance and general economic conditions, many of which are beyond the control of Eprise. Mathematical analysis, such as determining the median, average or range, is not in itself a meaningful method of using comparable company data.

Transaction Comparables Analysis

    Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that it considered similar to the merger. Broadview selected these transactions by choosing recent transactions involving sellers in the Web content management and eCRM industries with TTM revenue less than $100 million. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of:

  •
  YOUcentric, Inc. by JD Edwards & Company;

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  NetObjects, Inc. (Enterprise Division) by Merant Incorporated;

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  Open Market, Inc. by divine, inc.;

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  eshare communications, Inc. by divine, inc.;

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  Prime Response, Inc. by Chordiant Software, Inc.; and

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  Broadbase Software, Inc. by Kana Communications, Inc.

    The following table presents, as of September 17, 2001, the median multiple and the range of multiples of adjusted price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller's revenue in the last reported 12 months prior to acquisition for the transactions listed above:

	Median Multiple	Range of Multiples
Adjusted Price to Last Reported 12 Months Revenue	0.76 x	NM-5.07 x

    The following table presents, as of September 17, 2001, the median implied per share value and the range of implied per share values of Eprise's common stock, calculated by multiplying the multiples shown above by the appropriate Eprise operating metric:

	Median Implied Value	Range of Implied Values
Adjusted Price to Last Reported 12 Months Revenue	$3.03	NM-$	6.79

    No transaction utilized as a comparable in the transaction comparables analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the Web content management and eCRM industry's performance and general economic conditions, many of which are beyond the control of Eprise or divine. Mathematical analysis, such as determining the average, median or range, is not in itself a meaningful method of using comparable transaction data.

Transaction Premiums Paid Analysis

    Broadview considered the premiums paid above a seller's share price in order to determine the additional value that strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving publicly-held software companies. Broadview selected these transactions from its proprietary database by choosing transactions since January 1, 1999 with an equity purchase price between $25 million and $100 million. These transactions consisted of the acquisition of:

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  Credit Management Solutions, Inc. by The First American Corporation;

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  Marcam Solutions, Inc. by Invensys plc;

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  Telemate.Net Software, Inc. by Verso Technologies, Inc.;

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  eshare communications, Inc. by divine, inc.;

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  ConnectInc.com, Co. by Calico Commerce, Inc.;

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  NetSpeak Corporation by Adir Technologies, Inc.;

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  CrossKeys Systems Corporation by Orchestream Holdings plc;

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  Interlink Computer Sciences, Inc. by Sterling Software, Inc.;

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  Fourth Shift Corporation by AremisSoft Corporation;

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  Metrowerks Inc. by Motorola, Inc.;

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  Micrografx, Inc. by Corel Corporation;

  •
  Continuus Software Corporation by Telelogic AB;

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  diehl graphsoft, inc. by Nemetschek Aktiengesellshaft;

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  Ezenet Corp. by COGNICASE Inc.;

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  Wave Technologies International, Inc. by Thomson US Holdings Inc.;

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  Interface Systems, Inc. by Tumbleweed Communications Corp.;

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  Wall Data Incorporated by NetManage, Inc.;

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  ULTRADATA Corporation by CFI ProServices, Inc.;

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  OptiSystems Solutions, Ltd. by BMC Software, Inc.;

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  Inference Corporation by eGain Communications Corporation;

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  Mediaplex, Inc. by ValueClick, Inc.;

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  Star Data Systems Inc. by CGI Group Inc.;

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  Enterprise Software, Inc. by LiveWire Media, LLC

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  Concentrex Incorporated by John H. Harland Company;

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  FDP Corp. by SunGard Data Systems Inc.;

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  Template Software, Inc. by Level 8 Systems, Inc.;

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  TREEV, Inc. by CE Computer Equipment AG;

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  EIS International, Inc. by SER Systeme AG;

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  LifeMinders, Inc. by Cross Media Marketing Corporation;

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  ViaGrafix Corporation by 7th Level, Inc.;

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  Oacis Healthcare Holdings Corp. by Science Applications International Corporation;

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  InfoInterActive Inc. by AOL Time Warner Inc.;

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  MessageMedia, Inc. by DoubleClick Inc.;

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  Xionics Document Technologies, Inc. by Oak Technology, Inc.;

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  Simware Inc. by NetManage, Inc.;

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  ShowCase Corporation by SPSS Inc.;

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  Voice Control Systems, Inc. by Royal Philips Electronics;

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  Open Market, Inc. by divine, inc.; and

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  Prime Response, Inc. by Chordiant Software, Inc.

    The following table presents, as of September 17, 2001, the median premium and the range of premiums for these transactions calculated by dividing:

(1)
the offer price per share minus the closing share price of the seller's common stock one trading day or twenty trading days day prior to the public announcement of the transaction; by

(2)
the closing share price of the seller's common stock one trading day or twenty trading days day prior to the public announcement of the transaction:

	Median Premium	Range of Premiums
Premium Paid to Seller's Price One Trading Day Prior to Announcement	33.3%	(6.3)%-181.8%
Premium Paid to Seller's Price Twenty Trading Days Prior to Announcement	63.5%	(5.7)%-530.3%

    The following table presents the median implied value and the range of implied values of Eprise common stock, calculated by using the premiums shown above and Eprise's stock price one trading day or twenty trading days prior to September 17, 2001:

	Median Implied Value	Range of Implied Values
Premium Paid to Seller's Price One Trading Day Prior to Announcement	$0.95	$0.67-$2.00
Premium Paid to Seller's Price Twenty Trading Days Prior to Announcement	$1.32	$0.76-$5.11

    No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the software industry's performance and general economic conditions, many of which are beyond the control of Eprise or divine. Mathematical analysis, such as determining the average, median or range is not in itself a meaningful method of using comparable transaction data.

Present Value of Projected Share Price Analysis

    Broadview calculated the present value of potential future share prices of Eprise common stock on a stand-alone basis using Eprise management estimates for the 12 months ending December 31, 2002. The implied share price calculated using the median total market capitalization to last 12 months revenue multiple for the Eprise Comparable Index and a discount rate determined by the Capital Asset Pricing Model with the risk implied by the past stock performance of the Eprise Comparable Index was not meaningful. The implied share price calculated using the total market capitalization to last 12 months revenue multiple for Eprise and a discount rate determined by the Capital Asset Pricing Model with the risk implied by the past stock performance of Eprise was not meaningful. Broadview also examined the effects of potential variations in the December 31, 2002 revenue estimate.

Liquidation Analysis

    Broadview considered the estimated per share liquidation value of Eprise if Eprise were to cease operations and liquidate its assets at various points in time in the future. Using Eprise balance sheet projections provided to Broadview by Eprise management and working with Eprise management to make recovery and pay-out assumptions, Broadview derived a cash per diluted share amount that would be distributed to Eprise stockholders in the event of liquidation. Based on these estimates, if Eprise were to liquidate on September 30, 2001, the per share value would be $1.60, which amount would likely decline over time.

Historical Exchange Ratio Analysis

    Broadview compared the ratios of the closing prices of Eprise common stock divided by the corresponding prices of divine common stock over the period from September 15, 2000 through September 17, 2001, referred to as the historical exchange ratio, with the exchange ratio contained in the merger agreement. The historical exchange ratio has ranged from 0.307 to 2.939, with an average of 1.007.

Relative Contribution Analysis

    Broadview examined the relative contribution of Eprise to divine plus Eprise for a number of operating metrics. The following metrics were examined: Last 12 Months Revenue; Last Quarter Annualized Revenue; Projected Calendar Year 2001 Revenue; Projected Calendar Year 2002 Revenue; and Net Cash as of June 30, 2001. Eprise's relative contributions for these operating metrics ranged from 6.4% to 26.2%.

    At the Eprise merger consideration, the implied equity ownership is 25.9% for Eprise and 74.1% for divine, while the implied entity ownership (equal to equity value plus total debt minus cash and cash equivalents) is not meaningful because both companies trade below cash.

divine Stock Performance Analysis

    Broadview compared the recent stock performance of divine with that of the NASDAQ Composite and the divine Comparable Index. The divine Comparable Index is comprised of public companies that Broadview deemed comparable to divine. Broadview selected companies competing in the technology-focused Internet services industry with Projected 12/31/01 revenue between $100 million and $500 million. The divine Comparable Index consists of the following companies: Answerthink, Inc.; Sapient Corporation; Digitas, Inc.; and eLoyalty Corporation.

Evaluation of divine Equity

    Broadview compared financial information of divine with publicly available information for companies comprising the divine Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

Pro Forma Combination Analysis

    Broadview calculated the pro forma impact of the merger on the combined entity's projected earnings per share for the fiscal quarter ending December 31, 2001 and the fiscal year ending December 31, 2002 taking into consideration various financial effects which will result from a completion of the merger. This analysis relies upon certain financial and operating assumptions obtained from both management and publicly available sources about Eprise and divine. Broadview assumed that the merger would be treated as a purchase transaction for accounting purposes and that no opportunities for cost savings or revenue enhancements exist. Based on this analysis, the pro forma purchase model indicates earnings-per-share increases of $0.02 for the fiscal quarter ending March 31, 2002 and earnings-per-share decreases of $0.01 for the fiscal year ending December 31, 2002.

Consideration of the Discounted Cash Flow Methodology

    While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for Eprise, Broadview considered a discounted cash flow analysis inappropriate for valuing Eprise.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

    In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Eprise or divine. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The consideration to be received by you pursuant to the merger agreement and other terms of the merger agreement were determined through arm's length negotiations between Eprise and divine, and were approved by the Eprise board of directors. Broadview participated in discussions with the Eprise board of directors during those negotiations. However, Broadview did not recommend any specific consideration to the Eprise board of directors or that any specific consideration constituted the only appropriate consideration for the merger. In addition, Broadview's opinion and presentation to the Eprise board of directors was one of many factors taken into consideration by the Eprise board of directors in making its decision to approve the merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the Eprise board of directors with respect to the value of Eprise or of whether the Eprise board of directors would have been willing to agree to a different consideration.

    Upon completion of the merger, Eprise will be obligated to pay Broadview a transaction fee of approximately $1,000,000. Eprise has already paid Broadview a fairness opinion fee of $300,000. The fairness opinion fee will be credited against the transaction fee payable by Eprise upon completion of the merger. In addition, Eprise has agreed to reimburse Broadview for its professional expense. The terms of the fee arrangement with Broadview, which Eprise and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between Eprise and Broadview, and the Eprise board of directors was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the merger.

Accounting Treatment

    divine will record the merger using the purchase method of accounting in accordance with U.S. generally accepted accounting principles. This means that for financial reporting purposes, divine will treat both companies as one company beginning as of the date we complete the merger. In addition, under this method of accounting, divine will record the fair value of Eprise's net assets on its consolidated financial statements, with the remaining purchase price in excess of the fair value of Eprise's net assets recorded as goodwill. See "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 81.

Interests of Certain Persons in the Merger

    In considering the recommendation of the Eprise board of directors that Eprise stockholders adopt and approve the merger agreement and the merger, you should be aware that certain directors and executive officers of Eprise have interests in the merger that are different from, or in addition to, your interests as stockholders of Eprise. The Eprise board of directors was aware of these interests and considered them, among other matters, in adopting and approving the merger agreement and the merger.

    Options.  All of the options held by Eprise's directors and executive officers, whether or not vested, will convert into options to purchase shares of divine common stock upon completion of the merger. The number of divine shares underlying the options and the exercise prices will be adjusted as described under "The Merger Agreement—Treatment of Outstanding Options." Vesting of options to purchase Eprise common stock granted to non-employee directors of Eprise under Eprise's 2000 Non-employee Director Stock Option Plan and options granted to Eprise's chief executive officer under Eprise's 1997 Stock Option Plan accelerates fully at the completion of the merger. In addition, non-employee directors will have a period of two years following termination of their service as directors to exercise their options. Vesting of the options held by Eprise's executive officers other than the chief executive officer accelerates at the completion of the merger so that all options that would have vested on the next annual installment date become immediately exercisable. In addition, if any executive officer experiences a material adverse change in position within one year after the merger, vesting of an additional 50% of his or her then-unvested options will accelerate. Based on the closing sale price of divine's common stock of $0.55 on October 1, 2001, Eprise's directors and executive officers and their affiliates would receive options to purchase approximately 1,558,900 shares of divine common stock.

    Indemnification and Insurance.  Upon completion of the merger, the surviving corporation will fulfill and honor all of Eprise's existing obligations to indemnify the officers and directors of Eprise and its subsidiaries. In addition, divine will indemnify Eprise's officers and directors for acts or omissions in such capacity occurring prior to the completion of the merger. Further, for six years after the completion of the merger, the surviving corporation's certificate of incorporation and bylaws will contain indemnification provisions as favorable to the officers and directors of Eprise or its subsidiaries as the indemnification provisions in Eprise's current certificate of incorporation and bylaws.

    Upon completion of the merger, the surviving corporation will provide directors' and officers' liability insurance covering those persons who were covered by Eprise's directors' and officers' liability insurance policy as of the date of the merger agreement. However, the surviving corporation will not be required to spend more than 150% of the annual premium currently paid by Eprise for that coverage.

    Loan Forgiveness.  Between October 1999 and April 2001, Eprise loaned money to certain of its executive officers under its stock loan program to fund those officers' exercise of options granted under Eprise's 1997 Stock Option Plan and payment of federal alternative minimum tax related to those exercises. The loan agreements under which those loans were made provide that, if Eprise enters into a "change in control" transaction (defined to include a merger, asset sale or liquidation) on or before December 31, 2002, all amounts due to Eprise under those loan agreements will be forgiven. As of the date of this proxy statement/prospectus, there were loans outstanding to four executive officers in the aggregate principal amount of $919,000.

Stock Ownership Following the Merger

    As of October 1, 2001, divine had approximately 164,124,076 shares of common stock issued and outstanding. Based upon 22,270,386 shares of Eprise common stock issued and outstanding on October 1, 2001 and the 2.4233 Eprise exchange ratio, divine will issue approximately 53,968,000 shares of divine common stock upon completion of the Eprise merger. As a result, following completion of the merger, and assuming divine does not issue any additional shares of its common stock (in other pending mergers or otherwise), Eprise stockholders would own approximately 24.7% of the issued and outstanding shares of divine's common stock. Assuming that divine (1) completes its pending mergers with RoweCom, eshare and Open Market, (2) issues approximately 10,164,558 shares of divine common stock pursuant to the RoweCom merger, (3) issues approximately 68,435,596 shares pursuant to the eshare merger (based upon approximately 21,934,486 eshare common shares issued and outstanding and an eshare exchange ratio of 3.12 as of October 1, 2001), (4) issues approximately 44,454,961 shares pursuant to the Open Market merger and (5) does not issue any other shares of divine common stock prior to the closing of this merger, the existing holders of these shares of Eprise common stock collectively will hold approximately 15.8% of divine common stock issued and outstanding after the merger.

Regulatory Matters

    The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents specified transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and specified waiting periods are terminated or expire. Because the value of the divine common stock to be issued in the merger is, as of October 1, 2001, less than $50 million, no information or materials are required to be so filed. If the value of the divine common stock to be issued in the merger were to increase and to exceed $50 million for at least 45 consecutive days prior to the closing of the merger, we would be required to make the relevant filings, and the closing of the merger would be delayed until the specified waiting periods from the time of filing had terminated or expired.

    The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds, either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, we will prevail.

Dissenters' Rights

    You are not entitled to dissenters' rights or appraisal rights under Delaware law in connection with the merger because you are receiving publicly traded stock in exchange for your Eprise stock.

Federal Securities Laws Consequences

    The shares of divine common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of divine common stock issued to any person who is deemed to be an "affiliate" of Eprise on the date of the special meeting or of divine following completion of the merger. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of Eprise or divine, as applicable, and may include executive officers, directors and significant stockholders of Eprise or divine, as applicable. Affiliates of Eprise may not sell their shares of divine common stock acquired in connection with the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  Rule 145 (or, for Eprise stockholders who become affiliates of divine, Rule 144) under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

    The merger agreement provides that Eprise will use its reasonable efforts to obtain from each of its affiliates (for purposes of Rule 145 of the Securities Act) a written agreement providing that the affiliate will not sell, pledge, transfer or otherwise dispose of any divine common stock issued to the affiliate pursuant to the merger, except in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act.

    divine's registration statement, of which this proxy statement/prospectus is a part, does not cover the resale of shares of divine common stock to be received by Eprise affiliates in the merger.

Nasdaq National Market

    The shares of divine common stock to be issued in connection with the merger are required to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, before the completion of the merger. When the merger is completed, shares of Eprise common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

Material United States Federal Income Tax Consequences

    The following are the material United States federal income tax consequences of the merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this joint proxy statement/prospectus, all of which may change, possibly with retroactive effect.

    This discussion only addresses United States federal income tax consequences of those stockholders who hold their Eprise common stock as capital assets. It does not address all aspects of federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as:

  •
  you are not a citizen or resident of the United States;

  •
  you are a financial institution or insurance company;

  •
  you are a tax-exempt organization;

  •
  you are a dealer or broker in securities;

  •
  you hold your Eprise stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or

  •
  you acquired your Eprise stock by exercising options or otherwise as compensation.

    This discussion of material federal income tax consequences is not a complete analysis or description of all potential federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger.

    We strongly urge you to consult your own tax advisor to determine the particular United States federal, state or local or foreign income or other tax consequences of the merger to you.

    Tax Opinion.  The obligations of divine and Eprise to consummate the merger are conditioned upon the receipt of a legal opinion from Hill & Barlow, counsel to Eprise, that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, and that this opinion of counsel shall not have been withdrawn prior to closing. However, the merger agreement provides that if Hill & Barlow does not render this tax opinion, this condition will nonetheless be deemed satisfied with respect to Eprise if counsel to divine delivers a tax opinion to Eprise. The opinion of Hill & Barlow will rely on customary factual assumptions and customary representations made by Eprise and divine. If any of the factual assumptions or representations relied upon by Hill & Barlow are inaccurate, the opinion may not accurately describe the federal income tax treatment of the merger, and this discussion may not accurately describe the tax consequences of the merger. The opinion of Hill & Barlow is not binding upon the Internal Revenue Service or the courts, and it is possible that the Internal Revenue Service or the courts will disagree with Hill & Barlow's opinion. Further, neither divine nor Eprise intends to obtain an IRS ruling on the tax consequences of the merger.

    If the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to Eprise stockholders to complete the merger, then the obligations of divine and Eprise to consummate the merger will also be conditioned upon the receipt of a legal opinion from Bell, Boyd & Lloyd LLC, counsel to divine, that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, and that this opinion of counsel shall not have been withdrawn prior to closing. The opinion of Bell, Boyd & Lloyd would be subject to the identical provisions set forth in the paragraph above with respect to the Hill & Barlow opinion.

    Federal Income Tax Treatment of the Merger.  The merger is intended to qualify as a "reorganization" under Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code. The discussion immediately below— "Federal Income Tax Consequences to Eprise Stockholders"— assumes that the merger will qualify as a reorganization.

    Federal Income Tax Consequences to Eprise Stockholders.  Provided that the merger qualifies as a reorganization, then for federal income tax purposes, subject to the assumptions, limitations and qualifications referred to herein:

  •
  If you exchange all of your Eprise stock solely for shares of divine common stock pursuant to the merger, you will not recognize any gain or loss upon that exchange.

  •
  You will have a tax basis in the divine common stock you receive in the merger equal to (1) the aggregate tax basis of the Eprise stock you surrender in the merger, plus (2) any gain you recognize in the merger.

  •
  The holding period for shares of divine common stock you receive in exchange for Eprise stock in the merger will include the holding period for the Eprise stock you surrender in the merger.

    Federal Income Tax Consequences to divine Stockholders.  For federal income tax purposes, holders of divine common stock will not recognize gain or loss on their divine common stock as a result of the merger.

    The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger and does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Thus, you are urged to consult your own tax advisors as to the specific tax consequences to you of the merger, including tax return reporting requirements, the applicability and effect of foreign, federal, state, local and other applicable tax laws and the effect of any proposed changes in tax laws.

THE MERGER AGREEMENT

    The following is a summary of the material provisions of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. The following is not a complete statement of all provisions of the merger agreement. Statements made in this proxy statement/prospectus with respect to the terms of the merger agreement are qualified in their entirety by reference to the more detailed information set forth in the merger agreement.

The Merger

    Following the approval and adoption of the merger agreement and the merger by Eprise's stockholders and the satisfaction or waiver of the other conditions to the merger, DI2 Acquisition Company, a wholly-owned subsidiary of divine, will merge with and into Eprise. As a result of the merger, DI2 Acquisition Company will cease to exist, Eprise will become a wholly-owned subsidiary of divine and you will become a stockholder of divine. The merger will become effective upon the filing of a certificate of merger with the Delaware Secretary of State or at any later time as may be specified in the certificate of merger. The filing of a certificate of merger will occur as soon as practicable after satisfaction or waiver of the conditions to complete the merger, unless divine and Eprise agree otherwise. We cannot assure you, however, that the conditions to the merger will be satisfied or waived or that the merger agreement will not be terminated. See "—Conditions of the Merger" and "—Termination."

    After the merger:

  •
  Eprise's certificate of incorporation will be amended to read as set forth in Exhibit A to the merger agreement, and will govern the surviving corporation;

  •
  the bylaws of DI2 Acquisition Company will become the bylaws of Eprise; and

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  the officers and directors of DI2 Acquisition Company will become the officers and directors of Eprise.

Consideration to be Received in the Merger

    Upon completion of the merger, each issued and outstanding share of Eprise common stock will be exchanged for 2.4233 shares of divine common stock.

No Fractional Shares

    divine will not issue fractional shares of divine common stock in the merger. Instead, any holder of Eprise common stock that would otherwise be entitled to receive a fraction of a divine share in the merger will receive a number of divine shares rounded up or down to the nearest whole number (with fractions equal to or greater than 0.5 being rounded up).

Procedures for Exchange of Certificates

    As soon as practicable after the merger, the exchange agent will mail to each registered holder of Eprise common stock (1) a letter of transmittal and (2) instructions for surrendering Eprise stock certificates in exchange for certificates representing shares of divine common stock. Upon surrendering an Eprise stock certificate along with a duly executed letter of transmittal and any other required documents to the exchange agent, you will be entitled to receive a certificate representing the whole number of shares of divine common stock that you have the right to receive.

    If any Eprise stock certificate has been lost, stolen or destroyed, divine will require the owner of such lost, stolen or destroyed Eprise stock certificate to provide an appropriate affidavit and may require the owner to deliver a bond as indemnity against any claim that may be made against the exchange agent, divine or Eprise with respect to such Eprise stock certificate.

    You should not surrender your Eprise stock certificates for exchange until you receive a letter of transmittal and instructions from the exchange agent.

Treatment of Outstanding Options and Purchase Rights

    Upon completion of the merger, each outstanding option to purchase shares of Eprise common stock under Eprise's stock option plans with an exercise price that, when divided by 2.4233, is greater than the closing sale price of divine common stock on the trading day immediately prior to the completion of the merger, will become exercisable, at an exercise price equal to such closing sale price of divine common stock, for a number of shares of divine common stock equal to the number of shares of Eprise common stock subject to the Eprise option. Each outstanding Eprise option with an exercise price that, when divided by 2.4233, is less than or equal to the closing sale price of divine common stock on the trading day immediately preceding the completion of the merger, will become exercisable, at an exercise price equal to the exercise price of the Eprise option divided by 2.4233, for a number of shares of divine common stock determined by multiplying the number of shares of Eprise common stock subject to such Eprise option by 2.4233. As of October 1, 2001, Eprise had outstanding options to purchase an aggregate of approximately 1,799,800 shares of Eprise common stock, with exercise prices ranging from $0.255 to $17.75.

    The merger agreement also provides that divine will assume each promise by Eprise to grant stock options in connection with its stock option exchange program. Upon completion of the merger, divine will grant to each such promisee a substitute option to purchase the number of shares of divine common stock determined by multiplying the number of shares of Eprise common stock subject to such promise by 2.4233 (rounded to the nearest full share), at an exercise price equal to the closing sale price of divine common stock on the trading day immediately preceding the completion of the merger. Under the stock option exchange program, which terminated on June 8, 2001, Eprise accepted for exchange Eprise options to purchase an aggregate of approximately 551,000 shares of Eprise common stock.

    In addition, the merger agreement provides that the shares of divine common stock issuable upon conversion of these options will be registered on a registration statement on Form S-8 filed with the SEC within 30 days after the completion of the merger.

    Upon the completion of the merger, each right to purchase shares of Eprise common stock that is outstanding and unexercised under the Eprise 2000 Employee Stock Purchase Plan will be converted into a right to purchase divine shares under divine's 2000 Employee Stock Purchase Plan in accordance with the terms thereof.

Treatment of Outstanding Warrants

    Upon completion of the merger, each outstanding warrant to purchase shares of Eprise common stock will become a warrant to purchase a number of shares of divine common stock at an exercise price as determined in accordance with the terms of such warrant. As of September 17, 2001, Eprise had outstanding warrants to purchase (1) approximately 128,000 shares of Eprise common stock at an exercise price of $1.27 per share, and (2) approximately 226,000 shares of Eprise common stock at an exercise price of $3.93 per share. Upon completion of the merger, the first warrant will convert into a warrant to purchase approximately 310,700 shares of divine common stock at an exercise price of approximately $0.52 per share. The second warrant will terminate if it is not exercised before the completion of the merger.

Representations and Warranties

    The merger agreement contains customary representations and warranties by divine and Eprise relating to, among other things:

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  the corporate organization, good standing and power of divine and Eprise;

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  the capital structure of divine and Eprise;

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  the listing of divine and Eprise common stock on the Nasdaq National Market;

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  each of divine's and Eprise's authority to enter into, and the enforceability of, the merger agreement;

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  each of divine's and Eprise's ability to enter into and consummate the merger agreement without violation of, or conflict with, its respective organizational documents, contracts or laws;

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  documents filed by divine and Eprise with the SEC and the accuracy of information contained in those documents;

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  absence of certain material changes or events with respect to divine or Eprise since June 30, 2001;

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  absence of material undisclosed liabilities or obligations of divine or Eprise;

  •
  Eprise's title to its assets;

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  absence of any unlawful contributions or payments by divine and Eprise;

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  intangible property of divine and Eprise;

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  Eprise's material contracts;

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  insurance policies and claims relating to Eprise;

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  each of divine's and Eprise's litigation matters;

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  each of divine's and Eprise's tax filings and the accuracy of information contained in those documents;

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  divine not being classified as an investment company under the Investment Company Act of 1940;

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  the accuracy of information provided by divine and Eprise in this proxy statement/prospectus and the registration statement of which it is a part;

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  Eprise's receipt of a fairness opinion from Broadview International LLC;

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  Eprise's and divine's engagement of, and payment of fees to, brokers, investment bankers, finders and financial advisors in connection with the merger agreement;

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  matters relating to Eprise benefit plans and its compliance with the Employee Retirement Income Security Act of 1974;

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  environmental matters affecting Eprise;

  •
  labor agreements of, and material labor disputes involving, Eprise;

  •
  each of divine's and Eprise's compliance with applicable obligations and laws;

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  Eprise's transactions with its affiliates;

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  government and third-party approvals necessary for divine and Eprise to enter into the merger agreement or consummate the merger.;

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  the inapplicability of takeover statutes (under Delaware law) to each of divine and Eprise in connection with the merger;

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  Eprise's possession, and validity of, all permits and licenses;

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  Each of divine and Eprise not being an interested stockholder (as defined under Delaware law) in each other;

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  amendment to divine's and Eprise's stockholders' rights plan; and

  •
  as to divine, the operations of DI2 Acquisition Company.

Covenants and Agreements

    Conduct of Business of Eprise Pending the Merger.  The merger agreement provides that, until the effective time of the merger or termination of the merger agreement and unless divine consents otherwise, Eprise will conduct its business in the ordinary course consistent with past practices and will use commercially reasonable efforts consistent with past practices and policies to preserve substantially intact its business organization, to keep available the services of its officers and employees, and to preserve its present relationships with customers and with other persons and entities with whom it has business relationships to the end that its goodwill and ongoing business will be unimpaired when we complete the merger.

    Eprise has also agreed that prior to the completion of the merger, it will not do any of the following without divine's consent:

  •
  make changes to the exercise period of, reprice, or authorize cash payments in exchange for options granted under Eprise's stock incentive or option plans;

  •
  enter into material partnership arrangements or strategic alliances, except under certain circumstances;

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  transfer, license, sell or modify rights to any Eprise intellectual property, except under certain circumstances;

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  commence any material litigation other than for routine collection of bills, software piracy or where Eprise determines in good faith that the failure to commence litigation would materially impair Eprise's business;

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  issue or sell capital stock and related securities or grant stock options except (1) in connection with outstanding stock option or purchase plans, (2) in connection with the grant of options to new employees in amounts consistent with past practice, or (3) if the merger is completed after December 12, 2001, in connection with the grant of options pursuant to Eprise's option exchange program;

  •
  amend its certificate of incorporation or bylaws;

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  effect a stock split, combination, or reclassification of its securities;

  •
  pay dividends;

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  repurchase or redeem its stock, except from former employees, directors and consultants pursuant to agreements already in existence;

  •
  grant severance or termination pay to any employee unless required by law or in connection with agreements already in existence or where consistent with Eprise's past practice and policy;

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  sell, lease, license, encumber or dispose of assets, except in the ordinary course of business;

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  terminate or waive any contracts, claims or rights except in the ordinary course of business or in connection with agreements already in existence;

  •
  incur any material indebtedness;

  •
  write off inventory, compromise indebtedness or otherwise revalue assets;

  •
  make material changes in its accounting policies;

  •
  make expenditures in excess of $200,000 in any one instance or $500,000 in the aggregate;

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  except as required by law, adopt or amend any employee benefit plan or increase the salaries or wage rates of any of its employees, except for wage increases in the ordinary course of business and consistent with past practices;

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  except as required by law, take certain actions in connection with its taxes;

  •
  take any action to exempt or make any person, entity or action not subject to the provision of any potentially applicable anti-takeover or similar statute or regulation; or

  •
  release or permit the release of any person from, or waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which any of Eprise or any of its subsidiaries is a party.

    No Solicitation of Alternative Transactions.  Until completion of the merger or the termination of the merger agreement, Eprise agreed not to:

  •
  solicit, initiate or take any action to facilitate or encourage a "company acquisition proposal," as defined below; or

  •
  engage in, or enter into, any negotiations or discussions concerning any company acquisition proposal.

    However, prior to approval of the merger agreement by Eprise stockholders, in response to an unsolicited company acquisition proposal that is, or may lead to, a company superior proposal, as defined below, that did not result from Eprise's breach of its obligations not to solicit alternative transactions, and provided that Eprise promptly provides notice to divine of its intent to do so, Eprise may participate in discussions regarding any company acquisition proposal in order to be informed and make a determination with respect to that proposal.

    A "company acquisition proposal" means any bona fide inquiry, proposal or offer by a third party relating to any:

  •
  merger, consolidation, business combination, or similar transaction involving Eprise or any subsidiary of Eprise;

  •
  sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of Eprise or any subsidiary of Eprise in one or more transactions;

  •
  issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase such securities, or securities convertible into such securities) of Eprise or any subsidiary of Eprise;

  •
  liquidation, dissolution, recapitalization or other similar transaction with respect to Eprise or any of its subsidiaries;

  •
  tender offer or exchange offer for Eprise securities that would result in a third party (or its stockholders) acquiring more than 50% of the voting power of Eprise, or assets representing more than 50% of Eprise's consolidated net income, net revenue or assets;

  •
  transaction similar in form, substance or purpose to any transaction listed above; or

  •
  public announcement of an agreement, proposal, plan or intention to enter into any transaction listed above.

    A "company superior proposal" means any offer not solicited after the date of the merger agreement to engage in a tender offer, exchange offer, merger, consolidation or similar transaction that would result in a third party owning more than fifty percent of the shares of Eprise common stock (or the common stock of the surviving company in a merger), or all or substantially all of the assets of Eprise, and which the Eprise board of directors determines in good faith has a reasonable likelihood of closing and otherwise on terms that the Eprise board of directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation and considering other matters that it deems relevant) would result in a transaction more favorable to Eprise stockholders than the merger, taking into account, in the reasonable good faith judgment of the Eprise board of directors after consultation with its financial advisor, the availability to the person making the company superior proposal of the financial means to conclude the transaction.

    Neither the Eprise board of directors nor any committee thereof may, except as required by its fiduciary duties as determined in good faith thereby (after consultation with its outside counsel), (1) withdraw or modify, or propose to withdraw or modify, in a manner adverse to divine, the approval or recommendation by the Eprise board of directors of the merger, (2) approve, recommend, or otherwise support or endorse any company acquisition proposal, or (3) cause Eprise to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to any company acquisition proposal. Eprise is not prohibited from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to the Eprise stockholders if, in the good faith judgment of the Eprise board of directors (after consultation with its outside counsel), the disclosure is necessary for the board of directors to comply with its fiduciary duties under applicable law; provided, that, except as required by their fiduciary duties as determined in good faith and after consultation with its outside counsel and investment advisor, neither Eprise nor its board of directors nor any committee thereof may withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the merger or approve or recommend or propose publicly to approve or recommend, a company acquisition proposal.

    Conduct of Business of divine Pending the Merger.  The merger agreement provides that, until the completion of the merger or termination of the merger agreement and unless Eprise consents otherwise, divine will not:

  •
  amend its certificate of incorporation in a manner that would materially alter its common stock;

  •
  pay dividends;

  •
  split, combine or reclassify its capital stock; or

  •
  except in accordance with agreements already in existence, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock in excess of 10% of the number of shares of divine's capital stock then outstanding.

    Other Covenants.  The merger agreement contains certain other covenants and agreements, including agreements relating to preparation and distribution of this proxy statement/prospectus, public announcements and cooperation regarding certain filings with governmental and other agencies and organizations. In addition, the merger agreement contains a general covenant requiring each of the parties to use its commercially reasonable efforts to effectuate the merger and to ensure that the merger is treated as a tax-free reorganization.

Conditions of the Merger

    The obligations of divine, DI2 Acquisition Company and Eprise to consummate the merger are subject to a number of customary conditions, including the following:

  •
  adoption and approval of the merger agreement and merger by the requisite vote by the stockholders of Eprise and approval by the stockholders of divine (if necessary) of the issuance of shares of divine common stock in the merger;

  •
  effectiveness of the registration statement of which this joint proxy statement/prospectus is a part and the absence of any stop order or proceeding seeking a stop order;

  •
  the absence of any provision of any applicable law or regulation and judgment, injunction, order or decree that prohibits completion of the merger;

  •
  authorization for listing on the Nasdaq National Market, subject to official notice of issuance, of the shares of divine common stock to be issued to Eprise stockholders under the merger agreement;

  •
  if the merger is completed after December 31, 2001 and divine does not then satisfy the maintenance criteria of the Nasdaq National Market (or any other requirements set forth in a letter from the Nasdaq National Market to divine regarding the possible delisting of divine's common stock), there shall then remain at least 45 calendar days before the date, if any, specified by the Nasdaq National Market in a notice to divine upon which date divine's common stock will be delisted from the Nasdaq National Market if divine shall have not then satisfied the criteria of the Nasdaq National Market necessary to maintain the listing of its common stock on the Nasdaq National Market, unless that notice is subsequently withdrawn, suspended or revoked;

  •
  receipt of all required governmental approvals and consents, except, in the case of consents the absence of which could not result in civil or criminal sanctions being imposed, where the failures to obtain any of these consents and approvals would not reasonably be expected to have a material adverse effect on divine or Eprise;

  •
  receipt of a written opinion by Eprise from its tax counsel stating that the merger will constitute a tax-free reorganization for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code, and which opinion shall not have been withdrawn; however, if counsel to Eprise does not render that opinion, the condition shall be deemed to be satisfied with respect to Eprise if counsel for divine renders such opinion (divine has a similar obligation if it requires stockholder approval to issue shares of its common stock to Eprise stockholders in the merger); and

  •
  the absence of any statute, rule, regulation, injunction, order or decree, enacted, enforced, promulgated, entered, issued or deemed applicable to the merger, by any court or governmental authority or agency, that could, or could reasonably be expected to, have a material adverse effect on Eprise or divine at or after the completion of the merger.

    In addition, the obligations of each of divine and Eprise to consummate the merger are subject to the condition that:

  •
  at or prior to the effective time the other party's representations and warranties set forth in the merger agreement that are qualified as to materiality or material adverse effect shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, except as contemplated by the merger agreement, except, in all cases where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on the other party; and

  •
  the other party shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under the merger agreement as of or prior to the completion of the merger.

Indemnification and Insurance

    The merger agreement provides that after we complete the merger, the surviving corporation will honor existing indemnification obligations of Eprise, indemnify directors and officers of Eprise or its subsidiaries for acts or omissions occurring prior to the merger and provide indemnification arrangements for Eprise's officers and directors that are at least as favorable as those in Eprise's current certificate of incorporation and bylaws for a period of six years after the merger. In addition, the surviving corporation will provide directors' and officers' liability insurance covering those persons who were covered by Eprise's directors' and officers' liability insurance policy as of the date of the merger agreement. However, the surviving corporation will not be required to spend more than 150% of the annual premium currently paid by Eprise for that coverage.

Termination

    Termination by Mutual Consent.  Eprise and divine may mutually terminate the merger agreement and abandon the merger at any time prior to the effective time of the merger, before or after receiving the approval of the Eprise stockholders.

    Termination by either divine or Eprise.  Either divine or Eprise may terminate the merger agreement and abandon the merger if:

  •
  the merger has not been consummated on or before December 31, 2001 (subject to extension under certain circumstances);

  •
  any applicable law or regulation or final and nonappealable judgment, injunction, order or decree that makes completion of the merger illegal or prohibits the closing of the merger;

  •
  the other party has breached or failed to comply in any material respect with any of its obligations under the merger agreement, or any representation or warranty made by the other party in the merger agreement is incorrect in any material respect, and such breach, failure, or misrepresentation is not cured within 20 business days of notice;

  •
  the requisite Eprise stockholder approval has not been obtained at the special meeting; provided, however, Eprise does not have the right to terminate in this situation if it has violated its non-solicitation covenant contained in the merger agreement or Eprise's board of directors has withdrawn its recommendation in favor of the merger. See "—Covenants and Agreements—No Solicitation of Alternative Transactions"; or

  •
  the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to Eprise stockholders to complete the merger, and that approval is not obtained.

    Termination by divine.  divine may terminate the merger agreement and abandon the merger at any time prior to the completion of the merger, before or after the approval by Eprise's stockholders, if:

  •
  the Eprise board of directors or any committee of the board withdraws or modifies in a manner adverse to divine its approval or recommendation of the merger or the merger agreement;

  •
  in connection with a third-party tender offer or exchange offer made to Eprise, the board of directors of Eprise takes any action other than a rejection of the offer;

  •
  the Eprise board of directors or any committee of the board recommends any alternative acquisition proposal;

  •
  Eprise or any of its officers or directors enters into discussions, negotiations or an agreement in violation of the no solicitations provisions contained in the merger agreement. See "—Covenants and Agreements—No Solicitation of Alternative Transactions;"

  •
  Eprise consummates a company acquisition proposal or signs an agreement with respect to a company acquisition proposal; or

  •
  the Eprise board of directors resolves to do any of the foregoing.

    Termination by Eprise.  Eprise may terminate the merger agreement and abandon the merger at any time prior to completion of the merger, before or after the approval by Eprise's stockholders, if the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to Eprise stockholders to complete the merger and the board of directors of divine, or any committee thereof, shall have withdrawn or modified in a manner adverse to Eprise its approval or recommendation of the merger or the merger agreement. In addition, Eprise may terminate the merger agreement and abandon the merger at any time prior to completion of the merger, but before the adoption of the merger agreement by Eprise's stockholders and after giving notice to divine as specified in the merger agreement, if Eprise is in active negotiations, or executes a definitive agreement, with respect to an alternative acquisition proposal that Eprise determines in good faith has a reasonable likelihood of closing on terms more favorable to you than the merger.

Termination Fee

    Termination Fee Payable by Eprise to divine.  Eprise will be required to pay divine a termination fee of $2,000,000 if:

  •
  divine or Eprise terminates the merger agreement because the merger is not completed by December 31, 2001 because Eprise receives, or a third party publicly announces, an alternative acquisition proposal and within one year of the termination of the merger agreement either an alternative transaction is consummated, or Eprise enters into a definitive agreement to consummate an alternative transaction;

  •
  divine or Eprise terminates the merger agreement because (1) an alternative acquisition proposal, or the intention or desire to make an alternative acquisition proposal, is received by you, or otherwise publicly announced by a third party or Eprise, (2) the alternative acquisition proposal or intention or desire is not withdrawn prior to the special meeting, (3) the Eprise stockholders do not adopt and approve the merger agreement and the merger, and (4) within one year of the termination of the merger agreement, an alternative transaction is consummated or Eprise enters into a definitive agreement to consummate an alternative transaction;

  •
  divine terminates the merger agreement because (1) an alternative acquisition proposal, or the intention or desire to make an alternative acquisition proposal, is received by you, or otherwise publicly announced by a third party or Eprise, (2) the alternative acquisition proposal or intention or desire is not withdrawn prior to the special meeting, (3) Eprise shall have breached or failed to perform any of the covenants or other agreements in the merger agreement or any representation or warranty of Eprise shall have become untrue such that, in either case, certain conditions to the merger would not be satisfied, and such breach or failure to be true has not been or is not capable of being satisfied within 20 business days following receipt by Eprise of notice of such failure or breach, and (4) within one year of the termination of the merger agreement, an alternative transaction is consummated or Eprise enters into a definitive agreement to consummate an alternative transaction;

  •
  Eprise terminates the merger agreement because prior to the adoption of the merger agreement by Eprise's stockholders and after giving notice to divine as specified in the merger agreement, Eprise is in active negotiations, or executes a definitive agreement, with respect to an alternative acquisition proposal that Eprise determines in good faith has a reasonable likelihood of closing on terms more favorable to you than the merger;

  •
  divine terminates the merger agreement because Eprise's board of directors or a committee of the board withdraws or modifies its approval or recommendation of the merger;

  •
  divine terminates the merger agreement because in response to a third-party tender offer or exchange offer, Eprise takes any action other than rejection of the offer;

  •
  divine terminates the merger agreement because Eprise's board of directors recommends an alternative acquisition proposal;

  •
  divine terminates the merger agreement because Eprise or any of its officers or directors enters into discussions, negotiations or an agreement in violation of the non-solicitation provisions of the merger agreement. See "—Covenants and Agreements—No Solicitation of Alternative Transactions"; or

  •
  divine terminates the merger agreement because Eprise enters into an agreement regarding, or consummates, an acquisition transaction with a party other than divine.

    Termination Fee Payable by divine to Eprise.  divine must pay Eprise a termination fee of $2,000,000 if Eprise terminates the merger agreement because the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to you to complete the merger, and divine's board of directors or a committee of the board withdraws or modifies its approval or recommendation of the merger.

Expenses

    If the merger agreement is terminated (1) by either divine or Eprise because the approval of divine's stockholders is needed in order for divine to issue shares of its common stock to Eprise stockholders to complete the merger, and that approval is not obtained, or (2) by Eprise because divine breaches or fails to perform any of the covenants or other agreements contained in the merger agreement, and that breach or failure to be true has not been or is incapable of being cured within 20 business days, then divine must pay Eprise's expenses incurred in connection with the merger agreement, up to a maximum of $500,000.

    If the merger agreement is terminated (1) by either divine or Eprise because the stockholders of Eprise do not approve the merger at the special meeting, except in the case where an alternative transaction is consummated or Eprise enters into a definitive agreement to consummate an alternative transaction, in either case, within one year of the termination of the merger agreement, or (2) by divine because Eprise breaches or fails to perform any of the covenants or other agreements contained in the merger agreement, and that breach or failure to be true has not been or is incapable of being cured within 20 business days, then Eprise must pay divine's expenses incurred in connection with the merger agreement, up to a maximum of $500,000.

    Except in the situations described above, if we do not consummate the merger, each of divine and Eprise will bear its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby. If the merger is completed, divine will pay for these costs and expenses.

Amendments

    Subject to the applicable provisions of Delaware corporate law, at any time prior to completion of the merger, divine and Eprise, by resolution of their respective boards of directors, may modify or amend the merger agreement by written agreement executed and delivered by duly authorized officers of each company. The merger agreement provides, however, that after approval of the merger by Eprise's stockholders, no amendment that requires further stockholder approval can be made without approval of Eprise's stockholders.

AGREEMENT RELATED TO THE MERGER

Reseller Agreement

    In connection with the signing of the merger agreement, Eprise entered into a reseller agreement with divine. Pursuant to the reseller agreement, Eprise appointed divine as a worldwide distributor of certain Eprise products to distribute those products to third parties. In exchange, divine agreed to license and pay for the products, solicit orders for the products, promote and license the products and render customer service and support.

    The reseller agreement will remain in effect until termination of the merger agreement, either by the completion of the merger or otherwise, unless terminated earlier in accordance with its terms. divine and Eprise may terminate the agreement at any time upon mutual written agreement. Either divine or Eprise may also terminate the agreement in the event of a default by the other party if the defaulting party fails to cure the default after 30 days' written notice. In addition, either party may terminate the agreement upon written notice if a bankruptcy, reorganization or insolvency proceeding is initiated against the other party.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

    The following unaudited pro forma condensed combined financial statements describe the pro forma effect of divine's proposed acquisition of Eprise on the:

  •
  statements of operations for the six months ended June 30, 2001 and the year ended December 31, 2000 of divine; and

  •
  balance sheet as of June 30, 2001 of divine.

The following unaudited pro forma condensed combined financial statements also describe the pro forma effect of divine's proposed acquisitions of RoweCom Inc., eshare communications, Inc. and Open Market, Inc. discussed below. The purpose of these pro forma financial statements is to demonstrate how the combined financial statements of these businesses might have appeared if each of the mergers had been completed at the beginning of the periods presented.

    In addition to the pending merger between divine and Eprise, on July 6, 2001, divine entered into an agreement and plan of merger and reorganization with RoweCom, which is a business-to-business provider of e-commerce solutions for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other printed sources of comercial, scientific and general interest information and analysis. Completion of the RoweCom merger is subject to a number of conditions, including the approval of the RoweCom merger by RoweCom's stockholders and the satisfaction of certain financing conditions by Rowecom and its subsidiaries. Further, on July 8, 2001, divine entered into a definitive agreement to acquire eshare, which provides customer interaction management products and services. Completion of the eshare merger is subject to a number of conditions, including eshare shareholder approval and divine stockholder approval. In addition, on August 15, 2001, divine entered into a definitive agreement to acquire Open Market, which provides content-driven e-business solutions to enterprises. Completion of the Open Market merger is subject to a number of conditions, including Open Market stockholder approval and divine stockholder approval. The following unaudited pro forma condensed combined financial statements reflect the acquisition of Eprise alone as well as the acquisitions of Eprise, RoweCom, eshare and Open Market together.

    divine has prepared the unaudited pro forma condensed combined financial statements using the purchase method of accounting for all these transactions. Because the unaudited pro forma condensed combined financial statements are based upon the financial condition and operating results of Eprise, RoweCom, eshare and Open Market during periods when they were not under the control, influence or management of divine, the information presented may not be indicative of the results that would have actually occurred had the acquisitions been completed as of the respective periods presented, nor is it indicative of future financial or operating results. divine expects to incur reorganization and integration expenses as well as potential operating efficiencies as a result of the acquisitions of Eprise, RoweCom, eshare and Open Market. The unaudited pro forma condensed combined financial statements do not give effect to any synergies that may occur due to the integration of Eprise, RoweCom, eshare and Open Market with divine, nor do they take into account the effect of any potential changes to accounting policies, including with respect to the recognition of revenues, of the acquired entities after the mergers due to the integration of their businesses into divine's business model. The unaudited pro forma condensed combined financial statements should be read along with the historical financial statements of divine and the related notes, incorporated by reference in this proxy statement/prospectus, and the historical financial statements of Eprise and the related notes, included elsewhere in this proxy statement/prospectus.

    Certain assets and liabilities in the consolidated balance sheets of Eprise, RoweCom, eshare and Open Market have been reclassified to conform to the divine line item presentation in the unaudited pro forma condensed combined balance sheet. Certain expenses and other deductions in the consolidated statements of operations of Eprise, RoweCom, eshare and Open Market have been reclassified to conform to the divine line item presentation in the unaudited pro forma condensed combined statements of operations.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of June 30, 2001
(in thousands)

	divine	Eprise	Eprise Pro Forma Adjustments		divine/Eprise Pro Forma Combined	RoweCom	RoweCom Pro Forma Adjustments		eshare	eshare Pro Forma Adjustments		Open Market	Open Market Pro Forma Adjustments		divine/Eprise RoweCom/ eshare/Open Market Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$202,177	$54,035	$(500	)(c)	$255,712	$5,742	$(500	)(c)	$9,620	$(5,750 (500	)(i) )(c)	$6,756	$(5,000 (500	)(j) )(c)	$265,580
Restricted cash	2,650	—	—		2,650	—	—		—	—		—	—		2,650
Accounts receivable	43,232	3,583	—		46,815	52,057	—		20,841	—		11,603	—		131,316
Available-for-sale securities	2,101	—	—		2,101	—	—		4,363	—		2,511	—		8,975
Note receivable	1,642	—	—		1,642	—	—		—	—		—	—		1,642
Inventory	—	—	—		—	—	—		1,515	—		—	—		1,515
Deferred taxes	—	—	—		—	—	—		1,394	(1,394	)(f)	—	—		—
Other current assets	15,337	1,490	—		16,827	3,551	—		2,279	—		4,390	—		27,047

Total current assets	267,139	59,108	(500)		325,747	61,350	(500)		40,012	(7,644)		25,260	(5,500)		438,725
Property and equipment, net	43,311	4,547	(4,547	)(a)	43,311	8,767	—		9,675	—		7,429	—		69,182
Deferred taxes	—	—	—		—	—	—		9,189	(9,189	)(f)	—	—		—
Goodwill and other intangible assets	44,402	—	—		44,402	15,593	49,290 (15,593 500 1,683	(d) )(d) (c) (e)	3,611	2,171 (3,611 500 10,583 1,850	(f) )(f) (c) (f) (g)	—	49,810 6,766 500	(j) (k) (c)	168,055
Ownership interests in associated companies	23,790	—	—		23,790	—	—		—	—		—	—		23,790
Other non-current assets	33,733	101	(101	)(a)	33,733	—	—		121	5,750	(i)	1,226	—		40,830

Total assets	$412,375	$63,756	$(5,148)		$470,983	$85,710	$35,380		$62,608	$410		$33,915	51,576		$740,582

Liabilities
Current liabilities
Accounts payable	$12,892	$776	$—		$13,668	$28,120	$—		$3,975	$(1,342	)(h)	$4,635	—		$49,056
Accrued payroll expenses	8,963	2,092	—		11,055	942	—		—	—		—	—		11,997
Accrued professional fees	1,231	—	—		1,231	—	—		—	—		—	—		1,231
Current portion of facilities impairment	1,541	—	—		1,541	—	—		—	—		—	—		1,541
Current portion of capital leases	3,733	—	—		3,733	—	—		—	—		—	—		3,733
Other accrued expenses and current liabilities	11,990	1,889	—		13,879	21,390	—		7,677	—		14,374	—		57,320
Notes payable—current	523	—	—		523	31,884	—		—	—		—	—		32,407
Deferred revenue	3,723	2,221	—		5,944	20,597	—		9,823	—		3,704	—		40,068

Total current liabilities	44,596	6,978	—		51,574	102,933	—		21,475	(1,342)		22,713	—		197,353
Long-term debt	57,948	—	—		57,948	—	—		—	—		—	—		57,948
Capital leases	4,232	—	—		4,232	—	—		—	—		—	—		4,232
Other noncurrent liabilities	439	—	—		439	1,837	—		—	—		—	—		2,276
Long-term facilities impairment	2,844	—	—		2,844	—	—		—	—		—	—		2,844
Minority interest	12,133	—	—		12,133	—	—		—	—		—	—		12,133
Redeemable preferred stock	—	—	—		—	—	—		—	—		3,638	(3,638	)(j)	—
Stockholders' equity (deficit)
Common stock	146	25	(25 54	)(a) (a)	200	126	(126 10	)(d) (d)	69	(69 69	)(f) (f)	47	(47 44	)(j) (j)	323
Additional paid-in capital	969,006	126,846	(126,846 38,270 2,782	)(a) (a) (b)	1,010,058	113,296	(113,296 14,627 1,683	)(d) (d) (e)	62,314	(62,314 39,624 1,850	)(f) (f) (g)	225,027	(225,027 55,968 6,766	)(j) (j) (k)	1,130,576
Notes receivable from exercise of options	(3,127)	(923)	920 3	(a) (a)	(3,127)	—	—		—	—		—	—		(3,127)
Unearned stock-based compensation	(22,182)	—	—		(22,182)	—	—		—	—		(159)	159	(j)	(22,182)
Accumulated other comprehensive loss	(23,405)	(71)	71	(a)	(23,405)	(2,188)	2,188	(d)	(1,210)	1,210	(f)	—	—		(23,405)
Treasury stock, at cost	(5,641)	(1,833)	1,833	(a)	(5,641)	(53)	53	(d)	—	—		—	—		(5,641)
Accumulated deficit	(624,614)	(67,266)	68,186 (920 13,806 (2,782 (500	(a) )(a) (a) )(b) )(c)	(614,090)	(130,241)	130,241	(d)	(20,040)	20,040 1,342	(f) (h)	(217,351)	217,351	(j)	(612,748)

Total stockholders' equity (deficit)	290,183	56,778	(5,148)		341,813	(19,060)	35,380		41,133	1,752		7,564	55,214		463,796

Total liabilities and stockholders' equity (deficit)	$412,375	$63,756	$(5,148)		$470,983	$85,710	$35,380		$62,608	$410		$33,915	51,576		$740,582

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Year Ended December 31, 2000
(in thousands, except share and per share data)

	divine	Eprise	Eprise Pro Forma Adjustments		divine/Eprise Pro Forma Combined	RoweCom	RoweCom Pro Forma Adjustments	eshare	eshare Pro Forma Adjustments		Open Market	Open Market Pro Forma Adjustments	divine/Eprise RoweCom/ eshare/Open Market Pro Forma Combined
Revenues	$44,079	$19,028	$—		$63,107	$347,581	$—	$83,956	$(1,815	)(n)	$88,981	$—	$581,810
Operating expenses:
Cost of revenues	42,266	7,520	—		49,786	316,498	—	31,122	—		44,846	—	442,252
Selling, general and administrative	175,663	24,820	—		200,483	57,311	8,238 (m)	61,249	(403 4,014	)(n) (m)	70,555	16,280 (m)	417,727
Research and development	12,036	5,560	—		17,596	9,861	—	10,658	—		24,801	—	62,916
Impairment of investment in consolidated associated companies and intangible assets	57,626	—	—		57,626	30,082	—	—	(1,412	)(n)	—	—	86,296
Impairment of facilities	10,961	—	—		10,961	—	—	—	—		—	—	10,961
Amortization of stock-based compensation	48,069	1,881	—		49,950	—	—	—	—		—	—	49,950

Total operating expenses	346,621	39,781	—		386,402	413,752	8,238	103,029	2,199		140,202	16,280	1,070,102

Operating loss	(302,542)	(20,753)	—		(323,295)	(66,171)	(8,238)	(19,073)	(4,014)		(51,221)	(16,280)	(488,292)
Other income (expense):
Interest income	15,583	4,144	—		19,727	—	—	—	—		1,326	—	21,053
Interest expense	(1,857)	(48)	—		(1,905)	(5,354)	—	—	—		(447)	—	(7,706)
Other income (loss), net	(301)	—	—		(301)	—	—	414	—		13,208	—	13,321

Total other income (expense)	13,425	4,096	—		17,521	(5,354)	—	414	—		14,087	—	26,668
Loss before minority interest, net gain on stock transactions of associated companies, equity in losses of associated companies, and impairment of investment in equity method and cost method associated companies	(289,117)	(16,657)	—		(305,774)	(71,525)	(8,238)	(18,659)	(4,014)		(37,134)	(16,280)	(461,624)
Minority interest	18,169	—	—		18,169	—	—	—	—		—	—	18,169
Net gain of stock transactions of associated companies	4,375	—	—		4,375	—	—	—	—		—	—	4,375
Equity in losses of associated companies	(90,621)	—	—		(90,621)	—	—	—	—		—	—	(90,621)
Impairment of investment in equity method and cost method associated companies	(113,125)	—	—		(113,125)	—	—	—	—		—	—	(113,125)

Loss before income taxes	(470,319)	(16,657)	—		(486,976)	(71,525)	(8,238)	(18,659)	(4,014)		(37,134)	(16,280)	(642,826)
Income tax (benefit) provision	—	47	—		47	3,661	—	(7,542)	7,542	(o)	662	—	4,370

Net loss from continuing operations	(470,319)	(16,704)	—		(487,023)	(75,186)	(8,238)	(11,117)	(11,556)		(37,796)	(16,280)	(647,196)

Accretion of redeemable preferred stock dividends	(8,037)	(94)	94	(l)	(8,037)	—	—	—	—		—	—	(8,037)
Accretion of preferred stock dividends	(9,070)	—	—		(9,070)	—	—	—	—		—	—	(9,070)
Deemed dividends	(40,756)	—	—		(40,756)	—	—	—	—		—	—	(40,756)

Net loss from continuing operations applicable to common stockholders	$(528,182)	$(16,798)	$94		$(544,886)	$(75,186)	$(8,238)	$(11,117)	$(11,556)		$(37,796)	$(16,280)	$(705,059)

Basic and diluted net loss per share applicable to common stockholders	$(7.84)				$(4.49)								$(2.88)
Shares used in computing basic and diluted net loss per share	67,390,746				121,367,752								244,422,868

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Six Months Ended June 30, 2001
(in thousands, except share and per share data)

	divine	Eprise	Eprise Pro Forma Adjustments	divine/Eprise Pro Forma Combined	RoweCom	RoweCom Pro Forma Adjustments	eshare	eshare Pro Forma Adjustments	Open Market	Open Market Pro Forma Adjustments	divine/Eprise RoweCom/ eshare/Open Market Pro Forma Combined
Revenues	$71,038	$8,270	$—	$79,308	$149,255	$—	$37,722	$—	$25,855	$—	$292,140
Operating expenses:
Cost of revenues	53,574	5,794	—	59,368	136,114	—	14,547	—	11,433	—	221,462
Selling, general and administrative	89,650	13,488	—	103,138	23,865	5,381 (p)	23,539	1,932 (p)	24,537	9,063 (p)	191,455
Research and development	5,989	4,175	—	10,164	3,632	—	4,980	—	9,062	—	27,838
Impairment of investment in consolidated associated companies and intangible assets	2,793	—	—	2,793	—	—	—	—	—	—	2,793
Impairment of facilities	232	—	—	232	—	—	—	—	—	—	232
Amortization of stock-based compensation	5,553	824	—	6,377	—	—	—	—	—	—	6,377

Total operating expenses	157,791	24,281	—	182,072	163,611	5,381	43,066	1,932	45,032	9,063	450,157

Operating loss	(86,753)	(16,011)	—	(102,764)	(14,356)	(5,381)	(5,344)	(1,932)	(19,177)	(9,063)	(158,017)
Other income (expense):
Interest income	5,913	1,613	—	7,526	—	—	—	—	269	—	7,795
Interest expense	(1,336)	(14)	—	(1,350)	(3,444)	—	—	—	(363)	—	(5,157)
Other income (loss), net	13,426	—	—	13,426	—	—	349	—	4,836	—	18,611

Total other income (expense)	18,003	1,599	—	19,602	(3,444)	—	349	—	4,742	—	21,249
Loss before minority interest, net gain on stock transactions of associated companies, equity in losses of associated companies, and impairment of investment in equity method and cost method associated companies	(68,750)	(14,412)	—	(83,162)	(17,800)	(5,381)	(4,995)	(1,932)	(14,435)	(9,063)	(136,768)
Minority interest	3,875	—	—	3,875	—	—	—	—	—	—	3,875
Net gain of stock transactions of associated companies	804	—	—	804	—	—	—	—	—	—	804
Equity in losses of associated companies	(12,443)	—	—	(12,443)	—	—	—	—	—	—	(12,443)
Impairment of investment in equity method and cost method associated companies	(27,618)	—	—	(27,618)	—	—	—	—	—	—	(27,618)

Loss before income taxes	(104,132)	(14,412)	—	(118,544)	(17,800)	(5,381)	(4,995)	(1,932)	(14,435)	(9,063)	(172,150)
Income tax (benefit) provision	—	31	—	31	(878)	878 (q)	(1,798)	1,798 (r)	267	—	298

Net loss from continuing operations	(104,132)	(14,443)	—	(118,575)	(16,922)	(6,259)	(3,197)	(3,730)	(14,702)	(9,063)	(172,448)
Accretion of redeemable preferred stock dividends	—	—	—	—	—	—	—	—	(314)	314 (r)	—

Net loss from continuing operations applicable to common stockholders	$(104,132)	$(14,443)	$—	$(118,575)	$(16,922)	$(6,259)	$(3,197)	$(3,730)	$(15,016)	$(8,749)	$(172,448)

Basic and diluted net loss per share applicable to common stockholders	$(0.75)			$(0.61)							$(0.54)
Shares used in computing basic and diluted net loss per share	139,597,070			193,574,076							316,629,192

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.
Basis of Presentation

    The unaudited pro forma condensed combined balance sheet as of June 30, 2001 gives effect to the acquisitions of Eprise, RoweCom, eshare and Open Market as if they occurred on that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2000 and the six months ended June 30, 2001 give effect to the acquisitions of Eprise, RoweCom, eshare, and Open Market as if they had occurred on January 1, 2000.

    The following summarizes information concerning the estimated purchase price allocation for the acquisitions of Eprise, RoweCom, eshare and Open Market.

Company	Purchase price	Fair value of tangible net assets (liabilities)	Goodwill and other intangible assets (extraordinary gain)
Eprise	$41,604,000	$52,130,000	$(10,524,000)
RoweCom	16,821,000	(34,653,000)	51,474,000
eshare	42,043,000	26,939,000	15,104,000
Open Market	68,278,000	11,202,000	57,076,000

    The purchase prices include $500,000 of estimated acquisition costs relating to each acquisition. The Open Market purchase price also includes $5,000,000 paid by divine to Open Market in conjunction with a secured credit facility signed in connection with the Open Market merger agreement.

    In the Eprise merger, divine will issue 2.4233 shares of divine common stock for each outstanding share of Eprise common stock. Additionally, outstanding Eprise warrants and options will generally be converted to warrants or options to buy shares of divine common stock, generally at the 2.4233 exchange ratio. For purposes of the unaudited pro forma condensed combined financial statements, the number of shares, options and warrants assumed to be issued by divine in the Eprise merger has been calculated based on the number of Eprise shares, options and warrants outstanding as of October 1, 2001. For the Eprise merger, the assumed fair value of divine common stock for purchase accounting purposes is $0.71, which represents the average of divine's closing price on the first day the agreed upon terms of the Eprise merger were announced by divine (September 18, 2001) and the three business days before and after the announcement date.

    In the RoweCom merger, divine will issue 0.75 of a share of divine common stock for each outstanding share of RoweCom common stock. Additionally, each RoweCom warrant and "in- the-money" option will be converted to a warrant or fully-vested option to buy shares of divine common stock, generally at the 0.75 exchange ratio. For purposes of the unaudited pro forma condensed combined financial statements, the number of shares, options and warrants assumed to be issued by divine in the RoweCom merger has been calculated based on the number of RoweCom shares, options and warrants outstanding as of October 1, 2001. For the RoweCom merger, the assumed fair value of divine common stock for purchase accounting purposes is $1.44, which represents the average of the closing price of divine's common stock on the first day the agreed upon terms of the RoweCom merger were announced by divine (July 9, 2001) and the three business days before and after the announcement date.

    The merger between divine and eshare is a stock-for-stock transaction. The number of shares to be issued by divine in the eshare merger is yet to be determined, and is dependent on the divine average closing price, which is the average of the closing sale price per share of divine's common stock as reported on the Nasdaq National Market for the ten consecutive trading days ending two trading days prior to the closing date of the merger. If the divine average closing price is greater than $2.39 but less than $2.82, then eshare shareholders will receive 1.30 shares of divine common stock for each eshare common share they own. If the divine average closing price is $2.82 or greater, then eshare shareholders will receive a number of shares of divine common stock for each eshare common share they own equal to $3.653 divided by the divine average closing price. If the divine average closing price is $2.39 or less, then eshare shareholders will receive a number of shares of divine common stock for each eshare common share they own equal to $3.12 divided by the greater of the divine average closing price or $1.00. Additionally, each eshare "in-the-money" option will be converted, at the same conversion rate applied to outstanding eshare common shares, to a fully-vested option to buy shares of divine common stock. For purposes of the unaudited pro forma condensed combined financial information, the number of shares and options assumed to be issued by divine in the eshare merger has been calculated based on the number of eshare common shares and options outstanding as of October 1, 2001, and using the minimum divine average closing price as of October 1, 2001, which was $1.00. For the eshare merger, because the fair value of divine common stock for purchase accounting purposes is yet to be determined, the assumed fair value is $0.58, which represents the average of the closing price of divine's common stock on October 1, 2001 and the three days prior and two days after October 1, 2001.

    In the Open Market merger, divine will issue 44,454,961 shares of divine common stock. In addition, all outstanding options and warrants to purchase shares of Open Market stock will convert to options and warrants to purchase divine common stock. The conversion ratio to be applied to the number and exercise price of the Open Market options and warrants is driven by the number of Open Market common shares outstanding at the closing of the merger and the number of shares of divine common stock to be issued to holders of Open Market's Series E preferred stock. For purposes of the unaudited pro forma condensed combined financial statements, this conversion ratio has been calculated as 0.8326, based on the number of Open Market common shares outstanding as of October 1, 2001. For the Open Market merger, the assumed fair value of divine common stock for purchase accounting purposes is $1.26, which represents the average of the closing price of divine's common stock on the first day the agreed upon terms of the Open Market merger were announced by divine (August 16, 2001) and the three business days before and after the announcement date.

    The effects of the Eprise, RoweCom, eshare and Open Market mergers have been presented using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon management's best preliminary estimate of fair value with any excess purchase price being allocated to goodwill or other identifiable intangibles. In the Eprise merger, the excess fair value of net assets acquired over the purchase price has been applied first to the writedown of noncurrent assets, with the remainder recorded in retained earnings, reflecting the extraordinary gain generated by negative goodwill and that would have been realized by divine had the merger been completed on June 30, 2001. This gain is not reflected in the unaudited proforma condensed combined statements of operations. The preliminary allocation of the purchase price may be subject to further adjustments, as divine finalizes its allocation of purchase price in accordance with generally accepted accounting principles. The pro forma adjustments related to the purchase price allocation of the acquisitions represent management's best estimate of the effects of these transactions.

2.
Pro Forma Balance Sheet Adjustments
(a)
Reflects the assumed issuance of 53,967,826 shares of divine common stock and the elimination of Eprise's equity in consolidation. Also reflects the equity reclassification of $920,000 resulting from the forgiveness, upon the closing of the Eprise merger, of all outstanding loans from Eprise to executive officers in connection with their exercise of Eprise stock options. Also reflects the elimination of Eprise's noncurrent assets of $4,648,000 and the realization by divine of an extraordinary gain of $13,806,000 (prior to the reduction in extraordinary gain described in adjustment (b) below), which represents the estimated fair value of Eprise's tangible net current assets as of June 30, 2001 in excess of the value of shares of divine common stock, and options and warrants to purchase divine common stock, assumed to be issued.
(b)
Reflects the issuance of options and warrants to purchase 4,621,499 shares of divine common stock, which represents the number of Eprise options and warrants outstanding as of October 1, 2001, as converted per the merger agreement. The Black-Scholes fair value of these options and warrants, which reduces the extraordinary gain recorded in adjustment (a) above, is $2,782,000 and has been included as a component of the purchase price.
(c)
Reflects divine's estimated acquisition costs of $500,000 for each of the acquisitions.
(d)
Reflects the assumed issuance of 10,164,559 shares of divine common stock and the elimination of RoweCom's equity in consolidation. Also reflects the elimination of RoweCom's stand-alone goodwill and other intangible assets of $15,593,000 and the establishment by divine of goodwill and other intangible assets of $49,290,000, which represents the value of shares of divine common stock assumed to be issued in excess of the estimated fair value of RoweCom's tangible net assets as of June 30, 2001.
(e)
Reflects the issuance of warrants to purchase 1,559,543 shares of divine common stock, representing the number of RoweCom warrants outstanding as of October 1, 2001, as converted per the merger agreement. The Black-Scholes fair value of these warrants is $1,683,000 and has been included as a component of the purchase price.
(f)
Reflects the assumed issuance of 68,435,596 shares of divine common stock and the elimination of eshare's equity in consolidation. Also reflects the elimination of eshare's deferred tax assets of $10,583,000 and stand-alone goodwill and other intangible assets of $3,611,000, and the establishment by divine of goodwill and other intangible assets of $12,754,000, which represents the value of shares of divine common stock issued in excess of the estimated fair value of eshare's tangible net assets as of June 30, 2001.
(g)
Reflects the assumed issuance of options to purchase 3,681,285 shares of divine common stock. This is the number of "in-the-money" eshare options as of October 1, 2001, as converted per the merger agreement. The Black-Scholes fair value of these options is $1,850,000 and has been included as a component of the purchase price.
(h)
Accounts payable and accumulated deficit have been adjusted to eliminate the unpaid balance for software sold by eshare to Brandango, a consolidated associated company of divine that ceased operations in 2000. Accumulated deficit is affected instead of accounts receivable, because eshare wrote off this unpaid balance prior to June 30, 2001.

  (i)
  Reflects the effect of real estate options which are dependent on the closing of the merger of divine with eshare. Upon closing, divine has agreed to enter into agreements with Szlam Partners, L.P. and Melita House, Inc., pursuant to which divine will pay approximately $3,703,000 and $2,047,000, respectively, for ten-year options to purchase eshare's U.S. and United Kingdom headquarters.
  (j)
  Reflects the assumed issuance of 44,454,961 shares of divine common stock and the elimination of Open Market's equity and redeemable preferred stock in consolidation. Also reflects the establishment by divine of goodwill and other intangible assets of $49,810,000, which represents the value of shares of divine common stock assumed to be issued, and cash paid by divine under a secured credit facility with Open Market, in excess of the estimated fair value of Open Market's tangible net assets as of June 30, 2001.
  (k)
  Reflects the assumed issuance of options to purchase 8,333,328 shares of divine common stock, which represents the number of Open Market options outstanding as of October 1, 2001, as converted per the merger agreement. Also reflects the issuance of 1,460,554 warrants to purchase divine common stock, which represents the number of Open Market warrants outstanding as of October 1, 2001, as converted per the merger agreement. The Black-Scholes fair value of these options and warrants was $6,766,000 and has been included as a component of the purchase price.
3.
Pro Forma Statement of Operations Adjustments

    The pro forma statement of operations adjustments for the year ended December 31, 2000 consist of:

  (l)
  Reflects the elimination of the accretion of dividends on Eprise's redeemable preferred stock.
  (m)
  Selling, general and administrative expenses have been adjusted to reflect the amortization of goodwill and other intangible assets associated with the RoweCom, eshare, and Open Market acquisitions over an estimated useful life of three years, and to eliminate the historical amortization of goodwill and other intangible assets recorded by RoweCom, eshare and Open Market. Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, approved by the Financial Accounting Standards Board on June 29, 2001, goodwill acquired in transactions completed after June 30, 2001 will not be amortized. As the RoweCom, eshare and Open Market acquisitions are expected to be completed in the fourth quarter of 2001, divine's operating results will not reflect any goodwill amortization expense related to these acquisitions. Note that SFAS No. 142 will require the amortization of intangible assets with determinable useful lives, which are generally intangible assets other than goodwill, over the estimated useful life of those assets. The excess purchase price over the estimated fair values of the tangible net assets of RoweCom, eshare and Open Market have not yet been allocated between goodwill and other intangible assets. For purposes of the pro forma condensed combined statements of operations, the entire excess purchase price is considered to be other intangible assets and therefore is amortizable.
  (n)
  Product revenues have been adjusted to reflect the sale, during 2000, of software by eshare to Brandango. The sale price of the software was approximately $1,815,000.

    Of this amount, $403,000 had been depreciated and $1,412,000 had been written off to impairment expenses when Brandango ceased operations later in 2000.

  (o)
  Reflects the removal of the income tax benefit of eshare, which would not have been recorded if the eshare merger had occurred on January 1, 2000.

    The pro forma statement of operations adjustments for the six months ended June 30, 2001 consist of:

  (p)
  Selling, general and administrative expenses have been adjusted to reflect the amortization of goodwill and other intangible assets associated with the RoweCom, eshare and Open Market acquisitions over a useful life of three years, and to eliminate the historical amortization of goodwill and other intangible assets recorded by RoweCom, eshare and Open Market. Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, approved by the Financial Accounting Standards Board on June 29, 2001, goodwill acquired in transactions completed after June 30, 2001 will not be amortized. As the RoweCom, eshare and Open Market acquisitions are expected to be completed in the fourth quarter of 2001, divine's operating results will not reflect any goodwill amortization expense related to these acquisitions. Note that SFAS No. 142 will require the amortization of intangible assets with determinable useful lives, which are generally intangible assets other than goodwill, over the estimated useful life of those assets. The excess purchase price over the estimated fair values of the tangible net assets of RoweCom, eshare and Open Market have not yet been allocated between goodwill and other intangible assets. For purposes of the pro forma condensed combined statements of operations, the entire excess purchase price is considered to be other intangible assets and therefore is amortizable.
  (q)
  Reflects the removal of the income tax benefits of RoweCom and eshare, which would not have been recorded if the RoweCom merger and eshare merger had occurred on January 1, 2000.
  (r)
  Reflects the elimination of the accretion of dividends on Open Market's redeemable preferred stock.
4.
Sensitivity Analysis on divine Average Closing Price

    As noted in Note 1 above, the number of shares assumed to be issued by divine in the eshare merger has been calculated using $1.00 as the minimum divine average closing price. If the divine average closing price and fair value of divine common stock were $2.50, divine would issue 28,514,832 shares in the eshare merger, and would record $49,760,000 of goodwill and other intangible assets. Related amortization expense, for purposes of the unaudited pro forma condensed combined statements of operations, would be $15,566,000 and $7,708,000 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

    If the divine average closing price and fair value of divine common stock were $3.00, divine would issue 26,708,892 shares in the eshare merger, and would record $58,599,000 of goodwill and other intangible assets. Related amortization expense, for purposes of the unaudited pro forma condensed combined statements of operations, would be $18,512,000 and $9,182,000 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

INFORMATION REGARDING DIVINE

Overview

  Business

    divine, inc. provides a combination of Web-based technology, professional services and managed applications capabilities designed to allow clients to deploy advanced enterprise Web solutions that are integrated with their business strategies and existing software and technical systems. Our enterprise Web solutions offer businesses the ability to improve collaboration, workflow and business relationships. We provide technology, software, professional services and managed applications through four business units:

  •
  divine Enterprise Portal Solutions—uses business portal platform technology to provide businesses with real-time, integrated access to internal and external information to create industry-specific solutions that streamline data searching and retrieval over intranets, extranets, company databases and the Internet.
  •
  divine Software Applications—deploys products that focus on collaboration, workflow and relationship management. Our robust platform supports effective customer interaction, improved management of the flow of information and powerful enterprise collaboration.
  •
  divine Professional Services—applies expertise in technology, infrastructure and marketing services across a broad spectrum of leading technologies combined with an understanding of how to design and deploy solutions that drive business results.
  •
  divine Managed Applications—builds, hosts, manages, monitors and secures an enterprise's critical applications with an emphasis on customers that require assurance of high availability of applications and a single point of accountability.

    Our principal offices are located at 1301 North Elston Avenue, Chicago, Illinois 60622, telephone (773) 394-6600. We have additional offices in Austin, Cincinnati, Cleveland, Columbus, Dallas, Detroit, Grand Rapids, Houston, Indianapolis, Irvine, Milwaukee, Minneapolis, St. Louis, Santa Monica, Toronto, London, Tel Aviv and India. Our home page is located on the Web at http://www.divine.com, where you can find additional information about us and our associated companies; however, that information generally is not targeted at investors and is not part of this proxy statement/prospectus. All references to "we," "us," "our" and "divine" refer to divine, inc. and its consolidated subsidiaries.

  Historical Information

    We began as divine interVentures, inc. on June 30, 1999, engaging in business-to-business e-commerce through a community of associated companies in which we invested. From September 30, 1999 to December 31, 2000, we acquired interests in 40 associated companies, established a total of 13 associated companies when we identified opportunities consistent with our business strategy, and also further developed our operational procedures and capabilities.

    In February 2001, we announced our strategy to primarily focus on enterprise Web solutions, and changed our name to divine, inc. We no longer reflect separately our interests in our remaining associated companies that provide Web-based technology, software, professional services and managed applications. Instead, the operations of these businesses are a part of our core business strategy. Other of our associated companies offer software and services focused on e-commerce and vertical markets, which we include in our divine interVentures segment. As of June 30, 2001, there were 22 companies in our divine interVentures segment.

  Our Growth Strategy

    Our objective is to become the leading provider of enterprise Web solutions that offer global businesses the ability to improve collaboration, workflow and business relationships by delivering a powerful combination of technology, software, professional services and managed applications capabilities. As the flow of information becomes more liberated and more complex, we believe that a new type of solution provider is required to unite all of the skills and emerging technologies needed to create advance enterprise Web solutions that position companies to go beyond the processing of transactions and operate at the leading edge of their industries. In order to achieve this objective, we have adopted the following key elements of our strategy:

  •
  Become a recognized leader in advanced enterprise solutions. We currently have over 500 customers consisting of predominantly Global 2000 companies and high-growth middle-market companies. These customers are serviced by one or more of our four principal business units. By expanding our relationships with these customers, we can enhance our reputation and visibility and capitalize on cross-selling opportunities with their customers, suppliers, partners and distributors.
  •
  Develop, acquire and integrate offerings and solutions. We plan to focus on the development, acquisition and integration of components that can be combined to form a powerful set of technology, software, professional services and hosting capabilities that can advance and extend our customers' businesses to include external and internal business communities.
  •
  Target a specific customer base. We plan to target customers whom we believe can benefit most readily from greater collaboration, more efficient workflow and better management of business relationships between their customers, employees, partners, suppliers, prospects and sources of information. We believe that these customers are primarily concentrated in information-intensive businesses such as the financial services, insurance, energy, pharmaceutical, biotechnology and telecommunications industries.
  •
  Support and complement our solutions through alliances with business partners. We intend to establish strategic alliances with a number of companies like our strategic alliance with Computer Associates International, Inc. ("CA"), which is also one of our strategic investors. CA's professional expertise enhances the range and quality of our Professional Services and CA's Jasmineii Portal Software is a key component of our Enterprise Portal Solutions. We believe that strategic alliances will enable us to improve our ability to attract and retain customers who prefer to deal with larger, more stable solutions providers, provide additional channels for our products, and enable us to build industry-specific solutions for our customers.
  •
  Position divine as a technology owner and solutions integrator. We plan to differentiate divine from other solutions delivery organizations by positioning divine as a technology owner and solutions integrator. We intend to gain a strategic advantage by acquiring and developing innovative technologies and making these part of our broader solutions in order to leverage their full potential.

divine's Recent Developments

    Since July 1, 2001, divine has completed, or entered into agreements in connection with, a number of other acquisitions to further its business strategy.

  RoweCom Inc.

    On July 6, 2001, divine entered into an agreement and plan of merger and reorganization with RoweCom Inc. RoweCom is a leading business-to-business provider of high quality service and e-commerce solutions for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other printed sources of commercial, scientific and general interest information and analysis. RoweCom targets clients in knowledge-intense industries, such as business and financial services; biomedical; academia and the federal government; and corporate and professional services. Under the terms of the RoweCom merger agreement, each of the approximately 13,552,745 outstanding shares of RoweCom common stock will be converted into the right to receive 0.75 shares of divine common stock, and RoweCom will become a wholly-owned subsidiary of divine. Completion of the RoweCom merger is subject to a number of conditions, including the approval of the RoweCom merger by RoweCom's stockholders and the satisfaction of certain financing conditions by RoweCom and its subsidiaries. divine anticipates that RoweCom's content offerings and procurement technology will be key components of divine's enterprise portal solutions and international expansion.

  eshare communications, Inc.

    divine entered into an agreement and plan of merger with eshare communications, Inc. on July 8, 2001, pursuant to which eshare will be merged with and into DES Acquisition Company, a direct, wholly-owned subsidiary of divine. eshare is a provider of customer interaction management, or CIM, software products and services. These CIM software applications enable eshare's customers to effectively manage new and existing customers across multiple communications channels, including voice, email, interactive Web chat and voice-over-internet protocol. Following the eshare merger, eshare will be a wholly-owned subsidiary of divine.

    Upon completion of the eshare merger, each of the approximately 21.9 million outstanding shares of eshare common stock will be converted into the right to receive shares of divine common stock as follows:

  •
  If the average closing price on the Nasdaq National Market of divine common stock for the ten trading days ending two trading days before the closing date of the eshare merger, which we refer to as the divine average closing price, is greater than $2.39 but less than $2.82, then eshare shareholders will receive 1.30 shares of divine common stock for each eshare common share they own;
  •
  If the divine average closing price is $2.82 or greater, then eshare shareholders will receive a number of shares of divine common stock for each eshare common share they own equal to $3.653 divided by the divine average closing price; and
  •
  If the divine average closing price is $2.39 or less, then eshare shareholders will receive a number of shares of divine common stock for each eshare common share they own equal to $3.12 divided by the greater of the divine average closing price or $1.00.

    If pursuant to these adjustments, more than 28,546,506 shares of divine common stock are to be issued to eshare shareholders in the eshare merger, divine may elect to pay cash instead of any or all of the excess shares in an amount per share equal to the divine average closing price. However, because divine and eshare intend for the merger to be a tax-free reorganization, divine will not pay cash in excess of 50% of the total consideration paid to all eshare shareholders.

    In addition, each outstanding option to purchase shares of eshare common stock that has an exercise price that, when divided by the eshare exchange ratio, is less than or equal to the closing price of divine common stock on the day prior to the completion of the eshare merger will become fully exercisable at the adjusted exercise price for a number of shares of divine common stock equal to the number of shares of eshare common stock subject to the option multiplied by the eshare exchange ratio. All other eshare stock options will be cancelled. Based on the divine average closing price and an eshare exchange ratio of 3.12 on October 1, 2001, divine would assume options to purchase approximately 3,681,285 shares of divine common stock in the eshare merger. divine has also agreed to grant to eshare employees who become employees of divine after the eshare merger is consummated an aggregate number of options to purchase its common stock equal to 13% of the aggregate number of shares of divine common stock issued to eshare shareholders in the eshare merger.

    Completion of the eshare merger is subject to a number of conditions, including (1) approval of the eshare merger by the shareholders of eshare and, if necessary, the stockholders of divine and (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Szlam Partners, L.P., an entity beneficially owned by Aleksander Szlam, the chairman and chief executive officer of eshare, has entered into an agreement with divine to vote 10,745,969 of its eshare common shares, representing approximately 49% of the eshare common shares that were outstanding as of the record date of the eshare special meeting of stockholders, in favor of the eshare merger. Mr. Filipowski, divine's chairman and chief executive officer, is also a director of eshare. Mr. Filipowski holds 413,333 shares of eshare common stock, representing approximately 2% of the eshare common shares that were outstanding as of the record date of the eshare special meeting of stockholders, and has indicated that he intends to vote these shares in favor of the merger. The eshare merger agreement may be terminated under certain circumstances, including by eshare if at any time after the registration statement registering the shares of divine common stock to be issued in the eshare merger is declared effective, but prior to the eshare shareholders meeting, the average per share closing price of divine common stock for the previous ten trading days is less than $1.00. Under certain circumstances, termination of the eshare merger agreement will require divine or eshare, as applicable, to pay the other party a $2,000,000 termination fee.

  Emicom Group, Inc.

    On July 17, 2001, divine acquired 67% of the equity interests of Emicom Group, Inc. that divine did not already own in exchange for a total of 13.8 million shares of divine common stock. Emicom has been an associated company of divine since April 2000, when divine acquired a 33% interest in Emicom. Emicom is a technology holding company that provides capital and advisory services to early-stage technology companies located in Israel. Emicom partners with privately-held technology-related companies in the telecommunications, cellular, Internet infrastructure and enterprise software markets. At the time of the acquisition,

Emicom held interests in four technology-related companies and had approximately $34 million in uncommitted cash reserves. divine expects that Emicom will provide divine a base of operations in the Israeli high-tech market, a platform from which to expand an international customer base and a channel for divine's expansion in Israel and Europe.

  Intira Corporation

    On July 29, 2001, divine entered into an agreement to purchase substantially all of the assets of Intira Corporation, subject to bankruptcy court approval. Intira provides information technology and network infrastructure for online business applications and is based in Pleasanton, California. Under the terms of the purchase agreement, divine will purchase substantially all of the assets of Intira for $1 million in cash, provide Intira with a $6.8 million debtor-in-possession credit facility and assume certain obligations, which divine intends to restructure on more favorable terms. divine expects that the acquisition of Intira's assets will add to divine's capabilities in its Managed Applications business unit and provide business opportunities for its other business units.

  Fracta Networks, Inc.

    In August 2001, we acquired certain assets, subject to certain liabilities, of Fracta Networks, Inc., a provider of personal content management solutions. Among the assets we acquired was Fracta Networks' software, FractaNet, an application that allows users to easily capture portions of documents, spreadsheets or Web sites. For these assets, divine issued warrants to purchase 1,000,000 shares of divine common stock. In addition, divine has agreed to grant Fracta Network's continuing employees options to purchase 468,000 shares of divine common stock.

  Open Market, Inc.

    On August 15, 2001, divine entered into an agreement and plan of merger with Open Market, Inc., pursuant to which divine will acquire Open Market. Open Market provides enterprise content management and delivery applications software. Open Market's software solutions are designed to enable businesses and other organizations to use the Internet to better manage interactions with their site visitors, employees, customers and distribution channels.

    Upon completion of the Open Market merger, each of the approximately 53.4 million outstanding shares of Open Market common stock will be converted into the right to receive that number of shares of divine common stock equal to 44,285,714 divided by the total number of shares of Open Market common stock deemed outstanding as of the closing of the merger, giving effect to the conversion of any then-outstanding shares of Open Market Series E preferred stock but less shares of Open Market common stock issued after August 3, 2001 pursuant to Open Market's employee stock purchase plans and exercises of Open Market options and warrants. The maximum Open Market exchange ratio will be 0.8394 and the minimum Open Market exchange ratio will be 0.8326. Completion of the Open Market merger is dependent on a number of conditions, including (1) approval by Open Market stockholders and if necessary, divine stockholders and (2) expiration or termination of any waiting periods under any applicable antitrust laws.

    When the Open Market merger is completed, each of the outstanding Open Market stock options will convert into a fully exercisable option to purchase a number of shares of divine common stock equal to the number of shares of Open Market common stock underlying the stock option multiplied by the exchange ratio. The exercise price for these stock options will be equal to the current exercise price divided by the exchange ratio. When the Open Market merger is completed, each of the outstanding warrants to purchase shares of Open Market's common stock will be converted into a warrant to purchase the number of shares of divine's common stock equal to the number of shares of Open Market's common stock subject to such warrant multiplied by the exchange ratio, with an exercise price equal to the exercise price of that warrant divided by the exchange ratio. Based on an Open Market exchange ratio of .8326 on October 1, 2001, divine would assume options to purchase 8,333,328 shares of divine common stock and warrants to purchase 1,460,554 shares of divine common stock after the merger. Stockholders holding approximately 10.5% of the shares of Open Market common stock that were outstanding as of the record date for the Open Market special meeting of stockholders have entered into a stockholder agreement with divine to vote their shares in favor of the Open Market merger. The Open Market merger may be terminated under certain circumstances. Under certain circumstances, termination of the Open Market merger agreement will require divine or Open Market, as applicable, to pay the other party a $2,600,000 termination fee.

  marchFIRST GmbH iI

    In September 2001, divine entered into an agreement to acquire substantially all of the assets of marchFIRST GmbH iI that comprised its former Munich and Hamburg operations. divine has agreed to pay approximately DM 10.5 million (approximately US $4.9 million) for these assets. Upon completion of the acquisition, the assets purchased from marchFIRST GmbH iI will operate as a wholly-owned subsidiary of divine under the name divine GmbH from offices in Munich and Hamburg.

  Parlano, Inc.

    On September 7, 2001, divine acquired from UBS AG a 21% equity interest in Parlano, Inc. in exchange for 3,596,007 shares of divine common stock. Parlano has been an associated company of divine since February 2000, when divine acquired a 75% equity interest in Parlano. As a result of the acquisition, divine now owns approximately 96% of the issued and outstanding capital stock of Parlano and intends to purchase the remaining interest in a short-form merger in the near future. Parlano, which is headquartered in Chicago, Illinois, is a provider of global solutions for real-time business communications and collaboration in an enterprise environment. The software licensed by Parlano allows information to be captured, filtered and stored in corporate databases and used in knowledge management applications.

    We anticipate that the integration of these acquired companies into our products and services offering will help us to deliver a combination of software, technology-based solutions, professional services and hosting/managed applications that allow businesses to increase efficiency, generate revenue, advance their brand and build customer loyalty.

INFORMATION REGARDING EPRISE

Business

  Overview

    Eprise provides software products and services that enable businesses to create and publish effective Web content quickly and easily. Eprise's core product, Eprise Participant Server, enables a business organization to distribute this Web content management function among the appropriate individuals within the enterprise who are charged with particular aspects of the Web business. These individuals need no knowledge of programming languages or other technical skills to use Eprise Participant Server, thereby minimizing a customer's reliance on information technology professionals and consultants. Eprise Participant Server allows businesses to carefully manage changes to Web content through rules contained in the software which govern Web content access and approval rights. Eprise Participant Server enables an enterprise to have Web site content which is dynamic and responsive to the needs of customers, business partners, employees and others who visit the enterprise's Web site. Eprise's products can be integrated with a customer's existing Web site infrastructure and can be extended to provide enhanced, customized functionality. Eprise believes that Eprise Participant Server's comprehensive, out-of-the-box functionality makes it the most cost-effective Web content management solution currently available.

    Eprise was incorporated in Delaware in 1992 under the name Inner Circle Technologies, Inc. In 1994 it changed its name to NovaLink USA Corporation, and became Eprise Corporation in 1997.

  Industry Background

    The Internet has evolved into a critical sales, service and communications channel for businesses. This development has permanently altered the way organizations manage relationships with customers, suppliers, business partners, employees and others interested in the business enterprise. Business organizations worldwide have realized that an effective Web site can help the organization to achieve higher revenues as well as to build and strengthen relationships with its many constituencies.

    Effective Web sites must communicate business information to one or more target audiences. In order to do this, many enterprises maintain:

  •
  an intranet site, which is used for internal communications with and among employees and which may contain information about corporate policies and employee benefits, other non-public announcements, and internal product and sales support;

  •
  an extranet site, which is used for restricted external communications with business partners and which may contain information about products and pricing, distribution channels, contract terms and conditions and promotional material; and/or

  •
  an Internet site, which is used for communications with customers and the general public and which often contains information about products, customer service and support, company contacts, and investor and financial information.

    Because Web sites provide critical business information, they must be carefully managed and kept up to date. Given the large amount of information that can be made available on an organization's Web sites, and the number of people who may be responsible for delivering and maintaining that information, a business must determine who will contribute and manage what content, and how and to whom that content will be presented. This means that software which manages Web site content must:

  •
  distribute Web site content contribution, editing and approval functions to the most appropriate individuals in the organization to enable them to modify content quickly and easily without the assistance of technical personnel;

  •
  organize and store content so that it is presented consistently throughout the Web site, and so that it can be easily formatted, retrieved, re-used and revised over time;

  •
  target content to the intended audience that is consistent with the organization's business strategy and marketing messages; and

  •
  permit integration with existing Web site content and software, without the need for complex conversions or extensive programming.

    Businesses have found it difficult and expensive to build in-house systems or to customize commercially available software to manage their Web site content. Businesses first attempted to manage the content of their Web sites through in-house software development efforts. These efforts often failed because the organization did not have sufficient resources and internal technical personnel. These difficulties led to the development of commercially available software that businesses could use to manage their Web site content without substantial commitment of internal technical personnel. Many of these solutions required a high degree of costly and time-consuming customization in connection with both implementation and ongoing Web site management and enhancement. Customized software solutions have also made businesses dependent upon proprietary technology, which is difficult to integrate with other existing and future business applications.

    Because of these difficulties, business organizations require a new approach to Web content management. This new approach requires software that is as fully functional as possible upon installation, without requiring extensive customization or consulting services. The software should be easy for non-technical personnel to use, should be easy to integrate with the user's existing databases, information systems and other technology and it should permit a business to manage the content of its Web site on a decentralized basis so that the appropriate individuals within the organization are responsible for managing the content. Finally, the software should permit the business organization to deliver timely, targeted information to its various audiences.

  The Eprise Solution

    Eprise Participant Server provides a solution that addresses all of the requirements for effective Web content management software.

Comprehensive, Out-of-the-Box Functionality.  Eprise believes that Eprise Participant Server is the most complete out-of-the-box content management software solution available today, with built-in functionality that results in low implementation and customization costs.

Rapid Deployment.  Typically, a customer can quickly install Eprise Participant Server and begin using it commercially within a week. Eprise's software is designed to be intuitive and easy to use, so there is no need for technical scripting or programming. This means that business people can begin contributing to and modifying content on the Web site immediately after deployment, reducing the time to market of the enterprise's Web initiatives.

Integration with Existing Web Site Infrastructure and Technology.  Eprise Participant Server uses widely accepted, non-proprietary industry standards to communicate with other Internet infrastructure software. This permits a customer to integrate Eprise Participant Server with its back-office systems, databases, e-commerce and application servers and existing Web content. In addition, customers can use readily available software development tools to adapt and customize Eprise Participant Server to address their specific needs. Eprise's architecture also permits a software developer to enhance the functionality of Eprise's product to address a customer's specific requirements.

Distribution of Content Management Responsibility.  Eprise Participant Server distributes Web site content creation, editing and approval responsibilities throughout an organization, enabling the appropriate individuals to implement and manage the Web site, in most cases without assistance from a Webmaster or other technical personnel. At the same time, Eprise Participant Server enables an organization to establish rules to control those aspects of the Web site which are most appropriately managed by the Webmaster, such as rules to provide a consistent look and feel. As a result of this distribution of responsibility, a customer using the Eprise solution can provide more timely and targeted information that is consistent with the organization's business objectives.

Delivery of Information Targeted to Particular Audiences.  Through the creation of unique business rules and individually assigned roles, Eprise Participant Server allows the appropriate people within an enterprise to create targeted, up-to-date content for the specific audiences that the enterprise is trying to reach. Similarly, by assigning roles to Web site users within and outside the enterprise, such as "employee," "manager" or "business partner," and allowing those persons to select user preferences relevant to their role or the available content, an enterprise can ensure that each member of its audience is receiving the most relevant content.

    Because Eprise Participant Server has these attributes, Eprise believes that it is the most cost-effective Web content management solution currently available. Eprise believes that, using Eprise Participant Server, a customer can create and maintain a dynamic Web site that can be seamlessly integrated with other aspects of its business with minimal reliance on internal or external information technology professionals.

  Eprise's Products

    The Eprise product line consists of Eprise Participant Server, which is Eprise's Web content management software, and a series of add-on products for Eprise Participant Server. The following table highlights the key functionality and features of Eprise Participant Server.

Eprise Participant Server Functionality and Features

Product Functionality	Features
Content Management	•	Enterprise-wide distributed content contribution and editing
	•	Categorization and organization of content
	•	Ability to store and retrieve previous versions of content
	•	Ability to track access and editing history
	•	Re-useable page components (i.e., headers, footnotes) and templates
User Management	•	Ability to assign roles to view and manage content
	•	Authentication of user identity using a variety of industry standards
	•	Ability of Web site visitors to select content preferences
	•	Ability to configure user interface to create easy-to-use forms for business managers
Business Rule Management	•	Ability to provide for multiple levels of content approval
	•	Ability to create rules governing an individual's rights to view, modify or manage content
	•	Ability to target content to appropriate audiences

    Eprise Participant Server provides all of the functionality shown in the above chart directly to non-technical business people within an enterprise, in most cases without intervention by information technology personnel.

    Eprise also offers a variety of add-on products to maximize the effective use of Eprise Participant Server by the broadest range of users. The current add-on products offered by Eprise are shown in the following table.

Eprise Add-On Products

Product	Features
Integration Agents	•	Facilitates communication and exchange of information and services between Eprise Participant Server and e-commerce and applications servers, with XML or HTML delivery
for ASP		—	Supports products based on Microsoft Active Server Pages including Site Server Commerce
for Cold Fusion		—	Supports Allaire Cold Fusion Application Servers
for Java technologies		—	Supports Java Server Pages applications and other applications servers that use Java technologies
Full Text Options	•	Allows a searchable full-text index to be created for content managed in Eprise Participant Server
	•	Provides permission system for search requests and displaying search results
for Windows NT		—	Uses Microsoft Index Server that ships with Windows NT 4.0 and Windows 2000
for Solaris		—	Uses technology from Verity, a leading full-text search provider for the Unix platform
Companion for Microsoft Word	•	Allows business users to create content using Microsoft Word

    Eprise typically charges for Eprise Participant Server and add-on product licenses based on the number of servers the customer will need to support its Web sites, but occasionally Eprise will provide its customers with the option to license Eprise's products on an enterprise, divisional, or site license basis. As a result, if the customer's Web sites prosper and site visits and transaction volume grow, the client will need to purchase more licenses for the additional servers deployed.

  Technology

    Eprise Participant Server incorporates a number of important technological and design features. Its open architecture is based on the programming language XML and supports other programming standards such as COM and Java through optional add-ons. The user interface for Eprise products is delivered through a Web browser and is based upon standard Web programming languages such as HTML, DHTML, Java and JavaScript. Eprise Participant Server is also portable, allowing customers to use different database products for their information repository, such as Microsoft SQL Server or Oracle, as well as different operating systems and Web servers such as Windows NT and Solaris.

    Eprise Participant Server's architecture is scalable because it uses technology that allows dynamically rendered content to be stored in memory to improve transactional performance and speed, as well as a two-tier architecture that permits multiple Eprise servers to be "clustered" to share a database server.

    Eprise Participant Server is also extensible, allowing a business to create customized Web pages for specialized business process automation. Eprise Participant Server's business rule management can incorporate information provided by other corporate systems, such as directories. Using widely available Web software development tools, a customer can integrate Eprise Participant Server with other systems, such as application and e-commerce servers, sales and service systems and back-office systems.

  Services

    While the effective use of Eprise Participant Server requires little or no customization, Eprise does offer a variety of optional services to Eprise's customers.

Eprise Advantage Program.  Through the Eprise Advantage Program, available for a standard fee, an Eprise professional will evaluate a customer's Internet initiatives in conjunction with its overall business strategy. Based on this evaluation, Eprise will deliver a discovery and design analysis providing recommendations on how Eprise Participant Server can best be used to implement the customer's business goals, either through the customer's own technology department, Eprise professional services or third party service providers.

Professional Services.  If a customer wishes to work with Eprise in the implementation phase of a project, including projects arising out of Eprise Advantage Program recommendations, Eprise's professional services team will provide development services ranging from graphics design to building applications using complex database and development tools, either on a fixed fee or a time and materials basis.

Customer Training.  Eprise's professional services team provides customer training, either as a component of the Eprise Advantage Program or as a stand-alone service offering for a fixed fee.

Maintenance and Support.  Eprise provides technical support and maintenance services through annual maintenance agreements with its customers. These services include delivery of software product bug fixes, enhancements and new versions of Eprise Participant Server. Eprise delivers support and maintenance services primarily through telephone and e-mail communications. Eprise also addresses customer questions involving product operation, installation and application development.

  Customers

    To date, Eprise has licensed Eprise Participant Server to over 150 clients in a broad spectrum of industries, including the financial services, technology and manufacturing industries. The following is a partial list of clients that have licensed Eprise's products and that Eprise believes are representative of its overall client base: American Cancer Society, American Express, American Heart Association, Bausch & Lomb, BP Amoco, Eastman Chemical, Hewlett-Packard, Lincoln Financial Group, McKesson HBOC, Providence Health Systems, Sanwa Bank, Sharp Electronics, and Sulzer Management.

  Sales, Marketing and Business Development

    Eprise licenses its product through both its direct sales force and indirect sales channels. As of September 30, 2001, Eprise's sales, marketing and business development organization consisted of 54 individuals, 46 of whom were based in North America, including 18 direct sales representatives, who are supported by 11 sales support personnel, and 10 marketing personnel.

Direct Sales.  To date, Eprise has sold its products primarily through its direct sales force. Eprise currently has nationwide sales coverage, organized principally by geographic regions. In addition, Eprise has direct sales coverage in Europe. Eprise intends to increase its direct sales force in the U.S. and overseas. Eprise is focusing its sales efforts on well-defined market segments where the need for its solution is greatest and where technology innovation is the norm, such as the financial services, technology and manufacturing industries. Eprise targets enterprise-level accounts for whom the Internet is a fundamental part of their corporate strategy.

Marketing.  Eprise supports its sales efforts through various marketing efforts to generate brand awareness and to qualify leads for the sales organization. Eprise intends to continue to invest selectively in high value marketing programs to support its marketing efforts.

Business Development.  It is the goal of Eprise's business development staff to extend its market reach and increase sales opportunities through the establishment of relationships with systems integrators, Web developers and application service providers who build customer solutions based on Eprise Participant Server. In many cases, these business partners will recommend a Web content management solution to their customers as part of the e-business application that they deliver. Eprise anticipates that these business partners will reduce its current three- to six-month sales cycle while adding value to the planning and deployment phase of projects that require an Eprise solution. Eprise's current business partner arrangements include lead sharing, product training, joint marketing and access to engineering resources. These relationships are important to Eprise's strategy because of its business partners' technical knowledge and extensive customer relationships across many industries. Eprise has formal agreements with more than 30 such partners, including EDS, Agency.com, Lante, Sira Technologies, Proxicom, and PSINet. Eprise intends to devote significant resources to developing these relationships further.

    Eprise's business development organization is also focused on forming and expanding alliance relationships with complementary technology vendors. Because Eprise Participant Server is generally used as a central element of an enterprise-scale Web presence, it must be able to integrate with leading Web infrastructure software applications, including application servers, personalization vendors, search technologies, security and authentication protocols, and portal solutions. Eprise seeks to identify and establish alliances with leading providers of this key technology. The scope of these relationships varies but may include lead sharing, co-marketing, joint development of pre-integrated solutions, and joint selling. To date, Eprise's alliance relationships include Microsoft, Sun, IBM, Art Technology Group (ATG), BEA, Idiom, Screaming Media, and Plumtree.

ISV Sales.  Eprise believes that many independent software vendors, or ISVs, have recognized a need to offer sophisticated content management functionality directly to their customers. Rather than building a content management product themselves, or purchasing technology through an acquisition, some ISVs are licensing content management products such as Eprise Participant Server, embedding them in their own solution, and then selling and supporting the end product directly. Eprise recently has begun to license its products to ISVs, including Haht Commerce. While Eprise offers a significant per-copy discount to ISV customers, its cost of sales and associated operating expenses are also reduced.

    Global Expansion.  Eprise currently sells its products primarily in the United States, but is taking steps to expand its global sales efforts to domestically based global companies and companies based outside the United States. Eprise intends to do this with a combination of direct sales and support personnel, indirect sales channels and partnerships. Eprise has formed alliances with a Japanese integrator, Teijin Systems Technology Ltd., to co-develop and distribute Japanese-language versions of its products, and with a Stockholm-based systems integrator, Adcore, to distribute its products. Additionally, Eprise has established subsidiary offices in Reading, U.K. and Munich and Hamburg, Germany, and is in the process of forming partnerships in the European market.

  Research and Development

    Eprise has invested significantly in research and development to enhance its current products and develop new products. Eprise's research and development expenses were approximately $2.1 million for the year ended December 31, 1998, approximately $2.4 million for the year ended December 31, 1999, approximately $5.8 million for the year ended December 31, 2000, and approximately $4.3 million for the six months ended June 30, 2001. Eprise expects to increase the dollar amount of its research and development expenditures substantially in the future. As of September 30, 2001, 31 employees were engaged in research and development activities and Eprise plans to continue to hire additional engineers to further its research and development activities.

    Eprise's research team, led by the chief technology officer, identifies market opportunities and develops prototypes for new product features, product updates, add-ons and new products. This team is responsible for defining and guiding Eprise's product strategy and vision, and maintaining its reputation as an innovator in content management solutions. Eprise's development team, led by the senior vice president of products, designs, develops and enhances new and existing products. This team is responsible for product development, quality and assurance testing, product documentation, product release and maintenance, and overall execution of Eprise's product development strategy. Eprise intends to continue to expand and enhance the capabilities of Eprise Participant Server, as well as develop and extend its content management product offerings, to provide its customers with complete flexibility in choosing the most desirable environment for creating and managing content.

  Competition

    The market for Web content management solutions is intensely competitive, subject to rapid technological changes and significantly affected by new product introductions and other market activities of industry participants. Many of Eprise's competitors currently have a greater market share than Eprise. Eprise has four primary sources of competition:

  •
  file-based content management systems from providers such as Interwoven.

  •
  legacy document management systems from providers such as Documentum;

  •
  specialized application servers from providers such as Vignette;

  •
  other specialized content management providers such as Intranet Solutions; and

  •
  in-house development efforts by potential clients and partners.

    In addition, Eprise currently partners with a number of companies that provide complementary products such as Web tools and application servers. Any of these companies might introduce competitive product offerings in the future.

    Eprise believes that the primary factors upon which it competes favorably are the out-of-the-box functionality and rapid deployment capability of Eprise Participant Server and Eprise Participant Server's ability to integrate with Eprise's customers' existing and future application server products. Other areas in which Eprise believes it competes favorably include the ability to distribute content management responsibilities within an organization, the ability to deliver information targeted to specific audiences, and the cost-effectiveness of Eprise's products.

    Despite these potential competitive advantages, Eprise also face competitive disadvantages because many of its competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than it has. As a result, they may be able to undertake more extensive promotional efforts, adopt more aggressive pricing strategies, and offer more attractive terms to purchasers than Eprise.

    Eprise expects competition to persist and intensify in the future. Competition could materially and adversely affect Eprise's ability to obtain revenues from license fees from new or existing customers and service fees from existing customers. Further, competitive pressure may force Eprise to reduce the price of its products. In either case, Eprise's operating results and financial condition would be materially and adversely affected.

  Proprietary Rights and Licensing

    Eprise's success depends upon its ability to maintain the proprietary aspects of its technology and operate without infringing the proprietary rights of others. Eprise relies on a combination of trademark, trade secret and copyright law, and contractual restrictions, to protect the proprietary aspects of its technology. Eprise seeks to protect the source code for its software, documentation and other written materials under trade secret and copyright laws. These legal protections provide limited protection for Eprise's technology. Eprise's license agreements prohibit its customers from using its software other than for internal business purposes. Eprise also seeks to protect its intellectual property by requiring employees and consultants with access to its proprietary information to execute confidentiality agreements with Eprise and by restricting access to its source code. Due to rapid technological change, Eprise believes that factors such as the technological and creative skills of its personnel, new product developments and enhancements to existing products are at least as important to establishing and maintaining a technology leadership position. Eprise also licenses third party software that is incorporated into Eprise Participant Server and certain add-on products. Eprise believes these licenses are not material to its business and the technology could be replaced, if necessary or appropriate, by commercially available third party software or internally developed technology without material disruption to Eprise's business or operations.

  Employees

    As of September 30, 2001, Eprise had a total of 157 employees, including 54 in sales and marketing, 31 in research and development, 52 in professional services and support and 20 in information technology, administration and finance. None of its employees is represented by a collective bargaining agreement, nor has Eprise experienced any work stoppage. Eprise considers its relations with its employees to be good.

Properties

    Eprise's principal office occupies approximately 78,000 square feet of new office space in Framingham, Massachusetts. Initial annual lease payments for the Framingham facility are approximately $2.1 million, with periodic increases over the ten-year term of the lease. In addition, Eprise leases sales and service offices in Oak Brook, Illinois; Dallas, Texas; San Diego, California; San Jose, California; Denver, Colorado; Reston, Virginia; Hamburg, Germany; Munich, Germany; and Reading, U.K. Eprise does not own any real property.

Legal Proceedings

    Eprise is not a party to any material legal proceedings. Eprise may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

    Eprise, originally named Inner Circle Technologies and then NovaLink, was founded in 1992 as a provider of online interactive games. Between 1994 and 1997, Eprise's principal business shifted to creating and hosting Web sites for corporate clients. During this period, Eprise encountered recurring problems arising out of the inadequacy of software tools that were commercially available to build and maintain Web sites. Recognizing that there was an opportunity to streamline and automate these processes, Eprise began to develop a software product called Eprise Participant Server to facilitate the construction and updating of Web sites. Eprise shipped its first commercial product in early 1998. Eprise now markets and sells version 3.0 of Eprise Participant Server.

    Eprise completed three rounds of venture capital financing between December 1997 and November 1999, with over $38.0 million in gross proceeds. Eprise completed its initial public offering in March 2000, with gross proceeds of $69.0 million.

    Eprise changed its fiscal year end from August 31 to December 31 in 1997. Eprise's financial information, to the extent provided, for the last eight months of the fiscal year ended August 31, 1997 and the four months ended December 31, 1997 has been combined in order to present a comparable accounting period for 1997 to the audited year ended December 31, 1998. Future references to the year 1997 or 1998 mean the twelve months ended December 31 unless otherwise indicated.

    Eprise generates revenues from two principal sources: (1) license fees for its software products and (2) professional services and technical support revenues derived from consulting, implementation, training and maintenance services related to its software products. In the year ended December 31, 2000 no customer accounted for more than 10% of Eprise's revenue. In the year ended December 31, 1999, two customers accounted for 23% of Eprise's total revenues. In the year ended December 31, 1998, one customer accounted for 58% of Eprise's total revenues. In the three-month period ended June 30, 2001, two customers each accounted for 17% and 12% of Eprise's total revenues. In the six-month period ended June 30, 2001, there were no individual customers accounting for 10% or more of Eprise's total revenues. In the three-month and six-month periods ended June 30, 2000, there were no individual customers accounting for 10% or more of Eprise's total revenues.

    License revenue represented 60% of total revenue for the year ended December 31, 2000, and 43% of total revenues in the first six months of 2001. License sales produce significantly higher margins than service sales due to lower costs associated with licenses and their delivery.

    Software licenses.  Customers typically pay an up-front, one-time fee for a perpetual non-exclusive license of Eprise's software. Generally, the amount of the fee is based on the number of licensed servers. To date, software license revenues have principally come from direct sales to customers. The sales cycle for Eprise's products is typically three to six months. Although Eprise has limited historical financial data, Eprise believes that its quarterly operating results may experience seasonal fluctuations due to clients' fiscal year budgeting cycles and purchasing patterns. Because of Eprise's server-based licensing, it experiences significant variation in the size of its licensing transactions.

    Eprise generally recognizes license fee revenues upon delivery of the product. If the product is subject to acceptance and/or return and refund, Eprise defers revenues until acceptance has occurred or the refund period has expired.

    Services.  Revenues from services consist principally of revenues derived from professional services associated with the implementation and integration of Eprise's software products, training of customers' employees and ongoing customer support, which primarily includes customer technical support services and product enhancements. Eprise delivers professional services on either a fixed price basis or a time and materials basis. Eprise generally completes implementation and training services within six months following license contract signing.

    Eprise recognizes revenues from professional services as such services are performed. Eprise recognizes maintenance revenues, which are invoiced annually in advance, ratably over the term of the maintenance agreement, which is generally 12 months. Eprise's maintenance revenues currently account for approximately 15% of its total revenues. As part of these agreements, Eprise provides product enhancements and technical support services to customers for an annual fee, which typically amounts to 20% of the license fee. While a 60-day warranty is included in the software license, maintenance agreements typically are entered into as of the date of the software license. Maintenance agreements are renewable at the discretion of the customer. As of June 30, 2001, there have been 141 customers who have entered into maintenance agreements with Eprise. Of the 141 contracts, to date 26 have expired, of which 10 have been renewed. The remaining contracts have not yet come up for renewal.

    Backlog.  Delivery lead times for Eprise's products are very short and, consequently, substantially all of its license fee revenues in each quarter result from orders received in that quarter. Accordingly, Eprise generally only maintains a backlog for its professional services and maintenance activities, and Eprise believes that its backlog at any point in time is not a reliable indicator of future revenues and earnings.

    Cost of revenues.  Cost of software licenses revenues includes royalties paid to certain software companies for products sold or distributed with or embedded in Eprise Participant Server. In 2000, these royalties amounted to 1.2% of total revenues and in the six months ended June 30, 2001, these royalties amounted to 3.8% of total revenues, and may increase in the future as license sales increase. Other costs associated with software licenses, including CDs and packaging, arise primarily from the production of software products, and have not been significant in any period presented, nor are they expected to be significant in the foreseeable future. Cost of services revenues consists primarily of salaries and related personnel costs, costs of third party contractors, and other allocated expenses of Eprise's consulting, support and training organizations.

    Research and development.  Eprise maintains a product development staff to enhance its existing products and to develop new products. Software costs are expensed as incurred until technological feasibility of the software is determined, after which any additional costs are capitalized. To date, Eprise has expensed all software development costs because development costs incurred subsequent to the establishment of technological feasibility have been minimal.

    Selling and marketing.  Eprise licenses its products primarily through its direct sales force. Selling and marketing expenses consist primarily of costs associated with personnel, sales commissions, office facilities, travel and promotional events such as trade shows, seminars and technical conferences, advertising and public relations programs.

    General and administrative.  General and administrative expenses include salaries and related personnel expenses and other costs of the finance, human resources, information technology and administrative functions at Eprise.

    Recent events.  On July 17, 2001, Eprise completed a reduction in force, affecting approximately 20% of its workforce, in an effort to balance revenues and expenses in the current environment. Eprise had 196 full-time employees as of June 30, 2001 compared to 154 as of June 30, 2000. As of September 30, 2001, Eprise had 157 employees.

    On May 10, 2001, Eprise commenced a voluntary stock option exchange program for its employees. Under the program, employees were given the opportunity to elect to cancel outstanding stock options held by them in exchange for an equal number of new options to be granted at a future date. These elections had to be made by June 8, 2001 and had to include all options granted during the prior six months. A total of 624,675 options to purchase Eprise common stock were tendered in return for promises to grant new options on the grant date of December 12, 2001. The exercise price of the new options will be equal to the fair market value of Eprise common stock on the date of grant.

Results of Operations for Six Months Ended June 30, 2001 and 2000 and Years Ended December 31, 2000, 1999 and 1998

    The following table sets forth Eprise's operating results for the periods indicated as a percentage of revenues.

	Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2000	2001
Revenues:
Software licenses	43%	64%	69%	80%	43%
Services	57	36	31	20	57

Total revenues	100	100	100	100	100

Cost of revenues	57	31	40	36	71

Gross profit	43	69	60	64	29
Operating expenses:
Research and development	266	65	31	31	52
Selling and marketing	291	138	107	130	130
General and administrative	154	55	31	31	40

Total operating expenses	711	258	169	192	222

Operating loss	(668)	(188)	(109)	(128)	(193)
Other income (expense), net	17	8	21	22	19

Net loss	(651)%	(180)%	(88)%	(106)%	(174)%

Six Months Ended June 30, 2001 compared to the Six Months Ended June 30, 2000

    Software licenses.  Revenues from software licenses decreased by 39.5% to approximately $3.5 million for the six months ended June 30, 2001 compared to approximately $5.8 million for the six months ended June 30, 2000. Software license revenues represented 43% and 80% of total revenues for the six months ended June 30, 2001 and 2000, respectively. The decrease in revenues from software licenses was primarily due to a lengthening in the customer decision making process resulting from market conditions and increased competition in the marketplace.

    Services.  Revenues from services increased by 227.8% to approximately $4.7 million for the six months ended June 30, 2001 compared to approximately $1.5 million for the six months ended June 30, 2000. Services revenues represented 57% and 20% of total revenues for the six months ended June 30, 2001 and 2000, respectively. Approximately 67% of the increase in absolute dollars is attributable to consulting and 33% to maintenance revenue generated by new software license sales. The increase as a percentage of total revenues is attributable to implementation services for licenses sold in 2000 and additional follow-on services provided to Eprise's existing customers.

    Cost of software licenses.  Cost of software licenses revenues were $420,000, representing 12% of license revenues, for the six months ended June 30, 2001. These costs primarily represent royalties paid to certain software companies for products sold with or embedded in Eprise Participant Server. These products were released in the second half of 2000.

    Cost of services.  Cost of services increased by 107.9% to approximately $5.5 million for the six months ended June 30, 2001 compared to approximately $2.6 million for the six months ended June 30, 2000. Cost of services represented 115% and 182% of services revenues for the six months ended June 30, 2001 and 2000, respectively. The increase in absolute dollars was due to the expansion of Eprise's professional services organization, including technical consulting, technical support and training. The decrease as a percentage of services revenues was primarily due to increased utilization of Eprise's services staff and the increase in maintenance revenue as a percentage of services revenue in the six months ended June 30, 2001. Eprise expects cost of services revenues as a percentage of total revenues to vary from period to period depending on the mix of services it provides, whether the services are provided by Eprise's staff or third party contractors, and on the utilization rates of Eprise's staff. Since services revenues have substantially lower margins than license revenues, growth of Eprise's services business will result in a lower gross profit if its license revenues do not increase significantly in the same period.

    Research and development.  Research and development expenses increased by 87.1% to approximately $4.3 million for the six months ended June 30, 2001 compared to approximately $2.3 million for the six months ended June 30, 2000. Research and development expenses represented 52% and 31% of total revenues for the six months ended June 30, 2001 and 2000, respectively. The increase in absolute dollars was primarily attributable to an increase in personnel and employee-related expenses incurred as well as utilizing contracted resources more extensively as part of Eprise's development effort for version 3.5 of Eprise Participant Server and future product releases.

    Selling and marketing.  Selling and marketing expenses increased by 14.0% to approximately $10.8 million for the six months ended June 30, 2001 compared to approximately $9.5 million for the six months ended June 30, 2000. Selling and marketing expenses represented 130% of total revenues for each of the six months ended June 30, 2001 and 2000. Approximately 61% of the increase in absolute dollars was attributable to an increase in the number of sales and sales support personnel as Eprise expanded its direct sales force nationally and globally. In addition, approximately 50% of the increase in absolute dollars was attributable to the expansion of Eprise's business development staff as the company extended its market reach through the establishment of relationships with systems integrators. These increases were offset by a decrease in marketing programs in the second quarter of 2000, during which Eprise launched an extensive advertising and branding campaign.

    General and administrative.  General and administrative expenses increased by 49.7% to approximately $3.3 million for the six months ended June 30, 2001 compared to approximately $2.2 million for the six months ended June 30, 2000. General and administrative expenses represented 40% and 31% of total revenues for the six months ended June 30, 2001 and 2000, respectively. The increase in absolute dollars primarily reflects personnel increases and the related costs associated with supporting Eprise's anticipated growth.

    Compensation cost for stock options.  For certain option grants made during 2000 and 1999, we have concluded that the exercise price of such options were less than the fair value of the underlying common stock on the date of grant. As a result, compensation cost has been incurred related to these options which aggregated approximately $1.4 million and $6.8 million, for grants in 2000 and 1999, respectively, which is being amortized to expense over the four year vesting period of the option grants. For the six months ended June 30, 2001 and 2000, compensation expense recorded related to stock option grants aggregated $824,000 and $953,000, respectively.

    Other income (expense).  Other income and expense consisted primarily of interest income on invested cash balances and interest expense on borrowings. The decrease in other income between the two periods was the result of lower cash balances as we used the cash generated from our public offering in March 2000 for funding operations.

    Income taxes.  During the six months ended June 30, 2001 and 2000, Eprise reported losses for both financial and income tax purposes. No provision or benefit for income taxes was recorded in either period. The income tax expense of $31,000 for the six months ended June 31, 2001 primarily represents taxes paid on income earned on assets held by Eprise Securities Corporation, a wholly-owned subsidiary of Eprise.

Year Ended December 31, 2000 compared to the Year Ended December 31, 1999

    Software licenses.  Revenues from software licenses increased by 460.2% to approximately $13.2 million for the year ended December 31, 2000 compared to approximately $2.4 million for the year ended December 31, 1999. Software license revenues represented 69% and 64% of total revenues for the years ended December 31, 2000 and 1999, respectively. The increase in revenues from software licenses was primarily due to the release of version 2.0 of Eprise Participant Server in April 1999 and the continued resulting increases in licenses delivered, as well as follow-on orders received from Eprise's existing customers. License revenue from follow-on orders was approximately $2.3 million for the year ended December 31, 2000.

    Services.  Revenues from services increased by 347.5% to approximately $5.8 million for the year ended December 31, 2000 compared to approximately $1.3 million for the year ended December 31, 1999. Services revenues represented 31% and 36% of total revenues for the years ended December 31, 2000 and 1999, respectively. Approximately 74% of the increase in absolute dollars is attributable to consulting, 11% to training, and 15% to maintenance revenue generated by new software license sales. The decrease as a percentage of total revenues is attributable to the fact that more extensive implementation services were required by customers for the initial commercial release (version 2.0) of Participant Server in 1999.

    Cost of revenues.  Cost of software licenses primarily includes royalties paid to certain software companies for products sold or distributed with or embedded in Eprise Participant Server. The other costs of software licenses relate to the production of software products, including CDs and packaging. Cost of services revenues primarily include salaries, related personnel costs, and costs of third party contractors of Eprise's consulting, support and training organizations. These costs of revenues increased by 584.4% to approximately $7.7 million for the year ended December 31, 2000 compared to approximately $1.1 million for the year ended December 31, 1999. As a percentage of total revenues, cost of revenues increased to 40% for the year ended December 31, 2000 from 31% for the year December 31, 1999. The increase in absolute dollars was due to the expansion of Eprise's professional services organization, including technical consulting, technical support, and training from a staff of 14 in 1999 to 62 in 2000. The increase as a percentage of total revenues was primarily due to the period of time needed to train Eprise's expanding service organization as well as an increase in the use of third party contractors. In 2000, the cost of license revenues was 1.6% of total revenue. Since revenues from services have substantially lower margins than license revenues, growth of Eprise's services business will result in a lower gross profit if Eprise's license revenues do not increase significantly in the same period. Eprise expects cost of services revenues as a percentage of total revenues to vary from period to period depending on the mix of services Eprise provides, whether the services are provided by Eprise's staff or third party contractors, and on the utilization rates of Eprise's staff. Depending on the mix of software licenses sold, the cost of license revenues as a percentage of total revenue may increase in the future due to Eprise's existing royalty agreements.

    Research and development.  Research and development expenses increased by 144.4% to approximately $5.8 million for the year ended December 31, 2000 compared to approximately $2.4 million for the year ended December 31, 1999. Research and development expenses represented 31% and 65% of total revenues for the years ended December 31, 2000 and 1999, respectively. The increase in absolute dollars was primarily attributable to an increase in personnel, employee-related expenses, and the use of third-party contractors in the year ended December 31, 2000 for the development of Version 3.0 of Eprise Participant Server which was released in November 2000. Eprise believes that continued investment in research and development is critical to achieving its corporate objectives, and Eprise expects that the absolute dollar amounts of research and development expenses will increase in future periods. To date, all software development costs have been expensed as incurred.

    Selling and marketing.  Selling and marketing expenses increased by 303.7% to approximately $20.4 million for the year ended December 31, 2000 compared to approximately $5.1 million for the year ended December 31, 1999. Selling and marketing expenses represented 107% and 138% of total revenues for the years ended December 31, 2000 and 1999, respectively. Approximately 64% of the increase in selling and marketing expenses was attributable to an increase in the number of sales and sales support personnel from 24 in 1999 to 61 in 2000 as Eprise expanded its direct sales force nationally and globally. In addition, approximately 25% of the increase was attributable to significant cost increases in marketing programs and public relations activities as Eprise expanded its presence in the market and further developed its brand. Eprise expects to increase its investment in selling and marketing efforts in order to increase brand awareness, build strategic partnerships, and continue its global expansion. Eprise also anticipate that selling and marketing expenses will fluctuate from period to period as a percentage of total revenue as new sales personnel become productive, and based on the timing of marketing programs and new product releases.

    General and administrative.  General and administrative expenses consist primarily of salaries and related costs of finance, human resources, information technology, legal and other administrative functions. General and administrative expenses increased by 194.3% to approximately $5.9 million for the year ended December 31, 2000 compared to approximately $2.0 million for the year ended December 31, 1999. General and administrative expenses represented 31% and 55% of total revenues for the years ended December 31, 2000 and 1999, respectively. The increase in general and administrative expenses primarily reflects personnel increases and the related costs associated with supporting Eprise's recent and anticipated revenue growth. Eprise expects general and administrative costs to increase in absolute dollars as it continues to add the infrastructure and personnel needed to support its future growth.

    Compensation cost for stock options.  Options were granted during 1999 at exercise prices which were the best estimate of Eprise's board of directors as to the fair value of the underlying common stock on the date of grant. However, subsequent to the grant date, Eprise concluded that for grants after the release of the new version of Eprise Participant Server, these estimates may not have fully reflected the impact of this release. Eprise determined that for grants made from May to August 1999, $3.93 is a more reliable estimate of the fair value of the common stock during this period. For grants subsequent to August 1999, Eprise determined that the mid-point of the preliminary price range for its anticipated public offering represented the best estimate of the fair value of the common stock during this period. For grants during 1999, compensation cost aggregated approximately $6.8 million, which will be amortized to expense over the four year vesting period of the option grants. For the years ended December 31, 2000 and 1999, compensation expense recorded related to these grants aggregated approximately $1.9 million and $524,000, respectively.

    Other income (expense).  Other income and expense consisted primarily of interest income on invested cash balances and interest expense on borrowings. The increase in other income between the two periods was the result of higher cash balances generated from Eprise's private placement financing in November 1999 and its initial public offering in March 2000.

    Income taxes.  During the years ended December 31, 2000 and 1999, Eprise reported losses for both financial and income tax purposes. No provision or benefit for income taxes was recorded in either period, other than a provision related to income earned on investments in a securities corporation as discussed below. At December 31, 2000, Eprise had net operating loss carry forwards for federal and state income tax purposes aggregating $27.7 million available to offset future taxable income. These loss carry forwards expire in varying amounts through 2020. At December 31, 2000, Eprise had federal and state tax credits aggregating $610,000 available to reduce future taxes payable, expiring through 2014. Because of changes in ownership that have occurred, including Eprise's initial public offering, Eprise's ability to fully utilize these carry forwards is likely to be limited. The income tax expense of $47,000 for the year ended December 31, 2000 represents taxes paid on income earned on assets held by Eprise Securities Corporation, a wholly-owned subsidiary of Eprise Corporation.

Year Ended December 31, 1999 compared to the Year Ended December 31, 1998

    Software licenses.  Revenues from software licenses increased by 582.6% to approximately $2.4 million for the year ended December 31, 1999 compared to $345,000 for the year ended December 31, 1998. The increase in revenues from software licenses was primarily due to the release of version 2.0 of Eprise Participant Server in April 1999 and the resulting increases in license deliveries during 1999. All license revenues for the year ended December 31, 1999 were attributable to new customers compared to 30% attributable to new customers for the year ended December 31, 1998.

    Services.  Revenues from services increased by 182.3% to approximately $1.3 million for the year ended December 31, 1999 compared to $462,000 for the year ended December 31, 1998. Approximately 88% of the increase in revenues from services is attributable to consulting, 9% to training, and 3% to implementation revenue generated by new software license sales. Approximately 58% of services revenues for the year ended December 31, 1999 were attributable to new customers compared to 51% for the year ended December 31, 1998.

    Cost of revenues.  Cost of revenues primarily relate to services because costs of licenses were insignificant. Cost of revenues increased by 144.6% to approximately $1.1 million for the year ended December 31, 1999 compared to $460,000 for the year ended December 31, 1998. However, as a percentage of total revenues, cost of revenues decreased to 31% for the year ended December 31, 1999 from 57% for the year December 31, 1998. This was primarily due to a larger percentage of total revenues being derived from software license fees (which have significantly higher gross profit margins) in the year ended December 31, 1999 compared to the year ended December 31, 1998, more efficient implementation of Eprise's products and better utilization of service personnel.

    Research and development.  Research and development expenses increased by 9.8% to approximately $2.4 million for the year ended December 31, 1999 compared to approximately $2.1 million for the year ended December 31, 1998. The increase was primarily attributable to employee-related expenses incurred in the year ended December 31, 1999 for the continued development of Version 2.0 of Eprise Participant Server and future product releases.

    Selling and marketing.  Selling and marketing expenses increased by 115.2% to approximately $5.1 million for the year ended December 31, 1999 compared to approximately $2.3 million for the year ended December 31, 1998. Approximately 72% of the increase in selling and marketing expenses was attributable to an increase in the number of sales and sales support personnel as Eprise expanded its direct sales force. In addition, approximately

19% of the increase was attributable to significant cost increases in marketing programs and public relations activities as Eprise expanded its presence in the market and further developed its brand.

    General and administrative.  General and administrative expenses increased by 61.0% to approximately $2.0 million for the year ended December 31, 1999 compared to $1.2 million for the year ended December 31, 1998. The increase in general and administrative expenses primarily reflects personnel increases and the related costs associated with supporting Eprise's recent and anticipated revenue growth.

    Compensation cost for stock options.  For grants during 1999, compensation cost aggregated approximately $6.8 million, which will be amortized to expense over the four year vesting period of the option grants. For the year ended December 31, 1999, compensation expense recorded related to these grants aggregated $524,000.

    Other income (expense).  Other income and expense consisted primarily of interest income on invested cash balances and interest expense on borrowings. The increase in other income between the two periods was the result of higher cash balances generated from Epreise's second round of venture capital financing in August 1998 and its private placement financing in November 1999.

    Income taxes.  During the years ended December 31, 1999 and 1998, Eprise reported losses for both financial and income tax purposes. No provision or benefit for income taxes was recorded in either period. At December 31, 1999, Eprise had net operating loss carry forwards for federal and state income tax purposes aggregating $13.5 million available to offset future taxable income. These loss carry forwards expire in varying amounts through 2014. At December 31, 1999, Eprise had federal and state tax credits aggregating $319,000 available to reduce future taxes payable, expiring through 2014. Because of changes in ownership that have occurred, Eprise's ability to fully utilize these carry forwards is likely to be limited.

Liquidity and Capital Resources

    On September 17, 2001, Eprise agreed to be acquired by divine, inc. in a transaction involving the exchange of 2.4233 shares of divine common stock for each outstanding share of Eprise. The acquisition is expected to be accounted for using purchase accounting. The acquisition is subject to a number of conditions, including approval of the transaction by the stockholders of Eprise and, if required under the rules of Nasdaq, those of divine.

    From its inception through 1997, Eprise primarily financed its operations and met its capital expenditure requirements through funds generated from operations, funds borrowed from several stockholders and a director, and funds borrowed from Silicon Valley Bank. Since December 1997, Eprise has raised over $107.0 million in venture capital, private placement and initial public offering financing in order to expand the product development and sales and marketing efforts of its business and the infrastructure to support its future growth.

    At June 30, 2001, Eprise's primary source of liquidity consisted of cash totaling approximately $54.0 million as well as accounts receivable of approximately $3.5 million. On March 29, 2000, Eprise raised cash proceeds of approximately $63.2 million, after expenses, from the sale of 4,600,000 shares of its common stock in its initial public offering. In addition,

Eprise had a working capital revolving line of credit with Silicon Valley Bank that provided for borrowings up to a maximum amount equal to the lesser of $1.0 million or a percentage of eligible accounts receivable. The working capital line of credit expired on June 30, 2001 and has not been renewed. At June 30, 2001, there was a term note outstanding relating to a previous equipment line of credit with Silicon Valley Bank totaling $35,798.

    Eprise's operating activities have used cash in the current calendar year and each of the last two calendar years. During the calendar years 2000, 1999, and 1998, cash used for operating activities of approximately $13.4 million, $6.9 million, and $5.3 million, respectively, resulted from net losses of approximately $16.7 million, $6.6 million, and $5.3 million, respectively. For the year ended December 31, 2000, cash used for operating activities consisted primarily of payroll and related expenditures, as well as expenditures for marketing programs representing approximately 36%, and expenditures for research and development representing approximately 15% (excluding payroll and related expenditures). For the year ended December 31, 1999, cash used for operating activities consisted primarily of payroll and related expenditures, as well as expenditures for marketing programs representing approximately 15%, and expenditures for research and development representing approximately 10% (excluding payroll and related expenditures). Cash used in operating activities was approximately $11.2 million and $5.2 million in the six months ended June 30, 2001 and 2000, respectively. Net cash used in operating activities is primarily attributable to the net losses incurred in both periods. Eprise expects cash operating losses to decrease over time as its revenues increase. However, Eprise will continue to incur cash operating losses in the short-term as it increases and expands its distribution capability and continues its product development.

    Cash used for investing activities was approximately $4.5 million, $366,000, and $350,000 in the calendar years 2000, 1999, and 1998, respectively, and $912,000 and approximately $1.7 million in the six months ended June 30, 2001 and 2000, respectively. The cash used for investing activities was primarily used for purchases of computer systems and software for internal development used to support Eprise's growth, as well as leasehold improvements for Eprise's new corporate office facility, and furniture and equipment to accommodate the increased number of personnel.

    Cash used for financing activities was approximately $2.4 million in the six months ended June 30, 2001. Cash provided by financing activities was approximately $63.6 million in the six months ended June 30, 2000 primarily representing the proceeds from Eprise's initial public offering. The cash used for financing activities was primarily used for the repurchase of Eprise's common stock under a stock repurchase program.

    Eprise currently anticipates that its current cash and equivalents will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, Eprise may need to raise additional funds in future periods through public or private financings, or other arrangements. Any additional financings, if needed, might not be available on reasonable terms or at all. Failure to raise capital when needed could harm Eprise's business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, additional dilution could result. In addition, any equity securities issued might have rights, preferences or privileges senior to Eprise's common stock.

Recently Issued Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for based on the use of the derivative and whether it qualifies for hedge accounting. Eprise has adopted this accounting standard effective January 1, 2001, as required. The adoption of SFAS No. 133 will not have a material impact on Eprise's financial position or results of operations.

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. Eprise does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

    Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. Eprise does not believe that the adoption of SFAS 142 will have a significant impact on its financial statements.

Quantitative and Qualitative Disclosures about Market Risk

  Interest Rate Risk

    As of June 30, 2001, Eprise had approximately $54.0 million in cash equivalents and short-term investments that was subject to interest rate risk. The average interest rate as of June 30, 2001 was approximately 4.0%.

    The primary objective of Eprise's investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, Eprise maintains its portfolio of cash equivalents and short-term investments in a limited number of securities, including both government and corporate obligations and money market funds.

    Eprise did not hold derivative financial instruments as of June 30, 2001, and has never held such instruments in the past. Eprise had outstanding debt at June 30, 2001 of $35,798.

  Foreign Currency Risk

    Currently, the majority of Eprise's sales and expenses are denominated in U.S. dollars. As a result, Eprise has experienced no significant foreign exchange gains or losses to date. While Eprise does expect to effect some transactions in foreign currencies in 2001, it does not anticipate that foreign exchange gains or losses will be significant. Eprise has not engaged in foreign currency hedging activities to date.

Stock Ownership of Certain Beneficial Owners and Management

    The following table provides information concerning the beneficial ownership of Eprise's common stock as of October 1, 2001. The information is provided for:

  •
  each person known to Eprise to beneficially own at least five percent of the common stock of Eprise;

  •
  each executive officer of Eprise;

  •
  each director of Eprise; and

  •
  all executive officers and directors as a group.

    Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). The information in the table, and in the related notes, has been furnished by or on behalf of the indicated owners. Unless otherwise noted, Eprise believes the persons referred to in this table have sole voting and investment power with respect to the shares listed in this table. The percentage owned is calculated with respect to each person by treating shares issuable to such person within 60 days of the Record Date as outstanding, in accordance with rules of the Securities and Exchange Commission ("SEC").

Name (and Address of Owner of More than 5%):	Position	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned(1)
Jonathan B. Radoff(2)	Director and 5% Owner	1,735,653	7.8%
Brookside Capital Partners Fund, L.P.(3) Two Copley Place Boston, MA 02116	5% Owner	1,273,237	5.7
TGI Fund I, LC(4) c/o Tredegar Investments, Inc. 6501 Columbia Center, 701 Fifth Ave. Seattle, WA 98104	5% Owner	1,225,597	5.5
Joseph A. Forgione(5)	President, CEO and Director	814,919	3.7
Alain J. Hanover(6)	Director	190,675	*
Milton A. Alpern(7)	Senior Vice President, Finance and Administration, and CFO	128,749	*
Henry Barnes(8)	Vice President, Strategy	137,254	*
Edson D. de Castro(6)	Director	92,130	*
Thomas Feldman(9)	Vice President, Business Development	87,558	*
Deborah M. Besemer(10)	Director	37,450	*
Asad Khan(11)	Vice President, Engineering	29,607	*
David J. Drummond(12)	Vice President, Professional Services	24,729	*
Andreas Widmer(13)	Vice President, International Sales	22,500	*
Kathy Kessel	Vice President, Marketing	0	*
Joseph Noonan	Senior Vice President, Worldwide Sales	0	*

All executive officers and directors as a group (13 persons)	3,301,224	14.0

*
Represents beneficial ownership of less than 1%.

(1)
Percentages are based on a total of 22,270,386 shares of common stock outstanding as of October 1, 2001. For holders of options or warrants exercisable within 60 days after the date of this registration statement, the number of shares so exercisable by each such holder has been added to the denominator for purposes of calculating such holder's percentage ownership. These numbers do not take into account any acceleration of vesting as a result of the proposed merger.

(2)
Includes 755,653 shares of common stock held by Mr. Radoff's spouse, Angela Bull. Mr. Radoff disclaims beneficial ownership of such shares. Under the beneficial ownership rules of the Exchange Act, Ms. Bull also would be considered the owner of more than 5% of Eprise's outstanding stock, taking into account the shares held by Mr. Radoff.

(3)
As reported in a Schedule 13G filed on February 14, 2001. Brookside Capital Investors, L.P. is the sole general partner of Brookside Capital Partners Fund, L.P. Brookside Capital Investors, Inc. is the sole general partner of Brookside Capital Investors, L.P. W. Mitt Romney is the sole stockholder of Brookside Capital Investors, Inc., and Mr. Romney is thus the controlling person of Brookside Capital Partners Fund, L.P.

(4)
As reported in a Schedule 13G filed on February 14, 2001, less 127,323 shares reported as sold on a Form 144 filed with the SEC on June 8, 2001. Tredegar Investments, Inc. is the sole manager of TGI Fund I, LC. Tredegar Corporation owns 100% of Tredegar Investments, Inc. and exercises sole voting and investment control with respect to all shares held of record by TGI Fund I, LC. No stockholder, director or officer of Tredegar Corporation is deemed individually to have or to share such voting or investment control.

(5)
Includes 22,547 shares held by Maria-Elena Kadala, Mr. Forgione's spouse, as trustee under three trusts, the beneficiaries of which are Michael A. Forgione, Angela Forgione and Joseph A. Forgione; 314,332 shares pledged to Eprise pursuant to stock pledge agreements dated January 3, 2000 and April 9, 2001 as collateral for promissory notes held by Eprise of the same dates in the aggregate principal amount of $396,764; and 275,184 shares issuable within 60 days of the date hereof upon exercise of outstanding options.

(6)
Includes 7,843 shares issuable within 60 days of the date hereof upon exercise of outstanding options.

(7)
Includes 124,999 shares pledged to Eprise pursuant to stock pledge agreements dated October 29, 1999, January 3, 2000 and April 9, 2001 as collateral for promissory notes held by Eprise of the same dates in the aggregate original principal amount of $173,690; and 3,750 shares issuable within 60 days of the date hereof upon exercise of outstanding options.

(8)
Shares are pledged to Eprise pursuant to stock pledge agreements dated January and March, 2000, and April 9, 2001 as collateral for promissory notes held by Eprise of the same dates in the aggregate original principal amount of $199,689.

(9)
Includes 39,225 shares pledged to Eprise pursuant to a stock pledge agreement dated January 3, 2000 as collateral for a promissory note held by Eprise of the same date in the amount of $152,075; and 48,333 shares issuable within 60 days of the date hereof upon exercise of outstanding options.

(10)
Includes 19,607 shares issuable within 60 days of the date hereof upon exercise of outstanding options.

(11)
Represents shares issuable within 60 days of the date hereof upon exercise of outstanding options.

(12)
Includes 1,200 shares held by Mr. Drummond's spouse, as to which Mr. Drummond disclaims beneficial ownership.

(13)
Represents shares issuable within 60 days of the date hereof upon exercise of outstanding options.

COMPARISON OF STOCKHOLDERS' RIGHTS

    The rights of divine and Eprise stockholders are currently governed by the Delaware General Corporation Law, the respective certificates of incorporation and bylaws of divine and Eprise, and the respective stockholders' rights plans of divine and Eprise. In connection with the merger, the Eprise stockholders will be exchanging their shares of Eprise common stock for shares of divine common stock and will become subject to the divine certificate of incorporation, bylaws and stockholders' rights plan, which differ from the Eprise certificate of incorporation, bylaws and stockholders' rights plan in several respects. Because of these differences, the rights of a holder of divine common stock differ from the rights of a holder of Eprise common stock.

    Below is a comparison of some of the important provisions in the certificate of incorporation, bylaws and stockholders' rights plan of divine and Eprise. It is not practical to summarize all of these provisions in this proxy statement/prospectus, but the principal differences that could materially affect the rights of stockholders include the following:

AUTHORIZED CAPITAL STOCK
divine	Eprise

divine's certificate of incorporation authorizes divine to issue 2,650,500,000 shares of capital stock, with a par value of $0.001 per share, of which:

• 2,500,000,000 are designated class A common stock;

• 100,000,000 are designated class C common stock;

• 50,000,000 are designated preferred stock; and

• 500,000 are designated series A junior participating preferred stock.

As of October 1, 2001, there were:

• approximately 164,124,076 shares of class A common stock issued and outstanding;

• no shares of class C common stock issued and outstanding; and

• no shares of preferred stock, including series A junior participating preferred stock, issued and outstanding.

Eprise's certificate of incorporation authorizes Eprise to issue 100,000,000 shares of capital stock, of which:

• 90,000,000 are designated common stock with a par value of $0.001 per share; and

• 10,000,000 are designated preferred stock with a par value of $0.01 per share; and

• of the 10,000,000 preferred shares 1,000,000 are designated series A junior participating preferred.

As of October 1, 2001, there were:

• 22,270,386 shares of common stock issued and outstanding; and

• no shares of preferred stock issued and outstanding.

DIVIDENDS
divine	Eprise
Holders of class A and class C common stock will be entitled to receive dividends or other distributions when and if declared by the divine board of directors.	Holders of the common stock are entitled to receive dividends as and when declared by the Eprise board of directors.
VOTING RIGHTS
divine	Eprise
Holders of class A common stock have the right to cast one vote for each share they hold of record on all matters on which stockholders of divine are generally entitled to vote.	Holders of common stock are entitled to one vote for each share of common stock held.
Holders of class C common stock do not have any voting rights, except as may be required by Delaware law.	Not applicable

Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by duly authorized proxy, but no proxy dated more than three years prior to the meeting at which it is offered will confer the right to vote unless the proxy provides that it will be effective for a longer period.	Same
CUMULATIVE VOTING
divine	Eprise
Holders of common stock may not cumulate their votes for the election of directors.	Same
STOCKHOLDER ACTION
divine	Eprise

At all stockholders meetings, a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum requisite for the transaction of business.	Same

Except as otherwise required by Delaware corporate law, in all matters other than the election of the directors, the affirmative vote of a majority of shares entitled to vote on such matter will be the act of the stockholders. For the election of directors, a plurality of shares entitled to vote on the matter will be the act of the stockholders.
Except as otherwise required by Delaware law, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person or by proxy at any meeting at which a quorum is present will be the act of the stockholders. For the election of directors, a plurality of shares present at a meeting at which a quorum is present will be the act of the stockholders.
STOCKHOLDERS' RIGHTS PLAN
divine	Eprise

Pursuant to a stockholders' rights plan between divine and the rights agent and adopted by the divine board in 2001, for each outstanding share of divine common stock, a dividend of one right was issued.

• Each right certificate entitles its holder to purchase 1/1,000th of a share of divine series A junior participating preferred stock for $15.00 per right.

• The rights are not exercisable unless a person or group has acquired, or announces the intent to acquire, 15% or more of divine's common stock (20% or more if such a person or group owned 10% or more of divine's common stock at the time of the plan's adoption).

• The rights, once exercisable, entitle the holder to purchase, for the exercise price of the rights, the number of shares of divine common stock having a market value of two times the exercise price of the rights.

• Alternatively, if the rights have become exercisable and divine is acquired in a merger or other business combination, or 50% or more of its assets, cash flow or earning power are sold, each right will entitle the holder to purchase, for the exercise price of the right, the number of shares of the acquiring company's common stock that, at the time of the transaction, have a market value of two times the exercise price of the right.

Pursuant to a stockholders' rights plan between Eprise and the rights agent and adopted by the Eprise board in 2000, for each outstanding share of Eprise common stock, a dividend of one right was issued.

• Each right certificate entitles its holder to purchase 1/100th of a share of Eprise series A junior participating preferred stock for $21.00 per right.

• The rights are not exercisable unless a person or group that has not been approved in advance by the board has acquired, or announces the intent to acquire, 15% or more of Eprise's common stock.

• The rights, once exercisable, entitle the holder to purchase, for the exercise price of the rights, the number of shares of Eprise common stock having a market value of two times the exercise price of the rights.

• Alternatively, if the rights have become exercisable and Eprise is acquired in a merger or other business combination, or 50% or more of its assets, cash flow or earning power are sold, and such acquisition or sale has not been approved in advance by the board, each right will entitle the holder to purchase, for the exercise price of the right, the number of shares of the acquiring company's common stock that, at the time of the transaction, have a market value of two times the exercise price of the right.

• On September 17, 2001, the Eprise board approved divine and DI2 Acquisition Company to acquire more than 15% of Eprise's common stock and approved the merger.
SPECIAL STOCKHOLDERS MEETINGS
divine	Eprise

Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by statute, may be called only by the chairman of the board of directors, chief executive officer, president or a majority of the board of directors by resolution. Stockholders may not call a special meeting.	Same
STOCKHOLDER PROPOSALS
divine	Eprise

divine stockholders must deliver timely notice regarding business to be conducted at an annual or special meeting of stockholders, including the nomination of directors, to the secretary.

• Stockholders must deliver notice regarding business to be brought before an annual meetings at least 45, and not more than 75, days prior to the first anniversary of the date of divine's proxy statement delivered to stockholders in connection with the preceding year's annual meeting.

• Stockholders must deliver notice regarding business to be brought before a special meeting not later than the later of (i) 90 days prior to such meeting or (ii) 10 days following the date on which public notification of such meeting is first made by the company.

Same

• Stockholders must deliver notice regarding business to be brought before an annual meetings at least 120, and not more than 150, days prior to the first anniversary of the date of Eprise's proxy statement delivered to stockholders in connection with the preceding year's annual meeting.

• Stockholders must deliver notice regarding nomination of persons to be elected as directors at a special meeting not earlier than 90 days prior to such meeting and not later than the later of (i) 60 days prior to such meeting or (ii) 10 days following the date on which public notification of such meeting is first made by the company.

ACTION BY STOCKHOLDERS WITHOUT A MEETING
divine	Eprise

Any action required to be taken at any annual or special meeting of stockholders of divine, or any action that may be taken at such meetings, may be taken only at such meeting and not by written consent of the stockholders.	Same
CLASSIFIED BOARD OF DIRECTORS
divine	Eprise
Each director serves a staggered three-year term, with approximately one-third of the directors to be elected at each annual meeting of stockholders.	Same
REMOVAL AND APPOINTMENT OF DIRECTORS
divine	Eprise
Stockholders may only remove a director for cause and only by the vote of 66.66% of the shares entitled to vote for the election of directors.	Stockholders may only remove a director for cause and only by the vote of 75% of the shares entitled to vote for the election of directors.
The board fixes the number of directors and fills vacancies and newly created directorships by a majority vote of the remaining directors, however, there may be no fewer than 3 directors.	Same
The directors or stockholders may nominate persons for election to the board of directors.	Same
BOARD OF DIRECTORS MEETINGS
divine	Eprise
A majority of the then duly-elected directors will constitute a quorum.	Same
Regular meetings may be held without notice as determined by the board of directors.	Same

Special meetings may be called by the chairman of the board of directors with at least one day's notice. Special meetings must be called by the chairman of the board of directors, the chief executive officer or the president upon written request of three or more directors with at least one day's notice.
Special meetings may be called by the chairman of the board of directors, the chief executive officer, the president, two or more directors, or by one director in the event there is only a single director in office with at least two days' notice by telephone, or by telegram or fax to a director's home or business address, or with at least three days' notice, by mail.

Action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting if all members of the board of directors consent in writing and the writing is filed with the minutes of the board of directors.	Same
INDEMNIFICATION OF CERTAIN PERSONS
divine	Eprise
No director will be liable to the company or its stockholders for breach of fiduciary duty as a director, except for liability:	Same
• for breach of his or her duty of loyalty;
• for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
• in respect of certain unlawful dividend payments or stock redemptions or repurchases; or
• for any transaction from which he or she received an improper personal benefit.
AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS
divine	Eprise

divine's certificate of incorporation may be amended subsequent to divine's board of directors' approval and the approval of a majority of the holders of the outstanding stock entitled to vote.

divine's bylaws may be amended by vote of the holders of 66 2/3% of the shares generally entitled to vote in the election of directors.
Same, however, the sixth, seventh, eight, ninth and tenth articles of Eprise's certificate of incorporation may be amended only by the affirmative vote of the holders of shares of voting stock of Eprise representing at least 75% of the voting power of all of the then outstanding shares of capital stock of Eprise entitled to vote generally in the election of directors, voting together as a single class.
Eprise's bylaws may be amended by a majority of the board of directors and also by the affirmative vote of the holders of 75% of the shares of Eprise capital stock issued and outstanding and entitled to vote.

LEGAL MATTERS

    Certain legal matters relating to the validity of the shares of divine common stock issuable in connection with the merger will be passed upon for divine by Bell, Boyd & Lloyd LLC, Chicago, Illinois. Certain legal matters relating to federal income tax matters will be passed upon for Eprise by Hill & Barlow, a Professional Corporation, Boston, Massachusetts. A purchase trust, the beneficiaries of which are members of Hill & Barlow, owns 6,365 shares of Eprise common stock.

EXPERTS

    The consolidated financial statements and financial statement schedule of divine as of December 31, 2000 and 1999, and for the year ended December 31, 2000 and the period from May 7, 1999 (inception) through December 31, 1999, have been audited by KPMG LLP, independent certified public accountants, as set forth in their reports with respect to these consolidated financial statements and financial statement schedule. These consolidated financial statements and financial statement schedule are incorporated by reference in this proxy statement/prospectus in reliance upon the reports given and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Eprise Corporation as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

    As the result of the merger, Eprise does not anticipate holding its 2002 Annual Meeting of Stockholders. Any proposal of a stockholder intended to be presented at the 2002 Annual Meeting of Stockholders, if that meeting is held, must be received at the corporate headquarters of Eprise no later than Monday, December 17, 2001 in order to be included in Eprise's proxy statement and form of proxy relating to that meeting.

    Other Proposals (Not for Inclusion in the Proxy Statement).  Eprise's bylaws and the rules of the SEC provide certain procedures that a stockholder must follow to nominate one or more individuals for election as a Director or to introduce an item of business at an annual meeting of stockholders. These procedures provide that any nomination or proposed item of business must be submitted in writing to the Secretary of Eprise at 200 Crossing Boulevard, Framingham, MA 01702. Generally, the nomination or proposed item of business must be received no later than the close of business on the 120th day, and no earlier than the close of business on the 150th day, prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting. However, if the annual meeting is held more than 30 days before, or more than 60 days after, the first anniversary of the preceding year's annual meeting, then the item of business must be received no earlier than the close of business on the 90th day prior to such meeting and no later than the close of business on the later of the 60th day before such meeting or the 10th day following the day on which Eprise first makes a public announcement of the date of such meeting.

    The notice of a nomination must include:

  (a)
  the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

  (b)
  a representation that the stockholder is a stockholder of record of Eprise entitled to vote at the meeting who intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

  (c)
  a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

  (d)
  such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement soliciting proxies for such nominee or nominees as director(s); and

  (e)
  a signed consent of each nominee to serve as a director of Eprise if elected.

The notice of a proposed item of business must include: a brief description of the substance of, and the reasons for, conducting such business at the annual meeting; the stockholder's name and address; the number of shares of Eprise common stock held by the stockholder (with supporting documentation where appropriate); and any material interest of the stockholder in such business.

WHERE YOU CAN FIND MORE INFORMATION

    We each file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room, including the registration statement of which this proxy statement/prospectus is a part, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http:// www.sec.gov."

    divine has filed with the SEC a registration statement on Form S-4 with respect to the shares of divine common stock to be issued to holders of Eprise common stock pursuant to the merger agreement. This proxy statement/prospectus constitutes the prospectus of divine and the proxy statement of Eprise for the special meeting and is filed as part of the registration statement. Other parts of the registration statement are omitted from this proxy statement/prospectus in accordance with the rules and regulations of the SEC.

    The SEC allows divine to "incorporate by reference" information into this proxy statement/ prospectus, which means that we can disclose important information to you by referring you to another document that divine filed separately with the SEC. Information in this proxy statement/prospectus updates, and in some cases, supersedes information incorporated by reference from documents divine has filed with the SEC prior to the date of this proxy statement/prospectus, while information that divine files later with the SEC will automatically update and, in some cases, supersede the information contained or incorporated by referenced in this proxy statement/prospectus.

    The following documents previously filed with the SEC by divine are incorporated by reference into this proxy statement/prospectus:

  •
  divine's Annual Report on Form 10-K for its fiscal year ended December 31, 2000;

  •
  divine's Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2001 and June 30, 2001;

  •
  divine's Current Reports on Form 8-K filed with the SEC on September 20, 2001, August 17, 2001, July 12, 2001, April 16, 2001, April 2, 2001, February 27, 2001, February 14, 2001 and February 5, 2001;

  •
  the description of divine's class A common stock contained in divine's registration statement on Form 8-A, filed with the SEC on March 21, 2000; and

  •
  the description of divine's series A junior participating preferred stock purchase rights contained in divine's registration statement on Form 8-A, filed with the SEC on February 13, 2001, as amended.

    In addition, all documents filed by divine under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting are incorporated by reference into, and deemed a part of, this proxy statement/prospectus from the date of filing of those documents.

    If you are a divine stockholder, divine may have sent you some of the documents incorporated by reference. Nonetheless, you can still obtain copies of these documents from divine, the exchange agent or the SEC. You may obtain, without charge, documents incorporated by reference in this proxy statement/prospectus, excluding all exhibits unless divine has specifically incorporated by reference an exhibit in this proxy statement/prospectus, by requesting them in writing or by telephone from divine or the exchange agent as follows:

divine, inc. Attention: Investor Relations 1301 North Elston Ave. Chicago, Illinois 60622 Telephone: (773) 394-6600 Fax: (773) 394-6604 email: ir@divine.com	Computershare Trust Company of New York
Attention: Richard Campbell
88 Pine Street, 19th Floor
New York, New York 10005
Telephone: (212) 701-7656
Fax: (212) 701-7691
email: richard.campbell@computershare.com

    If you would like to request documents from us, please do so by             , 2001 to receive them before the special meeting.

F–1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Eprise Corporation

    We have audited the accompanying consolidated balance sheets of Eprise Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Eprise Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
January 23, 2001

F–2

EPRISE CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,		June 30,
	1999	2000	2001
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$22,456	$68,631	$54,035
Accounts receivable (less allowance for doubtful accounts of $373, $296 and $189 at June 30, 2001 and December 31, 2000 and 1999, respectively)	2,045	6,361	3,516
Due from related parties	58	44	67
Prepaid expenses and other current assets	317	1,518	1,490

Total current assets	24,876	76,554	59,108

Property and equipment:
Computers and equipment	987	3,540	4,120
Furniture and fixtures	135	1,119	1,407
Leasehold improvements	30	1,011	1,055

Total	1,152	5,670	6,582
Less accumulated depreciation and amortization	(539)	(1,319)	(2,035)

Property and equipment, net	613	4,351	4,547

Other Assets, net	45	166	101

Total Assets	$25,534	$81,071	$63,756

Liabilities and Stockholders' Equity (Deficiency)
Current Liabilities:
Current portion of equipment line of credit	$86	$79	$36
Accounts payable	148	763	740
Accrued compensation and benefits	597	2,204	2,092
Other accrued expenses	495	2,635	1,889
Deferred revenue	572	2,490	2,221

Total current liabilities	1,898	8,171	6,978

Long-term equipment line of credit, less current portion	79	—	—

Total liabilities	1,977	8,171	6,978

Redeemable convertible preferred stock (Aggregate liquidation preference of $38,818)	35,316	—	—
Stockholders' equity (deficiency):
Preferred stock, $.01 par value; authorized 10,000 shares; no shares issued or outstanding	—	—	—
Common stock, $.001 par value; authorized 90,000 shares; issued 25,192, 25,192 and 2,838 shares in 2001, 2000 and 1999, respectively	3	25	25
Additional paid-in capital	24,332	126,093	126,846
Accumulated deficit	(36,025)	(52,823)	(67,266)
Notes receivable from officers	(69)	(344)	(923)
Treasury stock, at cost, 1,963 and 34 shares in 2001 and 2000, respectively	—	(84)	(1,833)
Accumulated other comprehensive income	—	33	(71)

Total stockholders' equity (deficiency)	(11,759)	72,900	56,778

Total liabilities and stockholders' equity (deficiency)	$25,534	$81,071	$63,756

See notes to the consolidated financial statements.

F–3

EPRISE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2000	2001
				(unaudited)
Revenues:
Software licenses	$345	$2,355	$13,192	$5,830	$3,530
Services	462	1,304	5,836	1,446	4,740

Total net revenues	807	3,659	19,028	7,276	8,270
Cost of revenues (includes compensation costs of $179 And $15 for stock options in 2000 and 1999, respectively)	460	1,125	7,699	2,632	5,472

Gross profit	347	2,534	11,329	4,633	2,378
Operating expenses:
Research and development (includes compensation costs of $209 and $73 for stock options in 2000 and 1999, respectively)	2,149	2,360	5,769	2,282	4,269
Selling and marketing (includes compensation costs of $1,062 and $381 for stock options in 2000 and 1999, respectively)	2,349	5,056	20,412	9,456	10,779
General and administrative (includes compensation costs of $431 and $55 for stock options in 2000 and 1999, respectively)	1,246	2,005	5,901	2,232	3,341

Total operating expenses	5,744	9,421	32,082	13,970	18,389

Operating loss	(5,397)	(6,887)	(20,753)	(9,337)	(16,011)
Other income (expense):
Interest income	164	314	4,144	1,623	1,613
Interest expense	(28)	(27)	(48)	(21)	(14)

Other income (expense), net	136	287	4,096	1,602	1,599

Loss before income taxes	(5,261)	(6,600)	(16,657)	(7,735)	(14,412)
Income taxes	—	—	(47)	—	(31)

Net loss	(5,261)	(6,600)	(16,704)	(7,735)	(14,443)
Accretion of redeemable convertible preferred stock	(15)	(21,630)	(94)	(94)	—

Net loss to common stockholders	$(5,276)	$(28,230)	$(16,798)	$(7,829)	$(14,443)

Net loss per share (Note 2)	$(2.40)	$(11.42)	$(0.83)	$(0.51)	$(0.59)

Weighted-average common shares outstanding (Note 2)	2,200	2,473	20,301	15,363	24,461

Pro forma loss per share (Note 2)		$(0.50)	$(0.70)	$(0.35)

Pro forma weighted-average common shares outstanding (Note 2)		13,274	23,920	22,659

See notes to the consolidated financial statements.

F–4

EPRISE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(In thousands)

	Common Stock		Treasury Stock					Accumulated Other Comprehensive Income
					Additional Paid in Capital	Accumulated Deficit	Notes Receivable from Officer
	Shares	Amount	Shares	Amount					Total
Balance, January 1, 1998	2,162	$2	—	$—	$190	$(2,519)	$—	$—	$(2,327)
Exercise of stock options	75	—	—	—	19	—	—	—	19
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	(15)	—	—	(15)
Net loss	—	—	—	—	—	(5,261)	—	—	(5,261)

Balance, December 31, 1998	2,237	2	—	—	209	(7,795)	—	—	(7,584)
Exercise of stock options	601	1	—	—	180	—	(69)	—	181
Issuance of Series C preferred stock	—	—	—	—	21,555	—	—	—	21,555
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	(21,630)	—	—	(21,630)
Compensation cost for stock options	—	—	—	—	524	—	—	—	524
Issuance of warrant for services	—	—	—	—	1,864	—	—	—	1,864
Net loss	—	—	—	—	—	(6,600)	—	—	(6,600)

Balance, December 31, 1999	2,838	3	—	—	24,332	(36,025)	(69)	—	(11,759)
Common stock issued upon initial public offering, net of issuance costs of approximately $5.8 million	4,600	5	—	—	63,116	—	—	—	63,121
Mandatorily redeemable convertible preferred stock converted to common stock	16,106	16	—	—	35,394	—	—	—	35,410
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	(94)	—	—	(94)
Exercise of stock options and warrants	1,648	1	9	18	1,370	—	(573)	—	816
Repurchases of common stock	—	—	(43)	(102)	—	—	—	—	(102)
Compensation cost for stock options	—	—	—	—	1,881	—	—	—	1,881
Repayment of notes receivable	—	—	—	—	—	—	298	—	298
Translation adjustments	—	—	—	—	—	—	—	33	33
Net loss	—	—	—	—	—	(16,704)	—	—	(16,704)

Balance, December 31, 2000	25,192	25	(34)	(84)	126,093	(52,823)	(344)	33	72,900
Exercise of stock options	—	—	101	171	(71)	—	—	—	100
Repurchase of common stock	—	—	(2,030)	(1,920)	—	—	—	—	(1,920)
Compensation cost for stock options	—	—	—	—	824	—	—	—	824
Notes receivable from officers	—	—	—	—	—	—	(591)	—	(591)
Repayment of notes receivable	—	—	—	—	—	—	12	—	12
Translation adjustments	—	—	—	—	—	—	—	(104)	(104)
Net loss	—	—	—	—	—	(14,443)	—	—	(14,443)

Balance, June 30, 2001	25,192	$25	(1,963)	$(1,833)	$126,846	$(67,266)	$(923)	$(71)	$56,778

See notes to the consolidated financial statements.

F–5

EPRISE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2000	2001
				(unaudited)
Cash flows from operating activities
Net loss	$(5,261)	$(6,600)	$(16,704)	$(7,735)	$(14,443)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	146	198	780	225	716
Provision for doubtful accounts	3	156	776	98	183
Compensation cost for stock options	—	524	1,881	953	824
Loss on disposal of fixed assets	—	4	—
Exchange of redeemable preferred stock for services	91	—	—
Increase (decrease) in cash from:
Accounts receivable	27	(2,098)	(5,092)	(2,097)	2,662
Due from related parties	—	(58)	14	21	(23)
Prepaid expenses and other current assets	(40)	(187)	(1,201)	(964)	28
Other assets	6	(10)	(121)	(59)	65
Accounts payable	45	(116)	615	1,326	(23)
Accrued expenses	(20)	772	3,782	2,224	(962)
Deferred revenue	(256)	482	1,918	822	(269)

Net cash used for operating activities	(5,259)	(6,933)	(13,352)	(5,186)	(11,242)

Net cash used for investing activities—purchases of property and equipment	(350)	(366)	(4,520)	(1,689)	(912)
Cash flows from financing activities:
Proceeds from issuance of redeemable preferred stock, net of issuance costs	8,630	23,365	—
Proceeds from issuance of common stock, net of issuance costs	—	—	63,121	63,152	—
Payments on notes payable	(77)	(79)	(86)	(43)	(43)
Proceeds from issuance of note payable	258	—	—
Proceeds from exercise of stock options and warrants	19	112	816	449	100
Repayments of stockholder notes	—	—	298	66	12
Repurchases of common stock			(102)	(2)	(1,920)

Net cash provided by financing activities	8,830	23,398	64,047	63,622	(2,442)

Net increase in cash	3,221	16,099	46,175	56,747	(14,596)
Cash and cash equivalents, beginning of period	3,136	6,357	22,456	22,456	68,631

Cash and cash equivalents, end of period	$6,357	$22,456	$68,631	$79,203	$54,035

Supplemental disclosures of cash flow information—cash paid for interest	$47	$—	$48	22	12

Summary of noncash investing and financing activities
Issuance of stock for notes receivable	$—	$69	$573	573	—

Issuance of preferred stock for services at fair value	$91	$—	$—	—	—

Issuance of warrants for common stock for services	$—	$331	$—	—	—

See notes to the consolidated financial statements.

F–6

EPRISE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS

    Eprise Corporation and its subsidiaries develop, market and implement web content management solutions that help businesses shape and direct e-business communications effectively and efficiently. We also provide design and other consultative services designed to help organizations maximize the value they derive from the our web content management solutions. Business is conducted primarily in the United States.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The consolidated financial statements include our accounts and the accounts of our subsidiaries. All significant intercompany accounts and transactions are eliminated.

UNAUDITED INTERIM INFORMATION

    In the opinion of management, the accompanying unaudited consolidated balance sheet as of June 30, 2001 and the unaudited consolidated statements of operations and cash flows for the six month periods ended June 30, 2000 and 2001, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim periods presented. The operating results for the interim periods presented are not necessarily indicative of the results which would be expected for the full year.

FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of foreign operations are translated into dollars using exchange rates as of the balance sheet date. The results of operations are translated at rates in effect during the periods transactions occur. Translation gains and losses are accumulated as separate components of comprehensive loss. Transaction gains and losses are recorded to the statement of operations currently; such gains and losses have not been material to date.

SIGNIFICANT ACCOUNTING POLICIES

  USE OF ESTIMATES

    The preparation of financial statements requires us to make estimates that affect the reported amounts of assets, liabilities and reported results of operations. Actual results could differ from those estimates.

  REVENUE RECOGNITION

    Revenue from products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is probable. When arrangements contain multiple elements and vendor specific objective evidence exists for all undelivered elements, we recognize revenue for the delivered elements using the residual method. For arrangements containing multiple elements wherein vendor specific objective

F–7

evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until vendor specific objective evidence exists or all elements have been delivered. Maintenance services revenues, whether sold separately or as part of a multiple element arrangement, are deferred and recognized ratably over the term of the maintenance contract, generally twelve months. Consulting revenue is recognized as services are performed. Our revenue recognition practices are in conformity with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

  COSTS OF REVENUE

    Costs of revenue consist primarily of personnel costs related to the provision of services. Costs of licenses, which are comprised of media and documentation costs, are not material in any period presented.

  COMPREHENSIVE LOSS

    Comprehensive loss represents the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For 1999 and 1998, the only item included in comprehensive loss is the Company's net loss. The components of the Company's comprehensive loss in 2000 are as follows:

Net loss	$(16,704)
Foreign currency translation adjustments	33

Comprehensive loss	$(16,671)

  CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist primarily of demand deposits and highly liquid short-term instruments purchased with remaining maturities of three months or less.

  DEPRECIATION AND AMORTIZATION

    Property and equipment are stated at cost. Repairs and maintenance are expensed as incurred, while betterments are capitalized. Depreciation and amortization are provided using the straight-line method over estimated useful lives. Furniture and fixtures are depreciated over 7 years using the half year convention. Computers/Telecom are depreciated over 3 years using the half year convention. Any software with a value greater than $1,000 is capitalized over 36 months, with the use of the half month convention rule. Leasehold improvements are amortized over the life of the lease or the useful life, whichever is shorter.

  LONG-LIVED ASSETS

    Upon occurrence of certain events or changes in circumstances, we review the carrying value of its long-lived assets to determine if impairment has occurred and, if necessary, adjusts the carrying value accordingly. No adjustments have been required to date.

F–8

  STOCK-BASED COMPENSATION

    Compensation expense associated with awards of stock or options to employees is measured using the intrinsic-value method. Compensation expense associated with awards to nonemployees is measured using the fair-value method.

  INCOME TAXES

    Deferred income taxes are provided for differences between the financial statement carrying amounts and tax basis of the Company's assets and liabilities and tax loss and credit carryforwards, using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Valuation allowances are provided to the extent realization of deferred tax assets is not considered more likely than not.

  RESEARCH AND DEVELOPMENT COSTS

    Research and development costs, other than software development costs, are expensed as incurred. Software development costs are capitalized upon achievement of technological feasibility. To date, no costs have been incurred which qualify for capitalization.

NET LOSS PER SHARE

  PRO FORMA NET LOSS PER SHARE

    Pro forma net loss per share has been computed using the weighted-average number of shares of common stock outstanding during each period. In addition, for purposes of pro forma net loss per share, all shares of Series A, B and C preferred stock, which were converted to common upon closing of our initial public offering in March of 2000, have been treated as though they were common stock in all periods in which such shares were outstanding. In addition, no effect is given to accretion of the preferred stock for purposes of this computation.

  HISTORICAL NET LOSS PER SHARE

    Historical net loss per share has been computed using the weighted-average number of shares of common stock outstanding during each period. Diluted amounts per share would include the impact of our outstanding potential common shares, such as options and warrants (computed using the treasury stock method) and convertible preferred stock. However, the effect of these items would be antidilutive in all periods presented and they are excluded from the computation.

CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

    Our revenues are derived from various customers who generally are not required to provide collateral for amounts owed to the Company. We operate in one segment. Our customers are dispersed over a wide geographic area.

    In 1999 two major customers accounted for 13% and 10% of our revenues. In 1998 one customer accounted for 58% of our revenues. No other customers accounted for more than 10% of revenue in any of the other years presented. For the six months ended June 30, 2000 and 2001, there were no customers who individually accounted for more than 10% of revenue.

F–9

DUE FROM RELATED PARTIES

    Amounts shown as due from related parties represent cash advances due from our employees as well as loans issued under the stock loan program.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  DERIVATIVE INSTRUMENTS

    On June 1998, the Financial Accounting Standards Board released Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on January 1, 2001 will not have a material impact on its financial position or results of operations.

  GOODWILL AND ACCOUNTING FOR BUSINESS COMBINATIONS

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We do not believe that the adoption of SFAS 141 will have a significant impact on our financial statements.

    Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. We do not believe that the adoption of SFAS 141 will have a significant impact on our financial statements.

3.  LINES OF CREDIT

    We have lines of credit with a bank providing for borrowings of up to $1,000,000 for working capital ($800,000 prior to March 26, 1999) and borrowings of up to $500,000 for equipment purchases ($400,000 prior to March 26, 1999).

    Borrowings under the working capital commitment are limited to the lesser of $1,000,000 or 80% of eligible accounts receivable. The revolving line of credit expires on June 30, 2001. Any borrowings outstanding under the working capital line of credit bear interest at the bank's prime rate plus .5%. As of December 31, 1999 and 2000, there were no borrowings under the working capital line of credit. The equipment line of credit was available to acquire equipment through December 26, 1999, at which time outstanding borrowings converted to a term loan. Borrowings under the equipment line of credit bear interest at the bank's prime rate plus 1.5%. At December 31, 2000, $78,757 was outstanding under the initial tranche of the equipment line of credit, all of which is due in 2001. As of December 31, 2000, there were no borrowings under the second tranche of the equipment line of credit.

    The revolving line of credit is collateralized by substantially all of our assets. Borrowings under the equipment line of credit are collateralized by the related assets. The lines of credit contain covenants requiring minimum levels of liquidity and tangible net worth, and prohibit the payment of cash dividends. At December 31, 1999 and 2000, we were in compliance with the terms and covenants contained in the amended lines of credit.

F–10

4.  STOCKHOLDERS' EQUITY

    In November 1999, the number of authorized shares of common stock was increased to 58,500,000. In March 2000, the number of authorized shares of common stock was further increased to 90,000,000.

    On December 11, 2000, our board of directors authorized a plan to repurchase, from time to time, an aggregate of up to $4,000,000 in shares of its outstanding Common Stock.

    On December 18, 2000, the Board of Directors declared a dividend distribution, payable to stockholders of record on December 29, 2000, of one preferred share purchase right for each outstanding share of common stock. The rights expire on December 18, 2010, and will be exercisable only if a person or group (an "Acquiring Person") becomes the beneficial owner of 15% or more of the Company's common stock or commences a tender or exchange offer which would result in the offeror beneficially owning 15% or more of the common stock. Each right entitles the registered holder to purchase one one-hundredth of a share of newly issued Series A Junior Participating Preferred Stock at an exercise price of $21.00 (subject to certain adjustments). Each one one-hundredth of a share of Series A Preferred Stock has designations and powers, preferences and rights which make its value approximately equal to the value of a share of the Company's common stock. The Company generally will be entitled to redeem the rights at $0.01 per right at any time prior to the tenth day following a public announcement of the existence of an Acquiring Person. The description and terms of the rights are set forth in a Stockholder Rights Agreement dated December 18, 2000.

  REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Prior to the completion of our initial public offering of common stock in March 2000, we had three series of redeemable convertible preferred stock outstanding; Series A, Series B and Series C. These series were issued at various times from 1997 through 1999, and all contained preferences over our common stock, including liquidation preferences, cash redemption requirements, dividend preferences, and voting privileges. When we closed upon the initial public offering, all outstanding shares of redeemable convertible preferred stock were automatically converted into 16,105,845 shares of our common stock, and those classes of preferred stock were cancelled and all privileges they contained before conversion were terminated.

    As of December 31, 1999, the number of shares and liquidation value of the three classes of our redeemable convertible preferred stock were as follows:

Number of shares:
Series A	10,515,925
Series B	14,320,446
Series C	16,233,766
Redemption and liquidation value:
Series A	$5,225,889
Series B	$8,592,268
Series C	$25,000,000

    Because the issuance of the Series C was close to the commencement of the Company's initial public offering, we concluded that a beneficial conversion feature was present in the

F–11

Series C stock on the date of issuance. For purposes of evaluating this beneficial conversion feature, we determined that the mid-point value implied in the preliminary range of prices for the initial public offering ($9.00) represented the fair value of our common stock on the date the Series C was issued.

    As a result of this beneficial conversion feature, the proceeds from the Series C financing were allocated between the conversion feature and the Series C stock; because the fair value of the common stock ($9.00) was significantly in excess of the conversion price implicit in the Series C stock ($3.93), the entire amount of net proceeds ($21,555,501) were allocated to the conversion feature. Since the Series C was immediately convertible into common stock, an immediate dividend or accretion of $21,555,501 was recorded from common stockholders' equity to the carrying value of the Series C preferred stock.

  WARRANTS

    In connection with the private placement the Series C preferred stock, we issued to the placement agent a warrant to purchase 254,598 shares of our common stock at an exercise price of $3.93 per share. The warrant expires five years from the issuance date (September 1999). The estimated fair value of the warrant as of the date of grant was $1,863,759. The warrant has been recorded as an issuance cost and was offset against the initial carrying value of the Series C Stock.

    The warrant was valued on the date of grant using the Black-Scholes option pricing model and the assumptions we used to value the warrant were:

Risk-free interest rate	6.0%
Expected life of warrant	5 years
Expected dividend payment rate, as a percentage of the stock price on the date of grant	—
Assumed volatility	51%
Fair value of underlying common stock	$9.00

  STOCK OPTIONS

    In August 1997, we adopted the 1997 Stock Option Plan (the "1997 Plan"), which provides for the issuance of common stock as either incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). Under the terms of the 1997 Plan, ISOs are to be granted at the fair market value of our common stock on the date of grant and NSOs are to be granted at a price determined by the Board of Directors. ISOs and NSOs generally vest over four years and have contractual lives of up to ten years. In December 1999, we amended the plans to allow the holder of options to exercise their options immediately, with a requirement that the employees rights to the shares vest over a period that is identical to the original vesting schedule. Should the employee terminate prior to vesting, the employee is required to resell the shares to us at the original purchase price. This amendment did not result in a new measurement date.

    In December 1999, the 1997 Plan was amended to provide for automatic increases in options available for grant on January 1 of each of 2000, 2001 and 2002. The increase in options available (and the related reserved shares of common stock) in any given year is

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limited to the lesser of 5% of the total outstanding shares of common stock as of December 31st of the previous year or 1,372,549 additional options.

    As of the effective date of the 1997 Plan, any unvested or unexercised options that were issued under the 1997 Plan's predecessor, the 1994 Plan, that are forfeited will become available for issuance under the 1997 Plan thereby increasing the options available for grant under the 1997 Plan to a maximum of 4,144,281 shares. Option activity under both the 1997 and 1994 plans is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Fair Value
Outstanding, January 1, 1998	1,153,493	$0.64
Granted	962,393	0.28	$0.08
Exercised	(75,196)	0.26
Canceled	(239,706)	0.26

Outstanding, December 31, 1998	1,800,984	$0.26
Granted	1,380,940	0.99	$2.37
Exercised	(680,287)	0.30
Canceled	(356,373)	0.29

Outstanding, December 31, 1999	2,225,264	$0.71
Granted	1,370,936	8.49	$6.84
Exercised	(1,519,774)	0.60
Canceled	(370,118)	6.38

Outstanding, December 31, 2000	1,706,308	$5.85

Vested, December, 31, 2000	1,366,802	$0.35

Vested, December, 31, 1999	586,549	$0.26

Vested, December, 31, 1998	337,902	$0.26

    In July, 1999, the Board of Directors approved a stock loan program, which allows specified employees to fund the purchase of common stock pursuant to the exercise of stock options through loans from the Company. Borrowings are limited to 50% of the employee's annual salary. Loans under this program bear interest at a fixed rate of 0.5% over the Company's cost of funds on the date of the loan and are secured by the underlying shares, with the exception of the interest charges which are on a full-recourse basis. All loans are due no later than five years from the date of the loan. At December 31, 2000, $641,936 had been advanced to employees under this program.

    In January 2000, the Board of Directors approved the 2000 Employee Stock Purchase Plan, which allows our employees to purchase our common stock through payroll deductions at 85% of the then fair market value of the Company's stock. The Company reserved 588,235 shares for issuance under the plan. The plan provides for automatic increases in shares available for purchase under the plan. In general, the increase in shares available in any given year is limited to the lesser of 1% of the total outstanding shares of common stock as of December 31st of the previous year or 294,118 additional shares.

    The 2000 Non-Employee Director Stock Plan provides for the issuance of options covering up to 274,510 shares of common stock to non-employee directors. Under the plan, non-employee directors receive a one-time grant of 15,686 options upon election to the Board

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of Directors. In addition, each year all non-employee directors will automatically receive an additional grant of 7,843 shares following our annual meeting. Options granted under the plan will be immediately exercisable, but will be subject to repurchase restrictions which will lapse over a three year period following the grant. Options granted under the plan contain exercise prices equal to the fair market value of the underlying common stock on the date of grant.

    At December 31, 2000, there were 221,122 options available for grant under the 1997 Plan, including those shares forfeited under the 1994 Plan.

    Grants made during 1999 contained exercise prices which were our best estimate of fair value of the underlying common stock on the date of grant. However, subsequent to the grant date, we concluded that for grants after the release of the new version of our principal product, these estimates may not have fully reflected the impact of this event. We concluded that for grants made between May and August 1999, $3.93 was a more reliable estimate of the fair value of the common stock during this period. For grants made in periods after August 1999, we concluded that the mid-point value implied in the preliminary range of prices for our initial public offering ($9.00) was a more reliable estimate of the fair value of the common stock during the period. For grants during this period, compensation cost aggregated $6,796,000, which is being amortized to expense over the four year vesting period of the option grants. For the years ended December 31, 1999 and 2000, compensation expense recorded related to these grants aggregated $523,726 and $1,881,445 respectively.

    On May 10, 2001, we commenced a voluntary stock option exchange program for our employees. Under the program, our employees were given the opportunity to elect to cancel outstanding stock options held by them in exchange for an equal number of new options to be granted at a future date. These elections had to be made by June 8, 2001 and had to include all options granted during the prior six months. A total of 624,675 options to purchase our common stock were tendered in return for promises to grant new options on the grant date of December 12, 2001. The exercise price of the new options will be equal to the fair market value of our common stock on the date of grant.

    The fair value of the options on their grant date was measured using the Black-Scholes option pricing model. Key assumptions used to apply this option pricing model are as follows:

	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 2000
Risk-free interest rate	6.0%	6.0%	5.5%
Expected life of option grants	5 years	5 years	5 years
Expected dividend payment rate, as a percentage of the stock price on the date of grant	—	—	—
Assumed volatility	45%	51%	168%

    The option-pricing model used was designed to value readily tradable stock options with relatively short lives. However, we believe that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

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    The following table sets forth information regarding options outstanding and vested at December 31, 2000:

Options Outstanding				Options Vested
Shares	Exercise Price	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
1,706,308	$0.26-17.75	9.04 years	$5.85	1,366,802	$0.35

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    As described in Note 2, we use the intrinsic value method to measure compensation expense associated with grants of stock options to employees. If we had used the fair value method to measure compensation, reported net loss would have been as follows:

	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 2000
As reported	$(5,261)	$(6,600)	$(16,704)

Pro forma	$(5,337)	$(8,277)	$(19,991)

Pro forma loss per share	$(2.42)	$(12.09)	$(0.99)

  RESERVED SHARES

    At December 31, 2000, 4,891,534 shares of common stock were reserved for issuance under our stock option plans and outstanding warrants.

5.  INCOME TAXES

    The components of the provision for income taxes consisted of the following:

	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 2000
Federal—deferred	$(1,619,000)	$(2,144,000)	$(4,786,000)
State—deferred	(500,000)	(627,000)	(1,606,000)
State—current	—	—	47,000
Increase in valuation allowance	2,119,000	2,771,000	6,392,000

Provision for income taxes	$—	$—	$47,000

    A reconciliation of the statutory federal rate to the effective rate for all periods is as follows:

Statutory Federal rate benefi	(34)%
State, net of Federal effect	(6)
Valuation allowance provided	40

Effective rate	—%

    Deferred tax assets and liabilities consisted of the following:

	December 31, 1999	December 31, 2000
Deferred tax assets (liabilities):
Property and equipment	$(58,000)	$(153,000)
Accounts receivable—allowance for doubtful accounts	76,000	117,000
Accrued liabilities	72,000	231,000
Net operating loss carryforwards	5,336,000	11,165,000
Research and development credits	133,000	610,000
Valuation allowance	(5,559,000)	(11,970,000)

	$—	$—

    At December 31, 2000, we had net operating loss carryforwards for federal and state tax purposes aggregating approximately $27.7 million available to offset future taxable income.

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These net operating loss carryforwards expire in varying amounts through 2020. At December 31, 2000, we had federal and state tax credits aggregating $610,000 available to offset future taxable income, expiring through 2014. Due to changes in ownership due to stock issuances during 1997, 1998 and 1999, our ability to utilize these carryforwards and credits is likely to be limited.

    The valuation allowance increased by $2,771,000 and $6,392,000 in 1999 and 2000, respectively, primarily due to the generation of net operating loss carryforwards and credits for which realization is not more likely than not.

6.  EMPLOYEE BENEFIT PLAN

    We have a qualified 401(k) retirement plan (the "Plan") under which eligible employees may contribute up to 20% of their annual compensation, subject to limitations imposed by the Internal Revenue Code. We provide matching contributions of 50% of the employee salary deferral, up to 5% of eligible earnings. Employees vest immediately in their contributions and earnings thereon and ratably over six years in our contributions. During the years ended December 31, 1998, 1999, and 2000, we made matching contributions of approximately $55,800, $81,880 and $174,225 respectively.

7.  COMMITMENTS AND CONTINGENCIES

  LEASE COMMITMENTS

    We have operating lease agreements for facilities. In 2000, we entered into a short-term lease for an operating facility. This lease called for rental payments of $171,126 and expired at the end of September 2000. We also entered into a ten year lease, commencing in October 2000, for a 78,260 sq. ft. operating facility.

    Future minimum lease commitments for all noncancelable operating leases at December 31, 2000 approximated the following:

Years Ending December 31:
2001	$2,108,000
2002	2,114,000
2003	2,136,000
2004	2,251,000
2005	2,251,000
Thereafter	5,486,000

    Rent expense under operating lease agreements approximated (including the termination fee) $198,400, $255,835 and $1,170,551 for the years ended December 31, 1998, 1999 and 2000 respectively.

8.  EVENTS SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITORS' REPORT (Unaudited)

    On September 17, 2001, we agreed to be acquired by divine, inc. in a transaction involving the exchange of 2.4233 shares of divine common stock for each of our outstanding common shares. The acquisition is expected to be accounted for using purchase accounting. The acquisition is subject to a number of conditions, including approval of the transaction by our stockholders and, if required under the rules of Nasdaq, those of divine.

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Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

divine, Inc.

DI2 Acquisition Company

and

Eprise Corporation

September 17, 2001

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ARTICLE VII	Conditions	A-50
7.1	Conditions to Each Party's Obligations	A-50
7.2	Conditions to the Obligations of the Company	A-51
7.3	Conditions to the Obligations of Parent	A-52
ARTICLE VIII	Termination	A-53
8.1	Termination by Mutual Consent	A-53
8.2	Termination by either the Company or Parent	A-53
8.3	Termination by the Company	A-53
8.4	Termination by Parent	A-54
8.5	Effect of Termination; Termination Fee	A-54
ARTICLE IX	Miscellaneous and General	A-56
9.1	Payment of Expenses	A-56
9.2	Non-Survival of Representations and Warranties	A-56
9.3	Modification or Amendment	A-56
9.4	Waiver of Conditions	A-57
9.5	Counterparts	A-57
9.6	Governing Law; Jurisdiction	A-57
9.7	Notices	A-57
9.8	Entire Agreement; Assignment	A-58
9.9	Parties in Interest	A-58
9.10	Certain Definitions	A-58
9.11	Severability	A-60
9.12	Specific Performance	A-60
9.13	Recovery of Attorney's Fees	A-60
9.14	Captions	A-61
9.15	No Strict Construction	A-61

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TABLE OF DEFINED TERMS

Alternate Transaction	Section 9.10(a)
Agreement	Introduction
Authorized Representatives	Section 6.6
Certificate of Merger	Section 1.2
Certificates	Section 4.2(b)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Commercial Software	Section 5.1(o)(v) and Section 5.2(o)(x)
Company	Introduction
Company Acquisition Proposal	Section 6.2(a)
Company Affiliate	Section 6.8
Company Affiliate Letter	Section 6.8
Company Common Stock	Recitals
Company Contract	Section 5.2(p)
Company Disclosure Schedule	Section 5.2
Company Embedded Products	Section 5.2(o)(x)
Company Financial Statements	Section 5.2(h)(ii)
Company Insurance Policies	Section 5.2(u)
Company Key Employees	Section 5.2(p)(ii)
Company Option	Section 4.1(c)(i)
Company Option Plans	Section 5.2(b)
Company Plan Affiliate	Section 5.2(n)(i)
Company Proprietary Rights	Section 5.2(o)(i)
Company Restricted Shares	Section 4.1(a)
Company Rights	Section 5.2(y)
Company Rights Agreement	Section 5.2(y)
Company Scheduled Plans	Section 5.2(n)(i)
Company SEC Reports	Section 5.2(h)(i)
Company Software	Section 5.2(o)(vii)
Company Software Authors	Section 5.2(o)(vii)
Company Stock	Recitals
Company Stockholders Meeting	Section 6.3(a)
Company Superior Proposal	Section 6.2(a)
Company Warrant	Section 4.1(c)(iii)
Confidentiality Agreement	Section 6.6
Covered Parties	Section 6.14(a)
DGCL	Section 1.1
EDGAR	Section 5.1(i)(i)
Effective Time	Section 1.2
Encumbrance	Section 9.10(b)
Environmental Costs and Liabilities	Section 5.2(s)
Environmental Laws	Section 5.2(s)
ERISA	Section 9.10(c)
ESPP	Section 4.1(c)(vi)
Exchange Act	Section 5.1(g)
Exchange Agent	Section 4.2(a)

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Exchange Ratio	Section 4.1(a)
Final Delisting Date	Section 9.10(d)
GAAP	Section 5.1(i)(ii)
Governmental Entity	Section 9.10(e)
Hazardous Material	Section 5.2(s)
HSR Act	Section 5.1(g)
IRS	Section 5.2(n)(ii)
Knowledge	Section 9.10(f)
Material Adverse Effect	Section 9.10(g)
Material Subsidiary	Section 9.10(h)
Merger	Recitals
Merger Sub	Introduction
NNM	Section 4.3
Other Proxy Statements	Section 5.1(l)
Other Registration Statements	Section 5.1(l)
Parent	Introduction
Parent Common Stock	Recitals
Parent Disclosure Schedule	Section 5.1
Parent Embedded Products	Section 5.1(o)(v)
Parent Financial Statements	Section 5.1(i)(ii)
Parent Option Plans	Section 5.1(c)
Parent Proprietary Rights	Section 5.1(o)(i)
Parent Rights	Section 5.1(c)
Parent Rights Agreement	Section 5.1(c)
Parent SEC Reports	Section 5.1(i)(i)
Parent Shares	Section 4.1(a)
Parent Stockholders Meeting	Section 6.3(b)
Parties	Introduction
Person	Section 9.10(i)
Post-Merger Exercise Price	Section 4.1(c)(i)
Proprietary Rights	Section 5.1(o)(v) and Section 5.2(o)(x)
Proxy Statement	Section 6.4
Restraints	Section 7.1(c)
Returns	Section 9.10(j)
S-4 Registration Statement	Section 6.4
SEC	Section 5.1(i)(i)
Securities Act	Section 5.1(g)
Share Consideration	Section 4.2(a)
Significant Tax Agreement	Section 9.10(k)
Software Distribution Agreement	Section 6.15
Stock Merger Exchange Fund	Section 4.2(a)
Subsidiary	Section 9.10(l)
Substitute Option	Section 4.1(c)(i)
Substitute Warrant	Section 4.1(c)(iii)
Surviving Corporation	Section 1.1
Tax	Section 9.10(m)
Taxes	Section 9.10(m)
Termination Date	Section 8.2(a)
Termination Fee	Section 8.5(b)
Transaction Expenses	Section 9.1

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EXHIBITS

Form of Certificate of Incorporation of Surviving Corporation	Exhibit A
Form of Company Affiliate Letter	Exhibit B
Form of Software Distribution Agreement	Exhibit C

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AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of September 17, 2001, by and among divine, inc., a Delaware corporation ("Parent"), DI2 Acquisition Company , a Delaware corporation and a direct wholly-owned Subsidiary of Parent ("Merger Sub"), and Eprise Corporation, a Delaware corporation (the "Company"). Parent, Merger Sub and the Company are referred to collectively herein as the "Parties". Capitalized terms used herein are defined as referenced in the Table of Defined Terms contained herein.

RECITALS

    WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company has determined that it is in the best interests of each corporation and its respective stockholders that the Company and Parent enter into a business combination through the merger of the Merger Sub with and into the Company (the "Merger") and, in furtherance thereof, has approved the Merger and the transactions contemplated hereby and declared this Agreement to be advisable to its respective stockholders;

    WHEREAS, pursuant to the Merger, the outstanding shares of the common stock, par value $0.001 per share, of the Company ("Company Common Stock", and, together with all other capital stock of the Company, "Company Stock") shall be converted into the right to receive shares of the Class A common stock, par value $0.001 per share, of the Parent ("Parent Common Stock") as set forth herein; and

    WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

    NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

The Merger; Effective Time; Closing

    1.1  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time, the Merger Sub shall be merged with and into the Company, the separate corporate existence of the Merger Sub shall thereupon cease, and the Company shall be the successor or surviving corporation and shall continue its existence under the laws of the State of Delaware. The Company, as the surviving corporation after the consummation of the Merger, is sometimes hereinafter referred to as the "Surviving Corporation".

    1.2  Effective Time.  Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing a duly executed certificate of merger of the Company (the "Certificate of Merger") with the Office of the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the provisions of Section 251 of the DGCL, as soon as practicable, and shall take all other action required by law to effect the Merger. The Merger shall become effective upon such filing or at such later time as is agreed to in writing by the parties and provided in the Certificate of Merger (the "Effective Time").

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    1.3  Closing.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article VIII, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., local time, at the offices of Bell, Boyd & Lloyd LLC, 70 West Madison Street, Suite 3300, Chicago, Illinois 60602, on the business day all of the conditions to the obligations of the Parties to consummate the Merger as set forth in Article VII have been satisfied or waived, or such other date, time or place as is agreed to in writing by the Parties (the "Closing Date").

    1.4  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.5  Appraisal Rights.  In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of shares of Company Common Stock in connection with the Merger.

ARTICLE II

The Surviving Corporation

    2.1  Certificate of Incorporation; Name.  At the Effective Time, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth on Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

    2.2  Bylaws.  At the Effective Time, the by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

    2.3  Additional Actions.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company, or (b) otherwise carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are authorized to take, and will take, any and all such lawful actions.

ARTICLE III

Directors and Officers of the Surviving Corporation

    3.1  Directors.  The directors of Merger Sub shall be the initial directors of the Surviving Corporation, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and by-laws.

    3.2  Officers.  The officers of Merger Sub shall be the initial officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until

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their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and by-laws.

ARTICLE IV

Merger Consideration; Conversion or Cancellation of Shares in the Merger

    4.1  Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger.  At the Effective Time, the manner of converting or canceling shares of capital stock of the Company and Merger Sub shall be as follows:

      (a)  Conversion of Company Stock.  Subject to adjustment, if applicable, pursuant to Sections 4.1(e) hereof, and subject to the provisions of Section 4.3 hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock described in Section 4.1(d) but including any shares of Company Common Stock that are restricted under the applicable Company Option Plans (the "Company Restricted Shares")), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive 2.4233 shares of Parent Common Stock. The shares of Parent Common Stock issuable in connection with the Merger and the transactions contemplated thereby are referred to herein as the "Parent Shares". At the Effective Time, all shares of Company Common Stock converted into the right to receive Parent Shares pursuant to this Section 4.1(a) shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be canceled and cease to exist, and each holder of a certificate theretofore representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares of Company Stock, except the right to receive, upon the surrender of such certificate (or other appropriate action) in accordance with Section 4.2, the number of Parent Shares specified above. The ratio of shares of Parent Common Stock issuable per share of Company Common Stock, as adjusted from time to time pursuant to Section 4.1(e), is sometimes hereinafter referred to as the "Exchange Ratio". All Parent Shares issued in exchange for Company Restricted Shares shall become vested upon the same terms and conditions as were applicable to such Company Restricted Shares immediately prior to the Effective Time, after giving effect to any provision contained in the Company Option Plans providing for accelerated vesting as a result of this Agreement.

      (b)  Stock of Merger Sub.  Each share of common stock, par value $0.001 per share, of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into, and shall become, one share of common stock, par value $0.001 per share, of the Surviving Corporation.

      (c)  Outstanding Options, Warrants and Purchase Rights.

         (i) Each option to purchase shares of Company Common Stock that is outstanding and unexercised pursuant to the Company Option Plans in effect on the date hereof (each, a "Company Option"), and for which the result of dividing (A) the exercise price of such Company Option by (B) the Exchange Ratio and rounding the result to the nearest tenth of one cent (hereinafter, the "Post-Merger Exercise Price") is greater than the closing sale price of the Parent Shares on the trading day immediately preceding the Effective Time, shall, at the Effective Time, become and

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    represent an option (a "Substitute Option") to purchase a number of Parent Shares equal to the number of shares of Company Stock for which such Company Option was exercisable, at an exercise price per share equal to the closing sale price of the Parent Shares on the trading day immediately preceding the Effective Time.

         (ii) Each Company Option for which the Post-Merger Exercise Price is less than or equal to the closing sale price of the Parent Shares on the trading day immediately preceding the Effective Time shall, at the Effective Time, become and represent a Substitute Option to purchase the number of Parent Shares (rounded to the nearest full share) determined by multiplying (X) the number of Company Shares subject to such Company Option immediately prior to the Effective Time by (Y) the Exchange Ratio, at an exercise price per share of Parent Shares equal to the Post-Merger Exercise Price.

        (iii) At the Effective Time, each Company Promise to Grant Stock Options dated June 11, 2001 shall be assumed by Parent, and Parent shall grant to each such promisee a Substitute Option to purchase the number of Parent Shares (rounded to the nearest full share) determined by multiplying (X) the number of Company Shares subject to such Promise immediately prior to the Effective Time by (Y) the Exchange Ratio, at an exercise price per share of Parent Shares equal to the closing sale price of the Parent Shares on the trading day immediately preceding the Effective Time.

        (iv) It is the intent of the Parties that the Substitute Options shall qualify following the Effective Time as "incentive stock options" as defined in Section 422 of the Code to the extent that the related Company Options qualified as incentive stock options immediately prior to the Effective Time, and the provisions of this Section 4.1(c) shall be applied consistent with such intent.

         (v) Upon the Effective Time, each warrant to purchase shares of Company Common Stock that is outstanding and unexercised (each, a "Company Warrant") shall become and represent a warrant to purchase (a "Substitute Warrant") a number of Parent Shares at an exercise price as determined in accordance with the terms of such Company Warrant.

        (vi) After the Effective Time, except as provided above in this Section 4.1(c), each Substitute Option and Substitute Warrant shall be exercisable upon the same terms and conditions as were applicable under the related Company Option or Company Warrant or Promise to Grant Stock Options, as the case may be, immediately prior to the Effective Time after giving effect to any provision contained in such Company Option, Company Warrant or related agreement, as the case may be, providing for accelerated vesting as a result of this Agreement.

        (vii) The Company agrees that, after the date of this Agreement, it will not grant any stock appreciation rights or limited stock appreciation rights and will not permit cash payments to holders of Company Options or Company Warrants in lieu of the substitution therefor of Substitute Options, as described in this Section 4.1(c). Parent will reserve a sufficient number of Parent Shares for issuance under this Section 4.1(c) and Section 6.16 hereof.

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       (viii) Upon the Effective Time, each right to purchase shares of Company Common Stock that is outstanding and unexercised under the Company's 2000 Employee Stock Purchase Plan shall be converted into a right to purchase shares of Parent Common Stock under Parent's 2000 Employee Stock Purchase Plan (the "ESPP") in accordance with the terms thereof.

      (d)  Cancellation of Other Capital Stock, and Treasury Stock.  All of the shares of Company Stock that are owned by the Company as treasury stock and all of the capital stock of the Company other than the Company Common Stock, shall automatically cease to be outstanding, shall be canceled and shall cease to exist and no Parent Shares shall be delivered in exchange therefor.

      (e)  Adjustment to Exchange Ratio for Organic Changes.  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into or exercisable or exchangeable for shares of Parent Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Parent Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

    4.2  Payment for Parent Shares in the Merger.  The manner of exchanging certificates formerly representing shares of Company Common Stock for certificates representing shares of Parent Common Stock in the Merger shall be as follows:

      (a)  Exchange Agent.  On or prior to the Closing Date, Parent shall make available to Computershare Investor Services, LLC, or other entity mutually agreed upon by the Parties (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, a sufficient number of certificates representing the Parent Shares required to effect the delivery of the aggregate consideration in Parent Shares required to be issued pursuant to the terms hereof (collectively, the "Share Consideration" and the certificates representing the shares of Parent Common Stock comprising such aggregate Share Consideration being referred to hereinafter as the "Stock Merger Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Share Consideration out of the Stock Merger Exchange Fund. The Stock Merger Exchange Fund shall not be used for any purpose other than as set forth in this Agreement.

      (b)  Exchange Procedures.  Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") (i) a form of letter of transmittal, in a form reasonably satisfactory to the Parties (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Subject to Section 4.5, upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates shall be entitled to receive for each of the shares of Company Common Stock represented by such Certificates the Share Consideration, without interest, allocable to such Certificates and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, such Certificates shall

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  represent solely the right to receive the Share Consideration allocable to such Certificates.

      (c)  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions on Parent Shares, having a record date after the Effective Time and payable to the holders of record thereof after the Effective Time will be paid to Persons entitled by reason of the Merger to receive Parent Shares until such Persons surrender their Certificates as provided in Section 4.2(b) above. Upon such surrender, there shall be paid to the Person in whose name the Parent Shares are issued any dividends or other distributions having a record date after the Effective Time and payable with respect to such Parent Shares between the Effective Time and the time of such surrender. After such surrender, at the appropriate payment date, there shall be paid to the Person in whose name the Parent Shares are issued any dividends or other distributions on such Parent Shares with a payment date after such surrender which shall have a record date after the Effective Time. In no event shall the Persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

      (d)  Transfers of Ownership.  If any certificate representing Parent Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such Parent Shares, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

      (e)  No Liability.  Neither the Exchange Agent nor any of the Parties shall be liable to a holder of shares of Company Stock for any Parent Shares or any dividend to which the holders thereof are entitled, that are delivered to a public official pursuant to applicable escheat law. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Shares held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Parent Shares for the account of the Persons entitled thereto.

      (f)  Termination of Funds.  Subject to applicable law, any portion of the Stock Merger Exchange Fund that remains unclaimed by the former stockholders of the Company for one (1) year after the Effective Time shall be delivered to Parent, upon demand of Parent, and any former stockholder of the Company shall thereafter look only to Parent for payment of such stockholder's applicable claim for the Share Consideration for such stockholder's shares of Company Common Stock.

    4.3  Fractional Parent Shares.  No fractional Parent Shares shall be issued in connection with the Merger. If a holder of shares of Company Common Stock is entitled to receive any fractional Parent Shares based on application of the Exchange Ratio to the total number of shares of Company Common Stock held by such holder immediately prior to the Effective Time, such fractional Parent Shares shall be rounded up or down to the nearest whole number (with fractions equal to or greater than 0.5 being rounded up).

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    4.4  Transfer of Company Shares after the Effective Time.  After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. All Share Consideration issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Corporation or the Parent for any reason, they shall be canceled and exchanged as provided in this Article IV.

    4.5  Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making and delivery of an affidavit of that fact by the holder thereof, such Parent Shares and any dividends or other distributions to which the owner thereof is entitled; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a customary bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

    4.6  Withholding Rights.  Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article IV such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, Company Option or Company Warrant, as the case may be, in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

ARTICLE V

Representations and Warranties

    5.1  Representations and Warranties of Parent and Merger Sub.  Parent and Merger Sub hereby represent and warrant to the Company that the statements contained in this Section 5.1 are true and correct, except to the extent specifically set forth on the disclosure schedule delivered contemporaneously with this Agreement by Parent to the Company (the "Parent Disclosure Schedule"). The Parent Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 5.1, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Section 5.1 (provided that the listing of an item in one paragraph of the Parent Disclosure Schedule shall be deemed to be a listing in each paragraph of the Parent Disclosure Schedule and to apply to any other representation and warranty of the Parent in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other paragraph or representation and warranty).

      (a)  Corporate Organization and Qualification.  Each of Parent, its Material Subsidiaries and the Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned,

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  leased or operated, or the business conducted, by it require such qualification, except where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent, its Material Subsidiaries and the Merger Sub has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub has heretofore delivered or made available to the Company complete and correct copies of its certificate of incorporation and by-laws, each as amended to date.

      (b)  Operations of Merger Sub.  Merger Sub is a direct, wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

      (c)  Capitalization.  The authorized capital stock of Parent consists of (i) 2,500,000,000 shares of Parent Common Stock, of which 164,124,076 shares were issued and outstanding on September 14, 2001, and 61,000,000 of which are validly reserved for issuance in connection with the Merger, (ii) 100,000,000 shares of Class C common stock, $0.001 par value per share, of which none were issued and outstanding on the date hereof, and (iii) 50,000,000 shares of preferred stock, $0.001 par value per share, 500,000 shares of which have been designated Series A Junior Participating Preferred Stock. No shares of Series A Junior Participating Preferred Stock are issued and outstanding as of the date hereof. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Section 5.1(c) of the Parent Disclosure Schedule, the Parent has no outstanding stock appreciation rights, phantom stock or similar rights, except, as of September 14, 2001, options to purchase 21,653,545 shares of Parent Common Stock were outstanding under Parent's 1999 Stock Incentive Plan and 893,689 shares are reserved for future grant under such Plan, 1,096,786 shares of Parent Common Stock had been issued pursuant to Parent's 2000 Employee Stock Purchase Plan and 3,069,880 shares are reserved for issuance under such Plan, and 19,112,287 options to purchase shares of Parent Common Stock were outstanding under Parent's 2001 Stock Incentive Plan and 9,887,713 shares are reserved for future grants under such Plan (the 1999 Stock Incentive Plan, 2000 Employee Stock Purchase Plan and 2001 Stock Incentive Plan collectively, the "Parent Option Plans"). As of September 14, 2001, except as set forth on Section 5.1(c) of the Parent Disclosure Schedule, other than options and shares issued or outstanding under the Parent Option Plans and the Rights (the "Parent Rights") under the Rights Agreement, dated as of February 12, 2001, between Parent and Computershare Investor Services, LLC, as amended (the "Parent Rights Agreement"), there are 2,100,007 outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Parent is a party, or by which it may be bound, requiring it to issue, transfer, grant, sell, purchase, redeem or acquire any shares of capital stock or any of its securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of Parent. Except as set forth on Section 5.1(c) of the Parent Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of the Parent. The authorized capital stock of

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  Merger Sub consists of 1,000 shares of common stock, $0.001 par value per share, 1,000 shares of which are issued and outstanding and held by Parent.

      (d)  Listings.  Parent's securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the NNM. When issued, each Parent Share will be duly listed and admitted for trading on the NNM.

      (e)  Authority Relative to this Agreement.  The board of directors of Merger Sub has approved this Agreement and declared it and the Merger to be advisable, and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The board of directors of Parent has declared the Merger and the related issuance of Parent Shares advisable, has duly and validly authorized this Agreement and the consummation by Parent of the transactions contemplated hereby and has recommended that the stockholders of Parent approve the Merger and the related issuance of shares of Parent Common Stock and Parent has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the approval of the issuance of the Parent Shares pursuant to this Agreement by the stockholders of Parent in accordance with the rules and regulations of the NNM. The affirmative vote of the holders of a majority in interest of the stock present or represented by proxy at the Parent Stockholders Meeting, provided a quorum is present, is sufficient for Parent's stockholders to approve the issuance of shares of Parent Common Stock in connection with the Merger, and no other approval of any holder of any securities of Parent is required in connection with the consummation of the transactions contemplated hereby. This Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

      (f)  Present Compliance with Obligations and Laws.  Neither Parent nor any of its Material Subsidiaries is: (i) in violation of its certificate of incorporation, by-laws or similar documents; (ii) in default in the performance of any obligation, agreement or condition of any debt instrument which (with or without the passage of time or the giving of notice, or both) affords to any Person the right to accelerate any indebtedness or terminate any right; (iii) in default under or breach of (with or without the passage of time or the giving of notice) any other contract to which it is a party or by which it or its assets are bound; or (iv) in violation of any law, regulation, administrative order or judicial order, decree or judgment (domestic or foreign) applicable to it or its business or assets, except where any violation, default or breach under items (ii), (iii), or (iv) would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent.

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      (g)  Consents and Approvals; No Violation.  Neither the execution and delivery of this Agreement nor the consummation by Parent of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the certificate of incorporation (or other similar documents) or by-laws (or other similar documents) of Parent; (ii) require any consent, approval, authorization or permit of, or registration or filing with or notification to, any governmental or regulatory authority, in each case, by or on behalf of Parent, except (A) in connection with the applicable requirements, if any, of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) pursuant to the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") (including a Schedule 13D with regard to the Parent Stockholders Agreement in accordance with the Exchange Act), and the NNM, (C) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which Parent is authorized to do business, (D) as may be required by any applicable state securities laws, (E) the consents, approvals, orders, authorizations, registrations, declarations and filings required under the antitrust or competition laws of foreign countries identified in the Parent Disclosure Schedule, or (F) where the failure to obtain such consent, approval, authorization or permit, or to make such registration, filing or notification, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent or adversely affect the ability of Parent to consummate the transactions contemplated hereby; (iii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any indenture, note, license, lease, agreement or other instrument or obligation to which Parent or any of its Material Subsidiaries is a party or by which any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or adversely affect the ability of Parent to consummate the transactions contemplated hereby; (iv) cause the suspension or revocation of any authorizations, consents, approvals or licenses currently in effect which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Parent; or (v) assuming the consents, approvals, authorizations or permits and registrations, filings or notifications referred to in this Section 5.1(g) are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Material Subsidiaries or to any of their respective assets, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or adversely affect the ability of Parent to consummate the transactions contemplated hereby. Without limiting the foregoing, on or prior to the date of this Agreement, Parent has obtained the written consent of Computer Associates International, Inc. to this transaction under those certain Non-Competition Agreements, dated as of March 29, 1999, among PLATINUM Technologies International, inc. and certain principal officers of Parent.

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      (h)  Litigation.  Except as set forth in the Parent SEC Reports filed prior to the date hereof or in Section 5.1(h) of the Parent Disclosure Schedule, there are no actions, suits, claims, investigations or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in obligations or liabilities of Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Parent or adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement. Neither Parent nor any of its Material Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which (i) has or may have the effect of prohibiting or impairing any business practice of Parent or any of its Subsidiaries, any acquisition of property (tangible or intangible) by Parent or any of its Subsidiaries, the conduct of the business by Parent or any of its Subsidiaries, or Parent's ability to perform its obligations under this Agreement or (ii) individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Parent.

      (i)  SEC Reports; Financial Statements.

         (i) Parent has filed all forms, reports and documents with the Securities and Exchange Commission (the "SEC") required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act (collectively, the "Parent SEC Reports") and all of which are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR"). None of the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's Subsidiaries is required to file any forms, reports or other documents with the SEC.

         (ii) The consolidated balance sheets and the related consolidated statements of income, stockholders' equity (deficit) and cash flows (including the related notes thereto) of Parent included in the Parent SEC Reports (collectively, "Parent Financial Statements") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods involved ("GAAP") (except as otherwise noted therein or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and present fairly the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein, except that the unaudited interim financial statements do not include footnote disclosure of the type associated with audited financial statements and were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

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        (iii) Since June 30, 2001, there has not been any material change, by Parent or any of its Subsidiaries, in accounting principles, methods or policies for financial accounting purposes, except as required by concurrent changes in generally accepted accounting principles, or as disclosed in the Parent SEC Reports. There are no material amendments or modifications to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act, which have not been filed with the SEC but which are required to be filed.

      (j)  No Liabilities.  Neither Parent nor any of its Subsidiaries has any material indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due or asserted or unasserted), and, to the Knowledge of Parent, there is no reasonable basis for the assertion of any claim with respect to any indebtedness, obligation or liability of any nature against Parent or any of its Subsidiaries, except for indebtedness, obligations and liabilities (i) that are fully reflected in, reserved against or otherwise described in the most recent Parent Financial Statements, (ii) that have been incurred after the date of the most recent Parent Financial Statements in the ordinary course of business, consistent with past practice, (iii) that are obligations to perform under executory contracts in the ordinary course of business (none of which is a liability resulting from a breach of contract or warranty, tort, infringement or legal action), or (v) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

      (k)  Absence of Certain Changes or Events.  Except as described in the Parent SEC Reports or as otherwise set forth in the Parent Disclosure Schedule, since June 30, 2001, except with respect to the actions contemplated by this Agreement, there has not been (i) any Material Adverse Effect on Parent (or the occurrence or failure to occur of any event that would reasonably be expected to result in a Material Adverse Effect on Parent); (ii) any damage, destruction or loss of any assets of Parent or any of its Material Subsidiaries (whether or not covered by insurance) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; (iii) any material change by Parent in its accounting methods, principles or practices; (iv) any revaluation by the Parent or any of its Subsidiaries of any of its or their assets that would reasonably be expected to result in a Material Adverse Effect on Parent; (v) any labor dispute or charge of unfair labor practice (other than routine individual grievances), which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent, any activity or proceeding by a labor union or representative thereof to organize any employee of Parent or any of its Subsidiaries or any campaign being conducted to solicit authorization from employees to be represented by such labor union in each case which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Parent; or (vi) any waiver by Parent or any of its Subsidiaries of any rights that would reasonably be expected to result in a Material Adverse Effect on Parent.

      (l)  S-4 Registration Statement and Proxy Statement/Prospectus.  None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement will (i) in the case of the S-4 Registration Statement, at the time it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact

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  required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Company Stockholders Meeting and Parent Stockholders Meeting (if necessary) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, Merger Sub or any of their respective officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4 Registration Statement, Parent shall promptly inform the Company so that such event may be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The S-4 Registration Statement will (with respect to Parent and Merger Sub) comply as to form in all material respects with the requirements of the Securities Act. The Proxy Statement will (with respect to Parent and Merger Sub) comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its affiliates or advisors which is contained in any of the foregoing documents. Any registration statement(s) filed with the SEC by Parent between the date hereof and the Effective Time (other than the S-4 Registration Statement) are referred to collectively herein as the "Other Registration Statements". Any proxy statement(s) filed with the SEC by Parent between the date hereof and the Effective Time (other than the Proxy Statement) are referred to collectively herein as the "Other Proxy Statements". None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (or, to Parent's Knowledge, any other information included or incorporated by reference into) the Other Registration Statements or the Other Proxy Statements will (i) in the case of the Other Registration Statements, at the time they become effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein not misleading, or (ii) in the case of the Other Proxy Statements, at the time of the mailing of such Other Proxy Statement and at the time of any stockholder action related thereto and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (m)  Taxes.

         (i) Parent and each of its Material Subsidiaries has timely filed (after taking into account any extensions to file) all federal, state, local and foreign Returns required by applicable Tax law to be filed by Parent and each of its Material Subsidiaries. All Taxes owed by Parent or any of its Material Subsidiaries to a taxing authority, or for which Parent or any of its Material Subsidiaries is liable, whether to a taxing authority or to other Persons or entities under a Significant Tax Agreement, as of the date hereof, have been paid and, as of the Effective Time, will have been paid. All Returns were true and correct in all material respects when filed. Other

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    than any reserve for deferred Taxes established to reflect timing differences between book and Tax treatment, Parent has made accruals for Taxes on the Parent Financial Statements which are adequate to cover any Tax liability of Parent and each of its Subsidiaries determined in accordance with generally accepted accounting principles through the date of the Parent Financial Statements.

         (ii) Parent and each of its Material Subsidiaries have withheld with respect to its employees, creditors, independent contractors, stockholders or other parties all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

        (iii) Except as set forth in Section 5.1(m) of the Parent Disclosure Schedule, there is no Tax deficiency outstanding, assessed, or to Parent's Knowledge, proposed against Parent or any of its Material Subsidiaries. Neither Parent nor any of its Material Subsidiaries have executed or requested any waiver of any statute of limitations on or extending the period for the assessment or collection of any federal or material state Tax that is still in effect. There are no liens for Taxes on the assets of Parent or of any of its Material Subsidiaries other than with respect to Taxes not yet due and payable.

        (iv) Except as set forth in Section 5.1(m) of the Parent Disclosure Schedule, to Parent's Knowledge, no federal or state Tax audit or other examination of Parent or any of its Material Subsidiaries is presently in progress, nor has Parent or any of its Material Subsidiaries been notified either in writing or orally of any request for such federal or state Tax audit or other examination.

         (v) Neither Parent nor any of its Material Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent.

      (n)  Unlawful Payments and Contributions.  To the Knowledge of Parent, neither Parent, any Subsidiary of Parent nor any of their respective directors, officers, employees or agents has, with respect to the businesses of Parent or its Subsidiaries, (i) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person or entity.

      (o)  Parent Intangible Property.

         (i) Except as set forth in Section 5.1(o) of the Parent Disclosure Schedule, Parent owns, or is licensed, or otherwise possesses legally enforceable rights, to use, sell or license, as applicable, all Proprietary Rights (excluding in each case Commercial Software) used, sold, distributed or licensed in or as a part of the business of Parent and its Material Subsidiaries as currently conducted ("Parent Proprietary Rights").

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         (ii) Except as set forth in Section 5.1(o) of the Parent Disclosure Schedule, or except for Commercial Software and Parent Embedded Products for which Parent has valid non-exclusive licenses that are adequate for the conduct of Parent's business, Parent is the sole and exclusive owner of the Parent Proprietary Rights (free and clear of any Encumbrances), and except for non-exclusive licenses entered into in the ordinary course of business, has sole and exclusive rights to the use and distribution therefor or the material covered thereby in connection with the services or products in respect of which such Parent Proprietary Rights are currently being used, sold, licensed or distributed in the course of or as part of the business of Parent as currently conducted.

        (iii) Except as disclosed in Section 5.1(o) of the Parent Disclosure Schedule, to the Knowledge of Parent (A) Parent has not materially infringed on any intellectual property rights of any third Persons and (B) none of the Parent Proprietary Rights materially infringes on any intellectual property rights of any third Persons, except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Parent.

        (iv) Except as disclosed in Section 5.1(o) of the Parent Disclosure Schedule, no actions, suits, claims, investigations or proceedings with respect to the Parent Proprietary Rights (other than Parent Embedded Products) are pending or, to the Knowledge of Parent, threatened by any Person, (A) alleging that the manufacture, sale, license, distribution or use of any Parent Proprietary Rights as now manufactured, sold, licensed, distributed or used by Parent or any third party infringes on any intellectual property rights of any third party, (B) against the use or distribution by Parent or any third party of any Parent Propriety Rights or (C) challenging the ownership by Parent or validity of any Parent Proprietary Rights.

         (v) For the purpose of this Section 5.1(o), the following terms have the following definitions: (A) the term "Commercial Software" means packaged commercially available software programs generally available to the public which have been licensed to Parent pursuant to end-user licenses that permit the use of such programs without a right to modify, distribute or sublicense the same; (B) the term "Parent Embedded Products" means third party software that is incorporated in any existing product or service of Parent; and (C) the term "Proprietary Rights" means (1) patents, patent applications and inventions, (2) trademarks, service marks, trade dress, trade names, Internet domain names and corporate names (in Parent's state of incorporation) and registrations and applications for registration thereof, (3) copyrights and registrations and applications for registration thereof, (4) mask works and registrations and applications for registration thereof, (5) computer software, data and documentation (in both source code and object code form), (6) trade secrets, know-how and copyrightable works, and (7) all renewals, extensions, revivals and resuscitations thereof, but does not include Commercial Software or Company Embedded Products.

      (p)  Takeover Statute.  No "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to Parent is applicable to the Merger or the other transactions contemplated hereby. Assuming the

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  accuracy of the representation and warranty set forth in Section 5.2(aa), the action of the board of directors of Parent in approving this Agreement (and the transactions provided for herein) is sufficient to render inapplicable to this Agreement (and the transactions provided for herein) the restrictions on "business combinations" (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

      (q)  Company Stock.  Neither Parent nor, to the Knowledge of Parent, any of its Subsidiaries (including Merger Sub) is, nor at any time during the last three years has any of such been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. Neither Parent nor, to the Knowledge of Parent, any of its Subsidiaries (including Merger Sub) owns (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

      (r)  Not an Investment Company.  Parent is not an "investment company" within the meaning of that term as used in the Investment Company Act of 1940, as amended.

      (s)  Brokers and Finders.  Neither Parent nor any of its Subsidiaries has employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

      (t)  Amendment to Parent Rights Plan.  The board of directors of the Parent has authorized an amendment to, the Parent Rights Agreement so that (i) neither the Company nor any of it affiliates, will become an "Acquiring Person" (as defined in the Parent Rights Agreement) as a result of the Company's execution of this Agreement, and (ii) no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Parent Rights Agreement) will occur as a result of the Company's execution of this Agreement.

    5.2  Representations and Warranties of the Company.  The Company hereby represents and warrants to Parent and Merger Sub that the statements contained in this Section 5.2 are true and correct, except to the extent specifically set forth on the disclosure schedule delivered contemporaneously with this Agreement by the Company to Parent and Merger Sub (the "Company Disclosure Schedule"). The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 5.2, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Section 5.2 (provided that the listing of an item in one paragraph of the Company Disclosure Schedule shall be deemed to be a listing in each paragraph of the Company Disclosure Schedule and to apply to any other representation and warranty of the Company in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other paragraph or representation and warranty).

      (a)  Corporate Organization and Qualification.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is qualified and in good standing as a foreign entity in each jurisdiction where the properties owned, leased or operated, or the business

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  conducted, by it require such qualification, except where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted. All of the Subsidiaries of the Company are set forth in Section 5.2(a) of the Company Disclosure Schedule. The Company has heretofore delivered or made available to Parent complete and correct copies of its certificate of incorporation and by-laws and the charter documents of its material Subsidiaries, each as amended.

      (b)  Capitalization.  The authorized capital stock of the Company consists of 90,000,000 shares of Company Common Stock, of which 22,283,977 shares were issued and outstanding as of September, 17, 2001, and 10,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as Series A Junior Participating Preferred, none of which are issued or outstanding. All of the outstanding shares of capital stock of the Company and its Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. The Company has no outstanding stock appreciation rights, phantom stock or similar rights. All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all liens, pledges, charges, encumbrances, claims and options of any nature. Except for (i) options to purchase an aggregate of 1,798,800 shares of Company Common Stock outstanding as of August 30, 2001 pursuant to the Company's 1994 Stock Option Plan, 1997 Amended and Restated Stock Option Plan and 2000 Non-Employee Director Stock Option Plan (collectively, the "Company Option Plans"), (ii) options outstanding for the current Offering Period under the Company's 2000 Employee Stock Purchase Plan, and (iii) the Company Warrants and the Company Rights (as hereinafter defined), there are no outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Company or any of its Subsidiaries is a party, or by which any of them may be bound, requiring them to issue, transfer, grant, sell, purchase, redeem or acquire any shares of capital stock or any of their securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its Subsidiaries. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company. No existing rights with respect to the registration of shares of Company Common Stock under the Securities Act, including, but not limited to, demand rights or piggy-back registration rights, shall apply with respect to any Parent Shares issuable in connection with the Merger or upon exercise of Substitute Options or Substitute Warrants. Section 5.2(b) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of the outstanding options and warrants to acquire shares of Company Stock, the name of the holder of such option or warrant, the exercise price of such option or warrant, the number of shares as to which such option or warrant will have vested at such date and whether the exercisability of such option or warrant will be accelerated in any way by the transactions contemplated by this Agreement and the extent of acceleration, if any, and any adjustments to such options or warrants resulting from the consummation of the transactions contemplated by this Agreement. Except as set forth in the Company Disclosure Schedule, since July 24, 2001, no Company Options

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  or other options or warrants convertible or exchangeable for shares of Company Stock have been issued or accelerated or had their terms modified.

      (c)  Fairness Opinion.  The board of directors of the Company has received in writing an opinion from Broadview International LLC, to the effect that, as of the date hereof and based upon and subject to the matters stated therein, the consideration to be received by the holders of shares of Company Common Stock in connection with the Merger is fair to such holders from a financial point of view and a copy of such opinion has been or, promptly upon becoming available, will be provided to Parent, and such opinion has not been withdrawn, revoked or modified; it being understood and acknowledged by Parent that such opinion has been rendered for the benefit of the board of directors of the Company and is not intended to be, and may not be, relied upon by Parent or Merger Sub, or any of their respective affiliates or stockholders.

      (d)  Authority Relative to this Agreement.  The board of directors of the Company has declared this Agreement and the Merger to be advisable and has unanimously recommended that the stockholders of the Company adopt this Agreement and approve the Merger, and the Company has the requisite corporate power and authority to execute and deliver this Agreement and, upon adoption of this Agreement by the stockholders of the Company, to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the adoption of this Agreement and the approval of the Merger by the stockholders of the Company in accordance with the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

      (e)  Present Compliance with Obligations and Laws.  Neither the Company nor any of its Subsidiaries is: (i) in violation of its certificate of incorporation or by-laws or similar documents; (ii) in default in the performance of any obligation, agreement or condition of any debt instrument which (with or without the passage of time or the giving of notice, or both) affords to any Person the right to accelerate any indebtedness or terminate any right; (iii) in default under or breach of (with or without the passage of time or the giving of notice) any other contract to which it is a party or by which it or its assets are bound; or (iv) in violation of any law, regulation, administrative order or judicial order, decree or judgment (domestic or foreign) applicable to it or its business or assets, except where any violation, default or breach under items (ii), (iii), or (iv) would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

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      (f)  Consents and Approvals; No Violation.  Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective certificate of incorporation (or other similar document) or by-laws (or other similar document) of the Company or any of its Subsidiaries; (ii) require any consent, approval, authorization or permit of, or registration or filing with or notification to, any governmental or regulatory authority, in each case, by or on behalf of the Company or any of its Subsidiaries, except (A) in connection with the applicable requirements, if any, of the HSR Act, (B) pursuant to the applicable requirements of the Securities Act and the Exchange Act and the NNM, (C) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company is authorized to do business, (D) as may be required by any applicable state securities laws, (E) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the antitrust or competition laws of any foreign country or (F) where the failure to obtain such consent, approval, authorization or permit, or to make such registration, filing or notification, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company or adversely affect the ability of the Company to consummate the transactions contemplated hereby; (iii) except as set forth in the Company Disclosure Schedule, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any indenture, note, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation, or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or adversely affect the ability of the Company to consummate the transactions contemplated hereby; (iv) cause the suspension or revocation of any authorizations, consents, approvals or licenses currently in effect which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company; or (v) assuming the consents, approvals, authorizations or permits and registrations, filings or notifications referred to in this Section 5.2(f) are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or to any of their respective assets, except for violations which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company or adversely affect the ability of the Company to consummate the transactions contemplated hereby.

      (g)  Litigation.  Except as disclosed in Company SEC Reports filed prior to the date hereof, or as set forth in Section 5.2(g) of the Company Disclosure Schedule, there are no actions, suits, claims, investigations or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in obligations or liabilities of the Company or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company or

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  adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which (i) has or may have the effect of prohibiting or impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries, the conduct of the business by the Company or any of its Subsidiaries, or Company's ability to perform its obligations under this Agreement or (ii) individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company.

      (h)  SEC Reports; Financial Statements.

         (i) Except as set forth in the Company Disclosure Schedule, the Company has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act (the "Company SEC Reports") all of which are available through EDGAR. None of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file any forms, reports or other documents with the SEC.

         (ii) The consolidated balance sheets and the related statements of income, stockholders' equity or deficit and cash flow (including the related notes thereto) of the Company included in the Company SEC Reports (collectively, the "Company Financial Statements") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods involved (except as otherwise noted therein or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and present fairly the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the results of its operations and its cash flow for the periods presented therein, except that the unaudited interim financial statements do not include footnote disclosure of the type associated with audited financial statements and were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

        (iii) Since June 30, 2001, there has not been any material change by the Company or any of its Subsidiaries in accounting principles, methods or policies for financial accounting purposes, except as required by concurrent changes in generally accepted accounting principles, or as disclosed in the Company SEC Reports. Except as set forth in the Company Disclosure Schedule, there are no material amendments or modifications to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the

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    Exchange Act, which have not been filed with the SEC but which are required to be filed.

        (iv) As of June 30, 2001, the Company had approximately $54,000,000 in cash plus net current assets and liabilities of approximately $1,200,000 (excluding deferred revenue).

      (i)  No Liabilities.  Neither the Company nor any of its Subsidiaries has any material indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due or asserted or unasserted), and, to the Knowledge of the Company, there is no reasonable basis for the assertion of any claim with respect to any indebtedness, obligation or liability of any nature against the Company or any of its Subsidiaries, except for indebtedness, obligations and liabilities (i) that are fully reflected in, reserved against or otherwise described in the most recent Company Financial Statements, (ii) that have been incurred after the most recent Company Financial Statements in the ordinary course of business, consistent with past practice, (iii) that are obligations to perform under executory contracts in the ordinary course of business (none of which is a liability resulting from a breach of contract or warranty, tort, infringement or legal action) or (iv) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

      (j)  Absence of Certain Changes or Events.  Except as described in the Company SEC Reports or set forth in the Company Disclosure Schedule, since June 30, 2001, except with respect to the actions contemplated by this Agreement, and the Software Distribution Agreement, the Company has conducted its business only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Material Adverse Effect on the Company (or the occurrence or failure to occur of any event that would reasonably be expected to result in a Material Adverse Effect on the Company), (ii) any damage, destruction or loss of assets of the Company or any of its Subsidiaries (whether or not covered by insurance) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (iii) any material change by the Company in its accounting methods, principles or practices; (iv) any material revaluation by the Company or any of its Subsidiaries of any of its assets, including, without limitation, writing down the value of capitalized software or inventory or deferred tax assets or writing off notes or accounts receivable other than in the ordinary course of business; (v) any labor dispute or charge of unfair labor practice (other than routine individual grievances), which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company, any activity or proceeding by a labor union or representative thereof to organize any employee of the Company or any of its Subsidiaries or any campaign being conducted to solicit authorization from employees to be represented by such labor union in each case which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company; (vi) any waiver by the Company or any of its Subsidiaries of any rights of material value or (vii) any other action or event that would have required the consent of Parent pursuant to Section 6.1A had such action or event occurred after the date of this Agreement.

      (k)  Brokers and Finders.  Except for the fees and expenses payable to Broadview International LLC, which fees and expenses are determined pursuant to its agreement

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  with the Company, a true and complete copy of which (including all amendments) has been furnished to Parent, neither the Company nor any of its Subsidiaries has employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

      (l)  S-4 Registration Statement and Proxy Statement/Prospectus.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement will (i) in the case of the S-4 Registration Statement, at the time it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement, at the time of the Company Stockholders Meeting and Parent Stockholders Meeting (if necessary), and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4 Registration Statement, the Company shall promptly inform Parent so that such event may be so described and such amendment or supplement promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The S-4 Registration Statement will (with respect to the Company) comply as to form in all material respects with the requirements of the Securities Act. The Proxy Statement will (with respect to the Company) comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by, or related to, Parent, Merger Sub, or any other entity with which Parent or any Subsidiary of Parent has entered into an agreement relating to the acquisition of such entity by Parent or any Subsidiary of Parent, or any of their respective affiliates or advisors which is contained in any of the foregoing documents.

      (m)  Taxes.

         (i) The Company and each of its Subsidiaries has timely filed (after taking into account any extensions to file) all federal, state, local and foreign Returns required by applicable Tax law to be filed by the Company and each of its Subsidiaries. All Taxes owed by the Company or any of its Subsidiaries to a taxing authority, or for which the Company or any of its Subsidiaries is liable, whether to a taxing authority or to other Persons or entities under a Significant Tax Agreement, as of the date hereof, have been paid and, as of the Effective Time, will have been paid. All Returns were true and correct in all material respects when filed. Other than any reserve for deferred Taxes established to reflect timing differences between book and Tax treatment, the Company has made accruals for Taxes on the Company Financial Statements which are adequate to cover any Tax liability of the Company and each of its Subsidiaries determined in accordance with generally accepted accounting principles through the date of the Company Financial Statements.

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         (ii) The Company and each of its Subsidiaries have withheld with respect to its employees, creditors, independent contractors, stockholders or other parties all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

        (iii) There is no Tax deficiency outstanding, assessed, or to the Company's Knowledge, proposed against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have executed or requested any waiver of any statute of limitations on or extending the period for the assessment or collection of any federal or material state Tax that is still in effect. There are no liens for Taxes on the assets of Company or of any of its Subsidiaries other than with respect to Taxes not yet due and payable.

        (iv) No federal or state Tax audit or other examination of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified either in writing or orally of any request for such federal or state Tax audit or other examination.

         (v) Neither the Company nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

        (vi) Neither the Company nor any of its Subsidiaries is a party to (A) any agreement with a party other than the Company or any of its Subsidiaries providing for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Return which Return includes or included the Company or any Subsidiary or (B) any Significant Tax Agreement other than any Significant Tax Agreement described in (A).

        (vii) Except for the group of which the Company and its Subsidiaries are now presently members, neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code. There is no excess loss account, deferred intercompany gain or loss, or intercompany items as such terms are defined in the regulations promulgated under the Code, that exist with respect to the Company or any of its Subsidiaries.

       (viii) Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement or contract which could be treated as a partnership for federal income tax purposes.

        (ix) Neither the Company nor any of its Subsidiaries has agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise which have not yet been taken into account.

         (x) There is no contract, agreement, plan or arrangement covering any individual or entity treated as an individual included in the business or assets of the Company or its Subsidiaries that, individually or collectively, could give rise to the payment by the Company, a Subsidiary, Merger Sub or Parent of an amount that

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    would not be deductible by reason of Sections 280G or 162(m) of the Code or similar provisions of Tax law.

      (n)  Employee Benefits.

         (i) For purposes hereof, the term "Company Scheduled Plans" means each "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), "employee welfare benefit plan" (as such term is defined in Section 3(1) of ERISA), material personnel or payroll policy (including vacation time, holiday pay, service awards, moving expense reimbursement programs and sick leave) or material fringe benefit, severance agreement or plan or any medical, hospital, dental, life or disability plan, pension benefit plan, excess benefit plan, bonus, stock option, stock purchase or other incentive plan (including any equity or equity-based plan), tuition reimbursement, automobile use, club membership, parental or family leave, top hat plan or deferred compensation plan, salary reduction agreement, change-of-control agreement, employment agreement, consulting agreement, or collective bargaining agreement, indemnification agreement, retainer agreement, or any other material benefit plan, policy, program, arrangement, agreement or contract, with respect to any employee, former employee, director, independent contractor, or any beneficiary or dependent thereof of the Company, with respect to which the Company has any liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due or asserted or unasserted). A "Company Plan Affiliate" is each entity which is treated as a single employer with the Company pursuant to Section 4001 of ERISA or Section 414 of the Code. The Company has made available to Parent copies of all employee manuals of the Company and its Subsidiaries that include personnel policies applicable to any of their respective employees.

         (ii) The Company has made available to Parent a complete and accurate copy of each written Company Scheduled Plan, together with, if applicable, a copy of audited financial statements, actuarial reports and Form 5500 Annual Reports (including required schedules), if any, for the three (3) most recent plan years, the most recent Internal Revenue Service ("IRS") determination letter or IRS recognition of exemption; each other material letter, ruling or notice issued by a governmental body with respect to each such plan during the last three (3) years, a copy of each trust agreement, insurance contract or other funding vehicle, if any, with respect to each such plan, the current summary plan description and summary of material modifications thereto with respect to each such plan and Form 5310. There are no unwritten Company Scheduled Plans except as set forth and described as comprehended to the Closing Date on Section 5.2(n) of the Company Disclosure Schedule. There are no negotiations, demands or proposals which are pending or threatened which concern matters now covered, or that would be covered, by the foregoing types of unwritten Company Scheduled Plans, if any.

        (iii) Except for instances of non-compliance that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company, each Company Scheduled Plan (1) has been in substantial compliance and currently complies in form and in operation with all applicable requirements of ERISA and the Code, and any other (foreign or domestic) legal requirements applicable thereto; (2) has been and is operated and administered in compliance

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    with its terms (except as otherwise required by law); and (3) has been and is operated in compliance with applicable legal requirements in such a manner as to qualify, where appropriate, for both Federal and state purposes, for income tax exclusions to its participants, tax-exempt income for its funding vehicle, and the allowance of deductions and credits with respect to contributions thereto. Each Company Scheduled Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or recognition of exemption from the IRS on which the Company can rely.

        (iv) With respect to each Company Scheduled Plan, there are no claims or other proceedings pending or, to the Knowledge of the Company, threatened with respect to the assets thereof (other than routine claims for benefits).

         (v) Except as would not be reasonably expected to have a Material Adverse Effect on the Company, with respect to each Company Scheduled Plan, no Person: (1) has entered into any "prohibited transaction," as such term is defined in ERISA or the Code and the regulations, administrative rulings and case law thereunder that is not otherwise exempt under Code Section 4975 or ERISA Section 408 (or any administrative class exemption issued thereunder); (2) has breached a fiduciary obligation or violated Sections 402, 403, 405, 503, 510 or 511 of ERISA; (3) has any liability for any failure to act or comply in connection with the administration or investment of the assets of such plans; or (4) engaged in any transaction or otherwise acted with respect to such plans in such a manner which could subject Parent, or any fiduciary or plan administrator or any other Person dealing with any such plan, to liability under Section 409 or 502 of ERISA or Sections 4972 or 4976 through 4980B of the Code.

        (vi) Each Company Scheduled Plan (other than any individual contract with an employee or any stock option plan) may be amended, terminated, modified or otherwise revised by the Company or Parent, on and after the Closing, without incurring further obligations to the Company or Parent (other than ordinary administrative expenses or routine claims for benefits). No Company Scheduled Plan has unfunded liabilities, that, as of the Effective Time, will not be offset by insurance or fully accrued, except for such funding deficiencies as would not result in a Material Adverse Effect to the Company.

        (vii) None of the Company or any current or former Company Plan Affiliate has at any time participated in, made contributions to or had any other liability with respect to any Company Scheduled Plan which is a "multiemployer plan" as defined in Section 4001 of ERISA, a "multiemployer plan" within the meaning of Section 3(37) of ERISA, a "multiple employer plan" within the meaning of Section 413(c) of the Code, a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA or a plan that is subject to Title IV of ERISA.

       (viii) No Company Scheduled Plan provides, or reflects or represents any liability to provide retiree health coverage to any person for any reason, except as may be required by Part 6 of Subtitle B of Title I of ERISA or applicable state insurance laws, and neither the Company nor any Company Plan Affiliate has any liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due to asserted or unasserted) to any current or former employee, consultant or

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    director (either individually or as a group) to provide retiree health coverage, except to the extent required by applicable continuation coverage statutes.

        (ix) Neither the Company nor a Company Plan Affiliate has any liability for any material excise tax imposed by Code Sections 4971 or 4977. The Company has no material liability for any excise tax imposed by Code Section 4972 or 4979.

         (x) With respect to any Company Scheduled Plan which is a welfare plan as defined in Section 3(1) of ERISA (1) each such welfare plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code materially meets such requirements; and (2) there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject the Company or any Company Plan Affiliate to a material tax under Code Section 4976(a).

        (xi) No Company Scheduled Plan has been adopted or maintained by the Company or any Company Plan Affiliate, whether informally or formally, or with respect to which the Company or any Company Plan Affiliate will or may have any liability, exclusively for the benefit of the Company employees who perform services outside the United States.

        (xii) Neither the Company nor any current or former Company Plan Affiliate has any material liability (including, but not limited to, any contingent liability) with respect to any plan subject to Title IV of ERISA or Section 412 of the Code or any plan maintained by any former Company Plan Affiliate.

       (xiii) Other than by reason of actions taken following the Closing and except as otherwise set forth in the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (1) entitle any current or former employee of the Company to severance pay, unemployment compensation or any other payment, (2) accelerate the time of payment or vesting of any payment (other than for a terminated or frozen tax-qualified plan, pursuant to a requirement herein to freeze or terminate such plan), cause the forgiveness of any indebtedness, or increase the amount of any compensation due to any such employee or former employee or (3) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

       (xiv) The Company has not entered into any contract, agreement or arrangement covering any employee that gives rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(m) of the Code.

        (xv) The Company Option Plans and the ESPP are "broadly-based plans" as defined under the rules and regulations of the NNM and have been approved by Company stockholders at duly convened stockholders meetings with respect to which the Company solicited proxies in favor of each of the Company Option Plans and the ESPP.

      (o)  Company Intangible Property.

         (i) Except as set forth in Section 5.2(o) of the Company Disclosure Schedule, the Company owns, or is licensed, or otherwise possesses legally enforceable rights,

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    to use, sell or license, as applicable, all Proprietary Rights (excluding in each case Commercial Software) used, sold, distributed or licensed in or as a part of the business of the Company and its Subsidiaries as currently conducted (the "Company Proprietary Rights"). Except as disclosed in Section 5.2(o) of the Company Disclosure Schedule, the Company has licenses for all copies of Commercial Software used in its business and the Company does not have any obligation to pay fees, royalties and other amounts at any time pursuant to any such license.

         (ii) Except for Company Software and Company Embedded Products for which the Company has valid non-exclusive licenses that are adequate for the conduct of the Company's business, the Company is the sole and exclusive owner of the Company Proprietary Rights (free and clear of any Encumbrances), and, except for non-exclusive licenses and non-exclusive reseller and OEM agreements entered into in the ordinary course of business, has sole and exclusive rights to the use and distribution therefor of the material covered thereby in connection with the services or products in respect of which such Company Proprietary Rights are currently being used, sold, licensed or distributed in the course of or as part of the business of the Company and its Subsidiaries as currently conducted. The Company is not contractually obligated to pay compensation to any third party with respect to the use or distribution of any Company Proprietary Rights, except pursuant to the contracts set forth in Section 5.2(o) of the Company Disclosure Schedule.

        (iii) Except as disclosed in Section 5.2(o) of the Company Disclosure Schedule, to the Knowledge of the Company (A) the Company has not infringed on any intellectual property rights of any third Persons and (B) none of the Company Proprietary Rights infringes on any intellectual property rights of any third Persons.

        (iv) Except as disclosed in Section 5.2(o) of the Company Disclosure Schedule, no actions, suits, claims, investigations or proceedings with respect to the Company Proprietary Rights (other than Company Embedded Products) are pending or, to the Knowledge of the Company, threatened by any Person, (A) alleging that the manufacture, sale, license, distribution or use of any Company Proprietary Rights as now manufactured, sold, licensed, distributed or used by the Company or any third party infringes on any intellectual property rights of any third party, (B) against the use or distribution by the Company or any third party of any Company Proprietary Rights or (C) challenging the ownership by the Company or validity of any Company Proprietary Rights.

         (v) Except as disclosed in Section 5.2(o) of the Company Disclosure Schedule, the Company has not entered into any agreement, contract or commitment under which the Company is restricted, and the Company is not otherwise restricted, from (A) selling, licensing or otherwise distributing any products to any class or type of customers or directly or through any type of channel in any geographic area or during any period of time, or (B) combining, incorporating, embedding or bundling or allowing others to combine, incorporate, embed or bundle any of its products with those of another party, as each such restriction may effect any product currently being developed, marketed or sold by the Company or that otherwise would have a Material Adverse Effect on the Company.

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        (vi) The Company has taken reasonable security measures to safeguard and maintain its rights in all of the Company Proprietary Rights. To the Company's Knowledge, except as set forth in Section 5.2(o) of the Company Disclosure Schedule, all copies of the source code to Company Software and Company trade secrets are physically in the control of the Company at the Company's facilities. All officers, employees and consultants of the Company who have access to proprietary information have executed and delivered to the Company an agreement regarding the protection of proprietary information, and the assignment to or ownership by the Company of all Company Proprietary Rights arising from the services performed for the Company by such Persons. To the Knowledge of the Company, no current or prior officers, employees or consultants of the Company have asserted a claim, and the Company is not aware of any grounds to assert a claim to, any ownership interest in any Company Proprietary Right as a result of having been involved in the development of such property while employed by or consulting to the Company or otherwise.

        (vii) To the Knowledge of the Company, all authors of the software included in the Company Proprietary Rights (the "Company Software") or any other Person who participated in the development of the Company Software or any portion thereof or performed any work related to the Company Software (such authors and other persons or entities are collectively referred to as the "Company Software Authors") made his or her contribution to the Company Software within the scope of employment with the Company, as a "work made for hire," and was directed by the Company to work on the Company Software, or as a consultant who assigned all rights to such products to the Company. Except as set forth in Section 5.2(o) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company Software and every portion thereof are an original creation of the Company Software Authors and do not contain any source code or portions of source code (including any "canned program") created by any persons other than the Company Software Authors. The Company has not, by any of its acts or omissions, or, to its Knowledge, by acts or omissions of its affiliates, directors, officers, employees, agents, or representatives caused any of its proprietary rights in the Company Software, including copyrights, trademarks, and trade secrets to be transferred, diminished, or adversely affected to any material extent.

       (viii) There are no defects in the Company's software products, and such products shall perform in substantial accordance with related documentation and promotional material supplied by Company, and there are no errors in any documentation, specifications, manuals, user guides, promotional material, internal notes and memos, technical documentation, drawings, flow charts, diagrams, source language statements, demo disks, benchmark test results, and other written materials related to, associated with or used or produced in the development of the Company's software products except, in either case, where such defects, failure to perform, or errors would not reasonably be expected to have a Material Adverse Effect on the Company. Except as disclosed in Section 5.2(o) of the Company Disclosure Schedule, computer software included in the Company Proprietary Rights does not contain any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" (as these terms are commonly used in the computer software

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    industry), or other software routines designed to permit unauthorized access, to disable or erase software or data, or to perform any other similar type of functions.

        (ix) No government funding or university or college facilities were used in the development of the computer software programs or applications owned by the Company.

         (x) For the purpose of this Section 5.2(o), the following terms have the following definitions: (A) the term "Commercial Software" means packaged commercially available software programs generally available to the public which have been licensed to the Company pursuant to end-user licenses that permit the use of such programs without a right to modify, distribute or sublicense the same; (B) the term "Company Embedded Products" means third party software that is incorporated in any existing product or service of the Company; and (C) the term "Proprietary Rights" means (1) patents, patent applications, and inventions, (2) trademarks, service marks, trade dress, trade names, Internet domain names and the Company's corporate name (in its state of incorporation) and registrations and applications for registration thereof, (3) copyrights and registrations and applications for registration thereof, (4) mask works and registrations and applications for registration thereof, (5) computer software, data and documentation (in both source code and object code form), (6) trade secrets, know-how and copyrightable works, (7) other confidential and proprietary intellectual property rights, (8) copies and tangible embodiments thereof (in whatever form or medium) and (9) all renewals, extensions, revivals and resuscitations thereof.

      (p)  Agreements, Contracts and Commitments; Material Contracts.  Except as set forth in Section 5.2(p) of the Company Disclosure Schedule or the Software Distribution Agreement, neither the Company nor any of its Subsidiaries is a party to or is bound by:

         (i) any contract relating to the borrowing of money, the guaranty of another Person's borrowing of money, or the creation of an encumbrance or lien on the assets of the Company or any of its Subsidiaries and with outstanding obligations in excess of $150,000;

         (ii) any employment or consulting agreement, contract or commitment with any officer or director level employee or member of the Company's board of directors or any other employee who is one of the ten (10) most highly compensated employees, including base salary and bonuses (the "Company Key Employees"), other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days notice without liability or financial obligation or benefits generally available to employees of the Company, except to the extent general principles of wrongful termination law may limit the Company's or any of its Subsidiaries' ability to terminate employees at will;

        (iii) any agreement of indemnification or guaranty by the Company or any of its Subsidiaries not entered into in the ordinary course of business other than indemnification agreements between the Company or any of its Subsidiaries and any of its officers or directors in standard forms as filed by the Company with the SEC;

        (iv) any agreement, contract or commitment containing any covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of

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    business or conduct business in any geographical area, compete with any person or granting any exclusive distribution rights or limits the use or exploitation of the Company Proprietary Rights;

         (v) any contract for capital expenditures in excess of $250,000;

        (vi) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business; or

        (vii) any agreement, contract or commitment for the purchase of any ownership interest in any corporation, partnership, joint venture or other business enterprise for consideration in excess of $250,000, in any case, which includes all escrow and earn-out agreements with outstanding obligations.

      A true and complete copy (including all material amendments) of each agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) set forth in Section 5.2(p)(i)-(vii) of the Company Disclosure Schedule (a "Company Contract"), or a summary of each oral contract, has been made available to Parent. Each Company Contract is in full force and effect. No condition exists or event has occurred that, (whether with or without notice or lapse of time or both, or the happening or occurrence of any other event) would constitute a default by the Company or a Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto under, or result in a right in termination of, any Company Contract, except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on the Company.

    (q)  Unlawful Payments and Contributions.  To the Knowledge of the Company, neither the Company, any Subsidiary of the Company nor any of their respective directors, officers, employees or agents has, with respect to the businesses of the Company or its Subsidiaries, (i) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person or entity.

      (r)  Listings.  The Company's securities are not listed for trading on any U.S. domestic or foreign securities exchange, other than the NNM.

      (s)  Environmental Matters.  Except as disclosed in the Company Disclosure Schedules, (i) the Company and its Subsidiaries and the operations, assets and properties thereof are in material compliance with all Environmental Laws; (ii) there are no judicial or administrative actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company alleging the violation of any Environmental Law and neither the Company nor any Subsidiary of the Company has received notice from any governmental body or Person alleging any violation or liability of the Company or any of its Subsidiaries under any Environmental Laws, in either case which could reasonably be expected to result in a Material Adverse Effect on the Company; (iii) to the Knowledge of the Company, there are no facts, circumstances or conditions relating to, arising from, associated with or attributable to the Company or its Subsidiaries or any real property currently or

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  previously owned, operated or leased by the Company or its Subsidiaries that could result in Environmental Costs and Liabilities that would reasonably be expected to result in a Material Adverse Effect on the Company; and (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has ever generated, transported, treated, stored, handled or disposed of any Hazardous Material at any site, location or facility in a manner that could create any Environmental Costs and Liabilities that would reasonably be expected to result in a Material Adverse Effect on the Company, and, to the Knowledge of the Company, no such Hazardous Material has been or is currently present on, in, at or under any real property owned or used by the Company or any of its Subsidiaries in a manner (including without limitation, containment by means of any underground or aboveground storage tank) that could create any Environmental Costs and Liabilities that would reasonably be expected to result in a Material Adverse Effect on the Company. For the purpose of this Section 5.2(s), the following terms have the following definitions: (X) "Environmental Costs and Liabilities" means any losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies, remedial or removal actions and cleanup activities) arising from or under any Environmental Law; (Y) "Environmental Laws" means any applicable federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement relating to the environment, natural resources, or public or employee health and safety; and (Z) "Hazardous Material" means any substance, material or waste regulated by federal, state or local government, including, without limitation, any substance, material or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "toxic waste" or "toxic substance" under any provision of Environmental Law and including but not limited to petroleum and petroleum products.

      (t)  Title to Properties; Liens; Condition of Properties.  The Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, the real and personal property, shown on the most recent Company Financial Statement or acquired after the date thereof. Except as set forth in the Company Disclosure Schedule, none of the property owned or used by the Company or any of its Subsidiaries is subject to any mortgage, pledge, deed of trust, lien (other than for taxes not yet due and payable), conditional sale agreement, security title, encumbrance, or other adverse claim or interest of any kind. Since June 30, 2001, there has not been any sale, lease, or any other disposition or distribution by the Company or any of its Subsidiaries of any of its assets or properties material to the Company and its Subsidiaries, taken as a whole, except transactions in the ordinary course of business, consistent with past practices.

      (u)  Insurance.  All insurance policies (including "self-insurance" programs) now maintained by the Company (the "Company Insurance Policies") are in full force and effect, the Company is not in default under any of the Company Insurance Policies, and no claim for coverage under any of the Company Insurance Policies has been denied. The Company has not received any notice of cancellation or intent to cancel or increase or intent to increase premiums with respect to such insurance policies nor, to the Knowledge of the Company, is there any basis for any such action.

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      (v)  Labor and Employee Relations.

         (i) Except as set forth in Section 5.2(v) of the Company Disclosure Schedule, (A) none of the employees of the Company or any of its Subsidiaries is represented in his or her capacity as an employee of such company by any labor organization; (B) neither the Company nor any of its Subsidiaries has recognized any labor organization nor has any labor organization been elected as the collective bargaining agent of any of their employees, nor has the Company or any of its Subsidiaries signed any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any of their employees; and (C) to the Knowledge of the Company, there is no active or current union organization activity involving the employees of the Company or any of its Subsidiaries, nor has there ever been union representation involving employees of the Company or any of its Subsidiaries.

         (ii) The Company has made available to Parent a description of all written employment policies under which the Company and each of its Subsidiaries is operating.

        (iii) The Company and each of its Subsidiaries is in compliance with all federal, foreign (as applicable), and state laws regarding employment practices, including laws relating to workers' safety, sexual harassment or discrimination, except where the failure to so be in compliance, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

        (iv) To the Knowledge of the Company, none of the Company Key Employees has any plans to terminate his or her employment with the Company or any of its Subsidiaries.

      (w)  Permits.  The Company and each of its Subsidiaries hold all licenses, permits, registrations, orders, authorizations, approvals and franchises that are required to permit it to conduct its businesses as presently conducted, except where the failure to hold such licenses, permits, registrations, orders, authorizations, approvals or franchises would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company. All such licenses, permits, registrations, orders, authorizations, approvals and franchises are now, and will be after the Closing, valid and in full force and effect, and Surviving Corporation shall have full benefit of the same, except where the failure to be valid and in full force and effect or to have the benefit of any such license, permit, registration, order, authorization, approval or franchise would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company or Surviving Corporation. Neither the Company nor any of its Subsidiaries has received any notification of any asserted present failure (or past and unremedied failure) by it to have obtained any such license, permit, registration, order, authorization, approval or franchise, except where such failure would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company or Surviving Corporation.

      (x)  Transactions With Affiliates.  Except as set forth in the Company SEC Reports filed prior to the date of this Agreement or in the Company Disclosure Schedule, since the date of Company's last proxy statement to its stockholders, no event has occurred

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  that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

      (y)  Amendment to Company Rights Plan.  The board of directors of the Company has authorized an amendment to the Rights Agreement, dated as of December 18, 2000 among the Company, and Fleet Bank N.A. c/o EquiServe, L.P. (the "Company Rights Agreement"), so that (i) neither the Parent nor any of it affiliates, will become an "Acquiring Person" (as defined in the Company Rights Agreement) as a result of the consummation of the transactions contemplated by this Agreement, (ii) no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Company Rights Agreement) will occur as a result of the consummation of the transactions contemplated by this Agreement, and (iii) all "Rights" (as defined in the Company Rights Agreement and referred to herein as "Company Rights") issued and outstanding under the Company Rights Agreement will expire immediately prior to the Effective Time.

      (z)  Takeover Statutes.  No "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the Merger or the other transactions contemplated hereby. Assuming the accuracy of the representation and warranty set forth in Section 5.1(q), the action of the board of directors of the Company in approving this Agreement (and the transactions provided for herein) is sufficient to render inapplicable to this Agreement (and the transactions provided for herein) the restrictions on "business combinations" (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

      (aa)  Parent Common Stock.  Neither the Company nor any of its Subsidiaries is, nor at any time during the last three years has any of such been, an "interested stockholder" of Parent as defined in Section 203 of the DGCL.

ARTICLE VI

Additional Covenants and Agreements

    6.1A  Conduct of Business of the Company.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company (which for the purposes of this Section 6.1A shall include the Company and each of its Subsidiaries) agrees, except to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), to carry on its business and to cause each of its Subsidiaries to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and to use and cause each of its Subsidiaries to use all commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with the Company or any such Subsidiaries, to the end that the goodwill and ongoing businesses of Company and each of its Subsidiaries be unimpaired at the Effective Time. Except as expressly provided for by this Agreement, or the Software Distribution Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, prior to the Effective Time or earlier termination of this Agreement pursuant to its terms, without the

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prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

      (a) Except as provided in this Agreement or the Company Option Plans (without any additional action by the Company's board of directors, its compensation committee, or an administrator of any of the Company Option Plans), accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under the Company Option Plans or authorize cash payments in exchange for any options granted under any of such plans;

      (b) Enter into any material partnership, arrangement, joint development agreement or strategic alliance, except for such partnerships, arrangements, agreements or alliances that (1) anticipate the provision of goods or services or other consideration with a value of less than $500,000, (2) are entered into in the ordinary course of business consistent with the past practice of the Company, and (3) are entered into with third parties that do not presently compete with Parent's software business;

      (c) Except as required by law, grant any severance or termination pay (i) to any executive officer or (ii) to any other employee except payments made (A) in connection with the termination of employees who are not executive officers in amounts consistent with the Company's policies and past practices or (B) pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to Parent or set forth in the Company Disclosure Schedule or (C) pursuant to written agreements consistent with the past agreements of the Company or any of its Subsidiaries under similar circumstances;

      (d) Transfer, license or sell to any person or entity or otherwise extend, amend or modify any rights to the Company Proprietary Rights (including rights to resell or relicense the Company Proprietary Rights) or enter into grants to future patent rights, other than on standard forms of the Company or any of its Subsidiaries (or pursuant to written agreements negotiated at arm's length) providing for a non-exclusive license entered into in the ordinary course of business, including non-exclusive, enterprise-wide or site licenses.

      (e) Commence any material litigation other than (i) for the routine collection of bills, (ii) for software piracy, or (iii) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the business of the Company or any of its Subsidiaries, provided that the Company consults with the Parent prior to the filing of such a suit and keeps Parent advised of the status and details of such litigation (provided that, notwithstanding the foregoing, the Company shall not be required to obtain Parent's consent to any claim, suit or proceeding against Parent, Merger Sub, any other Subsidiary of Parent, or any of their affiliates, nor shall the Company be required to consult with Parent with respect thereto);

      (f)  Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

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      (g) Repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, other than pursuant to the terms of the Company Option Plans (without any additional action by the Company's board of directors, its compensation committee, or an administrator of any Company Option Plan);

      (h) Issue, deliver, sell or authorize or propose the issuance, delivery, grant or sale of, any shares of its capital stock of any class or securities convertible into, or any subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the (1) issuance of shares of Company Stock (with Company Rights attached thereto) pursuant to the exercise of stock options or warrants outstanding as of the date of this Agreement, (2) the grant of stock options to new employees in amounts that are consistent with past practice; or (3) if the Closing occurs after December 12, 2001, the grant of stock options pursuant to the Company's option exchange program;

      (i)  Cause, permit or propose any amendments to the Company's certificate of incorporation or by-laws;

      (j)  Sell, lease, license, encumber or otherwise dispose of any of the properties or assets of the Company or any of its Subsidiaries or terminate or waive any contracts, claims, or rights, in each case, except in the ordinary course of business consistent with past practice;

      (k) Incur any material indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such prohibited indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others;

      (l)  Except as required by law, adopt or amend any Company Scheduled Plan or increase the salaries or wage rates of any of its employees (except for wage increases in the ordinary course of business and consistent with past practices), including but not limited to (but without limiting the generality of the foregoing), the adoption or amendment of any stock purchase or option plan, the entering into of any employment contract or the payment of any special bonus or special remuneration to any director or employee (other than pursuant to sales commissions, bonus programs or particular bonuses approved by the board of directors of the Company or its compensation committee prior to the date hereof);

      (m) Revalue any of the assets of the Company or any of its Subsidiaries, including without limitation writing down the value of inventory, writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practice or as required by GAAP or applicable law;

      (n) Except as set forth in the Company Disclosure Schedule, pay, discharge or satisfy in an amount in excess of $200,000 (in any one case) or $500,000 (in the aggregate), any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), including, without limitation, under any employment contract or with respect to any bonus or special remuneration, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities of the type or specifically

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  reflected or reserved against in the Company Financial Statements (or in the notes thereto);

      (o) Except as required by applicable Tax law, make or change any material election in respect of Taxes, adopt or change in any material respect any accounting method in respect of Taxes, file any material Return or any amendment to a material Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

      (p) Except for any change which is required by reason of a concurrent change in GAAP, the Company will not, and will not permit any of its Subsidiaries to, change any method of accounting or accounting practice used by it;

      (q) Except as otherwise permitted pursuant to Section 6.3, take any action to exempt or make any person, entity or action (other than Parent) not subject to the provision of Section 203 of the Delaware Law or any other potentially applicable anti-takeover or similar statute or regulation; or

      (r)  Release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which any of the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent. The Company will also promptly request each Person other than Open Market, Inc. that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with such Person's consideration of a possible Alternate Transaction or equity or debt investment in the Company to return all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

      (s)  Take, or agree in writing or otherwise to take, any of the actions described in Section 6.1A(a) through (r) above, or any action which would cause or would be reasonably likely to cause any of the conditions to the Merger set forth in Sections 7.1 or 7.3, not to be satisfied.

    6.1B  Conduct by Parent.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Parent shall not, prior to the Effective Time or earlier termination of this Agreement pursuant to its terms, without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

      (a) adopt any amendments to its certificate of incorporation which would materially adversely affect the terms and provisions of the Parent Common Stock or the rights of the holders of such shares; or

      (b) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Parent, or, except in accordance with agreements existing as of the date hereof, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock in excess of 10% of the number of shares of capital stock of Parent then outstanding.

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    6.2  No Solicitation.

      (a) From and after the date of this Agreement until the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company will not, and will not permit any of its Subsidiaries or its or their respective directors, officers, investment bankers, affiliates, representatives and agents to, (i) solicit, initiate, or knowingly encourage (including by way of furnishing unsolicited information), or take any other action to facilitate, any inquiries or proposals that constitute, or could reasonably be expected to lead to, any Company Acquisition Proposal, or (ii) engage in, or enter into, any negotiations or discussions concerning any Company Acquisition Proposal. Notwithstanding the foregoing, in the event that, notwithstanding compliance with the preceding sentence, prior to receipt of the Company stockholder approval, (x) the Company receives a Company Acquisition Proposal that the board of directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisors) is or may reasonably be expected to lead to a Company Superior Proposal that was not solicited by the Company or otherwise obtained in violation of this Section 6.2, and (y) after the Company gives the Parent written notice of its intention to do so, the Company may participate in discussions and negotiations regarding such Company Acquisition Proposal, and provide confidential information concerning the Company, in order to be informed and make a determination with respect to such Company Acquisition Proposal. In such event, the Company shall (i) promptly inform Parent of the material terms and conditions of such Company Acquisition Proposal, including the identity of the Person making such Company Acquisition Proposal, (ii) promptly keep Parent informed of the status including any material change to the terms of any such Company Acquisition Proposal, and (iii) promptly deliver to Parent copies of all confidential information regarding the Company delivered by the Company to any third party in connection with such Company Acquisition Proposal. As used herein, the term "Company Acquisition Proposal" shall mean any bona fide inquiry, proposal or offer relating to any (i) merger, consolidation, business combination, or similar transaction involving the Company or any Subsidiary of the Company, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company or any Subsidiary of the Company in one or more transactions, (iii) issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase such securities, or securities convertible into such securities) of the Company or any Subsidiary of the Company, (iv) liquidation, dissolution, recapitalization or other similar type of transaction with respect to the Company or any Subsidiary of the Company, (v) tender offer or exchange offer for Company securities; in the case of (i), (ii), (iii), (iv) or (v) above, which transaction would result in a third party acquiring beneficial ownership of more than fifty percent (50%) of the voting power of the Company or the assets representing more than fifty percent (50%) of the net income, net revenue or assets of the Company on a consolidated basis, (vi) transaction which is similar in form, substance or purpose to any of the foregoing transactions, or (vii) public announcement of an agreement, proposal, plan or intention to do any of the foregoing, provided, however, that the term "Company Acquisition Proposal" shall not include the Merger and the transactions contemplated thereby. For purposes of this Agreement, "Company Superior Proposal" means any offer not solicited after the date of this Agreement by the Company, or by other Persons in violation of the first sentence of this

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  Section 6.2(a), and made by a third party to consummate a tender offer, exchange offer, merger, consolidation or similar transaction which would result in such third party beneficially owning, directly or indirectly, more than fifty percent (50%) of the shares of Company Stock then outstanding (or of the surviving entity in a merger) or all or substantially all of the assets of Company and its Subsidiaries, taken together, and which the board of directors of the Company determines in good faith has a reasonable likelihood of closing and otherwise on terms which the board of directors of the Company determines in good faith (after consulting with a financial advisor of nationally recognized reputation and considering such other matters that it deems relevant) would, if consummated, result in a transaction more favorable to the Company's stockholders than the Merger, taking into account, in the reasonable good faith judgment of the board of directors of the Company after consultation with its financial advisor, the availability to the person or entity making such Company Superior Proposal of the financial means to conclude such transaction. The Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

      (b) Neither the board of directors of the Company nor any committee thereof shall, except as required by its fiduciary duties as determined in good faith thereby (in consultation with its outside counsel), (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the board of directors of the Company or such committee of this Agreement or the Merger, (ii) approve, recommend, or otherwise support or endorse any Company Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to any Company Acquisition Proposal. Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the board of directors of the Company (in consultation with its outside counsel), such disclosure is necessary for the board of directors to comply with its fiduciary duties under applicable law; provided, however, that, except as required by their fiduciary duties as determined in good faith and in consultation with its outside counsel and investment advisor, neither the Company nor its board of directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend or propose publicly to approve or recommend, a Company Acquisition Proposal.

      (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 6.2, the Company will promptly (and in any event within forty eight (48) hours) advise Parent, orally and in writing, if any Company Acquisition Proposal is made or, to its Knowledge, proposed to be made or any information or access to properties, books or records of the Company is requested in connection with a Company Acquisition Proposal, (i) the principal terms and conditions of any such Company Acquisition Proposal or potential Company Acquisition Proposal or inquiry, and (ii) the identity of the party making such Company Acquisition Proposal, potential Company Acquisition Proposal or inquiry. The Company will keep Parent advised of the status and

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  details (including amendments and proposed amendments) of any such request or Company Acquisition Proposal.

    6.3  Meeting of Stockholders.

      (a) Except as set forth in Section 6.2(b), promptly after the date hereof, the Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and by-laws to convene a meeting of stockholders ("Company Stockholders Meeting") to be held as promptly as practicable after the S-4 Registration Statement is declared effective by the SEC for the purposes of voting upon the adoption of this Agreement and the Merger.

      (b) If, after the date the S-4 Registration Statement is declared effective by the SEC, in the reasonable judgment of the Company, the issuance of Parent Shares pursuant to this Agreement could require the approval of the stockholders of Parent pursuant to the rules of the NNM, Parent shall take all action necessary in accordance with the DGCL and its certificate of incorporation and by-laws to convene a meeting of stockholders (the "Parent Stockholders Meeting") to be held as promptly as practicable after the S-4 Registration Statement is declared effective by the SEC for the purposes of voting upon this Agreement and the Merger. In the event that prior to the date of the Parent Stockholders Meeting, the rules of the NNM permit Parent to consummate the Merger without the approval of Parent's stockholders, Parent shall be entitled to cancel the Parent Stockholders Meeting and/or the vote on the adoption of this Agreement and the Merger.

    6.4  Registration Statement.  Parent will, as promptly as practicable, prepare and file with the SEC a registration statement on Form S-4 (the "S-4 Registration Statement"), containing a proxy statement/prospectus and a form of proxy, in order to effect the registration under the Securities Act of the Parent Shares issuable in respect of the shares of Company Common Stock in connection with the Merger and the other transactions contemplated hereby. The Company and Parent will, as promptly as practicable, prepare and file with the SEC a proxy statement that will be the same proxy statement/prospectus contained in the S-4 Registration Statement and a form of proxy, in connection with the vote of the Company's (and Parent's, if necessary) stockholders with respect to the adoption of this Agreement and approval of the Merger (such proxy statement/prospectus, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's (and Parent's, if necessary) stockholders is herein called the "Proxy Statement"). The Company and Parent will, and will cause their accountants and lawyers to, use their reasonable efforts to cause the S-4 Registration Statement to be declared effective as promptly as practicable thereafter, including, without limitation, causing their accountants to deliver necessary or required instruments such as opinions, consents and certificates, and will take any other action required or necessary to be taken under federal or state securities laws or otherwise in connection with the registration process it being understood that each of Hill & Barlow, counsel to the Company, and, if a Parent Stockholder Meeting is then deemed necessary in the reasonable judgement of the Company, Bell, Boyd & Lloyd LLC, counsel to Parent, will render the tax opinions referred to in Section 6.12 below on the date the preliminary proxy is first filed with the SEC. The Company and Parent (if necessary) will each use its reasonable efforts to cause the Proxy Statement to be mailed to its stockholders at the earliest practicable date and the Company and Parent (if necessary) shall each use its commercially reasonable

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efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as the case may be, in accordance with Section 6.3 as soon as practicable after the S-4 Registration Statement is declared effective by the SEC. Parent shall also take any action required to be taken under state blue sky or other securities laws in connection with the issuance of Parent Shares in the Merger.

    6.5  Reasonable Efforts.

      (a) Subject to the terms and conditions of this Agreement, the Parties shall: (i) promptly make their respective filings and thereafter make any other required submissions under all applicable laws with respect to the Merger and the other transactions contemplated hereby; and (ii) use their reasonable best efforts to take promptly, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement as soon as practicable.

      (b) Parent and the Company shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals or consents of any governmental authority (whether domestic, foreign or supranational). In that regard, each party shall without limitation: (i) promptly notify the other of, and if in writing, furnish the other with the copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any governmental authority (whether domestic, foreign of supranational) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such governmental authority, (iii) not participate in any meeting with any such governmental authority unless it consults with the other in advance and to the extent permitted by such governmental authority gives the other the opportunity to attend and participate thereat, and (iv) furnish the other with copies of all correspondence, filing and communications (and memoranda setting forth the substance thereof) between it and any such governmental authority with respect to this Agreement and the Merger.

      (c) Each of the Company and Parent shall promptly notify the other party of:

         (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement if the failure of the Company or Parent, as the case may be, to obtain such consent would be material to the Company or Parent as applicable; and

         (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement.

      (d) The Company and Parent shall promptly notify the other party of any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the transactions contemplated by this Agreement.

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    6.6  Access to Information.  Upon reasonable notice, Parent, on the one hand, and the Company, on the other, shall (and shall cause each of their Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of the other such party (the "Authorized Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to their properties, assets, books and records and, during such period, shall (and shall cause each of their Subsidiaries to) furnish promptly to such Authorized Representatives all information concerning their business, properties, assets and personnel as may reasonably be requested for purposes of appropriate and necessary due diligence, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any of the representations or warranties made by the Parties. The Parties each agree to treat (and cause their Authorized Representatives to treat) any and all information provided pursuant to this Section 6.7 in strict compliance with the terms of that certain Confidentiality Agreement, entered by and between the Company and Parent, dated August 27, 2001 (the "Confidentiality Agreement").

    6.7  Publicity.  The Parties agree that they will consult with each other concerning any proposed press release or public announcement pertaining to the Merger in order to agree upon the text of any such press release or the making of such public announcement, which agreement shall not be unreasonably withheld or delayed, except as may be required by applicable law or by obligations pursuant to any listing agreement with a national securities exchange or national automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement. The Parties will prepare a joint release for the announcement of the execution of this Agreement.

    6.8  Affiliates of the Company and Parent.  The Company has identified the Persons listed on Section 6.8 of the Company Disclosure Schedule as "affiliates" of the Company for purposes of Rule 145 promulgated under the Securities Act (each, a "Company Affiliate") and the Company will use its reasonable efforts to obtain as promptly as practicable from each Company Affiliate written agreements in the form attached hereto as Exhibit B (the "Company Affiliate Letter") that such Company Affiliate will not sell, pledge, transfer or otherwise dispose of any Parent Shares issued to such Company Affiliate pursuant to the Merger, except in compliance with Rule 145 promulgated under the Securities Act or an exemption from the registration requirements of the Securities Act.

    6.9  Maintenance of Insurance.  Between the date hereof and through the Effective Time, the Company will maintain in full force and effect all of its and its Subsidiaries presently existing policies of insurance or insurance comparable to the coverage afforded by such policies.

    6.10  Representations and Warranties.  Each of the Company and Parent shall give prompt notice to the other, of any circumstances that would cause any of its representations and warranties set forth in Section 5.1 or 5.2, as the case may be, that are qualified as to materiality or Material Adverse Effect not to be true and correct, and those that are not so qualified not to be true and correct in all material respects, in each case at and as of the Effective Time.

    6.11  Filings; Other Action.  Subject to the terms and conditions herein provided, the Parties shall: (a) promptly make their respective filings and thereafter make any other

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required submissions under the HSR Act, the Securities Act and the Exchange Act, and comparable foreign laws, rules and regulations, with respect to the Merger; (b) cooperate in the preparation of such filings or submissions under the HSR Act, the Securities Act and the Exchange Act and other comparable foreign laws, rules and regulations; and (c) use reasonable efforts promptly to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable. Notwithstanding anything to the contrary contained herein, nothing in this Agreement will require Parent, whether pursuant to an order of the Federal Trade Commission or the United States Department of Justice or otherwise, to dispose of any assets, lines of business or equity interests in order to obtain the consent of the Federal Trade Commission or the United States Department of Justice to the transactions contemplated by this Agreement.

    6.12  Tax-Free Reorganization Treatment.  The Parties shall use their commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take or fail to take any action which action or failure to act would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. So long as the Merger qualifies as a reorganization described in Section 368(a) of the Code, each of Parent, Merger Sub, and the Company (i) shall not file any Return or take any position inconsistent with the treatment of the Merger as a reorganization described in Section 368(a) of the Code, and (ii) shall comply with the record keeping and information-reporting requirements set forth in Treas. Reg. Section 1.368-3. Furthermore, prior to the Effective Time, the Parties shall use their commercially reasonable efforts to obtain the tax opinions specified in Section 7.1(f) of the Agreement.

    6.13  Nasdaq Listing.  Parent agrees to authorize for listing on the NNM the shares of Parent Common Stock issuable in connection with the Merger, upon official notice of issuance. Parent shall take all steps reasonably necessary to maintain the listing of the Parent Common Stock on the NNM.

    6.14  Indemnification.

      (a) From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of the Company to indemnify and hold harmless the Company's and its Subsidiaries' present and former directors, officers, employees, and agents and their heirs, executors and assigns (collectively, the "Covered Parties") against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and to advance any amount required with respect to such indemnification (but solely if the Surviving Corporation has not assumed the defense of such Covered Party) arising out of or pertaining to (i) the fact that the Covered Party is or was an officer, director, employee or agent of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.

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      (b) The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its subsidiaries than are presently set forth in the certificate of incorporation and by-laws of the Company and for a period of six (6) years from the Effective Time, those provisions will not be repealed or amended or otherwise modified in any manner that would adversely affect the rights thereunder of the Covered Parties, except to the extent, if any, that such modification is required by applicable law.

      (c) For a period of six (6) years after the Effective Time, the Surviving Corporation will either (i) maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company; provided, however, that in no event will the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for such 150% of such annual premium), or (ii) if mutually agreed between the Company and the Surviving Corporation, purchase a directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company covering all periods prior to the Effective Time.

    6.15  Sale of Company Software Products.  Concurrently with the execution and delivery of this Agreement, Parent and the Company have entered into a Nonexclusive Software Distribution Agreement in the form attached as Exhibit C hereto (the "Software Distribution Agreement") pursuant to which the Company will grant Parent a license to market, sell, distribute, license and sublicense certain software products sold by the Company on the terms specified in the Software Distribution Agreement.

    6.16  Registration on Form S-8.  Parent agrees to cause the shares of Parent Stock issuable upon exercise of the Substitute Options to be covered by a Form S-8 Registration Statement filed with the SEC within 30 days of the Effective Time. Parent further agrees to cause the shares of Parent Stock issuable upon exercise of the Substitute Options to be registered or exempt from the registration requirements of all applicable state securities laws, rules and regulations.

    6.17  Section 16(b).  Parent and the Company shall take all such steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connections with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time, will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

    6.18  Takeover Statutes.  If any "fair price", "moratorium", "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Parties and its board of directors shall grant such approvals and take all such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and thereby.

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    6.19  Further Amendments to Rights Plan.  Prior to the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Board of Directors of the Company shall not take any action that would amend, or have the effect of amending, the Company Rights Agreement so that (i) the Parent would become an "Acquiring Person" (as such terms are defined in the Company Rights Agreement) as a result of the consummation of the transactions contemplated by this Agreement, (ii) a "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Company Rights Agreement) would occur as a result of the consummation of the transactions contemplated by this Agreement, and (iii) all "Company Rights" issued and outstanding under the Company Rights Agreement would not expire immediately prior to the Effective Time.

ARTICLE VII

Conditions

    7.1  Conditions to Each Party's Obligations.  The respective obligations of each Party to consummate the Merger are subject to the satisfaction or waiver by each of the Parties of the following conditions:

      (a) this Agreement and the Merger shall have been adopted by the requisite vote under applicable law of the stockholders of the Company and this Agreement and the issuance of Parent Shares in connection with this Merger shall have been approved by the requisite vote under the rules and regulations of the NNM by the stockholders of Parent (if necessary);

      (b) the SEC shall have declared the S-4 Registration Statement effective; no stop order suspending the effectiveness of the S-4 Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the Parties;

      (c) no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or making the Merger illegal (collectively, "Restraints") shall be in effect;

      (d) the waiting period(s) under the HSR Act and all other applicable material foreign antitrust, competition and merger laws, if any, shall have expired or been terminated;

      (e) the Parent Shares issuable to stockholders of the Company pursuant to this Agreement shall have been authorized for listing on the NNM upon official notice of issuance; and, if the Closing occurs after December 31, 2001 and the Parent does not then satisfy the maintenance criteria (qualitative and otherwise) of the NNM (or any other requirements set forth in a letter from the NNM to Parent regarding the possible delisting of the Parent Shares), there shall then remain at least forty five (45) calendar days before a Final Delisting Date, if any;

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      (f)  The Company shall have received a written opinion from its tax counsel (Hill & Barlow), and, if a Parent Stockholder Meeting was held, the Parent shall have received a written opinion from its tax counsel (Bell, Boyd & Lloyd LLC), each in form and substance reasonably satisfactory to it, to the effect that for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn; provided, however, that if the counsel to the Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if counsel for the Parent renders such opinion. The Parties to this Agreement agree to make such reasonable and customary representations as requested by such counsel for the purpose of rendering such opinions;

      (g) (i) all required approvals or consents of any Governmental Entity or third party shall have been obtained (and all relevant statutory, regulatory or other governmental waiting periods, whether domestic, foreign or supranational, shall have expired), except, in the case of consents the absence of which could not result in civil or criminal sanctions being imposed on Parent or the Surviving Corporation or their respective affiliates, where the failures to obtain any such consents and approvals would not reasonably be expected to have a Material Adverse Effect on the Company, the Surviving Corporation or the Parent and (ii) all such approvals and consents which have been obtained shall be on terms that would not reasonably be expected to have a Material Adverse Effect on the Company, the Surviving Corporation or the Parent; and

      (h) there shall not be any statute, rule, regulation, injunction, order or decree, enacted, enforced, promulgated, entered, issued or deemed applicable to the Merger and the other transactions contemplated hereby (or in the case of any statue, rule or regulation, awaiting signature or reasonably expected to become law), by any court, government or governmental authority or agency or legislative body, domestic, foreign or supranational, that could, or could reasonably be expected to, have a Material Adverse Effect on the Company, the Surviving Corporation or the Parent at or after the Effective Time.

    7.2  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable law:

      (a) the representations and warranties set forth in Section 5.1 that are qualified as to materiality or Material Adverse Effect shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case except as permitted or contemplated by this Agreement (it being understood that for purposes of determining the accuracy of such representations and warranties any update or modification to the Parent Disclosure Schedule made or purported to have been made without the Company's written consent thereto shall be disregarded), except, in all cases where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Parent;

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      (b) Parent shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time; and

      (c) Parent shall have delivered to the Company a certificate of its chief executive officer or chief financial officer, on behalf of Parent, to the effect that each of the conditions specified in Section 7.1 (as it relates to Parent) and clauses (a) and (b) of this Section 7.2 has been satisfied in all respects.

    7.3  Conditions to the Obligations of Parent.  The obligation of Parent to consummate the Merger is subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any or all of which may be waived in whole or in part by Parent to the extent permitted by applicable law:

      (a) the representations and warranties of the Company set forth in Section 5.2 that are qualified as to materiality or Material Adverse Effect shall be true and correct and those that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case except as permitted or contemplated by this Agreement (it being understood that for purposes of determining the accuracy of such representations or warranties any update or modifications to the Company Disclosure Schedule made or purported to have been made without Parent's written consent thereto shall be disregarded), except, in all cases, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Surviving Corporation or the Parent;

      (b) the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

      (c) the Company shall have delivered to Parent a certificate of its chief executive officer or chief financial officer, on behalf of the Company, to the effect that each of the conditions specified in Section 7.1 (as it relates to the Company) and clauses (a) and (b) of this Section 7.3 has been satisfied in all respects;

      (d) to the extent the option agreement or option plan governing any Company Option does not currently permit the Company to take any of the actions contemplated by Section 4.1(c) hereof, the Company shall have entered into agreements with the holders of such Company Options which allow the Company to take the actions contemplated by Section 4.1(c) hereof, which agreements shall be in form and substance reasonably acceptable to Parent; and

      (e) the Company shall have received all written consents, assignments, waivers, authorizations or other certificates necessary to provide for the continuation in full force and effect of any and all material contracts and leases of the Company and for the Company to consummate the transactions contemplated hereby.

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ARTICLE VIII

Termination

    8.1  Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption of this Agreement by the stockholders of the Company or Merger Sub and the approval (if necessary) of the issuance of the Parent Shares in connection with the Merger by the stockholders of Parent, by the mutual written consent of the Company and Parent.

    8.2  Termination by Either the Company or Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption of this Agreement by the stockholders of the Company or Merger Sub and the approval (if necessary) of the issuance of the Parent Shares in connection with the Merger by the stockholders of Parent, by action of the board of directors of either the Company or Parent if:

      (a) the Merger shall not have been consummated by December 31, 2001 (as adjusted in the manner set forth below, the "Termination Date"); provided, however, that if (x) the Effective Time has not occurred by the Termination Date by reason of nonsatisfaction of any of the conditions set forth in Sections 7.1(b), 7.1(c) or 7.1(d) and (y) all other conditions set forth in Article VII have heretofore been satisfied or waived or are then capable of being satisfied, then the Termination Date shall automatically be extended to January 31, 2002;

      (b) any Restraint shall be in effect and shall have become final and nonappealable; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of such Restraints and to appeal as promptly as possible any such Restraints that may be entered; or

      (c) at the duly held Company Stockholders Meeting (including any adjournments thereof), the requisite approval of the Company's stockholders shall not have been obtained; provided, however, that the Company's right to terminate this Agreement under this Section 8.2(c) shall not be available to the Company if the Company has violated the provisions of Section 6.2; or

      (d) the Parent Stockholders Meeting is required and at the duly held Parent Stockholders Meeting (including any adjournments thereof), the requisite approval of Parent's stockholders shall not have been obtained.

    8.3  Termination by the Company.  This Agreement may be terminated by the Company upon written notice to Parent and the Merger may be abandoned at any time prior to the Effective Time, before or after adoption of this Agreement by the stockholders of the Company or Merger Sub, by action of the board of directors of the Company, if:

      (a) Parent shall have breached or failed to perform any of the covenants or other agreements contained in this Agreement, or if any representation or warranty shall have become untrue, in either case such that (i) the conditions set forth in Section 7.2(a) or (b) would not be satisfied as of the time of such breach or as of such time as such representation or warranty shall have become untrue and (ii) such breach or failure to be true has not been or is incapable of being cured within twenty (20) business days following receipt by Parent of notice of such failure to comply; or

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      (b) the Parent Stockholders Meeting is required and the board of directors of Parent, or any committee thereof, shall have withdrawn or modified in a manner adverse to the Company its approval or recommendation of the Merger or this Agreement, or Parent shall have failed to include in the Proxy Statement the recommendation of the board of directors of Parent in favor of approval of the Merger and this Agreement; or

      (c) if the Company is in active negotiations, or executes a definitive agreement, with respect to a Company Superior Proposal, but only at a time that is prior to the adoption of this Agreement by the stockholders of the Company and that is after the second business day following the Company's delivery of a written notice to Parent advising that the board of directors of the Company is prepared to accept a Company Superior Proposal and identifying the Person making such Company Superior Proposal.

    8.4  Termination by Parent.  This Agreement may be terminated by Parent upon written notice to the Company and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval (if necessary) of the issuance of the Parent Shares in connection with the Merger by the stockholders of Parent, by any action of the Board of Directors of Parent, if:

      (a) the Company shall have breached or failed to perform any of the covenants or other agreements contained in this Agreement, or if any representation or warranty shall have become untrue, in either case such that (i) the conditions set forth in Section 7.3(a) or (b) would not be satisfied as of the time of such breach or as of such time as such representation or warranty shall have become untrue and (ii) such breach or failure to be true has not been or is incapable of being cured within twenty (20) business days following receipt by the Company of notice of such failure to comply; or

      (b) (i) the board of directors of the Company or any committee thereof, shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or this Agreement, (ii) the Company shall have failed to include in the Proxy Statement the recommendation of the board of directors of the Company in favor of adoption of this Agreement, (iii) in connection with a Rule 14d-9 disclosure, the board of directors of the Company shall have taken any action other than a rejection of a Rule 14d-9 proposal, (iv) the board of directors of the Company or any committee thereof shall have recommended any Company Acquisition Proposal, (v) the Company or any of its officers or directors shall have entered into discussions or negotiations in violation of Section 6.2, (vi) the board of directors of the Company or any committee thereof shall have resolved to do any of the foregoing or (vii) any Company Acquisition Proposal is consummated or an agreement with respect to any Company Acquisition Proposal is validly signed on behalf of the Company.

    8.5  Effect of Termination; Termination Fee.

      (a) Except as set forth in this Section 8.5, in the event of termination of this Agreement by either Parent or the Company as provided in this Article VIII, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Parties or their respective affiliates, officers, directors or stockholders except (x) with respect to the treatment of confidential information pursuant to Section 6.6, the payment of expenses pursuant to Section 9.1, and Article IX generally, (y) to the extent that such termination results from the willful and material breach of a Party of any of its representations or warranties, or any of its covenants or agreements

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  and (z) with respect to any intentional or knowing misrepresentations in connection with or pursuant to this Agreement or the transactions contemplated hereby.

      (b) In the event that (i) this Agreement is terminated pursuant to Section 8.2(a) due to the Company Stockholders Meeting not occurring as a result of a Company Acquisition Proposal, and within one year of such termination an Alternate Transaction is consummated or the Company enters into a definitive agreement to consummate an Alternate Transaction, (ii) (1) a Company Acquisition Proposal or the intention or desire to make a Company Acquisition Proposal shall have been made directly to the stockholders of the Company generally or otherwise publicly announced by the Company or the Person making a Company Acquisition Proposal, (2) such Company Acquisition Proposal or intention or desire is not withdrawn prior to the vote of the Company stockholders at the duly held Company Stockholders Meeting, (3) thereafter this Agreement is terminated pursuant to Section 8.2(c) or Section 8.4(a), and (4) within one year of such termination an Alternate Transaction is consummated or the Company enters into a definitive agreement to consummate an Alternate Transaction, or (iii) this Agreement is terminated by the Company pursuant to Section 8.3(c) or by Parent pursuant to Section 8.4(b), then the Company shall pay Parent a fee equal to $2,000,000 (the "Termination Fee"), payable by wire transfer of same day funds. The Company shall pay the Termination Fee promptly, but in no event later than the date of such termination, in the case of termination pursuant to Section 8.3(c), within three business days, in the case of termination pursuant to Section 8.4(b), or the earlier of the date the Company enters into a definitive agreement to consummate the transactions contemplated by an Alternate Transaction or an Alternate Transaction is consummated, as the case may be, in the case of termination pursuant to Sections 8.2(a), 8.2(c) or 8.4(a). The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement, and accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 8.5(b), the Company shall pay to Parent its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

      (c) In the event that this Agreement is terminated by the Company pursuant to Sections 8.3(b), then Parent shall promptly, but in no event later than the date of such termination, pay the Company a fee equal to the Termination Fee, payable by wire transfer of same day funds. Parent acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement, and accordingly, if Parent fails promptly to pay the amount due pursuant to this Section 8.5(c), and, in order to obtain such payment, the Company commences a suit which results in a judgment against Parent for the fee set forth in this Section 8.5(c), Parent shall pay to the Company its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

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      (d) In the event that this Agreement is terminated by either Party pursuant to Section 8.2(d) or by the Company pursuant to Section 8.3(a), Parent shall pay to the Company an amount (the "Expenses Fee") equal to the lesser of (i) $500,000 and (ii) all Transaction Expenses (as defined below) incurred by the Company prior to such termination, such payment to be made promptly but in no event later than the fifth business day after receipt of an invoice from the Company for such Transaction Expenses, including reasonably detailed backup therefor. In the event this Agreement is terminated by either Party pursuant to Section 8.2(c) (other than as provided in Section 8.5(b)(ii) above) or by Parent pursuant to Section 8.4(a), the Company shall pay to Parent the Expenses Fee promptly but in no event later than the fifth business day after receipt of an invoice from Parent for such Transaction Expenses, including reasonably detailed backup therefor.

      (e) In the event both Parent and the Company would otherwise be entitled to receive the Termination Fee under this Section 8.5 in connection with the termination of this Agreement, neither party shall be required to make any payment under this Section 8.5.

      (f)  If this Agreement is terminated under circumstances in which Parent or the Company is entitled to receive the Termination Fee, (i) the obligation to pay the Termination Fee shall survive the termination of this Agreement and (ii) the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent or the Company, as applicable, except in the event of (A) a willful breach of any provision of this Agreement or (B) an intentional or knowing misrepresentation in connection with this Agreement or the transactions contemplated hereby, in which event the party entitled to the Termination Fee shall have all rights, powers and remedies against the other party that may be available at law or in equity. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party.

ARTICLE IX

Miscellaneous and General

    9.1  Payment of Expenses.  Except as set forth in Section 8.5 hereof, whether or not the Merger shall be consummated, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby (the "Transaction Expenses").

    9.2  Non-Survival of Representations and Warranties.  The representations and warranties made in Sections 5.1 and 5.2 hereof shall not survive beyond the Effective Time or a termination of this Agreement, except to the extent a willful breach of such representation or intentional or knowing misrepresentation formed the basis for such termination. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement pursuant to Article VIII, including the payment of any Termination Fee.

    9.3  Modification or Amendment.  Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the Parties, by resolution of their respective board of

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directors, may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective Parties; provided, however, that after approval of this Agreement by the stockholders of the Company is obtained, no amendment which requires further stockholder approval shall be made without such approval of stockholders.

    9.4  Waiver of Conditions.  The conditions to each of the Parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

    9.5  Counterparts.  For the convenience of the Parties, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

    9.6  Governing Law; Jurisdiction.

      (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

      (b) Each of Parent, Merger Sub and the Company hereby irrevocably submits in any suit, action or proceeding arising out of or related to this Agreement or any other instrument, document or agreement executed or delivered in connection herewith and the transactions contemplated hereby and thereby, whether arising in contract, tort, equity or otherwise, to the exclusive jurisdiction of any state or federal court located in the State of Delaware and waives any and all objections to jurisdiction that it may have under the laws of the United States or of any state.

      (c) Each of Parent, Merger Sub and the Company waives any objection that it may have (including, without limitation, any objection of the laying of venue or based on forum non conveniens) to the location of the court in any proceeding commenced in accordance with this Section 9.6.

    9.7  Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the other Parties shall be deemed delivered upon actual receipt and shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, reputable overnight courier, or by facsimile transmission (with a confirming copy sent by reputable overnight courier), as follows:

      (a) if to Parent or Merger Sub, to:

      divine, inc.
      1301 North Elston Avenue
      Chicago, IL 60622
      Attention: Chief Financial Officer and General Counsel
      Facsimile: (773)394-6603

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      with a copy to:

      Bell, Boyd & Lloyd LLC
      70 West Madison Street
      Suite 3300
      Chicago, IL 60602
      Attention: D. Mark McMillan, Esq.
      Facsimile: (312) 372-2098

      (b) if to the Company, to:

      Eprise Corporation
      200 Crossing Boulevard
      Framingham, MA 01701
      Attention: President and Chief Executive Officer
      Facsimile:

      with copies to:

      Hill & Barlow
      One International Place
      Boston, MA 02110
      Attention: Ellen J. Rubin, Esq.
      Facsimile: (617) 428-3500

or to such other Persons or addresses as may be designated in writing by the party to receive such notice.

    9.8  Entire Agreement; Assignment.  This Agreement, including the Exhibits and Disclosure Schedules, together with the Confidentiality Agreement, (i) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior or contemporaneous agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof, and (ii) shall not be assigned by operation of law or otherwise (and any attempt to do so shall be void).

    9.9  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in connection with the Merger pursuant to Article IV hereof other than Sections 6.15, 6.16 and 6.17 hereof, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    9.10  Certain Definitions.  As used herein:

      (a) "Alternate Transaction" shall mean any transaction or series of transactions involving: (1) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which any of the Company or its Subsidiaries is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of any of the Company or its Subsidiaries, or (iii) in which any of the Company or its Subsidiaries issues securities

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  representing more than 50% of the outstanding securities of any class of voting securities of any of the Company or its Subsidiaries; or (2) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 50% or more of the consolidated net revenues, net income or assets of any of the Company or its Subsidiaries.

      (b) "Encumbrance" means any claim, lien, pledge, charge, security interest, equitable interest, option, right of first refusal or preemptive right, condition, or other restriction of any kind, including any restriction on use, voting (in the case of any security), transfer, receipt of income, or exercise of any other attribute of ownership.

      (c) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

      (d) "Final Delisting Date" means the date, including any extensions, deferrals, or restatements thereof, specified by the NNM in a notice to Parent upon which date the Parent Shares will be delisted from the NNM if Parent shall have not then satisfied the criteria of the NNM necessary to maintain the listing of the Parent Shares on the NNM; provided, however, that if the NNM shall have withdrawn such notice or otherwise suspended, revoked, or waived its maintenance criteria (or any other requirements set forth in a letter from the NNM to Parent regarding the possible delisting of the Parent Shares), there shall be no Final Delisting Date for all purposes of this Agreement.

      (e) "Governmental Entity" means the United States or any state, local or foreign government, or instrumentality, division, subdivision, agency, department or authority of any thereof.

      (f)  "Knowledge" with respect to a party hereto shall mean the actual knowledge of any of the chief executive officer and the chief financial officer thereof.

      (g) "Material Adverse Effect" shall mean any adverse effect or change in the business, operations, liabilities (contingent or otherwise), results of operations or financial performance, condition or prospects of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, as the case may be, which is material to the Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be; provided, however, that in no event shall any of the following, in and of themselves, constitute a Material Adverse Effect: (i) any change in or effect on the business of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, as applicable, caused by, relating to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof; (ii) any change in the market price or trading volume of the shares of Company Stock or Parent Stock, as applicable, on or after the date of this Agreement; or (iii) any adverse change, effect or occurrence attributable to the United States or European economy as a whole, the industries in which Parent or the Company, as applicable, compete or such other foreign economies where Parent or the Company, as applicable, have material operations or sales. The parties specifically agree that any changes in the Company's quarterly revenues from previous quarters or from any projections disclosed to Parent at any time shall not constitute a Material Adverse Effect hereunder; provided that, so long as the Closing occurs on or before December 31, 2001, the Company's cash balance at Closing is no less than $37,800,000.

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      (h) "Material Subsidiary" means with reference to any entity, any Subsidiary of such entity which, as of the date hereof or as of the Closing Date, would qualify as a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X promulgated under the Exchange Act.

      (i)  "Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, entity or Governmental Entity.

      (j)  "Returns" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, and any claims for refund for Taxes, including any amendments or supplements to any of the foregoing.

      (k) "Significant Tax Agreement" is any agreement to which the Company or any Subsidiary of the Company is a party under which the Company or any Subsidiary could reasonably be expected to be liable to another party under such agreement in an amount in excess of $25,000 in respect of Taxes payable by such other party to any taxing authority.

      (l)  "Subsidiary" shall mean, when used with reference to any entity, (i) any entity of which fifty percent (50%) or more of (i) the outstanding voting securities or interests or (ii) the economic interests, are owned directly or indirectly by such former entity.

      (m) "Tax" or "Taxes" refers to any and all federal, state, local and foreign, taxes, assessments and other governmental charges, duties, impositions and liabilities in the nature of and relating to such taxes, including without limitation taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, net worth, capital stock, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and including any liability for taxes of a predecessor entity; provided, however, that the term "Tax" or "Taxes" shall not be deemed to include claims by any governmental authority under an escheat, unclaimed property, or similar provision of applicable law.

    9.11  Severability.  If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

    9.12  Specific Performance.  The Parties acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the Parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

    9.13  Recovery of Attorney's Fees.  In the event of any litigation between the Parties relating to this Agreement, the prevailing party shall be entitled to recover its reasonable attorney's fees and costs (including court costs) from the non-prevailing party, provided that if both Parties prevail in part, the reasonable attorney's fees and costs shall be awarded by the court in such manner as it deems equitable to reflect the relative amounts and merits of the Parties' claims.

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    9.14  Captions.  The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

    9.15  No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be used against any party hereto.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK;
THE SIGNATURE PAGES FOLLOW]

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    IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto and shall be effective as of the date first hereinabove written.

PARENT: divine, inc.
By:	/s/ JUDE M. SULLIVAN Name: Jude M. Sullivan Its: Senior Vice President and General Counsel
MERGER SUB: DI2 Acquisition Company
By:	/s/ JUDE M. SULLIVAN Name: Jude M. Sullivan Its: President

[REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK;
THE SIGNATURE PAGE FOR THE COMPANY FOLLOWS]

[Signature Page to Agreement and Plan of Merger]

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COMPANY: Eprise Corporation
By:	/s/ J.A. FORGIONE Name: Joseph A. Forgione Its: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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Appendix B

OPINION OF BROADVIEW INTERNATIONAL LLC
(Financial Advisor to Eprise Corporation)

    September 17, 2001

CONFIDENTIAL

Board of Directors
Eprise Corporation.
200 Crossing Boulevard
Framingham, MA 01702

Dear Members of the Board:

    We understand that Eprise Corporation ("Eprise" or the "Company"), divine, inc. ("divine" or "Parent") and DI2 Acquisition Company, a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Merger Sub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, each share of Eprise common stock ("Company Common Stock") will be converted into the right to receive 2.4233 shares ("Exchange Ratio") of Parent class A common stock ("Parent Common Stock"). The Merger is intended to qualify as a reorganization within the meaning of Section 368 on the United States Internal Revenue Code of 1986, as amended. The terms and conditions of the above described Merger are more fully detailed in the Agreement.

    You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to holders of Company Common Stock.

    Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Eprise's Board of Directors and will receive a fee from Eprise upon the successful conclusion of the Merger.

    In rendering our opinion, we have, among other things:

     1.) reviewed the terms of the Agreement in the form of the draft dated September 17, 2001 furnished to us by the Company's legal counsel on September 17, 2001 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

     2.) reviewed Eprise's annual report on Form 10-K for the fiscal year ended December 31, 2000, including the audited financial statements included therein, and Eprise's quarterly report on Form 10-Q for the period ended June 30, 2001, including the unaudited financial statements included therein;

     3.) reviewed certain internal financial and operating information for Eprise, including quarterly projections through December 31, 2002, prepared and furnished to us by Eprise management;

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     4.) participated in discussions with Eprise management concerning the operations, business strategy, financial performance and prospects for Eprise;

     5.) discussed with Eprise management its view of the strategic rationale for the Merger;

     6.) reviewed the recent reported closing prices and trading activity for Company Common Stock;

     7.) compared certain aspects of the financial performance of Eprise with public companies we deemed comparable;

     8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

     9.) reviewed recent equity analyst reports covering Eprise;

    10.) reviewed divine's annual report on Form 10-K for the fiscal year ended December 31, 2000, including the audited financial statements included therein, and divine's quarterly report on Form 10-Q for the period ended June 30, 2001, including the unaudited financial statements included therein;

    11.) reviewed certain internal financial and operating information for divine, including a financial outlook through December 31, 2002, prepared and furnished to us by divine management;

    12.) participated in discussions with divine management concerning the operations, business strategy, financial performance and prospects for divine;

    13.) discussed with divine management its view for the strategic rationale for the Merger;

    14.) reviewed the recent reported closing prices and trading activity of Parent Common Stock;

    15.) compared certain aspects of the financial performance of divine with public companies we deemed comparable;

    16.) reviewed recent equity analyst reports covering divine;

    17.) analyzed the anticipated effect of the Merger on the future financial performance of divine;

    18.) assisted in negotiations and discussions related to the Merger among Eprise, divine and their respective advisors; and

    19.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Eprise, divine, or their respective advisors. With respect to the financial outlook examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Eprise and divine as to the future performance of Eprise and divine, respectively. We have neither made nor obtained an independent appraisal or valuation of any of Eprise's assets.

B–2

    For purposes of this opinion, we have assumed that neither Eprise nor divine is currently involved in any material transaction other than the Merger, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Parent Common Stock will trade at any time in the future.

    Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to holders of Company Common Stock.

    This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Eprise in connection with its consideration of the Merger and does not constitute a recommendation to any Eprise stockholder as to how such stockholder should vote with respect to the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy Statement/Prospectus to be distributed to Eprise stockholders in connection with the Merger.

Sincerely,
/s/ BROADVIEW INTERNATIONAL LLC Broadview International LLC

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PART II  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Certain Persons.

    Section 145(a) of the General Corporation Law of the State of Delaware provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

    Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses that the Court of Chancery or such other court shall deem proper.

    Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. divine has obtained directors' and officers' liability insurance.

    Article XII of divine's third amended and restated certificate of incorporation provides for indemnification to the fullest extent permitted under Delaware law of any person who is or was a director or officer of divine who is or was involved or threatened to be made so involved in any proceeding, whether civil, criminal, administrative or investigative, because that person is or was serving as a director or officer of divine, or was serving at the request of divine as a director or officer of any other enterprise. divine also enters into indemnification agreements with its directors and executive officers that provide for the indemnification described above.

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    The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware Corporation Law and Article XII of divine's third amended and restated certificate of incorporation.

Item 21. Exhibits and Financial Statement Schedules.

(a)
Exhibits

2.1	Agreement and Plan of Merger, dated as of September 17, 2001, among divine, inc., DI2 Acquisition Company and Eprise Corporation, excluding exhibits and schedules thereto (included as Appendix A to the proxy statement/prospectus in this Registration Statement).
3.1(a)
Third Amended and Restated Certificate of Incorporation of divine (incorporated herein by reference to Exhibit 3.1 to divine's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).
3.1(b)
Certificate of Ownership and Merger, dated February 26, 2001, effecting an amendment to the Third Amended and Restated Certificate of Incorporation of divine (incorporated by reference to Exhibit 2.1 to divine's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 (the "2001 First Quarter 10-Q")
3.1(c)	Conformed copy of Third Amended and Restated Certificate of Incorporation of divine, as amended (incorporated by reference to Exhibit 2.2 to the 2001 First Quarter 10-Q).
3.2	Amended and Restated Bylaws of divine (incorporated herein by reference to Exhibit 3.2 to divine's Registration Statement on Form S-1, File No. 333-92851 (the "IPO Registration Statement")).
4.1	Specimen stock certificate representing divine's class A common stock (incorporated herein by reference to Exhibit 4.1 to the IPO Registration Statement).
4.2
Rights Agreement dated as of February 12, 2001 between divine interVentures, inc., and Computershare Investor Services, LLC, including the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.001 per share, as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 1 to divine's Registration Statement on Form 8-A filed with the SEC on February 13, 2001)
4.3
Amendment No. 1 to Rights Agreement, dated as of July 8, 2001, between divine and Computershare Investor Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 2 to the Registration Statement on Form 8-A/A of divine filed with the Securities and Exchange Commission on July 23, 2001).
4.4
Amendment No. 2 to Rights Agreement, dated as of August 15, 2001, between divine and Computershare Investor Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form 8-A/A of divine filed with the Securities and Exchange Commission on August 20, 2001).

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5.1	Opinion of Bell, Boyd & Lloyd LLC as to the validity of the securities being registered (to be filed by amendment).
8.1	Opinion of Hill & Barlow as to certain tax matters (to be filed by amendment).
21.1	Subsidiaries of divine (incorporated herein by reference to Exhibit 21.1 to divine's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
23.1	Consent of Bell, Boyd & Lloyd LLC (included in Exhibit 5.1).
23.2	Consent of Hill & Barlow (included in Exhibit 8.1).
23.3	Consent of KPMG LLP
23.4	Consent of Deloitte & Touche LLP
23.5	Consent of Broadview International LLC (included in Exhibit 99.2)
24.1	Power of Attorney (included on the signature page of the initial filing of this Registration Statement).
99.1	Form of Proxy Card for soliciting the proxy of Eprise stockholders.
99.2	Opinion of Broadview International LLC (included as Appendix B to the proxy statement/prospectus in this Registration Statement.)
99.3
Agreement, dated September 20, 2001, by divine to furnish supplementally to the SEC, upon request, copies of omitted schedules (incorporated by reference to Exhibit 99.2 to divine's Report on Form 8-K dated September 20, 2001).
(b)
Financial Statement Schedules—None

Item 22. Undertakings.

    We hereby undertake as follows:

    (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

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    (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 9, 2001.

divine, inc.
By:	/s/ MICHAEL P. CULLINANE Michael P. Cullinane Executive Vice President, Chief Financial Officer, Treasurer and Director

POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Andrew J. Filipowski and Jude Sullivan his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, to sign on his behalf, individually and in each capacity stated below, this Registration Statement, all amendments to this Registration Statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granted unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby to all intents and purposes as such person might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on October 9, 2001.

Signature	Title

/s/ ANDREW J. FILIPOWSKI Andrew J. Filipowski	Chairman of the Board and Chief Executive Officer
/s/ MICHAEL P. CULLINANE Michael P. Cullinane	Executive Vice President, Chief Financial Officer, Treasurer and Director
/s/ PAUL HUMENANSKY Paul Humenansky	President, Chief Operating Officer and Director
/s/ TOMMY BENNETT Tommy Bennett	Director

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John Cooper	Director
/s/ JAMES E. COWIE James E. Cowie	Director
Michael H. Forster	Director
/s/ ARTHUR W. HAHN Arthur W. Hahn	Director
J. Kevin Nater	Director
/s/ THOMAS J. MEREDITH Thomas J. Meredith	Director
/s/ JOHN RAU John Rau	Director

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QuickLinks

ADDITIONAL INFORMATION
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER
SUMMARY
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
THE EPRISE SPECIAL MEETING
THE MERGER
THE MERGER AGREEMENT
AGREEMENT RELATED TO THE MERGER
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
INFORMATION REGARDING DIVINE
INFORMATION REGARDING EPRISE
COMPARISON OF STOCKHOLDERS' RIGHTS
LEGAL MATTERS
EXPERTS
STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF EPRISE CORPORATION
INDEPENDENT AUDITORS' REPORT
EPRISE CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts)
EPRISE CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
EPRISE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Appendix A
TABLE OF CONTENTS
TABLE OF DEFINED TERMS
EXHIBITS
AGREEMENT AND PLAN OF MERGER
RECITALS
ARTICLE I The Merger; Effective Time; Closing
ARTICLE II The Surviving Corporation
ARTICLE III Directors and Officers of the Surviving Corporation
ARTICLE IV Merger Consideration; Conversion or Cancellation of Shares in the Merger
ARTICLE V Representations and Warranties
ARTICLE VI Additional Covenants and Agreements
ARTICLE VII Conditions
ARTICLE VIII Termination
ARTICLE IX Miscellaneous and General
  Appendix B
OPINION OF BROADVIEW INTERNATIONAL LLC (Financial Advisor to Eprise Corporation)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY